Filed Pursuant to Rule 424(b)(4)
Registration No. 333-194488

PROSPECTUS

5,833,333 Shares

Papa Murphy's TAKE 'N' BAKE PIZZA

Love at 425°

Papa Murphy's Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Papa Murphy's Holdings, Inc. We are offering 5,833,333 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We have been approved to list our common stock on The NASDAQ Global Select Market ("NASDAQ") under the symbol "FRSH".

We are an "emerging growth company" as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implication of Being an "Emerging Growth Company"."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$11.00	$64,166,663
Discounts and Commissions [1]	$ 0.77	$ 4,491,666
Proceeds, before expenses, to us	$10.23	$59,674,997

[1] We refer you to "Underwriting" beginning on page 139 of this prospectus for additional information regarding total underwriter compensation.

Delivery of the shares of common stock is expected to be made on or about May 7, 2014. The selling stockholders identified in this prospectus have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional 874,999 shares of our common stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

Jefferies **Baird** **Wells Fargo Securities**

William Blair **Raymond James** **Stephens Inc.**

Prospectus dated May 1, 2014

WARNING
CLOSE CAGE
Papa Murph
TAKE N' BAKE PIZZA
HOBART HL80 YN 1222
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You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters (or any of our or their respective affiliates), are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS AND TRADE NAMES

We own or have the rights to use various trademarks, service marks and trade names referred to in this prospectus, including, among others, Papa Murphy’s, Papa Murphy’s Take ‘N’ Bake Pizza, deLite and their respective logos. Solely for convenience, we refer to trademarks, service marks and trade names in this prospectus without the TM, SM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks, service marks and trade names. Other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included market data and industry forecasts that were obtained from industry publications and other sources.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our consolidated financial statements in U.S. dollars and in conformity with generally accepted accounting principles in the United States (“GAAP”). Certain amounts included in this prospectus and our audited consolidated financial statements as of and for fiscal years ended December 30, 2013, December 31, 2012 and January 2, 2012 have been rounded for ease of presentation. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

On May 4, 2010, affiliates of Lee Equity Partners, LLC (“Lee Equity”) acquired a majority of the capital stock of PMI Holdings Inc., our predecessor. The periods on or prior to May 4, 2010 are referred to as “Predecessor.” Papa Murphy’s Holdings, Inc. was incorporated on March 29, 2010 by affiliates of Lee Equity in connection with the acquisition, and all periods including and after such date are referred to as “Successor.” From March 29, 2010 to May 4, 2010, the date of the acquisition, Papa Murphy’s Holdings, Inc. had no activities other than the incurrence of transaction costs related to the acquisition.

MARKET AND INDUSTRY INFORMATION

Market data used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of sources, including Zagat, Technomic, Nation’s Restaurant News, NPD Crest, Mintel, Empathica and Forbes. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is reliable, such information, which in part is derived from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates prepared by independent parties and by us.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references to “Papa Murphy’s,” “our company,” “we,” “us” and “our” refer to Papa Murphy’s Holdings, Inc. and its direct and indirect subsidiaries.

This prospectus contains consolidated financial statements of Papa Murphy’s Holdings, Inc. To match our operating cycle, we use a 52- or 53-week fiscal year, ending on the Monday nearest to December 31. Fiscal years 2013, 2012 and 2011 were 52-week periods ending on December 30, 2013 (“fiscal year 2013”), December 31, 2012 (“fiscal year 2012”) and January 2, 2012 (“fiscal year 2011”), respectively.

Our Company

Create. Take. Bake.

Papa Murphy’s is a high-growth franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States. Take ‘N’ Bake pizza restaurants sell uncooked pizzas that customers bake at home. We were founded in 1981 and have grown our footprint to a total of 1,418 franchise and company-owned stores (collectively “system-wide stores”) as of December 30, 2013, more than 20 times the stores of our nearest Take ‘N’ Bake pizza restaurant competitor. The Papa Murphy’s experience is different from traditional pizza restaurants. Our customers:

■	CREATE their fresh, customized pizza with high-quality ingredients in our stores or online;

■	TAKE their fresh pizza home; and

■	BAKE their pizza fresh in their ovens, at their convenience, for a home-cooked meal served hot.

We have been repeatedly rated the #1 pizza chain in the United States by multiple third-party consumer studies. In 2014, 2013, 2012 and 2011, we were rated the #1 pizza chain overall by Nation’s Restaurant News, and in 2012, 2011 and 2010, we were rated the #1 pizza chain by Zagat. Compared to broader restaurant chain competition, we were also recognized by Technomic in 2013 as the #1 chain overall among all restaurants and all food categories, by Nation’s Restaurant News in 2013 and 2012 as one of the Top 5 Overall limited service restaurant chains across all food categories, and by Zagat in 2012 as one of the Top 5 Overall fast food chains across all food categories. For fiscal years 2013 and 2012 we had total revenues of $80.5 million and $66.9 million, respectively, net loss of $(2.6) million and $(2.1) million, respectively, and Adjusted EBITDA of $24.4 million and $22.1 million, respectively. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net loss, see “—Summary Historical Consolidated Financial and Other Data.”

We believe our leading consumer ratings are due to the broad appeal of our concept. However, we actively target mothers and families looking to solve the “dinnertime dilemma” of providing their family with a high-quality, home-cooked meal, without investing significant time or money. We believe that our target customer values the focus on freshness and quality that differentiates the Papa Murphy’s pizza-making process:

■	We make our dough fresh in each store, starting with flour, water and yeast;

■	We grate our cheese daily from blocks of 100% whole-milk mozzarella cheese;

■	We slice fresh, never-frozen vegetables by hand;

■	We feature specialty, premium ingredients like artichoke hearts, sun-dried tomatoes, feta cheese and fresh spinach;

■	We use only high-quality meats with no added fillers; and

■	We use no trans-fats.

Additionally, our guidelines provide that all pizza dough must be used to make pizzas within 72 hours of preparation, and we recommend our customers bake their pizza within 24 hours of preparation, resulting in a fresh pizza for our customers.

Our store model is also different from many other restaurant models. Because our stores do not have pizza ovens, venting hoods, freezers or dining areas and average 1,400 square feet in size, they require a lower capital investment than traditional pizza, limited service or fast casual restaurants. We also have lower operating costs than traditional pizza, limited service or fast casual restaurants because our stores do not require the hiring of delivery drivers or wait staff. Further, the simplicity of our operations and our shorter opening hours (typically 11:00 a.m. to 9:00 p.m.) are attractive to potential and current franchise owners and allow them to focus on making fresh, high-quality food for our customers.

As of December 30, 2013, our store base was 95.1% franchised, offering us strategic and financial benefits. Our franchise business model enables us to focus our company resources on menu innovation, marketing, franchise owner training and operations support and other initiatives to drive the overall success of our brand. Our franchise business model also allows us to grow our store base and brand awareness with limited corporate capital investment. As a result, our business model is designed to provide us with high operating margins, low capital expenditures, negative working capital and high operating cash flows.

As of December 30, 2013, we had 1,418 system-wide stores, consisting of 1,349 franchise and 69 company-owned stores, located in 38 states, Canada and the United Arab Emirates. We have increased our total store count 68.6% from 2004 to 2013. We currently have a strong new store pipeline and our franchise owners opened 98 stores in 2013, which represents a 27.3% increase in franchise store openings over the prior fiscal year. We have also experienced steady increases in our system-wide sales. From 2004 to 2013, our system-wide sales increased from $385.9 million to $785.6 million.

Total Stores at End of Period

System-wide Sales

We have experienced strong comparable store sales, revenue and Adjusted EBITDA growth. Our stores have generated positive comparable store sales growth in 35 out of the last 40 quarters through the end of fiscal year 2013, averaging approximately 4% throughout the last ten years. From fiscal year 2009 to fiscal year 2013, our total revenues increased from $54.1 million to $80.5 million, and Adjusted EBITDA increased from $16.5 million to $24.4 million. In fiscal year 2009, we had net income of $4.5 million compared to a net loss of $(2.6) million in fiscal year 2013.

Our Industry

Take ‘N’ Bake pizza is a fast-growing segment of the limited-service restaurant (“LSR”) pizza category. We are the market leader in the Take ‘N’ Bake segment with more than 20 times the number of stores of our next closest Take ‘N’ Bake competitor in the United States. In addition, we are the only national Take ‘N’ Bake LSR pizza chain. We are the fifth largest pizza chain in the United States as measured by system-wide sales and total number of stores. Mintel estimates that the pizza restaurant market grew from $32 billion in 2007 to $38 billion in 2012 and will grow to $44 billion in 2017. We believe the pizza restaurant market is an attractive category due to its size and growth, as well as its fragmented competitive landscape. The top five pizza chains accounted for only 40.8% of category sales in 2012, which provides the potential to take share from smaller pizza chains and independent pizza operators.

Our Competitive Strengths

Fresh Made. Fresh Baked. Love at 425°.

We believe we benefit from the following competitive strengths:

High-Quality Pizza at an Attractive Value. We were founded on the following core values—Great Quality, Great Value, Great Customer Service—and we strive to deliver on these values every day. We believe the manner in which we deliver these values to our customers provides a strong foundation for growth.

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Great Quality. We have continually focused on quality over the past 33 years, and we believe customers can taste the difference in our food. Unlike some of our national pizza chain competitors, we do not use frozen dough or pre-shredded, pre-packaged or frozen cheese. Our dough is made from scratch daily, and our pizzas are made with high-quality ingredients, including: (i) 100% whole-milk block mozzarella cheese grated in-store; (ii) a variety of sauces including traditional red sauce made from California tomatoes; (iii) fresh, never-frozen vegetables that are chopped by hand daily; (iv) high-quality meat with no added fillers; and (v) specialty toppings such as artichoke hearts, feta cheese, Italian salami, zucchini, sun-dried tomatoes and fresh spinach. Our menu offers customers a variety of original, thin crust and stuffed pizzas as well as the ability to create a customized pizza from a broad selection of crust, sauce and topping combinations. We were ranked #1 in Food Quality, Freshness of Food and Taste and Flavor of Food in numerous customer surveys, including Technomic in 2013 and NPD CREST in 2013, 2012, 2011 and 2010. We were ranked #1 in Food Quality among the top five pizza chains (as measured by number of stores and sales) in 2014, 2013, 2012 and 2011 by Nation’s Restaurant News.

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Great Value. We offer a high-quality pizza at a value price point. We were ranked #1 in the pizza value category by Nation’s Restaurant News in 2013, 2012 and 2011, and we were ranked the #1 limited service restaurant chain for value by Technomic in 2013. In 2013, our average transaction size was approximately $16, but because our pizzas serve more than one person, our average check per person was $5.39. We believe this is one of the lowest average checks per person among national pizza chains. Additionally, the Take ‘N’ Bake experience eliminates the need for tipping and delivery fees.

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Great Customer Service. We offer our customers a consistent and convenient experience where they are able to create their customized pizza. We train our store crews to greet each customer, to promote the latest new product offers or promotions and to assist each customer in choosing the combination of fresh made pizzas or side items that complete their meal. Our pizzas are made fresh, and our customers can follow their pizza as it is made to order right in front of them. While we do offer pizzas with suggested pre-selected toppings, many pizzas sold in our stores are customized. We provide a fast and friendly in-store experience, with an average in-store service time of approximately four minutes. We were ranked #1 among all pizza chains in Fast and Efficient Service, Cleanliness, Likelihood to Return and Overall Customer Experience by numerous customer surveys including Technomic in 2013, NPD CREST in 2013, 2012, 2011 and 2010 and Empathica in 2013. We were ranked #1 in Service, Likelihood to Return and Likelihood to Recommend among the top five pizza chains (as measured by number of stores and sales) in 2014, 2013, 2012 and 2011 by Nation’s Restaurant News.

Top-Rated, Award-Winning Pizza Chain. We have consistently been rated consumers’ #1 pizza chain and ranked among the top restaurant chains overall in the United States in third-party consumer studies.

■	Zagat National Restaurant Chain Survey

–	#1 Rated Pizza Chain in 2012, 2011 and 2010

–	Top 5 U.S. Fast Food Chain (all fast food categories, less than 5,000 locations) in 2012 (#2 Top Service and Top Food), 2011 (#3 Top Service and Top Food) and 2010 (#4 Overall)

■	Technomic 2013 Consumer Restaurant Brand Metrics Study

–	#1 Chain Overall, among all restaurants and food categories surveyed

–	#1 Pizza/Italian Chain

■	Nation’s Restaurant News Consumer Picks Survey

–	#1 Pizza/Italian Chain in 2014, 2013, 2012 and 2011

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#1 ranking among the top five pizza chains (as measured by number of stores and sales) in 2014 in 10 out of 11 categories and #1 ranking in 2013 and 2012 in 10 out of 11 categories, such as Food Quality, Service, Likely to Recommend and Likely to Return

–	Top Overall Limited Services Restaurant Chain in 2013 (#3), 2012 (#2) and 2011 (#1)

■	NPD CREST Customer Survey

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#1 Pizza Chain in 2013, 2012, 2011 and 2010 in (i) Taste and Flavor of Food; (ii) Quality of Food; (iii) Freshness of Food; (iv) Fast and Efficient Service; (v) Likelihood to Recommend; and (vi) Overall Customer Experience

■	Empathica 2013 Quick Service Restaurant Benchmark Study

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#1 Pizza/Pasta Chain in (i) Overall Customer Delight; (ii) Overall Customer Satisfaction; (iii) Good Value for What Customers Paid; (iv) Customer Likelihood to Revisit; and (v) Customer Likelihood to Recommend

–	Top Carryout Pizza Chain

Loyal Customer Base. We have developed a loyal and diverse customer base that values (i) our ability to create a fresh, customized pizza; (ii) our high-quality ingredients; (iii) our fast and friendly in-store service; (iv) our bake-at-home convenience; and (v) our attractive price points. We believe our leading consumer ratings and success across a national footprint can be attributed to the broad appeal of our Take ‘N’ Bake concept, which resonates with both families and single adults and attracts both female and male customers across all ages, demographics and income levels. While we believe our concept has broad appeal, we actively target mothers and families looking to solve the “dinnertime dilemma” of providing a fresh, home-cooked meal for their family without investing significant time or money. We believe this core target customer is more loyal and seeks higher-quality pizza. As shown in research conducted by Nation’s Restaurant News, our customers are significantly more likely to recommend Papa Murphy’s as well as more likely to return to Papa Murphy’s stores than the top five pizza chains (as measured by number of stores and sales).

2014 Likely To Recommend	2014 Likely To Return

Franchised Business Model Provides Platform for Growth. As of December 30, 2013, our store base was 95.1% franchised, allowing us to focus on brand differentiation and product innovation while our franchise owners are responsible for day-to-day management with operational guidance from us. The growth of our brand requires limited financial investment by us, given that new store development and substantially all of our store advertising costs are funded by franchise owners. Consequently, our business model is designed to generate significant operating cash flows and an attractive return on assets. As a franchised model, we generate a significant portion of our revenues from ongoing royalties based on a percentage of net sales at franchise stores and fees paid to us by franchise owners opening new stores and renewing expiring franchise agreements, which collectively represented 51.2% of our total revenues for 2013. These royalties and fees provide us with consistent and diverse cash flow. Further, our franchise model minimizes our direct exposure to changes in commodity and other operating costs that may impact our company-owned stores, which represented 48.6% of our total revenues in 2013.

We strive to be the partner of choice for both individual family owner/operators and sophisticated franchise organizations because we understand that our franchise owners ultimately drive the success of our business. Additionally, our concept provides franchise owners access to financing sources, including loans guaranteed by the Small Business Administration (“SBA”).

Strategic Company-Owned Store Ownership and Execution. Strategic investment in our company-owned store base allows us to take a leadership role in executing brand initiatives, testing new products, training new employees and new franchise owners, and implementing operational improvements, all of which are focused on increasing revenue and profitability. We believe our direct involvement in store-level operations better aligns our interests with our franchise owners’ and demonstrates our commitment to franchise owner success. We believe that success in our company-owned stores allows us to demonstrate the potential of our brand and the impact of our growth initiatives to franchise owners. Additionally, we believe our company-owned stores serve as an important training ground for the development of future leaders within our organization.

Efficient Operating Model Generates Attractive Store-Level Economics. We believe our Take ‘N’ Bake model is efficient and offers franchise owners operating advantages that differentiate us from other restaurant concepts. Our stores (i) do not require ovens, freezers or other expensive cooking equipment because our customers bake their customized pizzas at home; (ii) do not offer delivery, thereby reducing operational complexity for franchise owners and their employees; (iii) maintain shorter opening hours (typically 11:00 a.m. to 9:00 p.m.) that are attractive to franchise owners and their employees; (iv) require fewer employees on duty during each shift as compared to most other franchise restaurant concepts, thereby resulting in lower labor costs; and (v) do not require dining areas, thereby resulting in lower occupancy and operating costs. We believe our simple, low cost operations create the opportunity for higher margins and attractive returns for franchise owners. In 2011, we were named to Forbes’ list of Top Franchises for the Money, which we believe highlights the attractive investment opportunity we offer franchise owners.

As of December 30, 2013, a majority of our franchise owners owned one store, and approximately 75% owned one or two stores. We believe many of these owners operate and manage their stores themselves. For fiscal year 2012, our domestic franchise stores that had been open for at least one full year generated average weekly sales (“AWS”) of approximately $11,100 and generated a store-level EBITDA margin in excess of 15% after royalties and advertising but before the impact of manager/owner salary. Additionally, our stores have a low breakeven AWS, which we estimate to be less than half the system average. Our operating model requires a low initial capital expenditure on average of approximately $200,000 per store. In the first full fiscal year after a store has been open, we believe that our franchise owners can earn, on average, a cash-on-cash return of approximately 20% after royalties and advertising but before the impact of manager/owner salary. We believe the combination of our efficient operating model, low initial cash investment and attractive store economics has resulted in our ability to generate consistent new store growth from both new and existing franchise owners, as evidenced by over 570 net new store openings since 2004.

Sophisticated New Product Testing and Selection Procedures. We have invested in our new product innovation team and have implemented a rigorous product development process that we believe enables us to focus on products that have the most potential to increase new customer visits and drive sales growth. This process engages franchise owners in the early stages of product development to help identify demand and evaluate operational complexity. We conduct qualitative and quantitative review of new product ideas with customers. Based on these assessments, we test a limited set of products meeting certain criteria in a small set of stores and ultimately expand our market testing to a larger store set. We use an analytical toolset to evaluate market test performance, and we consider a system-wide roll-out of products that demonstrate positive results.

Experienced Management Team. Our strategic vision and culture are driven by our executive management team under the leadership of Mr. Ken Calwell, our Chief Executive Officer, Mr. Mark Hutchens, our Chief Financial Officer and Mr. John Barr, our Chairman. Mr. Calwell is an industry veteran with more than 28 years of relevant restaurant and food experience, including roles as the Chief Marketing Officer and Chief Food Innovation Officer at Wendy’s International, Chief Marketing Officer and Executive Vice President of Research Development at Domino’s Pizza and Senior Director of Marketing at Pizza Hut. Mr. Hutchens has nearly 25 years of progressive financial leadership experience, with an extensive history in the restaurant and retail sector, including roles as the Vice President, Chief Financial Officer – International at Bloomin’ Brands Inc., Senior Vice President, Controller and Chief Accounting Officer at Office Depot, Inc. and Assistant Treasurer - Corporate Finance at YUM! Brands, Inc. Our executive management team has over 140 years of combined operational experience at restaurant chains, franchisors and large corporations including Domino’s Pizza, Donatos, McDonald’s, Pizza Hut, Potbelly Sandwich Works, Starbucks, Wendy’s, Penske and Quaker State. Our executive management team has a deep understanding of our concept, averaging approximately seven years with our Company. Mr. Calwell and Mr. Barr have built a team with significant talent in new product development, brand marketing, franchise development and operations, which we believe positions us well for continued long-term growth.

Our Growth Strategies

Our growth strategy has four key components: (i) opening new stores in existing and new markets; (ii) increasing system-wide comparable store sales; (iii) supporting operational improvement of our system-wide stores; and (iv) improving our profitability by leveraging our scale and infrastructure. We believe that the successful implementation of these components will support our growth and profitability.

Open Stores in Existing and New Markets. As of December 30, 2013, we had 1,396 stores in the United States, and we believe there are significant development opportunities remaining in the United States and select international markets. We estimate our total store potential in the United States is approximately 4,500 stores, including approximately 2,500 new stores in our existing markets.

We believe our significant unit growth potential, attractive store economics and the simplicity of our store operations will continue to attract new franchise owners and encourage existing franchise owners to expand their current footprint. We expect the majority of our expansion will result from new franchise store openings. Our franchise owners opened 98 stores in 2013. We expect our franchise owners to open at least 105 stores in 2014. We also plan to strategically expand our company-owned store base in select markets. Our new store strategy consists of the following:

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Accelerate Growth in Existing Markets. We believe there is a significant near-term growth opportunity in our existing markets. We intend to focus on further developing our core markets in the West and Midwest, while expanding our store density in existing but less-penetrated developing markets in the South and East. Historically, new stores in existing markets tend to generate higher average unit volumes as markets become more penetrated. As a result, we expect to focus the majority of our near-term new store development in existing markets.

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Pursue Growth in New Markets. We have historically proven our ability to expand into new markets as evidenced by the success of our stores in numerous markets across the United States. As we expand our footprint into new markets, we will continue to leverage our brand awareness and well-developed store support infrastructure to enhance new store performance and increase store density in these markets. Additionally, we are in the early stages of international expansion, which we believe represents a long-term growth opportunity. We currently have a 10-year master franchise agreement in Canada, with 18 stores open as of December 30, 2013, as well as a recent 20-year master franchise agreement to open up to 100 franchise stores in the Middle East, with four stores open as of December 30, 2013.

Supporting Operational Improvement of Our System-wide Stores. We believe that operational proficiency at our franchise and company-owned stores increases customer satisfaction and store-level profitability and is an integral element of our business. We use technology, scoring methods and other programs to enhance operational performance.

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Significant Technology Implementation. We and our franchise owners have made a meaningful investment in point-of-sale technology with over 800 stores having installed the system as of December 30, 2013. We believe that point-of-sale is the foundational investment for improving store-level sales and profitability through increased speed of service, improved food cost management and better cash management. We also have initiated testing an online ordering platform that integrates with the point-of-sale system to drive sales growth and to improve customer service. We believe these investments position our system well for future implementation of consumer engagement technologies.

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Operational Performance Tracking and Standards. We believe that store-level execution is critical to delivering a great customer experience. To improve our operational standards we established a set of metrics for tracking operational performance and customer service. The program assesses stores on key measures including speed of service, cleanliness, customer satisfaction, food cost management and transaction-building. This program provides a means to identify opportunities for continual improvement at the store-level, and our operations support team works with franchise owners and their crews to leverage best practices against areas for improvement. Since we began implementing these procedures over the past two years, we have observed improved scores across the system as well as a correlation between operational improvement and sales growth.

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Targeted Programs to Improve Store Profitability. We implement targeted programs designed to improve store profitability, accelerate development in certain markets or assist underperforming stores or markets, among others. For example, these programs may direct incremental marketing dollars to certain markets to help drive awareness, trial and repeat visits as markets grow toward media efficiency.

Increase System-wide Comparable Store Sales. We intend to increase comparable store sales by attracting new customers, converting first-time customers into repeat and loyal users and increasing average transaction sizes. While the short-term benefit of increasing comparable store sales is an increase in franchise royalties and company store revenues, it also provides the significant long-term benefit of improved franchise owner profitability, which we believe will contribute to future store growth.

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Attract New Customers. We will continue to invest in our brand to further grow customer awareness, build customer loyalty and educate the marketplace on the benefits of Take ‘N’ Bake pizza. As our franchise store base continues to grow and we further penetrate our markets, we will be able to use increased marketing funds to expand our brand recognition through a combination of traditional print and television advertising and through social media.

New product development is another tool for attracting customers to our stores. The recent roll-out of our Focus 5 menu strategy is designed to broaden our customer appeal by offering a variety of fresh, high-quality products utilizing our high-quality ingredients. Our Focus 5 menu strategy offers price points ranging from our FAVES line, generally marketed for $5 per pizza, to our Stuffed line of pizzas, generally marketed for $15 per pizza. Our FAVES line of pizzas consists of three simple pizza classics at attractive price points. We began testing the FAVES line of pizzas in November 2012 and rolled out nationally in December 2013. We believe the introduction of this option has helped increase transactions and comparable store sales growth. Our Fresh Pan Pizza is a new product at a higher price point that features a fresh, thicker, buttery crust that attracts new customers who prefer a thicker pan-style crust. We began testing the Fresh Pan Pizza in October 2013 and rolled out nationally in February 2014. For a premium price, we also offer gourmet toppings not typically available at large pizza chains such as artichoke hearts, sun-dried tomatoes, feta cheese and fresh spinach. We believe this balanced approach to menu innovation attracts a broader base of customers, drives new customer trial and increases brand loyalty.

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Increase Customer Frequency. We focus on converting first-time users into repeat customers and providing loyal customers with reasons to use our brand more frequently. We believe the high quality of our ingredients, our customizable menu and the opportunity for families to provide a home-cooked meal keep customers dedicated to our brand.

We believe that providing a fast and friendly in-store experience drives customer frequency. Our Take ‘N’ Bake concept allows our employees to focus on providing personal service to every customer rather than rushing customer interactions or prioritizing incoming phone delivery orders. We also recently introduced online ordering, which will provide an additional convenience to our customers. In tests in approximately 300 stores in 2013, our online channel resulted in increases in customer frequency and average transaction size. We are also in the early stages of testing a store remodel program, which we believe will enhance our customer experience and drive customer frequency.

In addition, in the past we have made media investments to drive repeat visits with a focus on limited time only product offers and promotions. Recent offers and promotions such as our Taco Grande Pizza and Greek Pepperoni Pizza have generated strong customer interest, which we believe resulted in increases in transactions, the average transaction size and customer frequency.

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Increase Transaction Size. Over the past year, we have focused our training and support teams on improving up-sell strategies to drive incremental revenue per transaction. Papa Murphy’s features both large, 14” pizzas that serve two to three people and family size, 16” pizzas that serve four to six people. Our store crews are trained to upsell customers from the large to the family size—approximately 30% more pizza for an incremental charge of approximately $2, which we believe is a great value for the customer. We also present in-store messaging of “meal deals” where a customer can purchase a pizza with either a side item and two liter beverage or two side items for a bundle discount.

We are also leveraging our new product innovation capabilities to drive higher revenue per transaction. For example, our Fresh Pan Pizza is marketed at a price above our regular menu items, demonstrating the potential for increasing our average transaction size. We believe we have other pricing opportunities for gourmet products already found on our menu and plan to thoughtfully test opportunities to re-position these products to better align with customer value perceptions. We are also leveraging our supplier networks to help us expand our line of sides, salads and desserts.

Improve Profitability and Leverage Our Infrastructure. Through opening stores in existing and new markets and increasing system-wide comparable store sales, we believe we will increase our revenues and Adjusted EBITDA. With 1,396 stores across the United States and 548 domestic franchise owners as of December 30, 2013, we believe we have an established infrastructure to support future growth. We plan to continue to invest strategically in this infrastructure. Our teams located across the country provide support to our franchise owners and company-owned stores in operations, store technology, training, marketing, new store development and other areas. Therefore, as we continue to grow our store base and increase sales, we believe we will be able to realize certain benefits from economies of scale.

Recent Developments

Although our financial results for the three months ended March 31, 2014 are not yet finalized, the following information reflects our preliminary expectations with respect to such results based on information currently available to management.

We estimate that our system-wide sales will range between $212.0 million and $215.0 million for the three months ended March 31, 2014. In addition, we estimate that total revenues will range between $23.0 million and $25.0 million for the three months ended March 31, 2014. We estimate that revenues for our Domestic Franchise segment will range between $12.0 million and $13.0 million, revenues for our Domestic Company Stores segment will range between $11.0 million and $12.0 million, and revenues for our International segment will be less than $60,000, in each case for the three months ended March 31, 2014. As of March 31, 2014, we had 1,429 system-wide stores, consisting of 1,360 franchise (including 24 international stores) and 69 company-owned stores. In the three months ended March 31, 2014 we opened 21 franchise stores, including 19 stores in the United States. We estimate that our system-wide comparable store sales growth will range between 3.2% and 3.3%, our Domestic Franchise segment comparable store sale growth will range between 3.0% and 3.1%, our Domestic Company Stores segment comparable store sales growth will range between 6.9% and 7.0%, and our International segment comparable store growth will range between (5.2)% and (5.1)%, in each case for the three months ended March 31, 2014. In the three months ended March 31, 2014, we continued to experience a favorable impact of product mix, and our total revenues reflected the resale of point-of-sale software licenses to franchise owners at cost. We estimate that operating income will range between $4.4 million and $4.6 million for the three months ended March 31, 2014. We estimate that operating income for our Domestic Franchise segment will range between $5.7 million and $5.9 million, operating income for our Domestic Company Stores segment will range between $450,000 and $500,000, operating income for our International segment will range between $(110,000) and $(105,000) and Other operating income not allocated to our operating segments will range between $(2.0) million and $(1.8) million, in each case for the three months ended March 31, 2014. In the three months ended March 31, 2014, we experienced increases in our selling, general and administrative expenses due to the resale of point-of-sale system software licenses to franchise owners at cost and due to other investments in our operations functions.

This preliminary information is the responsibility of management, reflects management’s estimates based solely upon information available to it as of the date of this prospectus and is not a comprehensive statement of our financial results for the three months ended March 31, 2014. In addition, the preliminary information presented above has not been audited, reviewed or compiled by our independent registered public accounting firm, Moss Adams LLP. Accordingly, Moss Adams LLP does not express an opinion on or any other form of assurance with respect thereto and assumes no responsibility for this information. We have provided ranges for the preliminary estimated financial results described above primarily because our financial closing procedures for the three months ended March 31, 2014 are not yet complete. Our closing procedures for the three months ended March 31, 2014 will not be complete, and our financial results for the three months ended March 31, 2014 will not be publicly available, until after the completion of this offering. The information presented above should not be considered a substitute for such full unaudited financial statements for the three months ended March 31, 2014 once they become available. The ranges for the preliminary estimated financial results described above constitute forward-looking statements. Actual results may vary materially from the information contained in these forward-looking statements based on a number of factors. Please refer to “Forward-Looking Statements” in this prospectus for additional information. Our actual results may differ materially from these estimated ranges. Accordingly, you should not place undue reliance upon these preliminary estimates. These preliminary results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. For additional information, please see “Risk Factors.”

Project Pie Investment

In December 2013, we purchased preferred convertible units of Project Pie, LLC (“Project Pie”), a fast casual custom-pizza restaurant chain with one store located in San Diego, California and one located in Las Vegas,

Nevada as of December 31, 2013, for an aggregate purchase price of $2.0 million. In March 2014, we made an additional $500,000 investment in Project Pie for 97 preferred convertible units. These investments represent approximately 30.3% of all issued and outstanding Project Pie common units on a fully converted basis. We retained certain rights and obligations in connection with our investment in Project Pie. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Investment in Project Pie” and “Certain Relationships and Related Person Transactions—Project Pie.”

Reorganization Transactions

Prior to the completion of this offering, we intend to effect certain reorganization transactions consisting of (i) the automatic conversion of all of our outstanding Series A Preferred Stock and Series B Preferred Stock (together, the “Preferred Shares”) to 3,054,318 shares of common stock; (ii) a 1 for 2.2630 stock split of our common stock; and (iii) the amendment and restatement of our certificate of incorporation. We refer to these transactions collectively as the “Reorganization Transactions.” Unless otherwise indicated, all information in this prospectus assumes the completion of our Reorganization Transactions in preparation of this offering. Except for pro forma data and as otherwise indicated, financial data does not give effect to the automatic conversion of our Preferred Shares for common stock in connection with this offering. See “Certain Relationships and Related Person Transactions—Reorganization.”

Our Private Equity Sponsor

Lee Equity is a middle-market private equity investment firm managing more than $1 billion of equity capital. Lee Equity invests in a variety of industries including consumer/retail, business services, distribution/logistics, financial services, healthcare services and media. Immediately prior to this offering, Lee Equity and its affiliates owned approximately 62% of our outstanding capital stock. Immediately following the consummation of this offering, Lee Equity will own approximately 41% of our outstanding capital stock, or approximately 37% if the underwriters’ option to purchase additional shares from the selling stockholders is fully exercised. Lee Equity may acquire or hold interests in businesses that compete directly with us, or may pursue acquisition opportunities that are complementary to our business, making such acquisitions unavailable to us. In addition, upon completion of this offering, a majority of the directors serving on our board will have been designated by Lee Equity and under the terms of a new stockholder’s agreement, Lee Equity will have the right to designate two directors to our board as long as it owns 20% or more of the issued and outstanding shares of our common stock and the right to designate one director to our board for as long as it owns 10% or more of our issued and outstanding common stock. Our amended and restated certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with Lee Equity in certain corporate opportunities. In addition, so long as Lee Equity owns 25% or more of the outstanding shares of our common stock, under a new stockholder’s agreement (as described herein), certain actions by us, including among others, certain change of control transactions, issuances of equity securities, the incurrence of significant indebtedness, declaration or payment of non-pro rata dividends, significant investments in or acquisitions or dispositions of assets, adoption of any new equity-based incentive plan, any material increase in the salary of our Chief Executive Officer, certain amendments to our organizational documents, any material change to our business, or any change to the number of directors serving on our board will require Lee Equity’s prior written approval. See “Risk Factors—Risks Related to Our Company and Our Ownership Structure—Lee Equity may acquire interests and positions that could present potential conflicts with our and our stockholders’ interests,” “Risk Factors—Risks Related to Our Company and Our Ownership Structure—Lee Equity will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of key transactions, including change of control,” “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—Existing Stockholders’ Agreement and Registration Rights Provisions” and “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—New Stockholder’s Agreement.”

Implication of Being an “Emerging Growth Company”

As a company with less than $1.0 billion in revenues during its last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

■	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

■	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

■	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

■

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

■	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

■	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company for five years unless, prior to that time, we have more than $1.0 billion in annual revenues, have a market value for our common stock held by non-affiliates of more than $700 million as of June 30 of the year a determination is made whether we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or issue more than $1.0 billion of non-convertible debt over a three-year period. We have availed ourselves of the reduced reporting obligations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings. In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we plan to comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

Corporate Information

We are a Delaware corporation and were incorporated in March 2010. Our principal executive office is located at 8000 NE Parkway Drive, Suite 350, Vancouver, WA 98662. Our telephone number at our principal executive office is (360) 260-7272. Our corporate website is www.papamurphys.com. The information on our corporate website is not part of, and is not incorporated by reference into, this prospectus.

Risks Associated With our Business

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks that we face.

■	the highly competitive nature of the limited service restaurant pizza category and restaurant sector overall;

■	changes in consumer preferences, consumption habits and perceptions as well as changes in regulations;

■	our dependence on our relationship with our franchise owners and the success of their existing and new stores;

■	our ability to increase revenues by opening new domestic and international franchise and company-owned stores on a timely basis;

■	our ability to identify, recruit and contract with a sufficient number of qualified franchise owners;

■	our ability to manage the planned rapid increase in the number of our stores;

■	opening new stores in existing markets may negatively affect sales at existing stores, and new stores may not be profitable;

■	risks associated with expansion into international markets;

■	damage to our reputation or the Papa Murphy’s brand;

■	our dependence on key members of our management team; and

■	increased costs of being a public company.

THE OFFERING

Common stock offered by us	5,833,333 shares.

Option to purchase additional shares of common stock from the selling stockholders	The underwriters may also purchase up to a maximum of 874,999 additional shares of common stock from the selling stockholders named in this prospectus to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering	16,967,403 shares.

Use of proceeds	We estimate that the net proceeds to us from our sale of 5,833,333 shares of common stock in this offering will be approximately $56.4 million, after deducting the underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. We intend to use these net proceeds to repay $54.9 million in aggregate principal amount of indebtedness under our new senior secured credit facilities and to pay a termination fee associated with our advisory services and monitoring agreement with Lee Equity. If the underwriters exercise their option to purchase additional shares of our common stock from the selling stockholders, which include entities affiliated with members of our Board of Directors (the “Board”), and certain of our executive officers, we will not receive any proceeds from such sale. See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 90,217 common shares offered by this prospectus for sale to some of our directors, officers, employees, and persons with whom we have a relationship. If these persons purchase reserved common shares, this will reduce the number of common shares available for sale to the public. Any reserved common shares that are not so purchased will be offered by the underwriters to the public on the same terms as the other common shares offered by this prospectus.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

NASDAQ trading symbol	“FRSH”.

Unless otherwise indicated, the shares of common stock outstanding after this offering:

■	excludes 973,587 shares of our common stock issuable upon the exercise of stock options at a weighted average exercise price of $11.16 per share;

■	excludes an aggregate of 1,200,000 shares of common stock that will initially be available for future equity awards under our 2014 Equity Incentive Plan (the “2014 Plan”);

■	includes 432,480 shares of outstanding restricted common stock;

■	gives effect to the automatic conversion of our Preferred Shares to 3,054,318 shares of common stock and a 1 for 2.2630 stock split of our common stock prior to the completion of this offering;

■	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering; and

■	assumes no exercise of the underwriters’ over-allotment option to purchase up to 874,999 additional shares from the selling stockholders.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary historical consolidated financial and other data for the periods ending on and as of the dates indicated. We derived the consolidated statements of operations data for the fiscal years 2013, 2012 and 2011 and the consolidated balance sheet data as of December 30, 2013 from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The following tables set forth certain financial data on a pro forma basis reflecting adjustments set forth in the notes below. The pro forma adjustments are based upon currently available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The pro forma financial information does not purport to present what our actual consolidated results of operations would have been had the transactions occurred on the dates indicated, nor are they necessarily indicative of results that may be expected for any future period.

Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	FISCAL YEAR			PRO FORMA (1)
	2013	2012	2011	2013
	(dollars in thousands, except share, per share and selected operating data, unless otherwise noted)
Consolidated statement of operations data:
Revenues
Franchise royalties	$36,897	$35,113	$33,687	$36,561
Franchise and development fees	4,330	2,826	2,398	4,330
Company-owned store sales	39,148	28,813	15,619	45,861
Lease income	120	164	218	120

Total revenues	80,495	66,916	51,922	86,872
Costs and expenses
Store operating costs:
Cost of food and packaging	14,700	10,741	6,088	17,114
Compensation and benefits	10,687	8,160	4,710	12,106
Advertising	3,820	2,711	1,514	4,316
Occupancy	2,365	1,980	1,102	2,765
Other store operating costs	3,988	2,961	1,722	4,250
Selling, general and administrative	24,180	21,225	20,833	24,446
Depreciation and amortization	6,973	6,187	5,798	7,786
Loss on disposal or impairment of property and equipment	847	193	263	847

Total costs and expenses	67,560	54,158	42,030	73,630

Operating income	12,935	12,758	9,892	13,242

Interest expense	10,523	10,462	10,410	12,389
Interest income	(94)	(94)	(183)	(94)
Loss on early retirement of debt	4,029	5,138	—	4,029
Other expense, net	44	248	41	44

Loss before income taxes	(1,567)	(2,996)	(376)	(3,126)
Provision (benefit) for income taxes	1,024	(882)	230	440

Net loss	(2,591)	(2,114)	(606)	(3,566)
Net loss attributable to noncontrolling interests	19	—	—	19

Net loss attributable to Papa Murphy’s	$(2,572)	$(2,114)	$(606)	$(3,547)

	FISCAL YEAR			PRO FORMA (1)
	2013	2012	2011	2013
	(dollars in thousands, except share, per share and selected operating data, unless otherwise noted)
Loss per common share:
Basic	$(5.29)	$(5.28)	$(4.52)	$(5.86)
Diluted	(5.29)	(5.28)	(4.52)	(5.86)
Weighted average of common shares outstanding:
Basic	1,700,360	1,623,171	1,591,262	1,700,360
Diluted	1,700,360	1,623,171	1,591,262	1,700,360
Pro forma as adjusted net income per common share (2):
Basic				$0.01
Diluted				0.01
Pro forma as adjusted weighted average common shares outstanding (2):
Basic				16,483,231
Diluted				16,752,115

Consolidated statement of cash flows:
Cash flows from operating activities	$9,874	$9,356	$11,804
Cash flows from investing activities	(15,249)	(5,904)	(16,062)
Cash flows from financing activities	6,613	(5,864)	(2,563)

Other Financial Data:
Adjusted EBITDA (3)	$24,421	$22,126	$19,740	$25,541
Net working capital (4)	(1,588)	(5,003)	(1,973)
Capital expenditures (5)	3,037	1,343	2,193

Selected Operating Data:
Number of stores at end of period
Domestic franchise	1,327	1,270	1,232
Domestic company-owned	69	59	51
International	22	18	18

Total	1,418	1,347	1,301
Number of comparable stores at end of period (6)
Domestic franchise	1,226	1,194	1,164
Domestic company-owned	68	57	50
International	17	15	16

Total	1,311	1,266	1,230
Domestic average weekly sales per store (whole dollars) (7)	$11,099	$10,923	$10,640
System-wide comparable store sales growth (8)	2.8%	2.9%	5.7%
System-wide sales (9)	$785,630	$739,091	$701,770
System-wide sales growth (10)	6.3%	5.3%	7.4%

	AS OF DECEMBER 30, 2013
	ACTUAL	PRO FORMA (2)	PRO FORMA AS ADJUSTED (2)
	(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$3,705	$2,405	$2,405
Total current assets	16,377	15,077	15,077
Total current liabilities	17,965	17,965	16,295
Total debt (11)	170,000	170,000	115,075
Total assets	264,502	263,202	261,908
Total shareholders’ equity	33,925	32,625	86,256

(1)

We present consolidated statements of operations data on a pro forma basis to give pro forma effect to (i) the entry in October 2013 into a new $177.0 million senior secured term loan facility, which includes a $2.5 million letter of credit subfacility (collectively, the “new senior secured credit facilities”), the proceeds of which were used to repay our existing credit facilities, to make a $31.5 million payment to holders of our Preferred Shares and to fund investments (such transactions, the “Recapitalization”) and (ii) two acquisitions of franchise stores, in each case involving four stores, completed in 2013 (the “2013 Store Acquisitions”) as if the transactions had occurred as of January 1, 2013. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

(2)

We present certain share data on a pro forma as adjusted basis to give pro forma effect to (i) the Reorganization Transactions, including the automatic conversion of our Preferred Shares to 3,054,318 shares of common stock and the 1 for 2.2630 stock split of common stock prior to the completion of this offering, (ii) the repurchase of an aggregate of 48,516 shares of our outstanding common stock from certain of our executive officers in March 2014 (the “Share Repurchase”), (iii) the Recapitalization and (iv) the 2013 Store Acquisitions, as further adjusted to give effect to the sale by us of shares of 5,833,333 common stock in this offering at the initial public offering price of $11.00 per share, less the underwriting discounts and commissions and estimated expenses and the application of the net proceeds to be received by us from this offering, including the repayment of certain indebtedness and payment of fees associated with the termination of our advisory services and monitoring agreement with Lee Equity, as more fully described in “Use of Proceeds.”

The table below provides a summary of net income used in the calculation of basic and diluted net income per common share calculation on a pro forma as adjusted basis (in thousands):

Pro forma net loss	$(3,547)
Reduction of interest expense	5,376
Reduction of advisory fees under the advisory services and monitoring agreement	500
Tax effects of the above adjustments	(2,203)

Pro forma as adjusted net income	$126

We present certain balance sheet data (a) on a pro forma basis to give pro forma effect to (i) the Reorganization Transactions, including the automatic conversion of our Preferred Shares to 3,054,318 shares of common stock and the 1 for 2.2630 stock split of common stock prior to the completion of this offering, and (ii) the Share Repurchase and (b) on a pro forma as adjusted basis to give effect to the aforementioned transaction and to give further effect to the sale by us of shares of 5,833,333 common stock in this offering at the initial public offering price of $11.00 per share, less the underwriting discounts and commissions and estimated expenses and the application of the net proceeds to be received by us from this offering, including the repayment of certain indebtedness and payment of fees associated with the termination of our advisory services and monitoring agreement with Lee Equity, as more fully described in “Use of Proceeds.”

(3)	Adjusted EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization as adjusted for:

■

all non-cash losses or expenses (including, but not limited to non-cash share-based compensation expenses and the non-cash portion of rent expenses relating to the difference between GAAP and cash rent expenses), excluding any non-cash loss or expense that is an accrual of a reserve for a cash expenditure or payment to be made, or anticipated to be made, in a future period;

■	non-recurring or unusual cash fees, costs, charges, losses and expenses;

■	fees, costs and expenses related to acquisitions and debt refinancing costs;

■	pre-opening costs with respect to a new store;

■	management fees and expenses incurred under our advisory services and monitoring agreement with Lee Equity;

■	fees and expenses incurred in connection with the issuance of debt under the new senior secured credit facilities and related transactions; and

■	non-cash expenses resulting from purchase accounting adjustments made in accordance with GAAP with respect to acquisitions.

Adjusted EBITDA eliminates the effects of items that we do not consider indicative of our operating performance. Adjusted EBITDA is a supplemental measure of operating performance that does not represent and should not be considered as an alternative to net income (loss), as determined GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.

Adjusted EBITDA is a non-GAAP financial measure. Management believes that such financial measure, when viewed with our results of operations in accordance with GAAP and our reconciliation of Adjusted EBITDA to net income (loss), provides additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. By providing this non-GAAP financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe Adjusted EBITDA is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Management uses Adjusted EBITDA and other similar measures:

■	as a measurement used in comparing our operating performance on a consistent basis;

■	to calculate incentive compensation for our employees;

■	for planning purposes, including the preparation of our internal annual operating budget;

■	to evaluate the performance and effectiveness of our operational strategies; and

■	to assess compliance with various metrics associated with our new senior secured credit facilities.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

■	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

■

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the cash requirements for such replacements; and

■	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes.

To address these limitations, we reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income. Further, we also review GAAP measures and evaluate individual measures that are not included in Adjusted EBITDA.

The following table provides a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

	FISCAL YEAR			PRO FORMA (a)
	2013	2012	2011	2013
	(dollars in thousands)
Net loss	$(2,591)	$(2,114)	$(606)	$(3,566)
Depreciation and amortization	6,973	6,187	5,798	7,786
Income tax provision (benefit)	1,024	(882)	230	440
Interest expense, net	10,429	10,368	10,227	12,295

EBITDA	15,835	13,559	15,649	16,955
(Gain) loss on settlement of liabilities (b)	3,943	5,138	(58)	3,943
Loss on disposal or impairment of property and equipment (c)	847	193	263	847
Management transition and restructuring costs (d)	587	490	1,783	587
Expenses not indicative of future operations (e)	1,293	967	—	1,293
Management fees and related expenses (f)	586	537	797	586
Transaction costs (g)	402	24	59	402
New store pre-opening expenses (h)	19	52	12	19
Non-cash expenses and non-income based state taxes (i)	909	1,166	1,235	909

Adjusted EBITDA	$24,421	$22,126	$19,740	$25,541

(a)

We present consolidated statements of operations data on a pro forma basis to give pro forma effect to (i) the Recapitalization and (ii) the 2013 Store Acquisitions. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

(b)	Represents (gains) losses resulting from refinancing of long-term debt and settlement of asset retirement obligations.
(c)	Represents non-cash losses resulting from disposal or impairment of property and equipment, including divested company stores.
(d)

Represents non-recurring management transition and restructuring costs, consisting of severance, retention, recruitment, relocation and other costs in connection with restructuring of our corporate development function and transition of certain members of management.

(e)

Represents (i) non-recurring losses on guaranteed lease payments for company stores acquired by franchise owners; (ii) non-recurring roll-out costs of new uniform program; (iii) a one-time valuation allowance of an international notes receivable resulting from the sale of company-owned restaurants; and (iv) non-recurring advisory expenses in connection with this offering.

(f)

Represents the elimination of management fees and related costs paid to Lee Equity for advisory services provided pursuant to an advisory services and monitoring agreement. See “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—Advisory Services and Monitoring Agreement.”

(g)	Represents transaction costs relating to acquisitions and divestitures.
(h)

Represents expenses directly associated with the opening of new stores and incurred prior to the opening of new stores, including wages, benefits, travel for the training of opening teams and other store operating costs.

(i)

Represents (i) non-cash expenses related to equity-based compensation; (ii) non-cash expenses related to the difference between GAAP and cash rent expense; (iii) non-cash expenses related to the fair valuation of certain common stock and Series A Preferred Stock subject to put options; and (iv) non-income based state taxes.

(4)	Represents current assets less current liabilities.
(5)	Represents long-lived asset capital expenditures related to the acquisition of property and equipment and excludes expenditures relating to acquisitions of businesses.
(6)	A comparable store is a store that has been open for at least 52 weeks from the comparable date, which is the Tuesday following the opening date.
(7)

Domestic AWS consists of the average weekly sales of domestic franchise and company-owned stores over a specified period of time. Domestic AWS is calculated by dividing the total net sales of our domestic system-wide stores for the relevant time period by the number of weeks these same stores were open in such time period.

(8)	System-wide comparable store sales growth represents year-over-year sales comparisons for comparable stores.
(9)	System-wide sales include net sales by all of our system-wide stores.
(10)	System-wide sales growth represents year-over-year sales comparisons for system-wide sales.
(11)	Represents total outstanding indebtedness, including current portion.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes to those statements, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

The limited service restaurant pizza category and restaurant sector overall are highly competitive and such competition could adversely affect our business, financial condition and results of operations.

The restaurant industry in general, and the limited service restaurant pizza category in particular, are highly competitive with respect to price, value, food quality, ambience, convenience, concept, service and location. A substantial number of restaurant operations compete with us for customer traffic. We compete against other major national limited service restaurant pizza chains and regional and local businesses, including other chains offering Take ‘N’ Bake pizza products as well as dine-in, carry-out and delivery services. We also compete on a broader scale with limited service and other international, national, regional and local limited-service restaurants. Many of our competitors have significantly greater financial, marketing, personnel and other resources as well as greater brand recognition than we do and may have lower operating costs, more and better locations and more effective marketing than we do. Many of our competitors are well established in markets in which our franchise owners and we have existing stores or intend to locate new stores. In addition, many of our competitors emphasize lower-cost value options or meal packages or have loyalty programs, which provide discounts on certain menu offerings, and they may continue to do so in the future. For example, in recent years, several national pizza chains have offered significant price discounts for pizza products, and we have developed similarly priced products in response. In addition, we face increasing competition from pizza product offerings available at grocery stores and convenience stores, which offer Take ‘N’ Bake, frozen and carry-out pizzas.

We also compete for employees, suitable real estate sites and qualified franchise owners. If we are unable to compete successfully and maintain or enhance our competitive position, or if customers have a poor experience at a Papa Murphy’s store, whether company-owned or franchised, we could experience downward pressure on customer traffic, prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share, all of which could have a material adverse effect on our business, financial condition and results of operations.

The food service market is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which would reduce sales and harm our business.

Food service businesses are affected by changes in consumer tastes, international, national, regional and local economic conditions and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid pizza and other products we offer in favor of foods that are perceived as more healthy, our business, financial condition and results of operations would be materially adversely affected. In addition, if consumers no longer seek pizza that they can bake at home in favor of pizza that is already baked and/or delivered, our business, financial condition and results of operations would be materially adversely affected. Moreover, because we are primarily dependent on a single product, if consumer demand for pizza in general, and Take ‘N’ Bake pizza in particular, should decrease, our business would be adversely affected more than if we had a more diversified menu, as many other food service businesses do.

Our business and results of operations depend significantly upon the success of our and our franchise owners’ existing and new stores.

Our business and results of operations are significantly dependent upon the success of our franchise owners and our company-owned stores. We and our franchise owners may be adversely affected by:

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declining economic conditions, including housing market downturns, rising unemployment rates, lower disposable income, credit conditions, fuel prices and consumer confidence and other events or factors that adversely affect consumer spending in the markets that we serve;

■	increased competition in the restaurant industry, particularly in the pizza, casual and fast-casual dining segments;

■	changes in consumer tastes and preferences;

■	demographic trends;

■	customers’ budgeting constraints;

■	customers’ willingness to accept menu price increases that we may make to offset increases in key input and operating costs;

■	adverse weather conditions;

■	our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value, ambience and service; and

■	customers’ experiences in our stores.

Our company-owned stores and our franchise owners are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including:

■	food, particularly mozzarella cheese and other raw materials costs, many of which we do not or cannot effectively hedge;

■	labor costs, including wage, workers’ compensation, minimum wage requirements, health care and other benefits expenses;

■	rent expenses and construction, remodeling, maintenance and other costs under leases for our new and existing stores;

■	compliance costs as a result of changes in legal, regulatory or industry standards;

■	energy, water and other utility costs;

■	insurance costs;

■	information technology and other logistical costs; and

■	litigation expenses.

If we fail to open new domestic and international franchise and company-owned stores on a timely basis, our ability to increase our revenues could be materially adversely affected.

A significant component of our growth strategy includes the opening of new domestic and international franchise stores. Our franchise owners opened 98 stores in 2013. We and our franchise owners face many challenges associated with opening new stores, including:

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identification and availability of suitable store locations with the appropriate size, visibility, traffic patterns, local residential neighborhoods, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales per store;

■	competition with other restaurants and retail concepts for potential store sites and anticipated commercial, residential and infrastructure development near new or potential stores;

■	ability to negotiate acceptable lease arrangements;

■	availability of financing and ability to negotiate acceptable financing terms;

■	recruiting, hiring and training of qualified personnel;

■	construction and development cost management;

■	completing our construction activities on a timely basis;

■	obtaining all necessary governmental licenses, permits and approvals and complying with local, state and federal laws and regulations to open, construct or remodel and operate our stores;

■	unforeseen engineering or environmental problems with the leased premises;

■	avoiding the impact of adverse weather during the construction period; and

■	other unanticipated increases in costs, delays or cost overruns.

As a result of these challenges, we and our franchise owners may not be able to open new stores as quickly as planned or at all. We and our franchise owners have experienced, and expect to continue to experience, delays in store openings from time to time and have abandoned plans to open stores in various markets on occasion. Any delays or failures to open new stores by us or our franchise owners could materially and adversely affect our growth strategy and our results of operations.

Our progress in opening new stores from quarter to quarter may occur at an uneven rate. If we do not open new stores in the future according to our current plans, the delay could materially adversely affect our business, financial condition or results of operations.

If we fail to identify, recruit and contract with a sufficient number of qualified franchise owners, our ability to open new franchise stores and increase our revenues could be materially adversely affected.

The opening of additional franchise stores depends, in part, upon the availability of prospective franchise owners who meet our criteria. Because most of our franchise owners open and operate one or two stores, our growth strategy requires us to identify, recruit and contract with a significant number of new franchise owners each year. We may not be able to identify, recruit or contract with suitable franchise owners in our target markets on a timely basis or at all. In addition, our franchise owners may not have access to the financial or management resources that they need to open the stores contemplated by their agreements with us, or they may elect to cease store development for other reasons. If we are unable to recruit suitable franchise owners or if franchise owners are unable or unwilling to open new stores as planned, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenues and materially adversely affect our business, financial condition and results of operations.

The planned rapid increase in the number of our stores may make our future results unpredictable and, if we fail to manage such growth effectively, our business, financial condition and results of operations may be materially adversely affected.

Our franchise owners opened 98 stores in 2013. This growth strategy and the investment associated with the development of each new store may cause our results to fluctuate and be unpredictable or materially adversely affect our results of operations. In addition, our franchise owners and our ability to successfully develop new stores in new markets may be adversely affected by a lack of awareness or acceptance of our brand and the Take ‘N’ Bake concept as well as by a lack of existing marketing efforts and operational execution in these new markets. Stores in new markets may also face challenges related to being early into market and having less marketing funds related to low store density when compared to competitors. To the extent that we are unable to foster name recognition and affinity for our brand and concept in new markets and implement effective advertising and promotional programs, our and our franchise owners’ new stores may not perform as expected and our growth may be significantly delayed or impaired. Moreover, as has happened when other store concepts have tried to expand, we may find that our concept has limited appeal in new markets or we may experience a decline in the popularity of our concept in the markets in which we operate. New stores may also have difficulty securing adequate financing, particularly in new markets, where there may be a lack of adequate sales history and brand familiarity. Newly opened stores or our future markets and stores may not be successful or our system-wide average store sales may not increase at historical rates, which could materially adversely affect our business, financial condition or results of operations.

Our existing store management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We believe our culture—from the store level up through management—is an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Among other important factors, our culture depends on our ability to attract, retain and motivate employees who share our enthusiasm and dedication to our concept. We may not respond quickly enough to the changing demands that our expansion will impose on our management, store teams, existing infrastructure and culture, which could materially adversely affect our business, financial condition or results of operations.

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These requirements may be different or inconsistent with requirements under the Patient Protection and Affordable Care Act of 2010 (the “PPACA”), which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. These inconsistencies could be challenging for us to comply with in an efficient manner. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our products and materially adversely affect our business, financial condition and results of operations.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. We cannot predict the impact of the new nutrition labeling requirements under the PPACA until final regulations are promulgated. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers.

Our results of operations and growth strategy depend in significant part on the success of our franchise owners, and we are subject to a variety of additional risks associated with our franchise owners, including litigation that has been brought against us by certain franchise owners.

A substantial portion of our revenues comes from royalties generated by our franchise stores. We anticipate that franchise royalties will represent a substantial part of our revenues in the future. As of December 30, 2013, we had 548 domestic franchise owners operating 1,327 domestic stores. Our largest franchise owner operated 37 stores and our top 10 franchise owners operated a total of 221 stores as of December 30, 2013. Accordingly, we are reliant on the performance of our franchise owners in successfully opening and operating their stores and paying royalties to us on a timely basis. Our franchise system subjects us to a number of risks, any one of which may impact our ability to collect royalty payments from our franchise owners, may harm the goodwill associated with our brands, and may materially adversely affect our business and results of operations.

Franchise owner independence. Franchise owners are independent operators, and their employees are not our employees. Accordingly, their actions are outside of our control. Although we have developed criteria to evaluate and screen prospective franchise owners, we cannot be certain that our franchise owners will have the business acumen or financial resources necessary to operate successful franchises in their area approved locations and state franchise laws may limit our ability to terminate or modify these franchise agreements. Moreover, despite our training, support and monitoring, franchise owners may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and adequately train qualified managers and other store personnel. The failure of our franchise owners to operate their franchises successfully and actions taken by their employees could have a material adverse effect on our reputation, our brand and our ability to attract prospective franchise owners, our business, financial condition or results of operations.

Franchise agreement termination or nonrenewal. Each franchise agreement is subject to termination by us as the franchisor in the event of a default, generally after expiration of applicable cure periods, although under certain circumstances a franchise agreement may be terminated by us upon notice without an opportunity to cure. The default provisions under the franchise agreements are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our licensed intellectual property.

In addition, each franchise agreement has an expiration date. Upon the expiration of the franchise agreement, we or the franchise owner may, or may not, elect to renew the franchise agreements. If the franchise owner agreement is renewed, the franchise owner will receive a successive franchise agreement for an additional term. Such option, however, is contingent on the franchise owner’s execution of the then-current form of franchise agreements (which may include increased royalty payments, advertising fees and other costs), the satisfaction of certain conditions (including modernization of the restaurant and related operations) and the payment of a renewal fee. If a franchise owner is unable or unwilling to satisfy any of the foregoing conditions, we may elect to not renew the expiring franchise agreement, in which event the franchise agreement will terminate upon expiration of the term.

Franchise owner insurance. The franchise agreements require each franchise owner to maintain certain insurance types and levels. Certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchise owners may not be made on a timely basis. Any such loss or delay in payment could have a material and adverse effect on a franchise owner’s ability to satisfy obligations under the franchise agreement, including the ability to make royalty payments.

Product liability exposure. We require franchise owners to maintain general liability insurance coverage to protect against the risk of product liability and other risks and demand strict franchise owner compliance with health and safety regulations. However, franchise owners may receive or produce defective food or beverage products, which may materially adversely affect our brand’s goodwill and our business. Further, a franchise owner’s failure to comply with health and safety regulations, including requirements relating to food quality or preparation, could subject them, and possibly us, to litigation. Any litigation, including the imposition of fines or damage awards, could adversely affect the ability of a franchise owner to make royalty payments, or could generate negative publicity, or otherwise adversely affect us.

Franchise owners’ participation in our strategy. Our franchise owners are an integral part of our business. We may be unable to successfully implement our growth strategy if our franchise owners do not actively participate in such implementation. From time to time, franchise owners, individually or through the Papa Murphy’s Franchise Association (the “PMFA”), which is an independent association of franchise owners, have disagreed with or resisted elements of our strategy including new product initiatives and investments in their stores such as remodeling and implementing a point-of-sale system. Franchise owners may also fail to participate in our marketing initiatives, which could materially adversely affect their sales trends, AWS and results of operations. In addition, the failure of our franchise owners to focus on the fundamentals of restaurant operations, such as quality, service and cleanliness, would have a negative impact on our success. It also may be difficult for us to monitor our international franchise owners’ implementation of our growth strategy due to our lack of personnel in the markets served by such franchise owners.

Franchise owner litigation and conflicts with franchise owners. Franchise owners are subject to a variety of litigation risks, including, but not limited to, customer claims, personal-injury claims, environmental claims, employee allegations of improper termination and discrimination, claims related to violations of the ADA, religious freedom, the Fair Labor Standards Act (“FLSA”), the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), advertising laws and intellectual-property claims. Each of these claims may increase costs and limit the funds available to make royalty payments and reduce the execution of new franchise agreements. We also may be named in lawsuits against our franchise owners. In addition, the nature of the franchisor-franchise owner relationship may give rise to conflict. For example, in September 2013, we received a letter from the PMFA outlining a number of concerns and disagreements that the franchise owners it represents had with our company, including concern over a lack of franchise owner involvement in strategic decision-making, inadequate assistance in increasing and difficulty maintaining franchise store profitability in a higher cost environment, disagreement with marketing initiatives and product launches, and dissatisfaction with costs associated with the new store remodel program and with the implementation of a new point-of-sale system. Our senior management team has engaged with the PMFA, including as part of off-site meetings, to address these concerns and resolve specific issues raised by the franchise owners. Such discussions and meetings may not result in a resolution satisfactory to the franchise owners or us and may materially adversely affect our ability to grow our franchise system and maintain relationships with our franchise owners, may damage our reputation and our brand, and may materially adversely affect our results of operations.

We currently are subject to litigation with a group of our franchise owners and may become subject to additional litigation with franchise owners in the future. In January 2014, eight franchise owners claimed that we misrepresented our sales volumes, made false representations to them and charged excess advertising fees, among other things. We engaged in mediation with these franchise owners in order to address and resolve these claims, but we were unable to reach a settlement agreement. On April 4, 2014, a total of 12 franchise owner groups, including these franchise owners, representing 52 open franchise stores, filed a lawsuit against us in Washington State court making essentially the same allegations for violation of the Washington Franchise Investment Protection Act, fraud, negligent misrepresentation and breach of contract. See “Business—Legal Proceedings.” We believe the allegations lack merit and intend to vigorously defend the lawsuit. We cannot assure that we will be successful in our defense of this lawsuit. Engaging in such litigation may be costly, time-consuming and further distract management and also may materially adversely affect our relationships with potential franchise owners and our ability to attract new franchise owners. In addition to these and other claims that may be brought against us by franchise owners, we also may engage in future litigation with franchise owners to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience. Such litigation may be time consuming and costly. Any negative outcome of these or any other claims could materially adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and our brand.

Americans with Disabilities Act. Restaurants located in the United States must comply with Title III of the Americans with Disabilities Act of 1990, as amended (the “ADA”). Although we believe newer restaurants meet the ADA construction standards and, further, that franchise owners have historically been diligent in the remodeling of older restaurants, a finding of noncompliance with the ADA could result in the imposition of injunctive relief, fines, awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could adversely affect the ability of a franchise owner to make royalty payments, or could generate negative publicity, or otherwise adversely affect us.

Access to credit. Our franchise owners typically finance new operations and new store openings with loans or other forms of credit. If our franchise owners are unable to access credit or obtain sufficient credit, if interest rates on loans that our franchise owners use to finance operations of current stores or to open new stores increase or if franchise owners are unable to service their debt, our franchise owners may have difficulty operating their stores or opening new stores, which could materially adversely affect our results of operations as well as our ability to expand our franchise system.

Franchise owner bankruptcy. The bankruptcy of a multi-unit franchise owner could negatively impact our ability to collect payments due under such franchise owner’s franchise agreement. In a franchise owner bankruptcy, the bankruptcy trustee may reject its franchise agreements pursuant to Section 365 under the United States bankruptcy code, in which case there would be no further royalty payments from such franchise owner. There can be no assurance as to the proceeds, if any, that may ultimately be recovered in a bankruptcy proceeding of such franchise owner in connection with a damage claim resulting from such rejection.

Opening new stores in existing markets may negatively affect sales at existing stores.

We intend to continue opening new franchise stores in our existing markets as a core part of our growth strategy. Expansion in existing markets may be affected by local economic and market conditions. Further, the customer target area of our stores varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new store in or near markets in which stores already exist could adversely affect the sales of these existing stores. We and our franchise owners may selectively open new stores in and around areas of existing stores. Sales cannibalization between stores may become significant in the future as we continue to expand our operations and could affect sales growth, which could, in turn, materially adversely affect our business, financial condition or results of operations.

New stores may not be profitable and the increases in AWS and comparable store sales that we have experienced in the past may not be indicative of future results.

New stores may not be profitable and their sales performance may not follow historical patterns. In addition, our AWS and comparable store sales may not increase at the rates achieved over the past several years. AWS for new domestic stores can be influenced by a number of factors, including the mix of new stores opening in core, developing, and new markets or in high-AWS and low-AWS markets. Other factors that may impact AWS, comparable store sales, and performance of new stores are the level of media efficiency, pricing structure, and the competitive activity in any market, our overall marketing plans, and the timing of new store openings, which is impacted by the seasonal nature of our sales cycle. In addition, in the second half of 2013, we modified our new store grand opening plan to focus less on driving opening day sales and instead delivering a more sustainable sales level and extending sales momentum well into the first full fiscal year of operations. Although this new plan may allow for steadier and more sustainable growth, it may also result in lower AWS in earlier periods. Profits and sales performance for new stores in newer, less-penetrated markets may further be adversely affected by a lack of awareness or acceptance of our brand and concept as well as by a lack of existing marketing efforts and operational execution in these markets.

If new stores do not perform as planned, or if we or our franchise owners are unable to achieve our expected AWS in the new stores, our business, financial condition or results of operations could be materially adversely affected.

Our expansion into international markets exposes us to a number of risks that may differ in each country where we have franchise stores.

We currently have franchise stores in Canada and the United Arab Emirates and plan to continue to grow internationally. Our international operations are in early stages, historically have not been profitable and have achieved lower margins than our domestic stores. We expect this financial performance to continue in the near-term. Expansion in international markets may also be affected by local economic and market conditions. Therefore, as we expand internationally, our franchise owners may not experience the operating margins we expect, and our results of operations and growth may be materially and adversely affected. Our financial condition and results of operations may be adversely affected if global markets in which our franchise stores compete are affected by changes in political, economic or other factors. These factors, over which neither our franchise owners nor we have control, may include:

■	recessionary or expansive trends in international markets;

■	changing labor conditions and difficulties in staffing and managing our foreign operations;

■	increases in the taxes we pay and other changes in applicable tax laws;

■	legal and regulatory changes, and the burdens and costs of our compliance with a variety of foreign laws;

■	changes in inflation rates;

■	changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;

■	difficulty in protecting our brand, reputation and intellectual property;

■	difficulty in collecting our royalties and longer payment cycles;

■	expropriation of private enterprises;

■	increases in anti-American sentiment and the identification of the Papa Murphy’s brand as an American brand;

■	political and economic instability; and

■	other external factors.

Termination of area development agreements (“ADAs”) or master franchise agreements with certain franchise owners could adversely impact our revenues.

We enter into ADAs with certain domestic franchise owners that plan to open multiple Papa Murphy’s stores in a designated market area (a “DMA”), and we have entered into master franchise agreements with third parties to develop and operate stores in Canada and in the Middle East. These franchise owners are granted certain rights with respect to specified territories, and at their discretion, these franchise owners may open more stores than specified in their agreements. In fiscal years 2013, 2012 and 2011 we derived 25.2%, 14.5% and 15.4%, respectively, of our franchise and development fees from ADAs or master franchise owner arrangements. The termination of ADAs or an arrangement with a master franchise owner or a lack of expansion by these franchise owners could result in the delay of the development of franchised restaurants, discontinuation or an interruption in the operation of one of our brands in a particular market or markets. We may not be able to find another operator to resume development activities in such market or markets. Any such delay, discontinuation or interruption would result in a delay in, or loss of, royalty income to us by way reduced sales and could materially and adversely affect our business, financial condition or results of operations.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases for stores that we operate.

We do not own any of the real property where our company-owned stores operate. Payments under our operating leases account for a portion of our operating expenses, and we expect the new company-owned stores we open in the future similarly will be leased. Our leases generally have an initial term of five years and generally can be extended only in five-year increments (at increased rates). All of our leases require a fixed annual rent, although some require the payment of additional rent if store sales exceed a negotiated amount. Generally, our leases are net leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future store is not profitable, resulting in its closure, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, we may fail to negotiate renewals as each of our leases expires, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close stores in desirable locations. These potential increased occupancy costs and closed stores could materially adversely affect our business, financial condition or results of operations.

The impact of negative economic factors, including the availability of credit, on our and our franchise owners’ landlords could negatively affect our results of operations.

Negative effects on our and our franchise owners’ existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our or our franchise owners’ landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction funding to us or satisfy other lease covenants. In addition, if our franchise owners or our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. The development of new stores may also be adversely affected by the negative financial situations of developers and potential landlords. Landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new stores. Furthermore, the failure of landlords to obtain licenses or permits for development projects on a timely basis, which is beyond our control, may negatively impact our ability to implement our development plan.

Damage to our reputation and the Papa Murphy’s brand and negative publicity relating to our stores, including our franchise stores, could reduce sales at some or all of our other stores and could negatively impact our business, financial condition and results of operations.

Our success is dependent in part upon our ability to maintain and enhance the value of the Papa Murphy’s brand, consumers’ connection to our brand and positive relationships with our franchise owners. We may, from time to time, be faced with negative publicity relating to food quality, store facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee and franchise owner relationships, franchise owner litigation or other matters, regardless of whether the allegations are valid or whether we are held to be responsible. The risks associated with such negative publicity cannot be completely eliminated or mitigated and may materially adversely affect our business, financial condition and results of operations and result in damage to our brand. For multi-location food service businesses such as ours, the negative impact of adverse publicity relating to one store or a limited number of stores may extend far beyond the stores or franchise owners involved to affect some or all of our other stores. The risk of negative publicity is particularly great with respect to our franchise stores because we are limited in the manner in which we can regulate them, especially on a real-time basis. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations.

There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individuals to access a broad audience of consumers and other interested persons. Consumers value readily available information concerning goods and services that they purchase and may act on such information without further investigation or authentication. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In general, the dissemination of information online could materially adversely affect our business, financial condition and results of operations, regardless of the information’s accuracy.

Our success depends in part upon effective advertising and marketing campaigns, which may not be successful, and franchise owner support of such advertising and marketing campaigns.

We believe the Papa Murphy’s brand is critical to our business. We expend resources in our marketing efforts using a variety of media, including social media. We expect to continue to conduct brand awareness programs and customer initiatives to attract and retain customers. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than us. Should our competitors increase spending on marketing and advertising, or should our advertising and promotions be less effective than our competitors, our business, financial condition and results of operations could materially adversely affected.

The support of our franchise owners is critical for the success of our advertising and marketing campaigns we seek to undertake, and the successful execution of these campaigns will depend on our ability to maintain alignment with our franchise owners. Our franchise owners are required to spend approximately five percent of net sales directly on local advertising or contribute to a local fund managed by franchise owners in certain market areas to fund the purchase of advertising media. Our franchise owners are also required to contribute two percent of their net sales to a national fund to support the development of new products, brand development and national marketing programs. In addition, we, our franchise owners and other third parties have contributed additional advertising funds in the past. While we maintain control over advertising and marketing materials and can mandate certain strategic initiatives pursuant to our franchise agreements, we need the active support of our franchise owners if the implementation of these initiatives is to be successful. Additional advertising funds are not contractually required, and we, our franchise owners and other third parties may choose to discontinue contributing additional funds in the future. Any significant decreases in our advertising and marketing funds or financial support for advertising activities could significantly curtail our marketing efforts, which may in turn materially adversely affect our business, financial condition and results of operations.

Our sales and profits could be adversely affected if comparable store sales are less than we expect.

The level of comparable store sales, which represent the change in year-over-year sales for stores open for at least 53 weeks, excluding the week the store opened, will affect our sales growth and will continue to be a critical factor affecting our profits because the profit margin on comparable store sales is generally higher than the profit margin on new store sales. Our franchise owners’ and our ability to increase comparable store sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable store sales growth or that the change in comparable store sales could be negative, which may cause a decrease in sales and our profits that would materially adversely affect our business, financial condition or results of operations.

We experience the effects of seasonality.

Seasonal factors and the timing of holidays cause our revenues to fluctuate from quarter to quarter. We typically follow family eating patterns at home, with our strongest sales levels occurring in the months of September through May, and our lowest sales levels occurring in the months of June, July and August. Therefore, our revenues per store are typically higher in the first and fourth quarters and lower in the second and third quarters.

Additionally, our new store openings have historically been concentrated in the fourth and first quarters because new franchise owners may seek to benefit from historically stronger sales levels occurring in these periods. We believe that new store openings will continue to be weighted towards the fourth quarter. As a result of these factors, our quarterly and annual results of operations and comparable store sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable store sales for any particular future period may decrease and materially adversely affect our business, financial condition or results of operations.

Changes in economic conditions, including continuing effects from the recent recession and adverse weather and other unforeseen conditions, could materially adversely affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, rising fuel prices, reduced access to credit and reduced consumer confidence, has impacted consumers’ ability and willingness to spend discretionary dollars. Economic conditions may remain volatile and may continue to depress consumer confidence and discretionary spending for the near term. If the weak economy continues for a prolonged period of time or worsens, customer traffic could be adversely impacted if our customers have less discretionary income or reduce the amount they spend on quick service meals. We believe that if the current negative economic conditions persist for a long period of time or become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently. In addition, given our geographic concentrations in the West and Midwest, economic conditions in these particular areas of the country could have a disproportionate impact on our overall results of operations, and regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, tornadoes, earthquakes, hurricanes, floods, droughts, fires or other natural or man-made disasters could materially adversely affect our business, financial condition and results of operations. Adverse weather conditions may also impact customer traffic at our stores, and, in more severe cases, cause temporary store closures, sometimes for prolonged periods. If store sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential store closures could result from prolonged negative store sales. There can be no assurance that the macroeconomic environment or the regional economics in which we operate will improve significantly or that government stimulus efforts will improve consumer confidence, liquidity, credit markets, home values or unemployment, among other things.

Food safety and foodborne illness concerns could have an adverse effect on our business.

We cannot guarantee that our supply chain and food safety controls and training will be fully effective in preventing all food safety issues at our stores, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, there is no guarantee that our franchise locations will maintain the high levels of internal controls and training we require at our company-owned stores. Furthermore, our franchise owners and we rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single store. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our stores or markets or related to food products we sell could negatively affect our store sales nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our stores. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our stores, or negative publicity or public speculation about an incident, could materially adversely affect our business, financial condition or results of operations.

Changes in food availability and costs could adversely affect our results of operations.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs, particularly the costs of mozzarella cheese and flour. We are party to national supply agreements for core ingredients with certain key third party suppliers, including Saputo Cheese Inc. and Davisco Foods for cheese, Pizza Blends, Inc. for flour and dough mix, Neil Jones Foods Company for tomatoes for sauce and several suppliers for meat, pursuant to which we lock in pricing for our franchise owners and company-owned stores. We rely on Sysco Corporation as the primary distributor of food and other products to our franchise owners and company-owned stores. Our pricing arrangements with national suppliers typically have terms from three months to a year after which the pricing may be renegotiated. Each store purchases food supplies directly from these suppliers and purchases produce locally through a produce buying group.

The type, variety, quality, availability and price of produce, meat and cheese are volatile and are subject to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our and our franchise owners’ food costs or cause a disruption in our supply. For example, cheese pricing is higher in the summer months due to a drop off in milk production in higher temperatures. Our food distributors and suppliers also may be affected by higher costs to produce and transport commodities used in our stores, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. We may not be able to anticipate and react to changing food costs through our purchasing practices and menu price adjustments in the future. As a result, any increase in the prices charged by suppliers would increase the food costs for our company-owned stores and for our franchise owners and could adversely impact their profitability. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers, and any price increases that are passed along to consumers may materially adversely affect store sales which would lower revenues generated from company-owned stores and franchise owner royalties. These potential changes in food and supply costs and availability could materially adversely affect our business, financial condition or results of operations.

Our dependence on a sole supplier or a limited number of suppliers for some ingredients could result in disruptions to our business.

Sysco Corporation is the primary distributor of our food and other products to our domestic franchise owners and company-owned stores and any disruption to this distribution due to work stoppages, strikes or other business interruption may materially adversely affect our franchise owners and us. Additionally, we do not have formal long-term arrangements with all of our suppliers, and therefore our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, or at all. Any material interruptions in our supply chain, such as a material interruption of ingredient supply due to the failures of third-party distributors or suppliers, or interruptions in service by common carriers that ship goods within our distribution channels, may result in significant cost increases and reduce store sales. We may not be able to find alternative distributors or suppliers on a timely basis or at all. Our company-owned and franchise stores could also be harmed by any prolonged disruption in the supply of products from or to our key suppliers due to weather, crop disease and other events beyond our control. Insolvency of key suppliers could also negatively impact our business. Our focus on a limited menu would make the consequences of a shortage of a key ingredient, such as cheese or flour, more severe, and affected stores could experience significant reductions in sales during the shortage.

Changes in laws related to electronic benefit transfer (“EBT”) systems, could adversely impact our results in operations.

Because our products are not cooked, we and our franchise owners currently are able to accept EBT payments, or food stamps, at stores in the United States. Changes in state and federal laws governing where EBT cards may be used and what they may be used for may limit our ability to accept such payments and could significantly reduce sales. Reductions in food stamp benefits occurred in November 2013, and further additional reductions in food stamp benefits have been proposed separately by the Senate and Congress. The recent reductions to and the potential future reductions in food stamp benefits may reduce sales, which could materially adversely affect our business, financial condition and results of operations.

Changes in employment laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and employees of our franchise owners, which may impact our and our franchise owners’ operating costs. These laws include employee classification as exempt/non-exempt for overtime and other purposes, minimum wage requirements, unemployment tax rates, mandatory health benefits, workers’ compensation rates, immigration status, tax reporting and other wage and benefit requirements. A substantial number of employees at our company-owned and franchise stores are paid at rates related to the U.S. federal minimum wage, and increases in the U.S. federal minimum wage may increase labor costs. Any such increases in labor costs might result in franchise owners inadequately staffing restaurants. Understaffed restaurants could reduce sales at such restaurants, decrease royalty payments and adversely affect our brands.

In addition, various states are considering or have already adopted new immigration laws or enforcement programs. The U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase obligations for compliance and oversight, which could subject us to additional costs and make the hiring process for us and our franchise owners more cumbersome, or reduce the availability of potential employees. Although we require all of our employees, including at our company-owned stores, to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required, and we plan to introduce its use throughout our stores. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. In addition, our franchise owners are responsible for screening any employees they hire. Unauthorized workers are subject to deportation and may subject us or our franchise owners to fines or penalties, and if any of our or our franchise owners’ workers are found to be unauthorized it may become more difficult for us to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt store operations and cause temporary increases in our or our franchise owners’ labor costs as we train new employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could materially adversely affect our business, financial condition or results of operations.

If our franchise owners or we face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

Labor is a primary component in the cost of operating our company-owned stores and for franchise owners. If our franchise owners or we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federal, state or local minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our franchise owners’ and our ability to attract, motivate and retain a sufficient number of well-qualified store operators and management personnel, as well as a sufficient number of other qualified employees, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced significant problems in recruiting or retaining employees, our franchise owners’ and our ability to recruit and retain such individuals may delay the planned openings of new stores or result in higher employee turnover in existing stores, which could have a material adverse effect on our business, financial condition or results of operations.

An increase in the cost of labor could adversely affect our business and our growth. Competition for employees could require us or our franchise owners to pay higher wages, which could result in higher labor costs. In addition increases in the minimum wage would increase our labor costs. Additionally, costs associated with workers’ compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could materially adversely affect our business, financial condition or results of operations.

We invest in developing new product offerings, some of which may not be successful.

We invest in continually developing new potential product offerings as well as in marketing and advertising our new products. For example, we recently tested and rolled out nationally Fresh Pan Pizza, which is marketed at a price above our regular menu items. Our new product offerings may not be well-received by consumers and may not be successful, which could materially adversely affect our results of operations.

From time to time we may invest in enhancements to our franchise platform, on which we may not see a return.

We may not see a return on investments we make in our franchise platform. For example, we have invested in a point-of-sale system that we continue to implement across our franchise base in order to better manage our business. As part of this investment, in September 2013 we purchased approximately $4.5 million of point-of-sale software licenses, and we intend to sell these licenses directly to our franchise owners. We may not be able to sell these licenses to our existing franchise owners on a timely basis, or at all. Our failure to capitalize on investments may materially adversely affect our financial condition.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our results of operations and our franchise owners.

In 2010, the PPACA was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage for those already insured. We currently offer and subsidize comprehensive healthcare coverage, primarily for our salaried employees. The healthcare reform law will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. If we elect to offer such benefits, we may incur substantial additional expense. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. The healthcare reform law also requires individuals to obtain coverage or face individual penalties, so employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us, we will become less competitive in the market for our labor. Finally, implementing the requirements of healthcare reform is likely to impose additional administrative costs. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could materially adversely affect our business, financial condition or results of operations.

Restaurant companies have been the target of class actions and other litigation alleging, among other things, violations of federal and state law. We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

We are subject to lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. In recent years, a number of restaurant companies have been subject to claims by customers, employees, franchise owners and others regarding issues such as food safety, personal injury and premises liability, employment-related claims, harassment, discrimination, disability, compliance with advertising laws, including the Telephone Consumer Protection Act, and other operational issues common to the foodservice industry. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. An adverse judgment or settlement that is not insured or is in excess of insurance coverage could have an adverse impact on our profitability and could cause variability in our results compared to expectations. We carry insurance policies for a significant portion of our risks and associated liabilities with respect to workers’ compensation, general liability, employer’s liability, health benefits and other insurable risks. A judgment in excess of our insurance coverage for any claims could materially adversely affect our business, financial condition and results of operations. Regardless of whether any claims that may be brought against us are valid or whether we are ultimately determined to be liable, our business, financial condition and results of operations could also be adversely affected by negative publicity, litigation costs resulting from the defense of these claims, and the diversion of time and resources from our operations.

Although we have experienced no customer lawsuits to date, our customers occasionally allege we caused an illness or injury they suffered at or after a visit to our stores, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, discrimination and similar matters. We may also be named as a defendant in any such claims brought against any of our franchise owners. In addition, we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess or outside of our insurance coverage for any claims could materially adversely affect our financial condition or results of operations.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the limited service or fast casual segments of the industry) may harm our reputation and could materially adversely affect our business, financial condition or results of operations.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate these senior officers and key employees. Although we have employment agreements in place with certain senior officers and key employees, we cannot prevent them from terminating their employment with us. The loss of the services of our Chief Executive Officer, Chief Financial Officer, other senior officers or other key employees could materially adversely affect our business and plans for future development. We have no reason to believe that we will lose the services of any of our current senior officers and key employees in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We do not maintain any key man life insurance policies for any of our employees.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, our liquidity and results of operations could be adversely affected.

As of December 30, 2013, we had $170.0 million of outstanding indebtedness and $10.0 million of availability under a revolving credit facility, and after giving effect to this offering and the use of proceeds therefrom, which will be used primarily to repay debt, we would have had $115.1 million of outstanding indebtedness, including $112.1 million outstanding under our new senior secured credit facilities. We may, from time to time, incur additional indebtedness.

The agreement governing our new senior secured credit facilities places certain conditions on us, including that it:

■

requires us to utilize a substantial portion of our cash flow from operations to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes;

■	increases our vulnerability to adverse general economic or industry conditions;

■	limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

■	makes us more vulnerable to increases in interest rates, as borrowings under our new senior secured credit facilities are at variable rates;

■	limits our ability to obtain additional financing in the future for working capital or other purposes; and

■	places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Our new senior secured credit facilities place certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in our new senior secured credit facilities, we may be permitted to incur substantial additional indebtedness and may incur obligations that do not constitute indebtedness under the terms of the new senior secured credit facilities. The new senior secured credit facilities also place certain limitations on, among other things, our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure and to guarantee certain indebtedness. The new senior secured credit facilities also place certain restrictions on the payment of dividends and distributions and certain management fees. These restrictions limit or prohibit, among other things, our ability to:

■	pay dividends on, redeem or repurchase our stock or make other distributions;

■	incur or guarantee additional indebtedness;

■	sell stock in our subsidiaries;

■	create or incur liens;

■	make acquisitions or investments;

■	transfer or sell certain assets or merge or consolidate with or into other companies;

■	make certain payments or prepayments of indebtedness subordinated to our obligations under our new senior secured credit facilities; and

■	enter into certain transactions with our affiliates.

Failure to comply with certain covenants or the occurrence of a change of control under our new senior secured credit facilities could result in the acceleration of our obligations under the new senior secured credit facilities, which would have an adverse effect on our liquidity, capital resources and results of operations.

Our new senior secured credit facilities also require us to comply with certain financial covenants regarding our capital expenditures, total leverage ratio and our interest coverage ratio. Changes with respect to these financial covenants may increase our interest rate and failure to comply with these covenants could result in a default and an acceleration of our obligations under the new senior secured credit facilities, which would have an adverse effect on our liquidity, capital resources and results of operations. See “Description of Material Indebtedness.”

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business financial condition and results of operations could be materially adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business, financial condition and results of operations could be materially adversely affected.

Any acquisitions, partnerships or joint ventures that we make could disrupt our business and harm our financial condition.

From time to time, we may evaluate potential strategic acquisitions of existing stores or complementary businesses as well as partnerships or joint ventures with third parties, including potential franchisors, to facilitate our growth, particularly our international expansion. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to continue the operational success of any stores we acquire or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. For example, our Chairman, John Barr, co-invested in Project Pie with us and agreed to serve as the chairman of the Project Pie board of managers and as chairman of Project Pie, which may divert his attention from our business and result in potential conflicts of interest. In addition, Project Pie may require us to invest additional capital in the future and also may compete with our stores in certain markets. For a description of our investment in Project Pie, see “Certain Relationships and Related Person Transactions—Project Pie.”

Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with stock or the proceeds of debt, may be dilutive to our stockholders or increase our already high levels of indebtedness. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

The majority of our store sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit or debit card information. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim, proceeding, or mandatory notification could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations could harm our reputation and could materially adversely affect our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition in the markets served by our stores using our trademarks and other proprietary intellectual property, including our brand names and logos. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

We rely on our franchise owners to assist us in identifying issues at the local level. We enforce our rights through a number of methods, including the issuance of cease-and-desist letters. If it became necessary, we would make infringement claims in federal court. If our efforts to register, maintain and protect our trademarks or other intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent our brand from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. A successful claim of infringement against us could result in our being required to pay significant damages or enter into costly licensing or royalty agreements in order to obtain the right to use a third party’s intellectual property, any of which could have a negative impact on our results of operations and harm our future prospects. If such royalty or licensing agreements are not available to us on acceptable terms or at all, we may be forced to stop the sale of certain products or services. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, and divert management’s attention.

We also rely on trade secrets and proprietary know-how to protect our brand. Our methods of safeguarding this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may require us to pay monetary damages. We do not maintain confidentiality agreements with all of our team members. Even with respect to the confidentiality agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection, or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets or proprietary know-how, the appeal of our stores could be reduced and our business could be harmed.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our stores. Our ability to effectively and efficiently manage our operations depends upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could materially adversely affect our business, financial condition and results of operations and subject us to litigation or actions by regulatory authorities. Remediation of such problems could also result in significant, unplanned expenditures.

An increasingly significant portion of our retail sales depends on the continuing operation of our information technology and communications systems, including but not limited to, our online ordering platform, point-of-sale system and our credit card processing systems. Our information technology, communication systems and electronic data may be vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, loss of data, unauthorized data breaches or other attempts to harm our systems. Additionally, we rely on data centers that are also subject to break-ins, sabotage and intentional acts of vandalism that could cause disruptions in our ability to serve our customers and protect customer data. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, intentional sabotage or other unanticipated problems could result in lengthy interruptions in our service. Any errors or vulnerabilities in our systems, or damage to or failure of our systems, could result in interruptions in our services and non-compliance with certain regulations, which could materially adversely affect our business, financial condition and results of operations.

We are subject to extensive government regulation and requirements issued by other groups and our failure to comply with existing or increased regulations could adversely affect our business and operating results.

We are subject to numerous federal, state, local and foreign laws and regulations, as well as, requirements issued by other groups, including those relating to:

■	the preparation, sale and labeling of food;

■	building and zoning requirements;

■	environmental laws;

■

compliance with the FLSA, which govern such matters as minimum wage, overtime and other working conditions, family leave mandates and a variety of other laws enacted by states that govern these and other employment matters;

■	the impact of immigration and other local and foreign laws and regulations on our business;

■	compliance with securities laws and NASDAQ listed company rules;

■	compliance with the Americans with Disabilities Act of 1990, as amended;

■	working and safety conditions;

■	menu labeling and other nutritional requirements;

■	sales taxes or other transaction taxes;

■	compliance with the Payment Card Industry Data Security Standards (PCI DSS) and similar requirements;

■	compliance with the PPACA, and subsequent amendments; and

■	compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules promulgated thereunder.

We may also become subject to legislation or regulation seeking to tax and/or regulate high-fat foods, foods with high sugar and salt content, or foods otherwise deemed to be “unhealthy.” If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could materially adversely affect our business, financial condition and results of operations.

Some of the jurisdictions where we have company-owned and franchise stores do not assess sales tax on our Take ‘N’ Bake pizzas because they are not ready to eat when purchased. Accordingly, we may benefit from a pricing advantage over some pizza chain competitors in these jurisdictions. If these jurisdictions were to impose sales tax on our products, these stores may experience a decline in sales due to the loss of this pricing advantage. In addition, our stores may be subject to unanticipated sales tax assessments. These sales tax assessments could result in losses to our franchise owners or franchise stores going out of business, which could adversely affect our number of franchise stores and our results of operations. Changes in sales tax assessments of this type at the franchisee level could lead to undercapitalized franchisees going out of business and loss of royalties at the company level. Similarly, such tax assessments could impact the profitability of our company-owned stores. As a result, changes in sales tax assessments could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the failure to obtain and maintain licenses, permits and approvals could adversely affect our business, financial condition and results of operations. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing stores and delay or result in our decision to cancel the opening of new stores, which would adversely affect our business, financial condition and results of operations.

Conflict or terrorism could negatively affect our business.

We cannot predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state or group located in a foreign state or heightened security requirements on local, regional, national or international economies or consumer confidence. Such events could negatively affect our business, including by reducing customer traffic or the availability of commodities.

Our current insurance coverage may not be adequate, insurance premiums for such coverage may increase and we may not be able to obtain insurance at acceptable rates, or at all.

We have retention programs for workers’ compensation, general liability and owned and non-owned automobile liabilities. These insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, in the future our insurance premiums may increase and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could materially adversely affect our business, financial condition and results of operations.

Changes to accounting rules or regulations may adversely affect our results of operations.

Changes to existing accounting rules or regulations may impact our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such change would require us to record significant lease obligations on our consolidated balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could materially adversely affect our business, financial condition or results of operations.

Risks Relating to Our Company and Our Ownership Structure

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act. After this offering, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the requirements of NASDAQ, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will, among other things:

■	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable NASDAQ rules;

■	create or expand the roles and duties of our board of directors and committees of the board;

■	institute more comprehensive financial reporting and disclosure compliance functions;

■	supplement our internal accounting, auditing and reporting function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

■	enhance and formalize closing procedures at the end of our accounting periods;

■	enhance our internal audit and tax functions;

■	enhance our investor relations function;

■	establish new internal policies, including those relating to disclosure controls and procedures; and

■	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements and the significant commitment of resources required for implementing them could adversely affect our business, financial condition and results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate NASDAQ listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exceptions provide for, but are not limited to, relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We may remain an “emerging growth company” for up to five years. See “Prospectus Summary—Implication of Being an “Emerging Growth Company”.” To the extent we do not use exemptions from various reporting requirements under the JOBS Act, we may be unable to realize our anticipated cost savings from those exemptions.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002. The failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

As a privately held company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. We anticipate being required to meet these standards in the course of preparing our consolidated financial statements as of and for the fiscal year ended December 28, 2015, and our management will be required to report on the effectiveness of our internal controls over financial reporting for such year. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. In the past we have restated our private company financial statements. Specifically, we were previously required to restate our private company financial statements for fiscal years 2012 and 2011, related to the treatment of certain share-based compensation. If, as a public company, we are required to restate our financial statements, we may fail to meet our public reporting obligations and we may be the subject of negative publicity focusing on financial statement inaccuracies and resulting restatements. Additionally, once we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

In preparing our consolidated financial statements for the nine months ended September 30, 2013 and fiscal years 2012 and 2011, a material weakness in our internal control over financial reporting, as defined in the standards established by the U.S. Public Accounting Oversight Board (“PCAOB”), was identified. The PCAOB defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The material weakness identified resulted from ineffective controls over financial reporting, mainly due to a lack of segregation of financial and accounting duties related to our inability to adequately staff our financial reporting function with a sufficient number of staff with the appropriate experience. To remedy the material weakness, we implemented several measures to improve our internal control over financial reporting, such as increasing the headcount of qualified financial reporting personnel, including hiring an SEC reporting manager and a director of accounting to improve the capabilities of existing financial reporting personnel through training and education in the reporting requirements and deadlines set under GAAP, SEC rules and regulations and the Sarbanes-Oxley Act of 2002. We also engaged independent consultants to assist in establishing processes and oversight measures designed to comply with the requirements under GAAP, SEC rules and regulations and the Sarbanes-Oxley Act of 2002.

In connection with the preparation of our consolidated financial statements for fiscal year 2013, although we had added appropriate additional accounting expertise and resources and no longer identified a material weakness in our internal control over financial reporting, a significant deficiency in our internal control still existed because we were still in the process of building and integrating our new resources and developing a reporting process commensurate with public company reporting. The PCAOB defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. To remedy the significant deficiency, we continue to integrate our newer personnel and improve our accounting and reporting process. In addition, in January 2014, we hired a new Chief Financial Officer, and we continue to hire additional qualified personnel and improve our information technology controls and systems. We plan to complete the remediation efforts as soon as practicable.

In addition to the remediation efforts noted above, we are in the early stages of addressing our internal control procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules. Any restatement of our financial statements due to a lack of adequate internal controls or otherwise could further result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price due to a lack of investor confidence.

In addition, we will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an “emerging growth company.”

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we plan to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Lee Equity may acquire interests and positions that could present potential conflicts with our and our stockholders’ interests.

Lee Equity makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Lee Equity may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our amended and restated certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with Lee Equity in certain corporate opportunities. Accordingly, the interests of Lee Equity may supersede ours, causing it or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Lee Equity and inaction on our part could have a material adverse effect on our business, financial condition and results of operations.

Upon the completion of this offering, representatives of Lee Equity will occupy a majority of the seats on our board of directors. In addition, under the new stockholder’s agreement that we expect to enter into in connection with this offering, for so long as Lee Equity (or one or more of its affiliates, to the extent assigned thereto), individually or in the aggregate owns (i) 20% or more of the voting power of the issued and outstanding shares of our common stock, Lee Equity will be entitled to designate two director designees or (ii) 10% or more of the voting power of the issued and outstanding shares of our common stock, Lee Equity will be entitled to designate one director designee, in each case to serve on the board of directors at any meeting of stockholders at which directors are to be elected to the extent that Lee Equity does not have a director designee then serving on the board of directors. We will take all necessary actions, including, among other things, calling a special meeting of the stockholders, to ensure that Lee Equity has at least one or two designees, as the case may be. Accordingly, we expect that after the first anniversary of this offering, at least two of the Lee Equity representatives serving on our board will resign. Lee Equity could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of Lee Equity and the interests of our stockholders, these directors may not be disinterested.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, we may elect to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. To the extent we choose to do so, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

■	authorize our board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of undesignated preferred stock;

■	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

■

specify that special meetings of our stockholders can be called only upon the request of a majority of our board of directors or, at the request of Lee Equity so long as Lee Equity (or its affiliates) owns at least 10% of the voting power of all outstanding shares of our common stock;

■	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

■	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

■	prohibit cumulative voting in the election of directors; and

■	provide that our directors may be removed only for cause by a majority of the remaining members of our board of directors or the holders of a supermajority of our outstanding shares of capital stock.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management, and may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. In addition, because we are incorporated in Delaware, we have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our capital stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited. Our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the Delaware General Corporations Law, except that they will provide that Lee Equity, or any affiliate thereof or any person or entity which acquires from any of the foregoing stockholders beneficial ownership of 5% or more of then outstanding shares of our voting stock in a transaction or any person or entity which acquires from such transferee beneficial ownership of 5% or more of then outstanding shares of our voting stock other than through a registered public offering or through any broker’s transaction executed on any securities exchange or other over-the-counter market, shall not be deemed an “interested stockholder” for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Lee Equity will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, investment funds affiliated with Lee Equity will beneficially own approximately 41% of our outstanding common stock (approximately 37% if the underwriters exercise in full the option to purchase additional shares from the selling stockholders). Under the terms of our amended and restated certificate of incorporation and bylaws, Lee Equity will have consent rights with respect to certain significant matters so long as Lee Equity owns 25% or more of the outstanding shares of our common stock, including among others, certain change of control transactions, issuances of equity securities, the incurrence of significant indebtedness, declaration or payments of non-pro rata dividends, significant investments in, or acquisitions or dispositions of assets, adoption of any new equity-based incentive plan, any material increase in the salary of our Chief Executive Officer, certain amendments to our organizational documents, any material change to our business, or any change to the number of directors serving on our board. So long as Lee Equity owns 10% or more of our issued and outstanding common stock, Lee Equity will be granted access to our customary non-public information and members of our management team and shall have the ability to share our material non-public information with any potential purchaser of us that executes an acceptable confidentiality agreement with us which will include a prohibition on trading on material non-public information. Lee Equity will have the right to assign any of its governance and registration rights to its affiliates or to a third party in connection with the sale by Lee Equity of 10% or more of the issued and outstanding shares of our common stock. Under the terms of a new stockholder’s agreement, for so long as Lee Equity (or one or more of its affiliates, to the extent assigned thereto), individually or in the aggregate owns (i) 20% or more of the voting power of the issued and outstanding shares of our common stock, Lee Equity will be entitled to designate two director designees or (ii) 10% or more of the voting power of the issued and outstanding shares of our common stock, Lee Equity will be entitled to designate one director designee, in each case to serve on the board of directors at any meeting of stockholders at which directors are to be elected to the extent that Lee Equity does not have a director designee then serving on the board of directors. We will take all necessary actions, including, among other things, calling a special meeting of the stockholders, to ensure that Lee Equity has at least one or two designees, as the case may be. As such, Lee Equity will continue to have substantial influence over us. Such concentration of ownership may also have the effect of delaying or preventing a change in control, which may be to the benefit of this one stockholder but not in the interest of the investors.

Risks Related to this Offering

We expect that our stock price will fluctuate significantly, which could cause the value of your investment in our common stock to decline, and you may not be able to resell your shares at a price at or above the initial public offering price.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. The market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be volatile and subject to significant price fluctuations in response to many factors, including:

■	market conditions in the broader stock market;

■	changing economic conditions;

■	actual or anticipated fluctuations in our quarterly or annual earnings or those of other companies in our industry;

■	legal or regulatory developments;

■	the public’s reaction to our press releases, public disclosures, our other public announcements and our filings with the SEC;

■	changes in accounting standards, policies, guidance, interpretations or principles;

■	additions or departures of our senior management personnel;

■	sales, or anticipated sales, of our common stock by our existing investors, directors and executive officers;

■	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

■	actions by shareholders;

■	issuance of new or changed securities or industry analysts’ reports or recommendations;

■	litigation or governmental investigations;

■	acquisitions or strategic alliances by us or our competitors; and

■	short sales, hedging and other derivative transactions in our common stock.

Our quarterly results of operations may fluctuate significantly because of several factors, including:

■	the timing of new store openings and related expense;

■	store operating costs for our newly-opened stores, which are often materially greater during the first several months of operation than thereafter;

■	labor availability and costs for hourly and management personnel;

■	profitability of our stores, especially in new markets;

■	changes in interest rates;

■	increases and decreases in AWS and comparable store sales;

■	impairment of long-lived assets and any loss on store closures;

■	macroeconomic conditions, both nationally and locally;

■	negative publicity relating to the consumption of products we serve;

■	changes in consumer preferences and competitive conditions locally and nationally;

■	expansion to new markets;

■	increases in infrastructure costs;

■	fluctuations in commodity prices;

■	the seasonality of our business; and

■	our new store openings have historically been fourth quarter focused and we believe that new store openings will continue to be weighted towards the fourth quarter.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. As a result of these factors, our quarterly and annual results of operations and comparable store sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable store sales for any particular future period may decrease. In the future, our results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

In the past, when the market price of a stock has been volatile, security holders have often instituted class action litigation against the company that issued the stock. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, which could materially adversely affect our business, financial condition and results of operations.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market following this offering by our existing shareholders, upon the exercise of outstanding stock options or stock options granted in the future or by persons who acquire shares in this offering may cause the market price of our common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding 16,967,403 shares of common stock, of which:

■	5,833,333 shares are shares that we are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

■

10,259,071 shares will be “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144, all of which are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

In addition, we have reserved 1,200,000 shares of common stock for issuance under our equity compensation plans. See “Executive and Director Compensation—2014 Equity Incentive Plan.” Upon consummation of this offering, we expect to have 973,587 shares of common stock issuable upon exercise of outstanding options (367,826 of which will be fully vested).

With limited exceptions as described under the caption “Underwriting,” the lock-up agreements with the underwriters of this offering prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 180 days from the date of the prospectus filed in connection with our initial public offering, although the lead underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, the lead underwriters would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

We have granted registration rights to Lee Equity and certain of our other stockholders. Should these stockholders exercise their registration rights under our stockholder agreement, the shares registered would no longer be restricted securities and would be freely tradable in the open market. See “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—Existing Stockholders’ Agreement and Registration Rights Provisions.”

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2014 Plan. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We do not expect to pay any cash dividends on our common stock for the foreseeable future.

Because we do not expect to pay any cash dividends on our common stock for the foreseeable future, investors may be forced to sell their shares in order to realize a return on their investment, if any. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of new senior secured credit facilities and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the initial public offering price.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. As a result, the market price for our common stock may decline below the initial public offering price and you may not resell your shares of our common stock at or above the initial public offering price.

You will suffer immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the net tangible book value of our assets after subtracting the book value of our liabilities. Based on our pro forma net tangible book value as of December 30, 2013 and the offering price of $11.00 per share, you will incur immediate and substantial dilution in the amount of $19.53 per share. See “Dilution.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 5,833,333 shares of common stock in this offering will be approximately $56.4 million, after deducting the underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters may also purchase up to a maximum of 874,999 additional shares of common stock from the selling stockholders named in this prospectus to cover over-allotments. If the underwriters exercise their right to purchase such additional shares of common stock from the selling stockholders, which include entities affiliated with members of our Board and certain of our executive officers, we will not receive any proceeds from such sale.

We intend to use net proceeds from this offering to repay $54.9 million in aggregate principal amount of indebtedness under our new senior secured credit facilities and to pay a $1.5 million termination fee associated with our advisory services and monitoring agreement with Lee Equity. Our new senior secured credit facilities bear interest at a variable interest rate of LIBOR plus 5.75%, as calculated pursuant to the agreement governing our new senior secured credit facilities, and mature on October 25, 2018. See “Description of Material Indebtedness—Credit Facility.” We entered into the new senior secured credit facilities in October 2013 and used the proceeds to repay our then existing credit facilities, to make a $31.5 million payment to holders of our Preferred Shares and to fund investments.

DIVIDEND POLICY

In October 2013, we entered into the new senior secured credit facilities, the proceeds, in part of which were used to make a $31.5 million payment to holders of our Preferred Shares. In addition, on June 12, 2012, we made a $36.1 million payment to holders of our Preferred Shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our History and Operations.” We have not declared or paid cash dividends on our common stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. See “Risk Factors—Risks Related to this Offering—We do not expect to pay any cash dividends on our common stock for the foreseeable future.” However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

We are a holding company that does not conduct any business operations of our own. As a result our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends is currently restricted by the terms of the new senior secured credit facilities and may be further restricted by any future indebtedness we or they incur. In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our Board and will take into account:

■

restrictions in our debt instruments, including restrictions in our new senior secured credit facilities on our ability to pay dividends on our equity interests or redeem, repurchase or retire our equity interests;

■	general economic business conditions;

■	our net income (loss), financial condition and results of operations;

■	our capital requirements;

■	our prospects;

■	the ability of our operating subsidiaries to pay dividends and make distributions to us;

■	legal restrictions; and

■	such other factors as our Board may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization, as of December 30, 2013:

■	on an actual basis;

■

on a pro forma basis to give effect to (i) the Reorganization Transactions, including the automatic conversion of our Preferred Shares to shares of our common stock, a 1 for 2.2630 stock split of our common stock prior to the consummation of this offering and the amendment and restatement of our certificate of incorporation and (ii) the Share Repurchase; and

■

on a pro forma as adjusted basis to give effect to the aforementioned transactions and to give further effect to the sale of 5,833,333 shares of our common stock in this offering at the initial offering price of $11.00 per share after deducting the underwriting discounts and commissions and estimated expenses payable by us, the application of the net proceeds received by us from this offering, including the repayment of certain indebtedness and payment of fees associated with the termination of our advisory services and monitoring agreement with Lee Equity, as described under “Use of Proceeds”.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Description of Capital Stock” and our financial statements and notes thereto included elsewhere in this prospectus.

	AS OF DECEMBER 30, 2013
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands)
Cash and cash equivalents	$3,705	$2,405	$2,405

Liabilities:
Total long-term debt, including current portion (1)	$170,000	$170,000	$115,075

Stockholders’ equity:
Papa Murphy’s Holdings Inc. shareholders’ equity
Common Stock, $0.01 par value; 3,000,000 shares authorized and 1,921,337 shares issued and outstanding on an actual basis; 200,000,000 shares authorized and 11,221,037 shares issued and outstanding on a pro forma basis; and 200,000,000 shares authorized and 17,054,370 shares issued and outstanding on a pro forma as adjusted basis	19	113	170
Series A, 6% cumulative redeemable, 20% participating preferred stock, $0.01 par value; 3,000,000 shares authorized and 2,853,809 issued and outstanding on an actual basis; no shares authorized on a pro forma and pro forma as adjusted basis	60,156	—	—
Series B, 6% cumulative redeemable, 20% participating preferred stock, $0.01 par value; 1,000,000 shares authorized and 26,551 shares issued and outstanding on an actual basis; no shares authorized on a pro forma and pro forma as adjusted basis	741	—	—
Preferred Stock, $0.01 par value, no shares authorized on an actual basis; 15,000,000 shares authorized and no shares issued and outstanding on a pro forma and pro forma as adjusted basis	—	—	—
Additional paid-in capital	1,579	61,082	117,450
Stock subscription receivable	(1,197)	(1,197)	(1,197)
Accumulated deficit	(27,373)	(27,373)	(30,167)
Accumulated other comprehensive income (loss)	—	—	—

Total Papa Murphy’s Holdings Inc. shareholders’ equity	33,925	32,625	86,256
Noncontrolling interests	222	222	222

Total equity	34,147	32,847	86,478

Total capitalization	$204,147	$202,847	$201,553

(1)	Does not include $10.0 million of availability under our revolving credit facility as of December 30, 2013.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after the Reorganization Transactions and this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the net tangible book value per share attributable to new investors.

Our pro forma net tangible book value as of December 30, 2013 was $(199.0) million, or $(17.75) per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share represents net tangible book value divided by the number of shares of common stock outstanding, in each case, after giving effect to the Reorganization Transactions and the Share Repurchase but not this offering.

After giving effect to (i) the sale of 5,833,333 shares of common stock in this offering at the initial public offering price of $11.00 per share, and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of December 30, 2013 would have been $(145.4) million, or $(8.53) per share. This represents an immediate increase in pro forma net tangible book value of $9.22 per share to our existing investors and an immediate dilution in pro forma net tangible book value of $19.53 per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Initial public offering price per share of common stock		$11.00
Pro forma net tangible book value per share as of December 30, 2013 before this offering	$(17.75)
Increase in net tangible book value per share attributable to new investors	9.22

Pro forma as adjusted net tangible book value per share after this offering		(8.53)

Dilution in net tangible book value per share to new investors		$(19.53)

If the underwriters were to fully exercise their option to purchase additional shares of our common stock from the selling stockholders, the pro forma as adjusted net tangible book value per share as of December 30, 2013 would be $(8.53) per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $19.53 per share.

The following table summarizes, on a pro forma basis as of December 30, 2013 after giving effect to the Reorganization Transactions, the Share Repurchase and this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by our existing investors and by new investors purchasing shares in this offering, at the initial public offering price of $11.00 per share before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT (IN THOUSANDS)	PERCENT
Existing stockholders	11,134,070	66%	$62,392	49%	$5.60
New investors	5,833,333	34	64,167	51	11.00

Total	16,967,403	100%	$126,559	100%	7.46

If the underwriters were to fully exercise their option to purchase 874,999 additional shares of our common stock from the selling stockholders, the percentage of shares of our common stock held by existing investors would be 60%, and the percentage of shares of our common stock held by new investors would be 40%.

The above discussion and tables are based on the number of shares outstanding at December 30, 2013 on a pro forma basis and excludes 973,587 shares of our common stock issuable upon the exercise of options (of which 790,265 options will be issued under our 2014 Plan) and 409,735 shares of common stock reserved for future awards under our equity incentive plans. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statement of operations for the fiscal years ended December 30, 2013 is based on the historical audited consolidated financial statements of Papa Murphy’s Holdings, Inc. (the “Company”). The unaudited pro forma condensed combined statement of operations gives effect to transactions as if they had occurred as of January 1, 2013.

The unaudited pro forma condensed combined financial information gives pro forma effect to the following transactions:

■	The 2013 Store Acquisitions:

–	KK Great Pizza acquisition: Acquisition of four franchise stores in Minnesota and Wisconsin from a franchise owner completed on November 4, 2013;

–	TBD Business Group acquisition: Acquisition of four stores in Idaho from a franchise owner completed on December 16, 2013;

■

The Recapitalization: Repayment of the 2012 Credit Facilities in full and payment of $31.5 million to the holders of our Preferred Shares, using proceeds from our new senior secured credit facilities, entered into on October 25, 2013 and described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Senior Secured Credit Facilities,” “Description of Material Indebtedness” and in the accompanying notes to the unaudited pro forma condensed combined balance sheet.

As a result of the transactions described above, pro forma adjustments were made to our historical results of operations to reflect:

■	Changes in depreciation and amortization expense resulting from preliminary estimates of fair value adjustments to net tangible assets and amortizable intangible assets of the acquired businesses;

■	The changes to our debt and shareholders’ equity resulting from the transactions;

■	Transaction fees and debt issuance costs incurred as a result of the transactions described above;

■	The changes in interest expense resulting from the transactions described above; and

■	The effect of the above adjustments on income tax expense.

The 2013 Store Acquisitions were accounted for as business combinations using the acquisition method of accounting, which established a new basis of accounting for all assets acquired and liabilities assumed at fair value. The unaudited pro forma adjustments are based upon currently available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. For acquisitions that have been reflected in our audited financial statements and for which the measurement period has closed, the adjustments reflect our actual acquisition method accounting. The excess purchase consideration over the fair value of the net assets acquired is recorded as goodwill.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to present what our actual consolidated results of operations would have been had the transactions occurred on the dates indicated, nor are they necessarily indicative of future results of operations. Historical results are not necessarily indicative of results that may be expected for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with “Summary—Summary Historical Consolidated Financial and Other Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s audited consolidated financial statements and the related notes included elsewhere in this prospectus.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information.

PAPA MURPHY’S HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 30, 2013

(dollars in thousands, except share and per share data)

	HISTORICAL COMPANY (1)	HISTORICAL KK GREAT PIZZA (2)	HISTORICAL TBD BUSINESS GROUP (3)	ACQUISITION ACCOUNTING ADJUSTMENTS (4)		RECAPITALIZATION (5)		PRO FORMA
REVENUES
Franchise royalties	$36,897	$—	$—	$(336	)(a)	$—		$36,561
Franchise and development fees	4,330	—	—	—		—		4,330
Company-owned store sales	39,148	2,471	4,242	—		—		45,861
Lease income	120	—	—	—		—		120

Total revenues	80,495	2,471	4,242	(336)		—		86,872
COSTS AND EXPENSES
Store operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	14,700	811	1,603	—		—		17,114
Compensation and benefits	10,687	582	837	—		—		12,106
Advertising	3,820	164	332	—		—		4,316
Occupancy	2,365	171	229	—		—		2,765
Other store operating costs	3,988	267	331	(336	)(a)	—		4,250
Selling, general, and administrative	24,180	160	106	—		—		24,446
Depreciation and amortization	6,973	32	115	666	(b)	—		7,786
Loss on disposal or impairment of property and equipment	847	—	—	—		—		847

Total costs and expenses	67,560	2,187	3,553	330		—		73,630

Operating income	12,935	284	689	(666)		—		13,242
Interest expense	10,523	—	14	601	(c)	1,251	(a)	12,389
Interest income	(94)	—	—	—		—		(94)
Loss on early retirement of debt	4,029	—	—	—		—		4,029
Other expense, net	44	—	—	—		—		44

Income (loss) before income taxes	(1,567)	284	675	(1,267)		(1,251)		(3,126)
Provision (benefit) for income taxes	1,024	—	—	(115	)(d)	(469	)(b)	440

Net income (loss)	(2,591)	284	675	(1,152)		(782)		(3,566)
Net loss attributable to noncontrolling interests	19	—	—	—		—		19

Net income (loss) attributable to Papa Murphy’s	$(2,572)	$284	$675	$(1,152)		$(782)		$(3,547)

Loss per share of common stock
Basic (6)	$(5.29)							$(5.86)
Diluted (6)	$(5.29)							$(5.86)
Weighted-average common stock outstanding
Basic (6)	1,700,360							1,700,360
Diluted (6)	1,700,360							1,700,360

See the accompanying notes to the unaudited pro forma condensed combined statement of operations.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(1) Historical Company

Represents audited consolidated statement of operations of the Company, which includes historical results of operations of KK Great Pizza and TBD Business Group from the 2013 Store Acquisitions.

(2) Historical KK Great Pizza

Represents historical statements of operations of KK Great Pizza for the period prior to the acquisition on November 4, 2013. This information should be read in conjunction with the historical financial statements of KK Great Pizza, included elsewhere in this prospectus. The KK Great Pizza acquisition was consummated on November 4, 2013 and results of operations subsequent to the acquisition are reflected in the Company’s historical statements of operations.

(3) Historical TBD Business Group

Represents historical carve-out statements of operations of TBD Business Group for the period prior to the acquisition on December 16, 2013. This information should be read in conjunction with the carve-out historical financial statements of TBD Business Group, included elsewhere in this prospectus. The TBD Business Group acquisition was consummated on December 16, 2013 and results of operations subsequent to the acquisition date are reflected in the Company’s historical statements of operations.

(4) Acquisition Accounting Adjustments

The following adjustments relate to the acquisition accounting effects of the 2013 Store Acquisitions:

(a)	KK Great Pizza and TBD Business Group were franchise owners of the Company prior to the acquisitions. The adjustment reflects the elimination of franchise royalty revenue of the Company and franchise royalty expense of KK Great Pizza and TBD Business Group as follows (in thousands):

	KK GREAT PIZZA	TBD BUSINESS GROUP	TOTAL
Franchise royalty revenue (Company)	$124	$212	$336
Franchise royalty expense (Acquirees)	$124	$212	$336

(b)	Reflects additional depreciation of property and equipment and amortization of definite-life intangibles (reacquired franchise rights) resulting from the preliminary acquisition accounting related to KK Great Pizza and TBD Business Group acquisitions as follows (in thousands):

	KK GREAT PIZZA	TBD BUSINESS GROUP	TOTAL
Depreciation	$52	$7	$59
Amortization	216	391	607

Total	$268	$398	$666

Depreciation and amortization are calculated based on the estimated fair values and useful lives of the respective assets acquired under the acquisition method of accounting as summarized below (in thousands):

	KK GREAT PIZZA	TBD BUSINESS GROUP	TOTAL	WEIGHTED AVERAGE USEFUL LIVES (YEARS)
Restaurant equipment and fixtures	$163	$230	$393	3.0
Leasehold improvements	114	36	149	4.2
Reacquired franchise rights	547	3,625	4,173	7.2

(c)	Reflects additional interest expense related to notes issued in principal amount of $3.0 million bearing interest at 5.0%, as part of the purchase consideration of TBD Business Group and borrowings under our new senior secured credit facilities in principal amount of $6.4 million with an interest rate of 6.75% to fund the 2013 Store Acquisitions.

(d)	Reflects the estimated tax effects resulting from the pro forma adjustments related to the 2013 Store Acquisitions at the Company’s estimated statutory tax rate of 37.5%. Additionally, this adjustment reflects the pre-acquisition period tax effects of the historical results of operations of KK Great Pizza ($107,000) and TBD Business Group ($253,000) at the Company’s estimated statutory tax rate of 37.5%, as these businesses were non-taxable entities prior to their respective acquisitions by the Company.

(5) Recapitalization

The following adjustments relate to the Company’s Recapitalization transaction:

(a)	Reflects the interest expense under our new term loan facility at an interest rate of 6.75%, plus the fees on the undrawn amount under our new revolving credit facility, and the amortization of deferred financing costs, less historical interest expense in connection with fully repaid 2012 Credit Facilities. In addition, reflects annual administrative agent fees related to our new senior secured credit facilities. Interest expense does not include the amount relating to the portion of borrowings under our new term loan facility incurred to finance the 2013 Store Acquisitions, which is already reflected in the “Acquisition Accounting Adjustments” column.

We currently have a new term loan of $167.0 million outstanding and no borrowings outstanding under our revolving credit facility at the date of the consummation of the 2013 Store Acquisitions and the Recapitalization. Each 0.125% change in interest rates on our new term loan facility above our LIBOR floor would result in approximately $209,000 change in pro forma interest expense for the fiscal years ended December 30, 2013.

(b)	Reflects the estimated tax effects resulting from the pro forma adjustments related to the Recapitalization at the Company’s estimated statutory tax rate of 37.5%.

(6) Earnings Per Share

The unaudited pro forma condensed combined basic and diluted loss per share calculations are based on historical basic and diluted weighted-average shares of common stock. Pro forma basic and diluted loss per share was calculated by dividing pro forma net loss available to common stockholders by the historical basic and diluted weighted-average shares of common stock.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the selected consolidated statements of operations and cash flows data for fiscal years ended 2013, 2012 and 2011 and the selected consolidated balance sheet data as of December 30, 2013 and December 31, 2012 from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. We derived the selected consolidated balance sheet data as of January 2, 2012 from our audited consolidated financial statements and related notes thereto not included in this prospectus. The selected consolidated statements of operations and cash flows data for the period from December 29, 2009 through May 4, 2010 and the period from March 29, 2010 through January 3, 2011 and the selected consolidated balance sheet data as of May 4, 2010 and January 3, 2011 have been derived from our unaudited consolidated financial information, which are not included in this prospectus. The selected consolidated statements of operations and cash flows data for the fiscal year ended December 28, 2009 and the selected consolidated balance sheet data as of December 28, 2009 have been derived from the Predecessor’s audited consolidated financial information, not included in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

On May 4, 2010, affiliates of Lee Equity acquired a majority of the capital stock of PMI Holdings Inc., our predecessor. The periods on or prior to May 4, 2010 are referred to as “Predecessor.” Papa Murphy’s Holdings, Inc. was incorporated on March 29, 2010 by affiliates of Lee Equity in connection with the acquisition, and all periods including and after such date are referred to as “Successor.” From March 29, 2010 to May 4, 2010, the date of the acquisition, Papa Murphy’s Holdings, Inc. had no activities other than the incurrence of transaction costs related to the acquisition. The selected historical consolidated financial statements for all Successor periods may not be comparable to those of the Predecessor period.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our financial statements and the related notes thereto included elsewhere in this prospectus.

	SUCCESSOR				PREDECESSOR
	FISCAL YEAR			MARCH 29, 2010 (DATE OF INCEPTION) THROUGH JANUARY 3, 2011	DECEMBER 29, 2009 THROUGH MAY 4, 2010	FISCAL YEAR ENDED DECEMBER 28, 2009
	2013	2012	2011
	(dollars in thousands, except share and selected operating data, unless otherwise noted)
Consolidated statement of operations data:
Revenues
Franchise royalties	$36,897	$35,113	$33,687	$20,482	$11,196	$30,358
Franchise and development fees	4,330	2,826	2,398	2,029	625	2,433
Company-owned store sales	39,148	28,813	15,619	9,223	5,044	20,866
Lease income	120	164	218	152	128	436

Total revenues	80,495	66,916	51,922	31,886	16,993	54,093
Costs and expenses
Store operating costs:
Cost of food and packaging	14,700	10,741	6,088	3,476	1,844	7,455
Compensation and benefits	10,687	8,160	4,710	2,972	1,545	6,912
Advertising	3,820	2,711	1,514	922	499	2,165
Occupancy	2,365	1,980	1,102	863	368	2,425
Other store operating costs	3,988	2,961	1,722	1,033	573	1,542
Selling, general and administrative	24,180	21,225	20,833	13,929	10,002	19,000
Depreciation and amortization	6,973	6,187	5,798	3,590	1,485	4,878
Loss on disposal or impairment of property and equipment	847	193	263	119	132	948

Total costs and expenses	67,560	54,158	42,030	26,904	16,448	45,325

Operating income	12,935	12,758	9,892	4,982	545	8,768

Interest expense	10,523	10,462	10,410	7,372	806	1,115
Interest income	(94)	(94)	(183)	(180)	(79)	(127)
Loss (gain) on early retirement of debt	4,029	5,138	—	—	874	(95)
Other expense, net	44	248	41	2	1	(26)

Income (loss) before income taxes	(1,567)	(2,996)	(376)	(2,212)	(1,057)	7,901
Provision (benefit) for income taxes	1,024	(882)	230	(382)	169	3,352

Net income (loss)	(2,591)	(2,114)	(606)	(1,830)	(1,226)	4,549
Net loss attributable to noncontrolling interests	19	—	—	—	—	751

Net income (loss) attributable to Papa Murphy’s	$(2,572)	$(2,114)	$(606)	$(1,830)	$(1,226)	$5,300

	SUCCESSOR				PREDECESSOR
	FISCAL YEAR			MARCH 29, 2010 (DATE OF INCEPTION) THROUGH JANUARY 3, 2011	DECEMBER 29, 2009 THROUGH MAY 4, 2010	FISCAL YEAR ENDED DECEMBER 28, 2009
	2013	2012	2011
	(dollars in thousands, except share, per share and selected operating data, unless otherwise noted)
Loss per common share:
Basic	$(5.29)	$(5.28)	$(4.52)
Diluted	(5.29)	(5.28)	(4.52)
Weighted average of common shares outstanding:	1,700,360	1,623,171	1,591,262
Basic	1,700,360	1,623,171	1,591,262
Diluted
Consolidated statement of cash flows:
Cash flows from operating activities	$9,874	$9,356	$11,804	$5,591	$3,785	$12,051
Cash flows from investing activities	(15,249)	(5,904)	(16,062)	(2,029)	16	(1,640)
Cash flows from financing activities	6,613	(5,864)	(2,563)	(8,376)	(4,554)	(9,789)
Other Financial Data:
Adjusted EBITDA (1)	$24,421	$22,126	$19,740	$12,836	$6,690	$16,550
Net working capital (2)	(1,588)	(5,003)	(1,973)	(541)	(8,919)	(8,119)
Capital expenditures (3)	3,037	1,343	2,193	2,396	274	1,587
Selected Operating Data:
Number of stores at end of period
Domestic franchise	1,327	1,270	1,232	1,208	1,149	1,136
Domestic company-owned	69	59	51	33	32	35
International	22	18	18	16	14	14

Total	1,418	1,347	1,301	1,257	1,195	1,185
Number of comparable stores at end of period (4)
Domestic franchise	1,226	1,194	1,164	1,116	1,073	1,051
Domestic company-owned	68	57	50	33	32	35
International	17	15	16	14	11	9

Total	1,311	1,266	1,230	1,163	1,116	1,095
Domestic AWS per store (whole dollars) (5)	$11,099	$10,923	$10,640	$9,912	$10,811	$10,615
System-wide comparable store sales growth (6)	2.8%	2.9%	5.7%	(3.3)%	(2.4)%	2.2%
System-wide sales (7)	$785,630	$739,091	$701,770	$422,979	$230,277	$630,449
System-wide sales growth (8)	6.3%	5.3%	7.4%	4.7%	1.8%	7.8%

	SUCCESSOR				PREDECESSOR
	AS OF				AS OF
	DECEMBER 30, 2013	DECEMBER 31, 2012	JANUARY 2, 2012	JANUARY 3, 2011	MAY 4, 2010	DECEMBER 28, 2009
	(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$3,705	$2,428	$4,839	$4,729	$1,644	$2,391
Total current assets	16,377	7,565	9,498	17,012	5,415	6,301
Total current liabilities	17,965	12,568	11,471	17,552	14,334	14,420
Total debt (9)	170,000	125,280	90,226	92,598	30,700	35,083
Total assets	264,502	246,617	248,386	253,931	64,730	68,143
Total shareholders’ equity	33,925	63,930	100,208	103,338	16,618	17,816

(1)	Adjusted EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization as adjusted for:

■

all non-cash losses or expenses (including, but not limited to non-cash share-based compensation expenses and the non-cash portion of rent expenses relating to the difference between GAAP and cash rent expenses), excluding any non-cash loss or expense that is an accrual of a reserve for a cash expenditure or payment to be made, or anticipated to be made, in a future period;

■	non-recurring or unusual cash fees, costs, charges, losses and expenses;

■	fees, costs and expenses related to acquisitions and debt refinancing costs;

■	pre-opening costs with respect to a new store;

■	management fees and expenses incurred under our advisory services and monitoring agreement with Lee Equity;

■	fees and expenses incurred in connection with the issuance of debt under the new senior secured credit facilities and related transactions; and

■	non-cash expenses resulting from purchase accounting adjustments made in accordance with GAAP with respect to acquisitions.

Adjusted EBITDA eliminates the effects of items that we do not consider indicative of our operating performance. Adjusted EBITDA is a supplemental measure of operating performance that does not represent and should not be considered as an alternative to net income (loss), as determined by U.S. generally accepted accounting principles, or GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.

Adjusted EBITDA is a non-GAAP financial measure. Management believes that such financial measure, when viewed with our results of operations in accordance with GAAP and our reconciliation of Adjusted EBITDA to net income (loss), provides additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. By providing this non-GAAP financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe Adjusted EBITDA is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Management uses Adjusted EBITDA and other similar measures:

■	as a measurement used in comparing our operating performance on a consistent basis;

■	to calculate incentive compensation for our employees;

■	for planning purposes, including the preparation of our internal annual operating budget;

■	to evaluate the performance and effectiveness of our operational strategies; and

■	to assess compliance with various metrics associated with our new senior secured credit facilities.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

■	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

■

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the cash requirements for such replacements; and

■	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes.

To address these limitations, we reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income. Further, we also review GAAP measures and evaluate individual measures that are not included in Adjusted EBITDA.

The following table provides a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

	SUCCESSOR				PREDECESSOR
	FISCAL YEAR			MARCH 29, 2010 (DATE OF INCEPTION THROUGH) JANUARY 3, 2011	DECEMBER 29, 2009 THROUGH MAY 4, 2010	FISCAL YEAR ENDED DECEMBER 28, 2009
	2013	2012	2011
	(dollars in thousands)
Net income (loss)	$(2,591)	$(2,114)	$(606)	$(1,830)	$(1,226)	$4,549
Depreciation and amortization	6,973	6,187	5,798	3,590	1,485	4,878
Income tax provision (benefit)	1,024	(882)	230	(382)	169	3,352
Interest expense, net	10,429	10,368	10,227	7,192	727	988

EBITDA	15,835	13,559	15,649	8,570	1,155	13,767
(Gain) loss on settlement of liabilities (a)	3,943	5,138	(58)	(33)	864	(534)
Loss on disposal or impairment of property and equipment (b)	847	193	263	119	132	948
Management transition and restructuring costs (c)	587	490	1,783	—	—	1,055
Expense not indicative of future operations (d)	1,293	967	—	—	—	343
Management fees and related expenses (e)	586	537	797	329	53	129
Transaction costs (f)	402	24	59	3,813	4,523	—
Loss from non-controlling interests (g)	—	—	—	—	—	409
New store pre-opening expenses (h)	19	52	12	—	—	45
Non-cash expenses and non-income based state taxes (i)	909	1,166	1,235	38	(37)	388

Adjusted EBITDA	$24,421	$22,126	$19,740	$12,836	$6,690	$16,550

(a)	Represents (gains) losses resulting from refinancing of long-term debt and settlement of asset retirement obligations.
(b)	Represents non-cash losses resulting from disposal or impairment of property and equipment, including divested company stores.
(c)

Represents non-recurring management transition and restructuring costs, consisting of severance, retention, recruitment, relocation and other costs in connection with restructuring of our corporate development function and transition of certain members of management.

(d)

Represents (i) non-recurring losses on guaranteed lease payments for company stores acquired by franchise owners; (ii) non-recurring roll-out costs of new uniform program; (iii) a one-time valuation allowance of an international notes receivable resulting from the sale of company-owned stores; and (iv) non-recurring advisory expenses in connection with this offering.

(e)

Represents the elimination of management fees and related costs paid to Lee Equity for advisory services provided pursuant to an advisory services and monitoring agreement. See “Certain Relationships and Related Person Transactions—Advisory Services and Monitoring Agreement.”

(f)	Represents transaction costs relating to our acquisition by Lee Equity in 2010 and acquisitions and divestitures.
(g)	Represents losses attributable to non-controlling interests.
(h)

Represents expenses directly associated with the opening of new stores and incurred prior to the opening of new stores, including wages, benefits, travel for the training of opening teams and other store operating costs.

(i)

Represents (i) non-cash expenses related to equity-based compensation; (ii) non-cash expenses related to the difference between GAAP and cash rent expense; (iii) non-cash expenses related to the fair valuation of certain common stock and Series A Preferred Stock subject to put options; and (iv) non-income based state taxes.

(2)	Represents current assets less current liabilities.
(3)	Represents long-lived asset capital expenditures related to the acquisition of property and equipment and excludes expenditures relating to acquisitions of businesses.
(4)	A comparable store is a store that has been open for at least 52 weeks from the comparable date, which is the Tuesday following the opening date.
(5)

Domestic AWS consists of the average weekly sales of domestic franchise and company-owned stores over a specified period of time. Domestic AWS is calculated by dividing the total net sales of our domestic system-wide stores for the relevant time period by the number of weeks these same stores were open in such time period.

(6)	System-wide comparable store sales growth represents year-over-year sales comparisons for comparable stores.
(7)	System-wide sales include net sales by all of our system-wide stores.
(8)	System-wide sales growth represents year-over-year sales comparisons for system-wide sales.
(9)	Represents total outstanding indebtedness, including current portion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

To match our operating cycle, we use a 52- or 53-week fiscal year, ending on the Monday nearest to December 31. Fiscal years 2013, 2012 and 2011 were 52-week periods ending on December 30, 2013, December 31, 2012 and January 2, 2012, respectively.

Overview

Papa Murphy’s is a high-growth franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States. We were founded in 1981 and have grown our footprint to a total of 1,418 system-wide stores as of December 30, 2013, more than 20 times the stores of our nearest Take ‘N’ Bake pizza restaurant competitor. The Papa Murphy’s experience is different from traditional pizza restaurants. Our customers:

■	CREATE their fresh customized pizza with high-quality ingredients in our stores or online;

■	TAKE their fresh pizza home; and

■	BAKE their pizza fresh in their ovens, at their convenience, for a home-cooked meal served hot.

We have been repeatedly rated the #1 pizza chain in the United States by multiple third-party consumer studies. In 2014, 2013, 2012 and 2011, we were rated the #1 pizza chain overall by Nation’s Restaurant News, and in 2012, 2011 and 2010, we were rated the #1 pizza chain by Zagat. Compared to broader restaurant chain competition, we were also recognized by Technomic in 2013 as the #1 chain overall among all restaurants and all food categories, by Nation’s Restaurant News in 2013 and 2012 as one of the Top 5 Overall limited service restaurant chains across all food categories, and by Zagat in 2012 as one of the Top 5 Overall fast food chains across all food categories.

Our History and Operations

Our history dates back over 30 years and has its roots in Papa Aldo’s Pizza, founded in 1981 in Hillsboro, Oregon and Murphy’s Pizza, founded in 1984 in Petaluma, California. Murphy’s Pizza and Papa Aldo’s were merged into a single entity under the Papa Murphy’s brand in 1995. In 2007, the 1,000th Papa Murphy’s system-wide store opened.

In May 2010, affiliates of Lee Equity acquired all of the equity interests of our parent, PMI Holdings, Inc. Papa Murphy’s Holdings, Inc. was established as a holding company for PMI Holdings, Inc. and its subsidiaries. Under the leadership of our current Chief Executive Officer, we implemented several strategic initiatives, including restructuring our new store development, operations, marketing and finance teams. We rolled out our Focus 5 menu strategy that offers price points ranging the value spectrum in order to increase store traffic and sales through high-quality new product offerings and promotions such as our FAVES and Fresh Pan Pizza offerings, and we introduced online ordering in select markets. We are also in the early stages of testing a store remodel program providing for a more contemporary store format.

Following the Lee Equity acquisition, we also expanded and invested in our senior management team and refinanced our then existing credit facility. In June 2011, we hired Ken Calwell, an industry veteran with extensive experience in the limited service restaurants and pizza restaurants businesses, as our President. In December 2011, Mr. Calwell transitioned into the role of Chief Executive Officer with our prior Chief Executive Officer, John Barr, remaining as Chairman of the Company. In 2013, we began the process of transitioning our Chief Financial Officer and we hired our current Chief Financial Officer, Mark Hutchens, in January 2014.

As of December 30, 2013, we had 1,396 stores in the United States and believe there are significant domestic growth opportunities. We expect the majority of our expansion will result from new franchise store openings, and we also plan to strategically expand our company-owned store base in select markets. Our domestic and international franchise owners opened 98 stores in 2013. Recently, we have also expanded our international presence. We currently have a 10-year master franchise agreement in Canada, with 18 stores open as of December 30, 2013. In addition, in August 2012 we entered into a 20-year master franchise agreement with Saudi Arabia-based MAM FoodCo LLC to open up to 100 franchise stores in the Middle East, specifically in the United Arab Emirates, Oman, Kuwait, Kingdom of Saudi Arabia, Qatar and Bahrain, with four stores open as of December 30, 2013.

From time to time, we also pursue opportunistic acquisitions of stores from franchise owners. We evaluate these acquisition opportunities on a case-by-case basis, taking into account the economic strength of the stores and the potential to further develop the related market. In 2012, we acquired six stores from franchise owners, and in 2013, we acquired 19 stores from franchise owners. In the fourth quarter of 2013 we acquired franchise stores in Colorado, Minnesota and Idaho for an aggregate purchase price of $9.9 million, paid in cash or a combination of cash and promissory notes. The cash portion of the purchase price for each of these acquisitions was funded through available cash and advances on our new senior secured credit facilities (described below), and the acquisitions are accounted for using the acquisition method of accounting. From time to time, we also may sell company-owned stores to franchise owners.

As part of the financing for the Lee Equity acquisition, certain of our subsidiaries entered into a senior secured credit agreement providing for a $73.6 million term loan and a $7.0 million revolving credit agreement and issued an $18.4 million senior subordinated note (collectively, the “2010 Credit Facilities”), a portion of which was used to repay our then existing $30.7 million senior secured term loan. We refinanced the 2010 Credit Facilities in June 2012 with a new $88.0 million senior secured term loan, a $36.2 million senior subordinated term loan and a $10.0 million revolving credit facility (collectively, the “2012 Credit Facilities”). In addition to repaying the borrowings outstanding under the 2010 Credit Facilities, the proceeds of the 2012 Credit Facilities, along with proceeds from the issuance of additional shares of common and preferred stock and cash on hand, were used to pay accreted dividends to preferred stockholders and provide a partial return of initial investment to preferred stockholders (the “2012 Refinancing”).

In October 2013, we entered into a new $177.0 million senior secured credit facility consisting of a $167.0 million senior secured term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility (collectively, the “new senior secured credit facilities”), the proceeds of which were used to repay our existing credit facilities, to make a $31.5 million payment to holders of our Preferred Shares and to fund investments. We refer to these transactions as the “Recapitalization.”

In March 2014, we repurchased an aggregate of 48,516 shares of common stock from certain of our executive officers, including an aggregate of 14,014 shares of common stock for which vesting terms were accelerated in connection with the repurchase. We repurchased the shares at a price of $26.80 per share, the then-current fair market value of our common stock, as determined by a third party valuation firm. See “—Critical Accounting Policies—Shared-based Compensation—Valuation of Common Stock and Preferred Shares.”

Recent Developments

Investment in Project Pie

In December 2013, Project Pie Holdings, LLC (“Project Pie Holdings”), a non-wholly owned subsidiary, purchased 387 Series A Convertible Preferred Units (the “Series A Units”) of Project Pie, a fast casual custom-pizza restaurant chain, for an aggregate purchase price of $2.0 million, paid in cash. In March 2014, we made an additional $500,000 investment in Project Pie for 97 preferred convertible units. Each such Series A Unit is convertible at our option into one common unit of Project Pie. On a fully converted basis, these investments represent 30.3% of all issued and outstanding Project Pie common units. Until December 2016, the board of managers of Project Pie has the right to request further capital funding from us in exchange for additional Series A Units up to an aggregate value of $2.5 million in increments of $500,000. After that, the board of managers of Project Pie may continue to request capital funding from us up to an aggregate value of $5.0 million in increments of $500,000, in exchange for which we may purchase additional Series A Units at our option. We also have the right to purchase common units from other members following the completion of Project Pie’s fiscal year 2015 audited financial statements in an amount that would increase our ownership of all common units to 51.0% on a fully converted basis. Similarly, following the completion of Project Pie’s fiscal year 2017 audited financial statements, we have the right to purchase all of the common units from other members, subject to certain exceptions. We also have certain preemptive and registration rights with respect to Project Pie’s securities as well as consent and voting rights with respect to certain significant matters, including certain change of control transactions, issuances of new equity securities, certain matters related to operations and the incurrence of significant debt. In addition, we may designate two members of Project Pie’s board of managers, which initially are John Barr, our Chairman, and Yoo Jin Kim, one of our directors and a partner at Lee Equity. Mr. Barr serves as chairman of Project Pie and of the Project Pie board of managers and also owns approximately 11% of the equity interests of Project Pie Holdings, which he acquired at the same time as our investment in Project Pie. See “Certain Relationships and Related Person Transactions—Project Pie.”

Our Segments

We operate in three business segments: Domestic Franchise, Domestic Company Stores and International. Our Domestic Franchise segment consists of our domestic franchise stores, which represent the majority of our system-wide stores. Our Domestic Company Stores segment consists of our company-owned stores in the United States. Our International segment consists of our stores outside of the United States, all of which are franchise stores. As of December 30, 2013, we had 18 franchise stores in Canada and four franchise stores in the United Arab Emirates. The following table sets forth our revenues, operating income and depreciation and amortization for each of our segments for the periods presented:

	FISCAL YEAR
	2013	2012	2011
	(dollars in thousands)
Revenues
Domestic Franchise	$40,450	$37,998	$36,115
Domestic Company Stores	39,148	28,813	15,619
International	897	105	188

Total	$80,495	$66,916	$51,922

Operating Income
Domestic Franchise	$20,540	$17,503	$15,899
Domestic Company Stores	(408)	(344)	(1,183)
International	(24)	(611)	(179)
Other (1)	(7,173)	(3,790)	(4,645)

Total	$12,935	$12,758	$9,892

Depreciation and Amortization
Domestic Franchise	$4,753	$4,745	$5,165
Domestic Company Stores	2,193	1,408	601
International	27	34	32

Total	$6,973	$6,187	$5,798

(1)	Represents corporate costs and intersegment elimination

Key Operating Metrics

We evaluate the performance of our business using a variety of operating and performance metrics. Set forth below is a description of our key operating metrics.

Average Weekly Sales. AWS consists of the average weekly sales of franchise and company-owned stores over a specified period of time. AWS is calculated by dividing the total net sales of our stores for the relevant time period by the number of weeks the same stores were open in such time period. This measure allows management to assess changes in customer traffic and spending patterns at our system-wide stores. We evaluate AWS on domestic stores separately from international stores.

Comparable Store Sales Growth. Comparable store sales growth represents the change in year-over-year sales for comparable stores. A comparable store is a store that has been open for at least 52 full weeks from the comparable date (the Tuesday following the opening date). As of the end of fiscal years 2013, 2012 and 2011, there were 1,294, 1,251 and 1,214 domestic comparable stores, respectively. This measure highlights the performance of existing stores, while excluding the impact of newly opened or closed stores. Comparable store sales growth reflects changes in the number of transactions and in customer spend per transaction at existing stores. Customer spend per transaction is affected by changes in menu prices and the mix and number of items sold per customer.

System-Wide Sales. System-wide sales include net sales by all of our system-wide stores. This measure allows management to assess changes in our royalty revenues, our overall store performance, the health of our brand and our position relative to competitors.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) before interest expense, provision for (benefit from) income taxes and depreciation and amortization, with further adjustments to reflect the additions and eliminations of certain income statement items including non-cash charges, income and expenses that we consider not indicative of ongoing operations and certain other adjustments. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, see “Summary—Summary Historical Consolidated Financial and Other Data.”

Store Openings, Closures, Acquisitions and Divestitures. Management reviews the number of new stores, the number of closed stores, and the number of acquisitions and divestitures of stores to assess growth in system-wide sales, royalty revenues and company-owned store sales.

The following table sets forth our AWS for domestic franchise and company-owned stores, our comparable store sales growth, our system-wide sales, Adjusted EBITDA and our number of stores for fiscal years 2013, 2012 and 2011.

	FISCAL YEAR
	2013	2012	2011
Domestic AWS	$11,099	$10,923	$10,640
Comparable store sales growth	2.8%	2.9%	5.7%
System-wide sales (dollars in thousands)	$785,630	$739,091	$701,770
Adjusted EBITDA (dollars in thousands)	$24,421	$22,126	$19,740
Number of system-wide stores at period end	1,418	1,347	1,301

Key Financial Definitions

Revenues. Substantially all of our revenues are derived from sales of pizza and other food and beverage products to the general public by company-owned stores, as well as the collection of franchise royalties and fees associated with franchise and development rights. We generated 45.8%, 52.5% and 64.9% of our revenues from franchise royalties and 48.6%, 43.1% and 30.1% of our revenues from company-owned store sales in fiscal years 2013, 2012 and 2011, respectively. The increase of sales at company-owned stores as a percentage of revenues reflects the impact of our opportunistic acquisitions of stores from franchise owners during these periods. System-wide store sales are the primary driver of our revenues. Typically, system-wide sales are impacted by a number of factors, including the success of our franchise and company-owned store operations, advertising and marketing campaigns and new product launches as well as general customer demand. System-wide sales of our pizzas, food and beverages are generally lower in summer months, when family vacations and seasonal activities translate into reduced demand for Take ‘N’ Bake pizza and are higher in the fall, winter and spring corresponding to times when families tend to dine at home. The following is a brief description of our components of revenues.

■

Franchise Royalties. We earn franchise royalties in our Domestic Franchise and International segments based on a percentage of franchise store sales of pizza and other food and beverage products. The majority of our franchise agreements require our franchise owners to pay us a royalty of 5.0% of their sales net of discounts. We collect these royalties on a weekly basis.

■

Franchise and Development Fees. Franchise and development fees, which we earn from our Domestic Franchise and International business segments, consist of initial franchise fees and development fees related to new store openings, as well as fees to renew or extend franchise agreements and transfer fees. Initial franchise fees and development fees are recognized upon the earlier of the opening of a store, which is when we have performed all of our obligations related to such fees or openings, or the forfeiture of any deposits made in connection with the franchise agreement. Initial franchise fees are impacted by the number of new franchise store openings in a specified period. New franchise store openings generally are higher in the first and fourth fiscal quarters, when our system-wide sales are higher. Successive (renewal) fees and transfer fees are recognized when a replacement franchise agreement becomes effective, usually upon the expiration of an initial franchise agreement or a replacement franchise agreement, which generally have terms of 10 years and five years, respectively.

■	Company-Owned Store Sales. Our Domestic Company Store segment generates revenues through sales of pizza and other food and beverage items at our company-owned stores net of discounts.

■

Lease Income. We earn lease income in our Domestic Franchise segment from the sublease of real estate of closed company-owned stores. Lease income is recognized in the period earned, which coincides with the period the expense is due to the master leaseholder.

Store Operating Costs. Store operating costs relate to our Domestic Company Store segment and consist of cost of food and packaging, compensation and benefits, advertising, occupancy costs and other store operating costs. Set forth below is a brief description of each of these costs. We expect all of our store operating costs to increase as we open new company-owned stores and acquire franchise stores.

■

Cost of Food and Packaging. Cost of food and packaging include the direct costs of our food and beverage items sold in company-owned stores and the costs of packaging our menu items. Food and packaging costs can be expected to fluctuate with the increases or decreases in revenues of our Domestic Company Store segment. Fluctuations in our food and packaging costs are caused primarily by changes to our Domestic Company Store segment revenues and fluctuations in commodity costs.

■

Compensation and Benefits. Compensation and benefits expense consists primarily of management and hourly labor costs at our company-owned stores, which include regional supervisors and store manager salaries and bonuses, hourly wages, payroll taxes, workers’ compensation expense and employee benefits.

■

Advertising. Advertising costs of our company-owned stores consist of local marketing expenses and contributions to certain advertising cooperatives. Company-owned stores typically spend at least 5.0% of net sales on local marketing and other advertising through DMA cooperatives.

■	Occupancy. Occupancy costs include rent, common area maintenance costs, property insurance, property taxes and adjustments to straight-line rent.

■

Other Store Operating Expenses. Other store operating expenses include supplies, utilities, repairs and maintenance, meals and entertainment, travel costs, insurance, dues and subscriptions, recruitment advertisement, accretion of long-term liabilities and other company-owned store operating expenses.

Selling, General and Administrative. Selling, general and administrative costs consist of wages, benefits, franchise development expenses, other compensation, travel, marketing, accounting fees, legal fees, sponsor management fees and other expenses related to the infrastructure required to support our franchise and company-owned stores. Selling, general and administrative costs also include net advertising expenses of an advertising fund we manage on behalf of all system-wide stores, stock based compensation expense, valuation effects of a liability relating to certain common stock and Preferred Shares subject to put options, transition and restructuring costs. We incurred costs relating to severance, retention, recruitment, legal, relocation and share-based compensation totaling approximately $490,000 and $1.8 million during 2012 and 2011, respectively. In fiscal year 2013, we incurred approximately

$540,000 of severance and recruitment fees related to the transition of our Chief Financial Officer. We expect to incur additional expenses in connection with hiring our new Chief Financial Officer in 2014. We also expect to incur an additional expense related to the payment of a termination fee associated with our advisory services and monitoring agreement with Lee Equity in connection with this offering and which we expect to pay with a portion of the net proceeds from this offering. We expect our selling, general and administrative expense to increase as we incur additional legal, accounting, insurance and other expenses associated with being a public company.

Depreciation and Amortization. These non-cash charges relate to the depreciation of fixed assets, including leasehold improvements and equipment and the amortization of the reacquired franchise rights relating to our acquisition of certain franchise stores.

Loss on Disposal or Impairment of Property and Equipment. Losses on the disposal or impairment of property and equipment include the loss on the disposal of assets related to retirement and replacement of our property and equipment, which is recognized at the time the property is disposed or the time when we enter into a binding agreement to dispose of such property, and impairment charges, if any, related to our property and equipment, which are recognized at the time we measure such impairment.

Interest Expense. Interest expense consists primarily of interest on borrowings, and the amortization of costs incurred to obtain long-term financing. We expect interest expense to decrease upon the application of the proceeds of this offering to repay a portion of our new senior secured credit facilities.

Interest Income. Interest income consists of interest income on our cash and cash equivalent balances and notes receivable.

(Gain) Loss on Early Retirement of Debt. (Gain) loss on early retirement of debt includes non-recurring gains and losses relating to the repayment of debt in connection with the Recapitalization and the 2012 Refinancing.

Other Expense (Income). Other expense (income) includes foreign exchange rate gains or losses, Delaware franchise tax and losses from guarantees of lease payments.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes represents federal, state and local taxes based on income in multiple jurisdictions. Our provision (benefit) for income taxes was $1.0 million, $(882,000) and $230,000 in fiscal years 2013, 2012 and 2011, respectively. Our income taxes have varied from what would be expected by applying the prevailing statutory rates mainly due to the impact of a change in the blended state tax rate. We have net operating loss (“NOL”) carry forwards that will be available in 2014 to lower taxable income. We expect that a majority of our NOL carry forwards will be used by the end of 2014, after which we will be subject to statutory tax rates.

Segment Operating Income (Loss). Operating income (loss) measured by segment reflects segment earnings before interest expense, interest income, income taxes, loss on early retirement of debt, management fees payable to Lee Equity and other corporate expenses.

Results of Operations

The following table sets forth our results of operations in dollars and as a percentage of total revenues for the fiscal years 2013, 2012 and 2011.

	FISCAL YEAR
	2013		2012		2011
	$	TOTAL % OF REVENUES	$	TOTAL % OF REVENUES	$	TOTAL % OF REVENUES
	(dollars in thousands)
Revenues
Franchise royalties	$36,897	45.8%	$35,113	52.5%	$33,687	64.9%
Franchise and development fees	4,330	5.4%	2,826	4.2%	2,398	4.6%
Company-owned store sales	39,148	48.6%	28,813	43.1%	15,619	30.1%
Lease income	120	0.2%	164	0.2%	218	0.4%

Total revenues	80,495	100.0%	66,916	100.0%	51,922	100.0%
Costs and Expenses
Store operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging (1)	14,700	18.3%	10,741	16.1%	6,088	11.7%
Compensation and benefits (1)	10,687	13.3%	8,160	12.2%	4,710	9.1%
Advertising (1)	3,820	4.7%	2,711	4.1%	1,514	2.9%
Occupancy (1)	2,365	2.9%	1,980	3.0%	1,102	2.1%
Other restaurant operating costs (1)	3,988	5.0%	2,961	4.3%	1,722	3.3%
Selling, general and administrative	24,180	30.0%	21,225	31.7%	20,833	40.1%
Depreciation and amortization	6,973	8.7%	6,187	9.2%	5,798	11.2%
Loss on disposal of property and equipment	847	1.0%	193	0.3%	263	0.5%

Total costs and expenses	67,560	83.9%	54,158	80.9%	42,030	80.9%

Operating Income	12,935	16.1%	12,758	19.1%	9,892	19.1%

Interest expense	10,523	13.1%	10,462	15.6%	10,410	20.1%
Interest income	(94)	(0.1)%	(94)	(0.1)%	(183)	(0.4)%
Loss on early retirement of debt	4,029	5.0%	5,138	7.7%	—	0.0%
Other expense	44	0.0%	248	0.4%	41	0.1%

Loss Before Provision (Benefit) For Income Taxes	(1,567)	(1.9)%	(2,996)	(4.5)%	(376)	(0.7)%
Provision (benefit) for income taxes	1,024	1.3%	(882)	(1.3)%	230	0.4%

Net Loss	(2,591)	(3.2)%	(2,114)	(3.2)%	(606)	(1.2)%
Net loss attributable to noncontrolling interests	19	0.0%	—	0.0%	—	0.0%

Net loss attributable to Papa Murphy’s	$(2,572)	(3.2)%	$(2,114)	(3.2)%	$(606)	(1.2)%

(1)

Cost of food and packaging represented 37.5%, 37.3% and 39.0% of company-owned store sales for the fiscal years 2013, 2012 and 2011, respectively. Compensation and benefits represented 27.3%, 28.3%, and 30.2% of company-owned store sales for the fiscal years 2013, 2012 and 2011, respectively. Advertising represented 9.8%, 9.4% and 9.7% of company-owned store sales for the fiscal years 2013, 2012 and 2011, respectively. Occupancy represented 6.0%, 6.9% and 7.1% of company-owned store sales for the fiscal years 2013, 2012 and 2011, respectively. Other restaurant operating costs represented 10.2%, 10.3% and 11.0% of company-owned store sales for the fiscal years 2013, 2012 and 2011, respectively.

Fiscal Year 2013 Compared with Fiscal Year 2012

Revenues

Total Revenues. Total revenues increased by $13.6 million, or 20.3%, to $80.5 million in 2013 from $66.9 million in 2012.

Franchise Royalties. Franchise royalties increased by $1.8 million, or 5.1%, to $36.9 million in 2013 from $35.1 million in 2012 due to the increase in the number of domestic franchise stores from 1,270 in 2012 to 1,327 in 2013, and comparable store sales growth of 2.8% for domestic franchise stores, resulting primarily from a favorable impact of product mix, pricing and an increase in transactions.

Franchise and Development Fees. Franchise and development fees increased by $1.5 million, or 53.6%, to $4.3 million in 2013 from $2.8 million in 2012 due to recognition of franchise development fees related to our agreement to open franchise stores in the Middle East, fees earned from the addition of 21 new franchise stores during 2013 compared to 2012 and increased successive fees.

Company-Owned Store Sales. Company-owned store sales increased by $10.3 million, or 35.8%, to $39.1 million in 2013 from $28.8 million in 2012 due to the acquisition of 19 company-owned stores and comparable store sales growth of 4.2% for company-owned stores, resulting primarily from a favorable impact of product mix, pricing and an increase in transactions.

Lease Income. Lease income decreased by $44,000, or 26.8%, to $120,000 in 2013 from $164,000 in 2012 due to the expiration of certain subleases.

Costs and Expenses

Total Costs and Expenses. Total costs and expenses increased by $13.4 million, or 24.7%, to $67.6 million in 2013 from $54.2 million in 2012.

Store Operating Costs. Store operating costs increased by $9.0 million, or 33.8%, to $35.6 million in 2013 from $26.6 million in 2012 due to the acquisition of 19 company-owned stores. In addition, we had increased variable costs related to a 4.2% increase in comparable store sales because as comparable store sales increase, costs related to food and labor at those stores generally increase. As a percentage of company-owned store sales, total company-owned store expenses decreased to 91.0% in 2013, from 92.4% in 2012.

■

Cost of Food and Packaging. Cost of food and packaging increased by $4.0 million, or 37.4%, to $14.7 million in 2013 from $10.7 million in 2012 due to the acquisition of 19 company-owned stores and a 4.2% increase in comparable store sales, resulting in an increased demand for food and supplies at our company-owned stores.

■

Compensation and Benefits. Compensation and benefits increased by $2.5 million, or 30.5%, to $10.7 million in 2013 from $8.2 million in 2012 due to increased headcount resulting from the acquisition of 19 company-owned stores and a 4.2% increase in comparable store sales, which resulted in additional hourly labor costs to support increased sales in those stores.

■	Advertising. Advertising increased by $1.1 million, or 40.7%, to $3.8 million in 2013 from $2.7 million in 2012 due to increased marketing spending and advertising through DMA cooperatives.

■	Occupancy. Occupancy increased by $385,000, or 19.3%, to $2.4 million in 2013 from $2.0 million in 2012 due to occupancy costs associated with the 19 acquired company-owned stores.

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Other Store Operating Costs. Other store operating costs increased by $1.0 million, or 33.3%, to $4.0 million in 2013 from $3.0 million in 2012 due to the acquisition of 19 company-owned stores and a 4.2% increase in comparable store sales.

Selling, General and Administrative. Selling, general and administrative expenses increased by $3.0 million, or 14.2%, to $24.2 million in 2013 from $21.2 million in 2012 primarily due to $1.2 million of increased consulting expenses and increased marketing expenses, including costs of producing a new television commercial, and increased corporate staffing expenses, including severance costs. As a percentage of revenues, selling, general and administrative expense declined to 30.0% in 2013 from 31.7% in 2012.

Depreciation and Amortization. Depreciation and amortization increased by $786,000, or 12.7%, to $7.0 million in 2013 from $6.2 million in 2012 primarily due to an increase in the number of company-owned stores and increased acquisitions of property and equipment for business technology projects.

Loss on Disposal or Impairment of Property and Equipment. Loss on disposal and impairment of property and equipment increased by $654,000, or 338.9%, to $847,000 in 2013 from $193,000 in 2012 due primarily to asset impairment charges of $565,000 related to the classification of assets held for sale and performance at certain of our stores in the Domestic Company Store segment.

Interest Expense. Interest expense increased by $61,000, or 0.6%, to $10.5 million in 2013 from $10.5 million in 2012 due to an increase in our outstanding debt in October 2013 related to the Recapitalization, partially offset by a reduction in the interest rates resulting from a debt modification to our 2012 credit facilities in March 2013.

Interest Income. Interest income was flat at $94,000 in 2013 and 2012 primarily due to similar average cash and cash equivalent balances during fiscal year 2013.

Loss on Early Retirement of Debt. Loss on early retirement of debt decreased by $1.1 million, or 21.6%, to $4.0 million in 2013 from $5.1 million in 2012. The Recapitalization met the definition of a partial debt extinguishment for accounting purposes and resulted in a write-off of $2.9 million, $388,000 in additional expenses, and a prepayment penalty of $724,000. The 2012 Refinancing met the definition of a debt extinguishment for accounting purposes and resulted in a write-off of existing deferred financing costs of $3.3 million and a prepayment penalty of $1.8 million.

Other Expense. Other expense decreased by $204,000, or 82.3%, to $44,000 in 2013 from $248,000 in 2012 primarily due to reduced losses related to payments made under lease guarantee arrangements for company stores that were sold beyond the fair value of the guarantee at the date the store was sold.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes increased by $1.9 million, or 215.4%, to $1.0 million in 2013 from a benefit of $(882,000) in 2012 due primarily to the tax impact of extinguishing the put option, which increased tax expense by $995,000.

Segment Results

Domestic Franchise. Total revenues for the Domestic Franchise segment increased by $2.5 million, or 6.6%, to $40.5 million in 2013 from $38.0 million in 2012 due to the net addition of 57 domestic franchise stores and segment comparable store sales growth of 2.8%.

Operating income for the Domestic Franchise segment increased by $3.0 million, or 17.1%, to $20.5 million in 2013 from $17.5 million in 2012 due to a growth in revenue of $2.5 million and a reduction of expenditures paid to assist franchise owners with a roll-out of a new uniform program in 2012 and other assistance totaling $482,000.

Domestic Company Stores. Total revenues for the Domestic Company Stores segment increased by $10.3 million, or 35.8%, to $39.1 million in 2013 from $28.8 million in 2012 due to the acquisition of 19 company-owned stores and segment comparable store sales growth of 4.2%.

Operating loss for the Domestic Company Stores segment increased by $64,000, or 18.6%, to $408,000 in 2013 from $344,000 in 2012 due to higher operating margins and increased revenues from acquired company-owned stores, and increased depreciation and amortization of $785,000 and an increased loss on disposal of property and equipment of $656,000 related primarily to asset impairment charges.

International. Total revenues for the International segment increased by $792,000 to $897,000 in 2013 from $105,000 in 2012 due primarily to $750,000 in revenues from area development fees related to our expansion in the Middle East.

Operating loss for the International segment decreased by $587,000, to $24,000 in 2013 from $611,000 in 2012 due to increased revenues of $792,000 and increased franchising expenses of $205,000.

Fiscal Year 2012 Compared with Fiscal Year 2011

Revenues

Total Revenues. Total revenues increased by $15.0 million, or 28.9%, to $66.9 million in 2012 from $51.9 million in 2011. This increase was primarily due to increases in franchise royalties and company-owned store sales.

Franchise Royalties. Franchise royalties increased by $1.4 million, or 4.2%, to $35.1 million in 2012 from $33.7 million in 2011 due to an increase in comparable store sales for domestic franchise stores of 2.8%, resulting primarily from a favorable impact of product mix, pricing and an increase in transactions.

Franchise and Development Fees. Franchise and development fees increased by $428,000, or 17.8%, to $2.8 million in 2012 from $2.4 million in 2011 due to 77 new franchise store openings, additional fees related to forfeitures of franchise fees from the termination or expiration of franchise agreements and increased successive and transfer fees.

Company-Owned Store Sales. Company-owned store sales increased by $13.2 million, or 84.6%, to $28.8 million in 2012 from $15.6 million in 2011 due to an increase in comparable store sales for company-owned stores of 5.1%, resulting primarily from a favorable impact of product mix, pricing and an increase in transactions, and the acquisition of six company-owned stores and the opening of two company-owned stores during 2012 and the full-year impact of nineteen company-owned stores acquired in December 2011.

Lease Income. Lease income decreased by $54,000, or 24.8%, to $164,000 in 2012 from $218,000 in 2011 due to the expiration of certain subleases.

Costs and Expenses

Total Costs and Expenses. Total costs and expenses increased by $12.2 million, or 29.0%, to $54.2 million in 2012 from $42.0 million in 2011 primarily due to an $11.5 million increase in company-owned store expenses, a $392,000 increase in selling, general and administrative expenses, and a $389,000 increase in depreciation and amortization expense, partially offset by decreases in losses on the disposal of property and equipment.

Store Operating Costs. Store operating costs increased by $11.5 million, or 76.2%, to $26.6 million for the fiscal year 2012 from $15.1 million for fiscal year 2011, corresponding to our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of the acquisition of 19 company-owned stores in December 2011, in conjunction with an increase in our variable costs related to food and labor associated with a 5.1% increase in comparable store sales. As a percentage of company-owned store sales, total company-owned store expenses decreased to 92.4% in 2012, from 96.8% in 2011 due primarily to improvements in store labor productivity, a slight decrease in cheese costs and the acquisition of higher volume stores into the Domestic Company Stores segment.

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Cost of Food and Packaging. Cost of food and packaging increased by $4.6 million, or 75.4%, to $10.7 million for 2012 from $6.1 million for 2011 due to our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of 19 company-owned stores acquired in December 2011, and increased variable costs associated with a 5.1% increase in comparable store sales, resulting in an increased demand for food and supplies at our company-owned stores.

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Compensation and Benefits. Compensation and benefits increased by $3.5 million, or 74.5%, to $8.2 million in 2012 from $4.7 million for 2011 due increased headcount resulting from our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of 19 company-owned stores acquired in December 2011, and increased variable costs associated with a 5.1% increase in comparable store sales, which resulted in additional hourly labor costs to support increased sales in those stores.

■	Advertising. Advertising increased by $1.2 million, or 80.0%, to $2.7 million in 2012 from $1.5 million for 2011 due to increased marketing spending and advertising through DMA cooperatives.

■

Occupancy. Occupancy increased by $878,000, or 79.8%, to $2.0 million in 2012 from $1.1 million for 2011 due to occupancy costs associated with the acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of 19 company-owned stores acquired in December 2011.

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Other store operating costs. Other store operating costs increased by $1.3 million, or 76.5%, to $3.0 million in 2012 from $1.7 million in 2011 due to our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 and the full-period impact of nineteen company-owned stores acquired in December 2011, and a 5.1% increase in comparable store sales.

Selling, General and Administrative. Selling, general and administrative expenses increased by $392,000, or 1.9%, to $21.2 million in 2012 from $20.8 million in 2011 primarily due to additional corporate staffing and recruitment costs to support future revenue growth.

Depreciation and Amortization. Depreciation and amortization increased by $389,000, or 6.7%, to $6.2 million in 2012 from $5.8 million in 2011 due to an increase in the number of company-owned stores.

Loss on Disposal or Impairment of Property and Equipment. Loss on disposal or impairment of property and equipment declined $70,000, or 26.6%, to $193,000 in 2012 from $263,000 in 2011 due to lower charges associated with the write-off of capitalized software costs.

Interest Expense. Interest expense did not materially change from 2011 to 2012. Although our total long-term debt increased to $125.3 million as of December 31, 2012 in connection with the 2012 Refinancing from $90.2 million as of January 2, 2012, we significantly reduced our interest rate to the greater of LIBOR or 1.3% plus an applicable margin of between 5.0% and 5.3% (as determined by a leverage ratio) from the greater of LIBOR or 2.0% plus an applicable margin of 8.0% on the first lien term loan component of the 2012 Credit Facilities to the greater of LIBOR or 1.3% plus 9.3% from a fixed 13.0% on the second lien term loan component of the 2012 Credit Facilities.

Interest Income. Interest income decreased in 2012 from 2011 primarily due to lower average cash and cash equivalent balances and lower average notes receivable balances year-over-year.

Loss on Early Retirement of Debt. Loss on early retirement of debt increased substantially in 2012 as a result of the 2012 Refinancing. The $5.1 million of loss on early retirement of debt consists of $3.3 million of unamortized deferred debt issuance costs, a prepayment penalty of $1.8 million and other de minimis costs.

Other Expense. Other expense increased $207,000 to $248,000 in 2012 from $41,000 in 2011 due primarily to losses related to payments made under lease guarantee arrangements for previously owned company stores.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes was $(882,000) in 2012 compared to $230,000 in 2011. The change from a tax provision to a tax benefit is primarily attributable to the change in pretax income.

Segment Results

Domestic Franchise. Total revenues for the Domestic Franchise segment increased by $1.9 million, or 5.3%, to $38.0 million in 2012 from $36.1 million in 2011 due to an increase in franchise royalties of $1.5 million, or 4.4%, and an increase in franchise and development fees of $455,000, or 19.3%. The increase in franchise royalties is primarily due to the opening of 77 new franchise stores in 2012 and a 2.8% increase in comparable store sales for domestic franchise stores. The increase in franchise and development fees is primarily due to the increase in successive fees of $264,000 and the opening of 10 more domestic franchise stores in 2012.

Operating income for the Domestic Franchise segment increased by $1.6 million or 10.1%, to $17.5 million in 2012 from $15.9 million in 2011 due primarily to the revenue growth of $1.9 million.

Domestic Company Stores. Total revenues for the Domestic Company Stores segment increased by $13.2 million, or 84.6%, to $28.8 million in 2012 from $15.6 million in 2011 due to a 5.1% increase in comparable store sales for company-owned stores, our acquisition of six company-owned stores and the opening of two company-owned stores in 2012 , and the full-period impact of nineteen stores acquired in December 2011.

Operating loss for the Domestic Company Store segment decreased by $839,000 to $344,000 in 2012 from $1.2 million in 2011 due to increased revenues and higher operating margins from acquired company-owned stores.

International. Total revenues for the International segment decreased by $83,000, or (44.1)%, to $105,000 in 2012 from $188,000 in 2011 due to lower royalties resulting from (11.6)% decline in comparable store sales for international franchise stores and fewer franchise fees.

Operating loss for the International segment increased by $432,000 to $611,000 in 2012 from $179,000 in 2011 due to higher operating expenses associated with new staff hired in 2012, lower revenues and $434,000 of additional bad debt expense in 2012.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operating activities and proceeds from the incurrence of debt, which together are sufficient to fund our operations, tax payments, interest expense, capital expenditures, fees and principal payments on our debt as well as support our growth strategy and additional expenses we expect to incur as a public company. As a public company, we may also raise additional capital through the sale of equity. As of December 30, 2013, we had negative net working capital of $1.6 million due to the low levels of accounts receivable and inventory required to operate our business. In September 2013, we entered into an agreement with our vendor of point-of-sale systems to acquire $4.5 million of software licenses which will be sold to franchise owners. Payments to our vendor will be made in five equal payments, with the final payment being due in August 2014. We record these software licenses as prepaid expenses and other current assets. As of December 30, 2013, we had not sold any of these licenses.

On October 25, 2013, we entered into our new senior secured credit facilities, consisting of a $167.0 million senior secured term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility. The proceeds of the new senior secured credit facilities were used to repay the 2012 Credit Facilities, make a $31.5 million payment to holders of our Preferred Shares and to fund investments. As of December 30, 2013, the interest rate on our new senior secured credit facilities was 6.75%. As of December 31, 2012, our weighted average interest rate on our 2012 Credit Facilities was 7.66%.

As of December 30, 2013, we had cash and cash equivalents of $3.7 million and $10.0 million of available borrowings under a revolving credit facility, none of which was drawn. As of December 30, 2013, we had $170.0 million of outstanding indebtedness, and after giving effect to the application of net proceeds from this offering, which will be used primarily to repay indebtedness under our new senior secured credit facilities, we would have had $115.1 million of outstanding indebtedness. We believe that our cash flows from operations, available cash and cash equivalents and available borrowings under our revolving credit facility will be sufficient to meet our liquidity needs during the next 12 months. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, including use of our revolving credit facility, equity financings or a combination thereof. It is not guaranteed that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, it is not guaranteed that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities or otherwise to meet our liquidity needs. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions or acquire additional company-owned stores, we may incur additional debt or sell additional equity to finance such acquisitions.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the periods presented:

	FISCAL YEAR
	2013	2012	2011
	(dollars in thousands)
Cash flows from operating activities	$9,874	$9,356	$11,804
Cash flows from investing activities	(15,249)	(5,904)	(16,062)
Cash flows from financing activities	6,613	(5,864)	(2,563)
Effect of exchange rate fluctuations on cash	39	1	3

Total cash flows	$1,277	$(2,411)	$(6,818)

Cash Flows from Operating Activities

Our cash flows from operating activities are driven by sales both at franchise stores and company-owned stores, as well as franchise and development fees. We collect franchise royalties from our franchise owners on a weekly basis. System-wide sales of our pizzas, food and beverages are generally lowest in summer months, when family vacations and seasonal activities translate into reduced demand for Take ‘N’ Bake pizza and are highest in the fall, winter and spring corresponding to times when families tend to dine at home. Other factors that may impact our cash flows from operating activities are the cost of ingredients and personnel for our company-owned stores, unearned franchise and development fees and corporate overhead costs.

Net cash provided by operating activities was $9.9 million in 2013 compared to $9.4 million in 2012. This $518,000 increase was due primarily to increased net loss of $458,000, offset by decreased non-cash expenses including loss on retirement of debt, of $24,000 and less effects of changes in operating assets and liabilities of $952,000.

Net cash provided by operating activities was $9.4 million in 2012 compared to $11.8 million in 2011. This $2.4 million decrease was the result of lower net income of $1.5 million and effects of changes in operating assets and liabilities of $6.7 million, offset by increased non-cash expenses, including loss on retirement of debt, of $5.8 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $15.2 million in 2013 compared to $5.9 million in 2012. The increased usage of cash for investing activities was primarily due to increased acquisitions of company-owned stores of $5.5 million, increased acquisition of property and equipment of $1.7 million related to increased software and information technology investments and company-owned store remodels in 2013 and our $2.0 million investment in Project Pie.

Net cash used in investing activities was $5.9 million in 2012 compared to $16.1 million in 2011. This $10.2 million decrease in cash used in investing activities was primarily due to the payment in 2011 of $7.3 million of acquisition-related payments relating to our acquisition by Lee Equity in 2010, lower investment in acquisitions of company-owned stores of $2.3 million and lower investment of property and equipment of $850,000.

Cash Flows from Financing Activities

Net cash provided by financing activities was $6.6 million in 2013 compared to net cash used of $5.9 million in 2012. During 2013, cash provided by financing activities primarily consisted of funds raised related to the entry into the new senior secured credit facilities in connection with the Recapitalization. During 2012 cash used in financing activities primarily consisted of payments related to the 2012 Refinancing.

Net cash used in financing activities was $5.9 million for 2012 compared to $2.6 million for 2011. During 2012, cash used in financing activities primarily consisted of payments related to the 2012 Refinancing. During 2011, cash used in financing activities primarily consisted of payments of long-term debt of $6.7 million and access to our revolving credit facility to provide net cash of $4.4 million.

New Senior Secured Credit Facilities

In October 2013, we entered into our new senior secured credit facilities, which consist of a fully drawn $167.0 million first lien term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility. The proceeds of the new senior secured credit facilities were used for the Recapitalization.

All obligations under our new senior secured credit facilities are unconditionally guaranteed by Papa Murphy’s Intermediate, Inc., one of our subsidiaries, and certain of our existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under our new senior secured credit facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

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a first-priority pledge of all of our equity interests directly held by Papa Murphy’s Intermediate, Inc. and a first-priority pledge of all of the capital stock directly held by us and our subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary will be limited to 65% of the voting capital stock and 100% of the non-voting stock of any first-tier foreign subsidiary); and

■	a first-priority security interest in substantially all of our, and the guarantors’ tangible and intangible assets, including certain deposit accounts.

Borrowings under the new senior secured credit facilities bear interest at a rate per annum equal to an applicable margin, plus, at our option, either (a) base rate determined by reference to the highest of (i) the prime commercial lending rate determined by the administrative agent to the be the “prime rate” as in effect on such day, (ii) the federal funds effective rate plus 0.50% per annum and (iii) a LIBOR rate (which shall be no less than 1.00% per annum) determined for an interest period of one month, plus 1.00% per annum or (b) a LIBOR rate (which shall be no less than 1.00% per annum) determined for the specified interest period. The applicable margin for borrowings under the new senior secured credit facilities is (a) initially, 4.75% for base rate borrowings and 5.75% for LIBOR borrowings when our leverage ratio is greater than 4.25 to 1.00 and (b) 3.50% for base rate borrowings and 4.50% for LIBOR borrowings when our leverage ratio is equal to or less than 4.25 to 1.00.

Additionally, the following fees are required to be paid pursuant to the terms of the new senior secured credit facilities: (a) a commitment fee is charged on the average daily unused portion of the revolving credit commitments of 0.50% per annum, (b) a letter of credit fee is charged on the aggregate face amount of outstanding letters of credit under the new senior secured credit facilities at a per annum rate equal to the interest rate margin for LIBOR loans under the new senior secured credit facilities, (c) a fronting fee is charged on the aggregate face amount of outstanding letters of credit in an amount equal to the issuer’s prevailing market rates at the time of issuance and (d) a customary annual administration fee to the administrative agent thereunder.

We are required to make scheduled quarterly payments under the new senior secured credit facilities equal to 0.25% of the original amount of term loans thereunder, with the balance due on October 25, 2018.

The new senior secured credit facilities require us to prepay, subject to certain exceptions, the loans with 100% of the net cash proceeds of any incurrence of debt other than debt permitted under the new senior secured credit facilities, 100% of the net cash proceeds of certain equity issuances, 100% of net cash proceeds above a threshold amount for certain asset sales and other recovery events (including loss, destruction and condemnation), subject to reinvestment rights and certain other exceptions, 50% (subject to step-downs to 25% and 0% based upon specified leverage ratio levels) of our annual excess cash flow, and any proceeds from an initial public offering, including the offering hereby, in an amount not less than an amount sufficient to cause our leverage ratio to be less than or equal to 4.25 to 1.00 on a pro forma basis (or, if less, the net issuance proceeds from such initial public offering).

We may voluntarily reduce the utilized portion of the commitment amount and prepay loans under the new senior secured credit facilities at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR borrowings and subject to certain notice requirements and minimum amounts. If we are to refinance or reprice the term loans under the new senior secured credit facilities within eighteen months of the closing date thereunder through the incurrence of long term secured loan financing (including by way of amendment to the new senior secured credit facilities) that has an all in yield that is less than the all in yield applicable to the term loans immediately prior to such transaction, we will be required to pay a 1.00% prepayment premium on the term loans that are repaid or repriced.

Our new senior secured credit facilities require us to maintain certain financial ratios, including a leverage ratio (based upon the ratio of net funded indebtedness (subject to a cap on netted cash and cash equivalents) to our Credit Agreement EBITDA) and a minimum interest coverage ratio as well as cap on the overall amount of capital expenditures made during any fiscal year. Credit Agreement EBITDA is defined in our credit agreement generally as Adjusted EBITDA with further adjustments for certain restricted payments under our credit agreement, fees paid to our independent directors and reimbursement of expenses of our directors, and any shortfalls between our advertising fund expenditures and amounts we collect for our advertising fund. The financial ratios required under the new senior secured credit facilities become more restrictive over time. In the event that we fail to comply with the leverage ratio or the interest coverage ratio, we will have the option to include any cash equity contributions to us in the calculation of Credit Agreement EBITDA for the purpose of determining compliance with such covenants (a “Specified Equity Contribution”), subject to (i) there being no more than four Specified Equity Contributions since the closing date of the new senior secured credit facilities, (ii) the aggregate amount of the Specified Equity Contributions not exceeding $4.0 million and (iii) certain other conditions and limitations.

The new senior secured credit facilities contains a number of restrictive covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

■	incur additional indebtedness or other contingent obligations;

■	pay dividends on our equity interests or redeem, repurchase or retire our equity interests;

■	make investments, acquisitions, loans and advances;

■	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed to us from our subsidiaries;

■	engage in transactions with our affiliates;

■	sell, transfer or otherwise dispose of our assets, including capital stock of our subsidiaries;

■	materially alter the business we conduct;

■	modify organizational documents in a manner that is materially adverse to the lenders under the new senior secured credit facilities;

■	change our fiscal year;

■	consolidate, merge, liquidate or dissolve;

■	incur liens;

■	engage in sale-leaseback transactions; and

■	make payments in respect of subordinated debt.

Our new senior secured credit facilities also contains certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the new senior secured credit facilities are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which include, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, invalidity of subordination provisions of the subordinated debt and changes of control, which is not expected to be triggered by this offering.

As of December 30, 2013, we were in compliance with all of our covenants and other obligations under the new senior secured credit facilities.

Stock Repurchase and Put Option Agreement

In December 2011, Mr. Calwell transitioned into the role of Chief Executive Officer with our prior Chief Executive Officer, John Barr, remaining as Chairman of the company. In connection with these transition activities, we repurchased certain of Mr. Barr’s restricted shares and granted him the right and option to have us repurchase all or any portion of his common stock and preferred shares. See “Executive and Director Compensation—Employment Agreements—John Barr—Stock Repurchase and Put Option Agreement.”

Contractual Obligations

As of December 30, 2013, our contractual obligations and other commitments were as follows:

	PAYMENTS DUE BY YEAR (IN MILLIONS)
	TOTAL	LESS THAN 1 YEAR		1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations	$224.6	$13.2		$26.1	$185.3	$—
Operating lease obligations	8.3	2.6		4.2	1.3	0.2
Commitment to purchase additional equity subscriptions	2.5	2.5	*	—	—	—

Total	$235.4	$18.3		$30.3	$186.6	$0.2

*	Represents potential capital funding for Project Pie, in $500,000 increments, payable on demand, for growth capital during three years ending December 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Investment in Project Pie.”

Off-Balance Sheet Arrangements

We have guaranteed certain operating lease payments for divested company store locations through the end of the initial lease period. The maximum aggregate potential liability associated with the guaranteed lease payments is $737,000.

Qualitative and Quantitative Disclosures about Market Risk

Commodity Price Risk

We are exposed to market risks from changes in commodity prices. During the normal course of the year, we enter into national pricing commitments for cheese and other food products that are affected by changes in commodity prices and, as a result, our franchise and company-owned stores are subject to volatility in food costs. We also maintain relationships with multiple suppliers for certain key products, such as cheese. We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes. In instances when we use fixed pricing agreements with our suppliers, these agreements cover our physical commodity needs, are not net-settled and are accounted for as normal purchases.

Interest Rate Risk

We are subject to interest rate risk on our new senior secured credit facilities. Interest rates on our new senior secured credit facilities are based on LIBOR, and under certain circumstances we may be required by our lenders to enter into interest rate swap arrangements. A hypothetical 1.0% increase or decrease in the interest rate associated with our new senior secured credit facilities would have resulted in a $1.7 million impact to interest expense for the year ended December 30, 2013.

Foreign Currency Exchange Rate Risk

Our international franchise owners use the local currency as their functional currency. Royalty payments from our franchise owners in the Middle East are generally remitted to us in U.S. dollars, and royalty payments from our Canadian franchise owners are generally remitted to us in Canadian dollars. Because our international activities do not account for a significant portion of our revenues, we believe our exposure to foreign currency risk is minimal.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our judgments and estimates including those related to revenue recognition, impairment of goodwill and intangible assets, income taxes, advertising expense and share-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies we believe to be most critical to understanding our financial results and condition and that require complex and subjective management judgments and estimates are discussed below.

Revenue recognition. Revenues consist of sales from company-owned stores, franchise royalties, franchise and development fees and lease income. Sales from company-owned stores are recognized as revenue when the products are provided to customers. We report revenues net of sales taxes collected from customers and remitted to government taxing authorities. Royalty fees are based on a percentage of sales and are recorded as revenue as the fees are earned and become receivable from the franchise owner. Lease income is recognized in the period earned, which generally coincides with the period the expense is due to the master leaseholder, if a sublease.

Consideration for franchise and development fees that are received in advance of being earned are included as unearned franchise and development fees in the consolidated balance sheets. For fees paid on an installment basis that have otherwise been earned, recognition of revenue is deferred until collectability is certain.

Franchise fees are recognized as revenue when all material services or conditions relating to the sale have been substantially performed or satisfied by us, which is typically when a new franchise store begins operations, or on the commencement date of the successive franchise agreement. Development fees for the right to develop stores in specific geographic areas are recognized as revenue when all material services or conditions relating to the sale have been substantially performed, which is typically when the first franchise store begins operations in the development area. Development fees determined based on the number of stores to open in an area are deferred and recognized on a pro rata basis after individual franchise agreements are executed for the stores subject to the development agreements and the stores begin operations.

We commenced a system-wide gift card program in 2010 and recognize revenues from gift cards when the gift card is redeemed by a customer. When the likelihood of a gift card being redeemed by a customer is determined to be remote (“gift card breakage”), the value of the unredeemed gift card is recognized by us as revenue. We determine the gift card breakage rate based upon company-specific historical redemption patterns and have not recognized any breakage to date due to a lack of historical experience.

Accounts and notes receivable. Accounts receivable consist primarily of (a) amounts due from franchise owners for continuing fees that are collected weekly, (b) receivables for supply chain vendor rebates, (c) subleased retail rents and (d) other miscellaneous receivables. Accounts receivable are stated net of an allowance for doubtful accounts determined by management through an evaluation of specific accounts, considering historical losses and existing economic conditions where relevant. Notes receivable consist primarily of amounts due from the sales of company-owned stores or specific equipment in training stores. Management reviews the notes receivable on a periodic basis and evaluates the creditworthiness and financial condition of the counterparty to determine the appropriate allowance, if any.

Goodwill and other intangible assets. Goodwill arises from business combinations and represents the excess of the purchase consideration transferred over the fair value of the net assets acquired, including identifiable intangible assets and liabilities assumed. The majority of our goodwill was generated upon our acquisition of our Predecessor in May 2010, though we have also recognized goodwill upon the acquisition of stores from franchise owners. Goodwill is assigned to reporting units for purposes of impairment testing.

We consider our trade name and trademark intangible assets to be indefinite-lived intangible assets. These assets were initially recognized in May 2010 upon our acquisition of our Predecessor. Our intangible assets that are not indefinite-lived include franchise relationships and reacquired franchise rights.

Goodwill and intangible assets determined to have an indefinite life are not amortized, but are tested for impairment annually, or more often if an event occurs or circumstances change that indicate an impairment might exist. Management evaluates indefinite-lived assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Intangible assets with finite lives are amortized over the estimated useful lives on a straight-line basis and tested for impairment together with long-lived assets.

In performing our annual goodwill impairment test, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is not “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not, we perform the two-step quantitative goodwill impairment test. Under the two-step quantitative goodwill impairment test, the fair value of the reporting unit is compared to its respective carrying amount, including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to determine the amount of the impairment. Both the qualitative and quantitative assessments are completed separately with respect to the goodwill of each of our reporting units. We review goodwill for impairment annually, as of the first day of our fourth fiscal quarter, or more frequently if indicators of impairment exist. We can bypass the qualitative assessment and move directly to the quantitative assessment for any reporting unit in any period and can elect to resume performing the qualitative assessment in any subsequent period. Management has concluded that none of its reporting units with a material amount of goodwill are at risk for failing step one of the quantitative assessment.

In performing our annual impairment test for indefinite-lived intangible assets, we first assess qualitatively whether it is more likely than not that the indefinite-lived intangible asset is impaired, thus necessitating a quantitative impairment test. We do not calculate the fair value of an indefinite-lived asset and perform the quantitative test unless we determine that it is more likely than not that the asset is impaired. We review indefinite-lived intangible assets for impairment annually, as of the first day of our fourth fiscal quarter, or more frequently if indicators of impairment exist. We can bypass the qualitative assessment and move directly to the quantitative assessment for any indefinite-lived intangible asset in any period and can elect to resume performing the qualitative assessment in any subsequent period.

Impairment of long-lived assets. Long-lived assets are evaluated for recoverability of the carrying amount whenever events and circumstances indicate the carrying amount of an asset may not be fully recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results (such as two years of comparable store sales decrease or two years of negative operating cash flows), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Typically, long-lived assets relating to company-owned stores are tested for impairment at an individual store level and long-lived assets relating to franchised operations are tested for impairment at each segment level. If the carrying amount of an asset group exceeds the estimated, undiscounted future cash flows expected to be generated by the asset, then an impairment charge is recognized to the extent the carrying amount exceeds the asset group’s fair value. In determining fair value, management considers current results, trends, future prospects and other economic factors.

Income taxes. We account for income taxes using the asset and liability approach. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and the tax basis of assets and liabilities at the applicable tax rates. A valuation allowance is recorded against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The impact of uncertain tax positions would be recorded in the consolidated financial statements only after determining a more likely than not probability that the uncertain tax positions would withstand an examination by tax authorities based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As facts and circumstances change, management reassesses these probabilities and would record any changes in the financial statements as appropriate. As of December 30, 2013, December 31, 2012 and January 2, 2012, we recognized no uncertain tax positions or any accrued interest and penalties associated with uncertain tax positions.

Advertising and marketing costs. We expense media development costs when the advertisement is first aired. All other advertising costs, including contributions to other local and regional advertising programs are expensed when incurred. These costs are included in store operating costs or selling, general and administrative expenses based on the nature of the advertising and marketing costs incurred.

Franchise and company-owned stores in the United States contribute to an advertising fund that we manage on behalf of these stores. In addition, certain supply chain vendors contribute to the advertising fund. Under our franchise agreements and other agreements, the contributions received must be spent on marketing, creative efforts, media support, or other related purposes specified in the agreements and result in no profit recognized. The expenditures are primarily amounts paid to third parties, but may also include personnel expenses and allocated costs. In accordance with ASC Subtopic 952-605-25, contributions to the advertising fund are netted against the related expense. At each reporting date, to the extent that contributions exceed expenditures on a cumulative basis, the excess contributions to the advertising fund are accounted for as a deferred liability and are recorded in accrued expenses in the consolidated balance sheets. If expenditures exceed contributions on a cumulative basis, the excess is recorded as an expense within selling, general, and administrative expenses. Previously recognized expenses may be recovered if subsequent contributions exceed expenditures.

Share-based Compensation. Our accounting policy and estimate of fair values related to share-based compensation are as follows:

Share-based Compensation Expense. Under the Amended 2010 Management Incentive Plan, we sold restricted and unvested common stock to certain employees. Purchased restricted common stock vests with the achievement of a time vesting or a performance vesting condition. Compensation expense relating to the restricted common stock with time vesting conditions is recognized as the portion of the grant date fair value that exceeds the purchase price and is ultimately expected to vest. This expense is recognized over the requisite service period, typically the vesting period, utilizing the straight-line attribution method. No compensation expense was recognized relating to the restricted common stock with performance vesting conditions as it was not yet probable for us to meet the performance vesting conditions. In addition, we have sold unrestricted common stock and Preferred Shares to certain employees and recognized as compensation expense the portion of the fair value that exceeds the purchase price on the issue date. Total compensation costs recognized in connection with our restricted common stock, unrestricted common stock and Preferred Shares during 2013, 2012 and 2011 were $61,000, $91,000 and $65,000, respectively.

Valuation of Common Stock and Preferred Shares. We obtained a valuation of our common stock and Preferred Shares from a third party valuation firm. The valuation of our company’s common stock and Preferred Shares was based on the principles of option-pricing theory. This approach is based on modeling the value of the various components of an entity’s capital structure as a series of call options on the proceeds expected from the sale of the entity or the liquidation of its assets at some future date. Specifically, each of the common stock and Preferred Shares is modeled as a call option on the aggregate value of our company with an exercise price equal to the liquidation preferences of the more senior securities. In estimating the fair value of the aggregate value of our company, we considered both the income approach and the market approach.

The key inputs required calculating the value of the common stock and Preferred Shares using the option-pricing model included the risk free rate, the volatility of the underlying assets, and the estimated time until a liquidation event. We applied a marketability discount to the value of common stock and Preferred Shares based on facts and circumstances at each valuation date. On July 1, 2013, we began to apply a probability weighted expected return method, where equity values were calculated using an option pricing model under an IPO and non-IPO scenarios and each value was weighted based on estimated probability of occurrence. As of December 30, 2013, our most recent valuation date, 80% weight was applied to an IPO scenario and the fair value of shares of our common stock, Series A Preferred Shares and Series B Preferred Shares was estimated to be $26.80 per share, $24.21 per share and $29.00 per share, respectively. For further detail, see Note 17, Share-based Compensation, in the notes to the consolidated financial statements included elsewhere in this prospectus.

Common stock and Preferred Shares Subject to Put Options. In July 2011, we entered into a stock repurchase and put option agreement with an executive officer, pursuant to which the executive officer has the right and option to have us repurchase 74,491 shares of unrestricted Series A Preferred Stock and 41,075 shares of unrestricted common stock, which the employee previously acquired at fair value, at a redemption value on December 31 of any given calendar year following December 31, 2011 (“Put Option”) after a certain condition is met. In December 2012, the Put Option became exercisable.

The redemption value is defined as the greatest of (i) the fair market value (which includes the amount of accrued dividends on the unrestricted Series A Preferred Stock) as of the repurchase date as determined by the Board, (ii) $2.8 million plus the accrued dividends on the unrestricted Series A Preferred Stock, or (iii) only in the event that the executive officer no longer serves on the Board, the value (which includes the amount of accrued dividends on the Series A Preferred Stock) determined in connection with the most recent valuation performed by us.

The Put Option was considered compensatory in nature as it was entered into in conjunction with an employment agreement modification. Because the Put Option was contained in the terms of the shares, it was determined to not be a freestanding instrument. The Put Option, with a minimum redemption value of $2.8 million plus accrued dividends on the Series A Preferred Stock, allowed the employee to avoid bearing the full risks and rewards that are normally associated with equity ownership. The combined shares and Put Option were evaluated in accordance with ASC Topic 718 and determined to be a liability-classified instrument on the date the Put Option was granted to the employee. Subsequent changes to the combined fair value of the shares and embedded Put Option were recorded as compensation expense. On December 30, 2013, the Put Option was terminated.

We recognized related stock-based compensation expenses of $785,000, $1.0 million and $1.1 million for fiscal years 2013, 2012 and 2011, respectively.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We have availed ourselves of the reduced reporting obligations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we plan to comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to present either on the face of the statement where net income is presented or in the notes to the financial statements, significant amounts reclassified out of accumulated other comprehensive income (loss) by the respective line items of net income. We adopted ASU2013-02 effective January 1, 2013. The adoption concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which prescribes that an unrecognized tax benefit or a portion of an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar loss, or a tax credit carryforward, except in certain cases where the unrecognized tax benefit should be presented as a liability and should not be combined with deferred tax assets. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. This update should be applied prospectively to all unrecognized tax benefits that exist at the effective date, with retrospective application permitted. We do not believe that adoption of this update will have a material impact on the consolidated financial statements.

BUSINESS

Our Company

Create. Take. Bake.

Papa Murphy’s is a high-growth franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States. We were founded in 1981 and have grown our footprint to a total of 1,418 system-wide stores as of December 30, 2013, more than 20 times the stores of our nearest Take ‘N’ Bake pizza restaurant competitor. The Papa Murphy’s experience is different from traditional pizza restaurants. Our customers:

■	CREATE their fresh customized pizza with high-quality ingredients in our stores or online;

■	TAKE their fresh pizza home; and

■	BAKE their pizza fresh in their ovens, at their convenience, for a home-cooked meal served hot.

We have been repeatedly rated the #1 pizza chain in the United States by multiple third-party consumer studies. In 2014, 2013, 2012 and 2011, we were rated the #1 pizza chain overall by Nation’s Restaurant News and in 2012, 2011 and 2010, we were rated the #1 chain pizza chain by Zagat. Compared to broader restaurant chain competition, we were also recognized by Technomic in 2013 as the #1 chain overall among all restaurants and all food categories, by Nation’s Restaurant News in 2013 and 2012 as one of the Top 5 Overall limited service restaurant chains across all food categories, and by Zagat in 2012 as one of the Top 5 Overall fast food chains across all food categories. For fiscal years 2013 and 2012 we had total revenues of $80.5 million and $66.9 million, respectively, net loss of $(2.6) million and $(2.1) million, respectively, and Adjusted EBITDA of $24.4 million and $22.1 million, respectively. For a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net loss, see “Summary—Summary Historical Consolidated Financial and Other Data.”

We believe our leading consumer ratings are due to the broad appeal of our concept. However, we actively target mothers and families looking to solve the “dinnertime dilemma” of providing their family with a high-quality, home-cooked meal, without investing significant time or money. We believe that our target customer values the focus on freshness and quality that differentiates the Papa Murphy’s pizza-making process:

■	We make our dough fresh in each store, starting with flour, water and yeast;

■	We grate our cheese daily from blocks of 100% whole-milk mozzarella cheese;

■	We slice fresh, never-frozen vegetables by hand;

■	We feature specialty, premium ingredients like artichoke hearts, sun-dried tomatoes, feta cheese and fresh spinach;

■	We use only high-quality meats with no added fillers; and

■	We use no trans-fats.

Additionally, our guidelines provide that all pizza dough must be used to make pizzas within 72 hours of preparation and we recommend our customers bake their pizza within 24 hours of preparation, resulting in a fresh pizza for our customers.

Our store model is also different from many other restaurant models. Because our stores do not have pizza ovens, venting hoods, freezers or dining areas and average 1,400 square feet in size, they require a lower capital investment than traditional pizza, limited service or fast casual restaurants. We also have lower operating costs than traditional pizza, limited service or fast casual restaurants because our stores do not require the hiring of delivery drivers or wait staff. Further, the simplicity of our operations and our shorter opening hours (typically 11:00 a.m. to 9:00 p.m.) are attractive to potential and current franchise owners and allow them to focus on making fresh, high-quality food for our customers.

As of December 30, 2013, our store base was 95.1% franchised, offering us strategic and financial benefits. Our franchise business model enables us to focus our company resources on menu innovation, marketing, franchise owner training and operations support and other initiatives to drive the overall success of our brand. Our franchise business model also allows us to grow our store base and brand awareness with limited corporate capital investment. As a result, our business model is designed to provide us with high operating margins, low capital expenditures, negative working capital and high operating cash flows.

As of December 30, 2013, we had 1,418 system-wide stores, consisting of 1,349 franchise and 69 company-owned stores, located in 38 states, Canada and the United Arab Emirates. We have increased our total store count 68.6% from 2004 to 2013. We currently have a strong new store pipeline and our franchise owners opened 98 stores in 2013, which represents a 27.3% increase in franchise store openings over the prior fiscal year. We have also experienced steady increases in our system-wide sales. From 2004 to 2013, our system-wide sales increased from $385.9 million to $785.6 million.

Total Stores at End of Period

System-wide Sales

We have experienced strong comparable store sales, revenue and Adjusted EBITDA growth. Our stores have generated positive comparable store sales growth in 35 out of the last 40 quarters through the end of fiscal year 2013, averaging approximately 4% throughout the last ten years. From fiscal year 2009 to fiscal year 2013, our total revenues increased from $54.1 million to $80.5 million, and Adjusted EBITDA increased from $16.5 million to $24.4 million. In fiscal year 2009, we had net income of $4.5 million compared to a net loss of $(2.6) million in fiscal year 2013.

Our Competitive Strengths

Fresh Made. Fresh Baked. Love at 425°.

We believe we benefit from the following competitive strengths:

High-Quality Pizza at an Attractive Value. We were founded on the following core values —Great Quality, Great Value, Great Customer Service—and we strive to deliver on these values every day. We believe the manner in which we deliver these values to our customers provide a strong foundation for growth.

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Great Quality. We have continually focused on quality over the past 33 years, and we believe customers can taste the difference in our food. Unlike some of our national pizza chain competitors, we do not use frozen dough or pre-shredded, pre-packaged or frozen cheese. Our dough is made from scratch daily, and our pizzas are made with high-quality ingredients, including: (i) 100% whole-milk block mozzarella cheese grated in-store; (ii) a variety of sauces including traditional red sauce made from California tomatoes; (iii) fresh, never-frozen vegetables that are chopped by hand daily; (iv) high-quality meat with no added fillers; and (v) specialty toppings such as artichoke hearts, feta cheese, Italian salami, zucchini, sun-dried tomatoes and fresh spinach. Our menu offers customers a variety of original, thin crust and stuffed pizzas as well as the ability to create a customized pizza from a broad selection of crust, sauce and topping combinations. We were ranked #1 in Food Quality, Freshness of Food and Taste and Flavor of Food in numerous customer surveys, including Technomic in 2013 and NPD CREST in 2013, 2012, 2011 and 2010. We were ranked #1 in Food Quality among the top five pizza chains (as measured by number of stores and sales) in 2014, 2013, 2012 and 2011 by Nation’s Restaurant News.

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Great Value. We offer a high-quality pizza at a value price point. We were ranked #1 in the pizza value category by Nation’s Restaurant News in 2013, 2012 and 2011, and we were ranked the #1 limited service restaurant chain for value by Technomic in 2013. In 2013, our average transaction size was approximately $16, but because our pizzas serve more than one person, our average check per person was $5.39. We believe this is one of the lowest average checks per person among national pizza chains. Additionally, the Take ‘N’ Bake experience eliminates the need for tipping and delivery fees.

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Great Customer Service. We offer our customers a consistent and convenient experience where they are able to create their customized pizza. We train our store crews to greet each customer, to promote the latest new product offers or promotions and to assist each customer in choosing the combination of fresh made pizzas or side items that complete their meal. Our pizzas are made fresh, and our customers can follow their pizza as it is made to order right in front of them. While we do offer pizzas with suggested pre-selected toppings, many pizzas sold in our stores are customized. We provide a fast and friendly in-store experience, with an average in-store service time of approximately four minutes. We were ranked #1 among all pizza chains in Fast and Efficient Service, Cleanliness, Likelihood to Return and Overall Customer Experience by numerous customer surveys including Technomic in 2013, NPD CREST in 2013, 2012, 2011 and 2010 and Empathica in 2013. We were ranked #1 in Service, Likelihood to Return and Likelihood to Recommend among the top five pizza chains (as measured by number of stores and sales) in 2014, 2013, 2012 and 2011 by Nation’s Restaurant News.

Top-Rated, Award-Winning Pizza Chain. We have consistently been rated consumers’ #1 pizza chain and ranked among the top restaurant chains overall in the United States in third-party consumer studies.

■	Zagat National Restaurant Chain Survey

–	#1 Rated Pizza Chain in 2012, 2011 and 2010

–	Top 5 U.S. Fast Food Chain (all fast food categories, less than 5,000 locations) in 2012 (#2 Top Service and Top Food), 2011 (#3 Top Service and Top Food) and 2010 (#4 Overall)

■	Technomic 2013 Consumer Restaurant Brand Metrics Study

–	#1 Chain Overall, among all restaurants and food categories surveyed

–	#1 Pizza/Italian Chain

■	Nation’s Restaurant News Consumer Picks Survey

–	#1 Pizza/Italian Chain in 2014, 2013, 2012 and 2011

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#1 ranking among the top five pizza chains (as measured by number of stores and sales) in 2014 in 10 out of 11 categories and #1 ranking in 2013 and 2012 in 10 out of 11 categories, such as Food Quality, Service, Likely to Recommend and Likely to Return

–	Top Overall Limited Services Restaurant Chain in 2013 (#3), 2012 (#2) and 2011 (#1)

■	NPD CREST Customer Survey

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#1 Pizza Chain in 2013, 2012, 2011 and 2010 in (i) Taste and Flavor of Food; (ii) Quality of Food; (iii) Freshness of Food; (iv) Fast and Efficient Service; (v) Likelihood to Recommend; and (vi) Overall Customer Experience

■	Empathica 2013 Quick Service Restaurant Benchmark Study

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#1 Pizza/Pasta Chain in (i) Overall Customer Delight; (ii) Overall Customer Satisfaction; (iii) Good Value for What Customers Paid; (iv) Customer Likelihood to Revisit; and (v) Customer Likelihood to Recommend

–	Top Carryout Pizza Chain

Loyal Customer Base. We have developed a loyal and diverse customer base that values (i) our ability to create a fresh, customized pizza; (ii) our high-quality ingredients; (iii) our fast and friendly in-store service; (iv) our bake-at-home convenience and (v) our attractive price points. We believe our leading consumer ratings and success across a national footprint can be attributed to the broad appeal of our Take ‘N’ Bake concept, which resonates with both families and single adults and attracts both female and male customers across all ages, demographics and income levels. While we believe our concept has broad appeal, we actively target mothers and families looking to solve the “dinnertime dilemma” of providing a fresh, home-cooked meal for their family without investing significant time or money. We believe this core target customer is more loyal and seeks a higher-quality pizza. As shown in research conducted by Nation’s Restaurant News, our customers are significantly more likely to recommend Papa Murphy’s as well as more likely to return to Papa Murphy’s stores than the top five pizza chains (as measured by number of stores and sales).

2014 Likely To Recommend	2014 Likely To Return

We believe our Take ‘N’ Bake pizza business model encourages stronger emotional connections with our core target of moms and dads because we give them a fresh, high-quality solution that’s easy to create, affordable and makes their families happy. The active role of ordering and watching the pizza being built gives customers a feeling of ownership: instead of “a pizza,” it becomes “my pizza.”

Franchised Business Model Provides Platform for Growth. As of December 30, 2013, our store base was 95.1% franchised, allowing us to focus on brand differentiation and product innovation while our franchise owners are responsible for day-to-day management with operational guidance from us. The growth of our brand requires limited financial investment by us, given that new store development and substantially all of our store advertising costs are funded by franchise owners. Consequently, our business model is designed to generate significant operating cash flows and an attractive return on assets. As a franchised model, we generate a significant portion of our revenues from ongoing royalties based on a percentage of net sales at franchise stores and fees paid to us by franchise owners opening new stores and renewing expiring franchise agreements, which collectively represented 51.2% of our total revenues for 2013. These royalties and fees provide us with consistent and diverse cash flow. Further, our franchise model minimizes our direct exposure to changes in commodity and other operating costs that may impact our company-owned stores, which represented 48.6% of our total revenues in 2013.

We strive to be the partner of choice for both individual family owner/operators and sophisticated franchise organizations because we understand that our franchise owners ultimately drive the success of our business., our concept provides franchise owners access to financing sources, including loans guaranteed by the SBA.

Strategic Company-Owned Store Ownership and Execution. Strategic investment in our company-owned store base allows us to take a leadership role in executing brand initiatives, testing new products, training new employees and new franchise owners, and implementing operational improvements, all of which are focused on increasing revenue and profitability. We believe our direct involvement in store-level operations better aligns our interests with our franchise owners’ and demonstrates our commitment to franchise owner success. We believe that success in our company-owned stores allows us to demonstrate the potential of our brand and the impact of our growth initiatives to franchise owners. Additionally, we believe our company-owned stores serve as an important training ground for the development of future leaders within our organization.

Efficient Operating Model Generates Attractive Store-Level Economics. We believe our Take ‘N’ Bake model is efficient and offers franchise owners operating advantages that differentiate us from other restaurant concepts. Our stores (i) do not require ovens, freezers or other expensive cooking equipment because our customers bake their customized pizzas at home; (ii) do not offer delivery, thereby reducing operational complexity for franchise owners and their employees; (iii) maintain shorter opening hours (typically 11:00 a.m. to 9:00 p.m.) that are attractive to franchise owners and their employees; (iv) require fewer employees on duty during each shift as compared to most other franchise restaurant concepts, thereby resulting in lower labor costs; and (v) do not require dining areas, thereby resulting in lower occupancy and operating costs. We believe our simple, low cost operations create the opportunity for higher margins and attractive returns for franchise owners. In 2011, we were named to Forbes’ list of Top Franchises for the Money, which we believe highlights the attractive investment opportunity we offer franchise owners.

As of December 30, 2013, a majority of our franchise owners owned one store, and approximately 75% owned one or two stores. We believe many of these owners operate and manage their stores themselves. For fiscal year 2012, our domestic franchise stores that had been open for at least one full year generated AWS of approximately $11,100 and generated a store-level EBITDA margin in excess of 15% after royalties and advertising but before the impact of manager/owner salary. Additionally, our stores have a low breakeven AWS, which we estimate to be less than half the system average. Our operating model requires a low initial capital expenditure on average of approximately $200,000 per store. In the first full fiscal year after a store has been open, we believe that our franchise owners can earn, on average, a cash-on-cash return of approximately 20% after royalties and advertising but before the impact of manager/owner salary. We believe the combination of our efficient operating model, low initial cash investment and attractive store economics has resulted in our ability to generate consistent new store growth from both new and existing franchise owners, as evidenced by over 570 net new store openings since 2004.

Sophisticated New Product Testing and Selection Procedures. We have invested in our new product innovation team and have implemented a rigorous product development process that we believe enables us to focus on products that have the most potential to increase new customer visits and drive sales growth. This process engages franchise owners in the early stages of product development to help identify demand and evaluate operational complexity. We conduct qualitative and quantitative review of new product ideas with customers. Based on these assessments, we test a limited set of products meeting certain criteria in a small set of stores and ultimately expand our market testing to a larger store set. We use an analytical toolset to evaluate market test performance, and we consider a system-wide roll-out of products that demonstrate positive results.

Experienced Management Team. Our strategic vision and culture are driven by our executive management team under the leadership of Mr. Ken Calwell, our Chief Executive Officer, Mr. Mark Hutchens, our Chief Financial Officer and Mr. John Barr, our Chairman. Mr. Calwell is an industry veteran with more than 28 years of relevant restaurant and food experience, including roles as the Chief Marketing Officer and Chief Food Innovation Officer at Wendy’s International, Chief Marketing Officer and Executive Vice President of Research Development at Domino’s Pizza and Senior Director of Marketing at Pizza Hut. Mark Hutchens has nearly 25 years of progressive financial leadership experience, with an extensive history in the restaurant and retail sector, including roles as the Vice President, Chief Financial Officer – International at Bloomin’ Brands, Inc., Senior Vice President, Controller and Chief Accounting Officer at Office Depot, Inc. and Assistant Treasurer – Corporate Finance at YUM! Brands, Inc. Our executive management team has over 140 years of combined operational experience at restaurant chains, franchisors and large corporations including Domino’s Pizza, Donatos, McDonald’s, Pizza Hut, Potbelly Sandwich Works, Starbucks, Wendy’s, Penske and Quaker State. Our executive management team has a deep understanding of our concept, averaging approximately seven years with our Company. Mr. Calwell and Mr. Barr have built a team with significant talent in new product development, brand marketing, franchise development and operations, which we believe positions us well for continued long-term growth.

Our Growth Strategies

Our growth strategy has four key components: (i) opening new stores in existing and new markets; (ii) increasing system-wide comparable store sales; (iii) supporting operational improvement of our system-wide stores; and (iv) improving our profitability by leveraging our scale and infrastructure. We believe that the successful implementation of these components will support our growth and profitability.

Open Stores in Existing and New Markets. As of December 30, 2013, we had 1,396 stores in the United States, and we believe there are significant development opportunities remaining in the United States and select international markets. We estimate our total store potential in the United States is approximately 4,500 stores, including approximately 2,500 new stores in our existing markets.

We believe our significant unit growth potential, attractive store economics and the simplicity of our store operations will continue to attract new franchise owners and encourage existing franchise owners to expand their current footprint. Our ability to execute against this component of our growth strategy is supported by changes made over the last two years in our new store development team, an increased development marketing budget and a redesigned store prototype. We believe these changes will enhance our ability to accelerate new store openings and further improve unit economics. We expect the majority of our expansion will result from new franchise store openings. Our franchise owners opened 98 stores in 2013. We expect our franchise owners to open at least 105 stores in 2014. We also plan to strategically expand our company-owned store base in select markets. Our new store strategy consists of the following:

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Accelerate Growth in Existing Markets. We believe there is a significant near-term growth opportunity in our existing markets. We intend to focus on further developing our core markets in the West and Midwest, while expanding our store density in existing but less-penetrated developing markets in the South and East. Historically, new stores in existing markets tend to generate higher average unit volumes as markets become more penetrated. As a result, we expect to focus the majority of our near-term new store development in existing markets.

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Pursue Growth in New Markets. We have historically proven our ability to expand into new markets, as evidence by the success of our stores in numerous markets across the United States. As we expand our footprint into new markets, we will continue to leverage our brand awareness and well-developed store support infrastructure to enhance new store performance and increase store density in these markets. Additionally, we are in the early stages of international expansion, which we believe represents a long-term growth opportunity. We currently have a 10-year master franchise agreement in Canada, with 18 stores open as of December 30, 2013, as well as a recent 20-year master franchise agreement to open up to 100 franchise stores in the Middle East, with four stores open as of December 30, 2013.

Supporting Operational Improvement of Our System-wide Stores. We believe that operational proficiency at our franchise and company-owned stores increases customer satisfaction and store-level profitability and is an integral element of our business. We use technology, scoring methods and other programs to enhance operational performance.

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Significant Technology Implementation. We and our franchise owners have made a meaningful investment in point-of-sale technology with over 800 stores having installed the system as of December 30, 2013. We believe that point-of-sale is the foundational investment for improving store-level sales and profitability through increased speed of service, improved food cost management and better cash management. We also have initiated testing an online ordering platform that integrates with the point-of-sale system to drive sales growth and to improve customer service. We believe these investments position our system well for future implementation of consumer engagement technologies.

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Operational Performance Tracking and Standards. We believe that store-level execution is critical to delivering a great customer experience. To improve our operational standards we established a set of metrics for tracking operational performance and customer service. The program assesses stores on key measures including speed of service, cleanliness, customer satisfaction, food cost management and transaction-building. This program provides a means to identify opportunities for continual improvement at the store-level, and our operations support team works with franchise owners and their crews to leverage best practices against areas for improvement. Since we began implementing these procedures over the past two years, we have observed improved scores across the system as well as a correlation between operational improvement and sales growth.

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Targeted Programs to Improve Store Profitability. We implement targeted programs designed to improve store profitability, accelerate development in certain markets or assist underperforming stores or markets, among others. For example, these programs may direct incremental marketing dollars to certain markets to help drive awareness, trial and repeat visits as markets grow toward media efficiency.

Increase System-wide Comparable Store Sales. We intend to increase comparable store sales by attracting new customers, converting first-time customers into repeat and loyal users and increasing average transaction sizes. While the short-term benefit of increasing comparable store sales is an increase in franchise royalties and company store revenues, it also provides the significant long-term benefit of improved franchise owner profitability, which we believe will contribute to future store growth.

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Attract New Customers. We will continue to invest in our brand to further grow customer awareness, build customer loyalty and educate the marketplace on the benefits of Take ‘N’ Bake pizza. As our franchise store base continues to grow and we further penetrate our markets, we will be able to use increased marketing funds to expand our brand recognition through a combination of traditional print and television advertising and through social media.

New product development is another tool for attracting customers to our stores. The recent roll-out of our Focus 5 menu strategy is designed to broaden our customer appeal by offering a variety of fresh, high-quality products utilizing our high-quality ingredients. Our Focus 5 menu strategy offers price points ranging from our FAVES line, generally marketed for $5 per pizza, to our Stuffed line of pizzas, generally marketed for $15 per pizza. Our FAVES line of pizzas consists of three simple pizza classics at attractive price points. We began testing the FAVES line of pizzas in November 2012 and rolled out nationally in December 2013. We believe the introduction of this option has helped increase transactions and comparable store sales growth. Our Fresh Pan Pizza is a new product at a higher price point that features a fresh, thicker, buttery crust that attracts new customers who prefer a thicker pan-style crust. We began testing the Fresh Pan Pizza in October 2013 and rolled out nationally in February 2014. For a premium price, we also offer gourmet toppings not typically available at large pizza chains such as artichoke hearts, sun-dried tomatoes, feta cheese and fresh spinach. We believe this balanced approach to menu innovation attracts a broader base of customers, drives new customer trial and increases brand loyalty.

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Increase Customer Frequency. We focus on converting first-time users into repeat customers and providing loyal customers with reasons to use our brand more frequently. We believe the high quality of our ingredients, our customizable menu and the opportunity for families to provide a home-cooked meal keep customers dedicated to our brand.

We believe that providing a fast and friendly in-store experience drives customer frequency. Our Take ‘N’ Bake concept allows our employees to focus on providing personal service to every customer rather than rushing customer interactions or prioritizing incoming phone delivery orders. We also recently introduced online ordering, which will provide an additional convenience to our customers. In tests in approximately 300 stores during the first nine months of 2013, our online channel resulted in increases in customer frequency and average transaction size. We are also in the early stages of testing a store remodel program, which we believe will enhance our customer experience and drive customer frequency.

In addition, in the past we have made media investments to drive repeat visits with a focus on limited time only product offers and promotions. Recent offers and promotions such as our Taco Grande Pizza and Greek Pepperoni Pizza have generated strong customer interest, which we believe resulted in increases in transactions, the average transaction size and customer frequency.

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Increase Transaction Size. Over the past year, we have focused our training and support teams on improving up-sell strategies to drive incremental revenue per transaction. Papa Murphy’s features both large, 14” pizzas that serve two to three people and family size, 16” pizzas that serve four to six people. Our store crews are trained to upsell customers from the large to the family size—approximately 30% more pizza for an incremental charge of approximately $2, which we believe is a great value for the customer. We also present in-store messaging of “meal deals” where a customer can purchase a pizza with either a side item and two liter beverage or two side items for a bundle discount.

We are also leveraging our new product innovation capabilities to drive higher revenue per transaction. For example, our Fresh Pan Pizza is marketed at a price above our regular menu items, demonstrating the potential for increasing our average transaction size. We believe we have other pricing opportunities for gourmet products already found on our menu and plan to thoughtfully test opportunities to re-position these products to better align with customer value perceptions. We are also leveraging our supplier networks to help us expand our line of sides, salads and desserts.

Improve Profitability and Leverage Our Infrastructure. Through opening stores in existing and new markets and increasing system-wide comparable store sales, we believe we will increase our revenues and Adjusted EBITDA. With 1,396 stores across the United States and 548 domestic franchise owners as of December 30, 2013 we believe we have an established infrastructure to support future growth. We plan to continue to invest strategically in this infrastructure. Our teams located across the country provide support to our franchise owners and company-owned stores in operations, store technology, training, marketing, new store development and other areas. Therefore, as we continue to grow our store base and increase sales, we believe our general and administrative expenses will increase at a lower rate than our revenues, and we will be able to realize certain benefits from economies of scale.

Our Industry

Take ‘N’ Bake pizza is a fast-growing segment of the LSR pizza category. We are the market leader in the Take ‘N’ Bake segment with more than 20 times the number of stores of our next closest Take ‘N’ Bake competitor in the United States. In addition, we are the only national Take ‘N’ Bake LSR pizza chain.

With system-wide sales of $786 million in fiscal year 2013, we are the fifth largest pizza chain in the United States as measured by system-wide sales and total number of stores. Mintel estimates that the pizza restaurant market grew from $32 billion in 2007 to $38 billion in 2012 and will grow to $44 billion in 2017. We believe the pizza restaurant market is an attractive category due to its size and growth, as well as its fragmented competitive landscape. The top five pizza chains accounted for only 40.8% of category sales in 2012, which provides the potential to take share from smaller pizza chains and independent pizza operators.

Our Stores

Our stores are designed to highlight our high-quality pizza and to reinforce the key attributes of our brand. For example, each of our stores has a mixer used to create our fresh dough, and in our newest stores, the mixer is located in the front of the store to reinforce that our dough is made fresh in the store every day. Our stores are designed to maximize the customer’s interaction with our friendly team members. Additionally our side items are contained in a display case for the customers to see as they are waiting in the lobby.

We focus on showcasing our high-quality ingredients in a way that makes ordering simple and fast. Our store features a food-forward, easy-to-use make line that facilitates interactive ordering, where store crew members create pizzas in front of the customer. Our pizzas are made fresh to order, and our customers can follow their pizza as it is made right in front of them. Our high-quality ingredients are on display on our make lines so customers can see the quality of the sauce, cheese and our toppings. We then wrap our pizzas in clear cellophane instead of in a box, to let the quality show, and our store crew members hand over the pizza to the customer and explain home baking instructions. We believe the value of our pizzas is evident in its weight and the visibility of the ingredients.

Our Menu Offerings. We serve large, 14” pizzas that serve two to three people and family size, 16” pizzas that serve four to six people. Our menu offers customers a variety of original, thin crust and stuffed pizzas as well as the ability to create a customized pizza from a broad selection of crust, sauce and topping combinations. We offer the following options:

■	Signature pizzas: include classic combinations and some unique twists on the classics;

■	deLite pizzas: thin crust, gourmet combination offerings with 25% less fat, 35% fewer calories than our Signature pizzas;

■	Stuffed pizzas: two-layer, four-pound pizzas with meats and vegetables stuffed in two layers of dough;

■	“C.Y.O.,” or Create Your Own pizza: customer selection of original or thin crust, one of our sauces and any combination of our cheese, meat and vegetable toppings;

■	FAVES: consists of three simple pizza classics offered at attractive value price points at all of our stores; and

■	Fresh Pan Pizza: features a fresh, thicker, buttery crust offered at a higher price point.

Properties

Our stores are typically located in neighborhood shopping centers, and the average store size is approximately 1,400 square feet. As of December 30, 2013, we and our franchise owners operated 1,418 stores with 1,396 in 38 states, 18 stores in Canada and four stores in the Middle East. Our principal executive office is located at 8000 NE Parkway Drive, Suite 350, Vancouver, WA 98662. We lease the property for this principal executive office and our 69 company-owned stores. Our franchise stores are situated on real property owned by franchise owners or leased directly by franchise owners from third-party landlords.

The map and chart below show the locations of our franchise and company-owned stores in the United States as of December 30, 2013.

	FRANCHISE STORES	COMPANY-OWNED STORES	TOTAL
Alabama	13	—	13
Alaska	11	—	11
Arizona	49	—	49
Arkansas	12	—	12
California	166	—	166
Colorado	48	24	72
Florida	20	—	20
Georgia	4	—	4
Idaho	23	8	31
Illinois	22	—	22
Indiana	44	—	44
Iowa	38	—	38
Kansas	39	—	39
Kentucky	19	—	19
Louisiana	13	—	13
Maryland	3	—	3
Michigan	8	7	15
Minnesota	78	13	91
Mississippi	1	—	1
Missouri	48	—	48
Montana	12	—	12
Nebraska	18	—	18
Nevada	24	—	24
New Mexico	12	6	18
North Carolina	15	—	15
North Dakota	11	—	11
Ohio	5	—	5
Oklahoma	23	—	23
Oregon	93	3	96
South Carolina	11	—	11
South Dakota	12	—	12
Texas	111	—	111
Tennessee	37	—	37
Utah	51	—	51
Virginia	2	—	2
Washington	137	5	142
Wisconsin	85	3	88
Wyoming	9	—	9

Total	1,327	69	1,396

Lease Arrangements. We lease the property for our company-owned stores. The typical store is located in a neighborhood-oriented shopping center. Lease terms for these stores are generally five years with one or more five-year renewal options, and generally require us to pay a proportionate share of real estate taxes, insurance, common area and other operating costs in addition to base or fixed rent.

New Domestic Development

Growth Opportunity

We believe there is significant growth opportunity in our existing markets. We intend to focus on further developing our core markets in the West and Midwest, while expanding our store density in existing but less penetrated developing markets in the South and East. Historically, new stores tend to generate higher AWS as markets become more penetrated. As a result, we expect to focus the majority of our near-term new store development in existing markets.

The following table details our per-capita penetration levels in U.S. regions.

REGION	NUMBER OF STATES/DISTRICT OF COLUMBIA	POPULATION	STORES	STORES PER MILLION PEOPLE
Existing Markets: Core	20	98,663,241	1,026	10.2
Existing Markets: Developing	18	154,692,567	370	2.3
New Markets	13	60,558,232	0	N/A

Note: Core markets include Alaska, Arizona, California, Colorado, Iowa, Idaho, Kansas, Minnesota, Missouri, Montana, North Dakota, Nebraska, New Mexico, Nevada, Oregon, South Dakota, Utah, Washington, Wisconsin and Wyoming. Store data as of December 30, 2013.

Source: U.S. Census Bureau, 2012 Population Estimate.

In 2011, we made significant upgrades to our new store development team and strategy in order to accelerate new store openings. We promoted a company veteran to Chief Development Officer, refocused development marketing resources toward target markets, and employed a two-pronged market approach which includes (i) backfilling existing markets to reach greater density and (ii) quickly ramping density in less penetrated markets outside of the core West and Midwest. Additionally, this new strategy is focused on recruiting and attracting new franchise owners while encouraging our existing owners to commit to building new stores. This new development strategy resulted in an increase in our franchise inquiry conversion rate, a decrease in cost per franchise sales for new stores and a record number of individual franchise sales in each of 2012 and 2013. Individual franchise sales accounted for 83.6% of our new franchise store openings in 2013, and franchise sales pursuant to Area Development Agreements described below in “—Franchise Overview—Franchise Agreements” accounted for the balance. The below chart shows our individual franchise sales since 2011.

Annual Individual Franchise Sales

Franchise Owner Development and Economics

We believe we have an attractive owner operator franchise model that has resulted in our ability to produce a strong track record of opening stores with new and existing franchise owners. Since 2004, our store base has grown by over 570 units, and as of December 30, 2013 our brand operated in over 135 DMAs. In 2013, 47 of our new stores were opened by first time franchise owners and 28 were opened by existing franchise owners, approximately 67% of which operated three stores or less. We believe many of our first time franchise owners were initially introduced to our concept as customers and view Papa Murphy’s as an opportunity to own and operate their own business. We believe Papa Murphy’s is an attractive investment opportunity for franchise owners because of our award winning brand, simple operating model and low initial investment.

The capital expenditures required to open a Papa Murphy’s store are, on average, approximately $200,000. In the first full fiscal year after a store has been open, we believe that our franchise owners can earn, on average, a cash-on-cash return of approximately 20% after royalties and advertising but before the impact of manager/owner salary. We believe this represents an attractive opportunity for ownership in the franchised restaurant sector. Furthermore, our track record of consistent store openings and a low annual closure rate, averaging 2.3% since 2007, provides franchise owners access to financing sources including SBA-guaranteed loans, which reduces their initial cash costs of ownership and enhances their returns on invested capital. Our low closure rate is partially attributable to our low breakeven sales volume, which for domestic stores we estimate to be an AWS of approximately $5,300 after royalties and advertising but before the impact of manager/owner salary.

Since 2007, new domestic stores have achieved an AWS in excess of $8,000, on average, within their first fiscal year of operations. AWS in any given year can be impacted by a variety of factors, including the mix of new stores opening in core, developing, and new markets or in high-AWS and low-AWS markets. AWS is also impacted by the level of media efficiency, pricing structure, and the competitive activity in the markets where the new stores open, our overall marketing plans, and the timing of opening, which is impacted by the seasonal nature of our sales cycle. Store AWS tends to grow as a result of customer education on the Take ‘N’ Bake concept, brand awareness, and marketing and media efficiency from increased store density.

The table below illustrates the increase in AWS that we target as we increase density in markets:

MARKET	KANSAS CITY				DALLAS/FORT WORTH				PHOENIX				DENVER				AUSTIN
FISCAL YEAR	2010	2011	2012	2013	2010	2011	2012	2013	2010	2011	2012	2013	2010	2011	2012	2013	2010	2011	2012	2013
AWS(1)	$8,971	$10,231	$11,527	$11,546	$7,546	$8,057	$8,304	$8,419	$7,234	$8,075	$8,749	$8,870	$9,712	$10,013	$10,919	$11,064	$8,410	$8,877	$9,513	$9,610
# of units	26	28	31	37	27	33	39	45	21	26	30	39	41	42	46	51	12	15	15	18

(1)	Includes only franchise and company-owned stores open for at least one full fiscal year.

Company-Owned Stores

Our company-owned stores represent a combination of stores opened by us and acquired from franchise owners. As of December 30, 2013, we had 69 company-owned stores. Our company-owned stores provide a base where we can test new initiatives, train new employees and new franchise owners, and demonstrate leadership to the franchise community.

We have more than doubled our company-owned store count from December 2010 to December 2013, largely through the acquisition of franchise stores. We will continue to evaluate various franchise stores as potential acquisition opportunities that allow us to generate an attractive return on invested capital. We will also continue to build new stores in markets where we are already currently operating stores.

Franchise Overview

Our franchise owners operated a total of 1,349 Papa Murphy’s stores in 38 states, Canada and the Middle East as of December 30, 2013. We set forth rigorous qualification criteria and training programs that adhere to strict operating standards for franchise owners. We work hard to ensure that every Papa Murphy’s franchise location meets the same quality and customer service benchmarks in order to preserve the consistency and reliability of the Papa Murphy’s brand.

We are dedicated to providing the tools our franchise owners need to succeed before, during and after a store opening, including assistance with site selection and development, training, operations and marketing support. Through our franchise support and development infrastructure and our rigorous screening process, we have successfully built a base of 559 franchise owners as of December 30, 2013, with an average store ownership of approximately 2.4 stores per franchise owner. As of December 30, 2013, a majority of our franchise owners owned one store, and approximately 75% owned one or two stores. We believe this highly diversified franchise owner base demonstrates the viability of our store concept across numerous types of owners and operators, limits our risk and provides an attractive base of owners with capacity to grow with our brand. We believe the strong relationships we have with our franchise system provide a strong platform for growth.

Franchise Agreements. For each franchise store, we enter into a franchise agreement stipulating a standard set of terms and conditions. The initial term of a franchise agreement generally is 10 years with five-year renewal options. The standard initial franchise fee for our stores is $25,000. This initial fee is paid in full at the time the franchise agreement is signed. A franchise fee allows an owner to open a single store at a specific location. Franchise owners also may purchase successive franchise terms of five years at the expiration of the initial franchise agreement term, and each successive term thereafter, generally for $7,500 per successive term, which provides us with an ongoing income stream. Existing franchise owners purchasing a second or additional store franchise incur a reduced fee of $15,000 for each unit. If franchise owners enter into an Area Development Agreement (“ADA”) for multiple stores in a region on a set schedule, they are required to pay a development fee equal to an initial franchise fee for the first store of $25,000 plus $5,000 for each store remaining to be opened as outlined in their ADA. As additional stores open under the ADA, area developers are charged an incremental $10,000 per store.

Under the standard franchise agreements, franchise owners are also required to pay an ongoing royalty fee of 5.0% of weekly net sales in order to use our registered trademarks and to benefit from corporate franchise support. At present, franchise owners contribute 2.0% of weekly net sales to a national advertising and development fund.

From time to time, we may enter into amendments to our standard franchise agreements as part of various limited incentive programs targeted to improve store growth, accelerate development in certain markets or assist underperforming stores in certain markets, among others. These amendments may include lower royalty fees for a period of time. For example, we granted royalty discounts to certain franchise owners that have lower than a specified AWS in relation to their investments in remodeling their stores. We also expect to test a program in a select market or markets that would provide certain underperforming stores the ability to pay us lower royalty fees, with the difference to be reinvested in local marketing. In addition, we may enter into amendments as part of sales initiatives, such as our Military Franchise Incentive Program, which provides lower royalty fees over the first three years of a new store franchise agreement signed by a qualified member of the U.S. military in active duty or a U.S. veteran that has been honorably discharged from the military.

We hold the right to terminate our arrangement with a franchise owner for a number of factors, including insolvency or bankruptcy, failure to operate his or her store according to our standards, understatement of sales, failure to pay fees, or material misrepresentations on an application for a franchise.

Franchise Owner Support

From the time the initial franchise agreement is executed, we ensure that our franchise owners begin their Papa Murphy’s career in a manner that we believe will foster success. Although Papa Murphy’s franchise owners are responsible for site selection, we provide essential guidance and assistance through the site searching and acquisition process, as well as in the design and construction phases.

Site Selection. Franchise owners are responsible for finding their own site, with guidance and approval from us. Standard specifications involve such factors as: (i) general location/neighborhood; (ii) traffic patterns; (iii) parking; (iv) size; and (v) proximity to competing businesses. Once a franchise owner completes a Site Submission Package, which should occur at least 20 days prior to the execution of a lease, our real estate managers will assess the prospective site and, if deemed appropriate, provide written approval to proceed with commencing negotiations around a lease or purchase agreement relating to the site. Throughout this negotiation process, members of our real estate team support the franchise owner.

Design and Construction. Once a site is approved, our construction project managers provide the franchise owner with construction education and design plans to ensure that the franchised location fits our standards and specifications. Once a lease is signed, we also help our franchise owners in: (i) identifying and selecting qualified contractors; (ii) submitting plans for necessary permits; (iii) reviewing bids and (iv) helping to negotiate the prices throughout construction and design. During the actual construction phase, our construction project managers also help the franchise owner in conducting pre-construction meetings and providing final punch list instructions prior to opening the store.

Training. We have a mandatory five-phase training program for new franchise owners and their managers, crafted to provide the technical and managerial skills necessary to prepare them for success. The rigorous program, can take at least five and a half weeks, and requires approximately 28 days or more of on-the-job training in an existing certified Papa Murphy’s store to be completed no less than four weeks prior to the franchise store’s opening. It covers a wide variety of topics, including: (i) pizza and product preparation, customer service and sales building; (ii) human resource management; (iii) payroll and (iv) cost management. We equip and support our franchise owners with the necessary tools to represent the brand and empower each franchise owner to run successful businesses that ultimately drive operating results. In addition to the initial franchise owner training, basic manager, advanced manager, shift supervisor and ServSafe (food safety) training programs are offered numerous times throughout the year at various field locations throughout the system.

System Standards and Operations Support. We have established stringent standards for franchise operations to protect and benefit the Papa Murphy’s brand and the franchise owners. These standards are clearly and thoroughly detailed for franchise owners through our detailed Operations Manual, which is given to franchise owners in training and amended periodically. Topics covered in our Operations Manual include, among other things: (i) maintenance of uniform standards of quality, taste and food appearance and (ii) maintenance of uniform quantities, volumes and types of food offered. Further, the Operations Manual contains lists of approved suppliers, recipes, menu requirements, accounting and bookkeeping methods, advertising requirements and public relations guidelines. We periodically provide refresher training programs, seminars and regional meetings which require the attendance and satisfactory completion by franchise owners and/or their managers. To further benefit the brand and ensure the success of the franchise owners, as of December 30, 2013, we had a field team of approximately 40 talented and seasoned operations professionals to support our franchise owners. This team leads the franchise owners through operational audits called QSCs (“Quality Service Cleanliness”). The operations team typically performs one QSC and one or two quick visits per store annually, as well as completed business reviews with each owner. We utilize a variety of tools, including QSCs, customer feedback scores, field visits, training classes, profit and loss statement reviews, evaluation of sales and transaction trends, costs of goods and labor, and speed of service, to identify and evaluate the strengths, weaknesses and development opportunities of franchise and company-owned stores. Our Market Leaders and Market Coaches accomplish this through regular visits with owners and weekly phone contact to discuss overall business trends and operations.

Point-of-Sale System and Online Ordering. The majority of our company-owned and franchise stores use a point-of-sale system supplied by a vendor selected by us (“PMI Enterprise Solution”). The PMI Enterprise Solution is specifically designed for the restaurant industry, and we and our franchise owners use this integrated restaurant-level technology solution for inventory and labor management and cash handling, allowing us and our franchise owners to better track point-of-sales data and the efficiency of stores. We began rolling out this PMI Enterprise Solution in our stores in 2009. As of December 30, 2013, 804 stores had installed the PMI Enterprise Solution, and we expect stores to continue converting to the new system. In our tests, existing stores that converted to the PMI Enterprise Solution experienced a 2.3% increase in comparable store sales growth versus a control group of existing stores that had not yet converted.

In 2013 we also began rolling out our new online ordering system to our franchise and company-owned stores in select markets. Stores that have implemented the new online ordering system have experienced an increase in transactions and average ticket value that has resulted in higher sales.

New Store Format. We recently developed an enhanced new store format for our system-wide stores with the help of a leading design firm. We leveraged our research about consumer preferences to design a contemporary store that highlights the high quality of our ingredients and clearly communicates the ability of our customers to customize their pizza. We have moved the mixer to the front of the store to highlight our fresh daily-made dough, and we have prominently presented the make line in the store to allow our customers to easily see the abundance of available high-quality ingredients and watch as their pizza is being made to their specifications. Additionally, the new “Murphy’s Market” displays our various additional items for sale and provides easy access for a customer to pick up items as they approach the register. Murphy’s Market also provides a platform for further expanding our offerings of sides and desserts in the future. We believe this unique new format will increase customer loyalty and drive repeat visits by reinforcing the strengths of the Papa Murphy’s brand.

The build-out cost of the new store format is in-line with the previous store format. The first store with the new store format opened in September 2013, and we expect to continue rolling out stores with the new format in the second fiscal quarter of 2014. We expect to remodel approximately ten company-owned stores in 2014 at an aggregate cost of approximately $1.2 million, or approximately $70,000-$200,000 per store, depending on if the store is relocating in connection with a remodel. We expect some of these stores to convert to the new store format in the third quarter of 2014 as part of the remodeling. Our franchise stores will continue to be remodeled in accordance with the terms of their franchise agreements and may, at the option of the franchise owner, be converted to the new store format as part of the required remodeling. We believe the costs associated with converting franchise stores to the new store format, which will be the responsibility of the franchise owners, will be between approximately $30,000 to $70,000 per store. We expect that beginning in mid-2014, new franchise agreements will require stores to be in the new store format. In addition, franchise agreements that will be renewed will require stores to be remodeled in the new store format.

Franchise Advisory Board, Presidents Advisory Council and Franchise Convention. We formed a Franchise Advisory Board (“FAB”) in order to gather input and advice from our franchise owner community on key initiatives and business issues. The FAB is made up of franchise owners either elected by the Papa Murphy’s franchise owner community or appointed by us. In 2013, we formed a Presidents Advisory Council (“PAC”) composed of franchise owners elected as advertising cooperative presidents in many of our larger DMAs. We meet with the PAC on a regular basis to discuss and communicate key initiatives and business issues to our franchise community. In addition, we hold conventions or regional meetings periodically for the franchise owners that make up the Papa Murphy’s franchise system. These meetings are well attended by our franchise owners and typically include programs on sales and marketing techniques, performance specifications, advertising, training programs and committee elections. As a result of our extensive franchise owner support and training efforts, our franchise owners are among the most satisfied in the restaurant industry and experienced a lower failure rate than many of their peers when comparing the SBA failure rates for similar franchise companies for the years 2001 to 2011. From 2001 to 2011, which represents the most recent periods for which SBA loan data is available, our franchise owners with SBA-guaranteed loans had an annualized loan failure rate of 0.9%.

Additional Investment Opportunities

From time to time we may pursue opportunistic investments.

Project Pie. In December 2013, Project Pie Holdings, our non-wholly owned subsidiary, acquired a minority interest in Project Pie LLC (“Project Pie”) for $2.0 million. In March 2014, we made an additional $500,000 investment in Project Pie. Project Pie is a fast-casual pizza chain concept founded by James Markham in 2012. The concept offers pre-designed and custom-topping pizzas that are baked-to-order in less than five minutes. We believe this to be an opportunistic investment due to Project Pie’s competitive positioning in the fast-casual pizza industry. As of December 30, 2013 Project Pie had two stores located in San Diego and Las Vegas with additional stores scheduled to open in 2014. Project Pie will be supported by a team of advisors including John Barr, our Chairman, Kat Cole, President of Cinnabon Inc., and Alice Elliot, Chief Executive Officer of the Elliot Group.

Competition

The LSR pizza industry is highly competitive. We compete against national pizza chains such as Domino’s Pizza, Little Caesars, Papa Johns and Pizza Hut as well as local and regional pizza restaurants. We also compete against smaller Take ‘N’ Bake operators such as Figaro’s Pizza, Nick-N-Willy’s Pizza and HomeMade Pizza Company, which are smaller, more regional Take ‘N’ Bake operators. Finally, we compete against retail grocers with their offerings of: frozen pizza, such as DiGiorno, Tombstone, Red Baron, California Pizza Kitchen and Totino’s Party Pizza and refrigerated Take ‘N’ Bake pizza. We generally compete on the basis of product quality and variety, location, image, service and price. We also compete on a broader scale with other limited service restaurants. Unlike most traditional pizza chains and other limited service restaurants, we are able to accept Electronic Benefit Transfer (“EBT”) payments, commonly known as food stamps because our uncooked, Take ‘N’ Bake pizzas are classified as a grocery item, which is a requirement for accepting EBT payments.

Marketing

At the DMA level, which is the designated market area in which a franchise owner may open multiple Papa Murphy’s stores, each store in our system is required to spend, at a minimum, the greater of $2,000 or 5.0% of net sales each month on local advertising. This generated approximately $40 million in 2013 in marketing spend across markets, which is an integral part of our brand-building effort. Our marketing messaging typically focuses on our fresh pizzas that are prepared in front of our customers using their favorite high-quality ingredients or our unique chef-designed combinations.

As of December 30, 2013 we employed a team of approximately 60 operations and marketing experts positioned across our geographic markets. This team works in conjunction with local franchise owners and a network of over a dozen local advertising agencies to create and execute broadcast and print marketing programs to support each DMA. We may also invest in additional marketing efforts at the store or DMA level to accelerate growth and development in certain markets, as we have done in Kansas City, Dallas/Fort Worth, Phoenix, Austin, Indianapolis, Nashville and many other markets, or assist underperforming stores and markets, as we have done in Charlotte and Des Moines, among others.

Target Audience. We target the dinner decision maker: parents, aged 25 to 54 with an annual household income greater than $70,000. We believe our menu options provide parents with food they are proud to serve because our pizzas are fresh and high-quality and food they enjoy serving because it is easy, convenient and because their families enjoy eating pizza. Moms in particular provide an active, social core target audience for our product, and we build brand awareness and loyalty by helping moms feed their family.

Menu Strategy. We routinely update our menu offerings and product promotional messaging to drive repeat business and bring new customers into each store. For example, we began testing the FAVES line of pizzas, which includes cheese, pepperoni and sausage pizzas, generally marketed for $5, in November 2012, and rolled out the FAVES line nationally in December 2013. In October 2013, we began testing Fresh Pan Pizza, with our customer’s choice of toppings on a thicker, fluffier, buttery-flavored crust, and rolled out Fresh Pan Pizza nationally in February 2014. Customer feedback on both of these products demonstrates that our menu strategy allows us to attract a broader base of customers, drive new customer trial and increase brand loyalty.

In addition, we periodically require our franchise owners to participate in national or regional promotions. Our holiday promotions include the heart-shaped pepperoni pizza, the HeartBaker, for Valentine’s Day and the Jack-o-Lantern pizza available for Halloween.

Media. We reach our target audience through traditional and non-traditional forms of media purchased at the DMA level, including broadcast television and radio, cable television, digital media such as web, email, text, social media and local store marketing. In markets with adequate store penetration and sales volume such that the stores contributing 5.0% of net sales into the local advertising group can purchase advertising to support their promotions without additional investment from us or the franchise owners, the majority of the local advertising budget funds the purchase of television and radio commercials in support of promotions. As a significant local spot media purchaser, we currently air television advertising in over 50% of our stores across the United States. Our social media presence includes an active Facebook page, Twitter account and Pinterest page as well as representation on other social media sites. We also use “mommy bloggers” for promotions in targeted regional areas. In markets without broadcast funds, our promotional messages are supported by aggressive regional and local print advertising, supplemented by local store marketing and digital marketing channels.

Advertising. Consistent with our strategy of keeping the menu fresh to drive repeat and new customer visits, our television, radio, digital and social media and in-store point-of-purchase materials are developed by an in-house creative studio and external agency team and distributed to local markets for their use. We believe this consistent approach to advertising is important to build brand awareness and loyalty in all markets.

Local Store Marketing. Our local store marketing program includes field marketing teams that train franchise owners on how to implement sales-building tools, like fundraisers, school lunch programs, local charity sponsorships and sports sponsorships, among other local store marketing promotions, throughout the community. Marketing materials that support these local promotions are developed by an in-house design team for brand consistency and are available to order via a website. We believe these connections allow us to show our appreciation to our communities and are important to sustaining long-term brand growth and developing relationships that lead to loyal customers.

Advertising and Development Fund. As part of their franchise agreements, franchise owners, as well as company-owned stores, contribute 2% of weekly net sales to a national advertising and development fund, which is invested in the production of television, radio and print advertising, a national advertising agency, marketing research, marketing personnel and market-level support. A portion of the advertising and development fund is used for specific market and store-level investments targeted to increase sales units and transactions and to accelerate growth in these markets. In markets where electronic media is purchased, our franchise owners form owner associations and work with field marketing on buying airtime, contracting with local agencies and voting on strategic issues such as product and pricing, media scheduling and print timing.

Suppliers and Distribution

We enter into national supply or pricing agreements with certain key third-party suppliers, including: (i) Saputo Cheese, Inc. (“Saputo”), Davisco Foods International, Inc. (“Davisco”) and Atalanta Corporation (“Atalanta”) for cheese; (ii) Pizza Blends, Inc. (“Pizza Blends”) for flour and dough mix; (iii) Atalanta, Hormel Foods Corporation (“Hormel”), Capital Wholesale Meats (d/b/a Fontanini Meats) (“Fontanini”), Kraft Foodservice, Burke Corporation, John Soules Foods, Inc. and Tyson Foods, Inc. (“Tyson”) for meat; and (iv) Neil Jones Food Company (“Neil Jones”) for tomatoes and sauce. We negotiate pricing for our franchise and company-owned stores with national pricing agreements covering a term of three months to one year. We do not receive any profits for the sale of these supplies to franchise owners. Our top 10 food providers by dollar volume include Saputo and Davisco for cheese, Pizza Blends for flour and dough mix, Hormel and Fontanini for meat, Atalanta for various toppings, Tyson for chicken, Neil Jones for sauce and toppings, Pactiv Corporation for packaging and C.H. Robinson Worldwide, Inc. for produce.

We rely on Sysco Corporation (“Sysco”) as our primary distributor of cheese, refrigerated items, meat, canned and dry goods, paper and disposables and janitorial supplies. Pursuant to our Distribution Service Agreement with Sysco (the “DSA”), we have the right to designate the brands and products we want Sysco to supply, within a specified amount as described in the DSA. Sysco delivers these supplies to each store covered by the DSA approximately one to two times each week. Our distribution relationship with Sysco has been in place since 1998 and Sysco covers approximately 1,300 locations, as of December 30, 2013. The DSA terminated on August 30, 2007, but automatically renews until terminated by either party by written notice one year prior to the termination date as set forth in such notice. In 2010 we added a secondary distribution partner, Shamrock Foods, in Phoenix, Arizona. Shamrock Foods services 62 locations.

For our beverage products, we rely on Pepsi-Cola Advertising and Marketing, Inc. (“Pepsi”) as our exclusive provider of packaged beverage products. We have maintained a national distribution relationship with Pepsi since 2004.

Management Information/Technology Systems

The PMI Enterprise Solution point-of-sale system is specifically designed for the restaurant industry, and we use this integrated restaurant level technology solution for inventory and labor management and cash handling, allowing us to better track point-of-sales data and the efficiency of our stores. Through the PMI Enterprise Solution we are able to collect, store, utilize and disseminate data and information collected by each point-of-sale system to generate reports and records and examine or audit any store. We collect itemized reports of net sales from each store on a weekly basis. Franchise owners are required to report sales on a weekly basis and submit store-level profit and loss statements, including a year-to-date summary and a balance sheet on a monthly and annual basis. Stores that are not using the PMI Enterprise Solution yet are required to submit their net sales manually. We use these reports to analyze sales by location and generate preliminary profit and loss statements for each store.

Intellectual Property and Trademarks

We regard the Papa Murphy’s brand name and associated trademarks as valuable assets. We have a portfolio of 24 trademarks registered, and several pending trademark registrations with the United States Patent and Trademark Office. We have also secured trademark registrations for our brand name in Canada, Mexico, New Zealand and Australia, and have applied for trademark registrations in several Middle Eastern countries as well as for a community mark in the United Kingdom. All of the marks owned by us cover store-related services and/or food products.

Seasonality

We experience some effects of seasonality. We typically follow family eating patterns at home, with our strongest sales levels occurring in the months of September through May, and our lowest sales levels occurring in the months of June, July and August. These months correspond with summer vacation in the United States, and we attribute our lower sales levels to our customers more frequently going on vacation, where they typically do not have an oven readily available, to bake our pizzas. Our sales levels typically increase in the fall, with the start of school and the desire of parents to provide home-cooked meals.

Employees

As of December 30, 2013, we employed 1,130 persons, of whom 183 were full-time corporate-based and regional personnel and the remainder were part-time or store-level employees. Much of the corporate support staff is highly experienced and many have a tenure of greater than five years. None of our employees are represented by a labor union or covered by a collective bargaining agreement, and we believe that we have good relations with our employees.

Our franchise owners are independent business owners, so they and their employees are not included in our employee count.

Government Regulation

Federal. We are subject to varied federal regulations affecting the operation of our business. We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing such matters as minimum wage requirements, overtime, fringe benefits, workplace safety and other working conditions and citizenship requirements. A significant number of our food service personnel are paid at rates related to the applicable minimum wage, and past increases in the minimum wage have increased our labor costs, as would future increases. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs. Many of our smaller franchise owners have few enough employees that they will qualify for exemption from the mandatory requirement to provide health insurance benefits. The imposition of any requirement that we or our franchise owners provide health insurance benefits to our or their employees that are more extensive than the health insurance benefits we currently provide to our employees or that franchise owners may or may not provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act of 1990 and related federal and state statutes, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify our stores to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

The recent Patient Protection and Affordability Act of 2010 (the “PPACA”) federal legislation enacted in March 2010 requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. Although the FDA published proposed regulations to implement the menu labeling provisions of the PPACA in April 2011, the agency has delayed the release of final regulations implementing these requirements. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. The effect of such labeling requirements on consumer choices, if any, is unclear at this time.

There is also a potential for increased regulation of food in the United States, such as the recent changes in the Hazard Analysis and Critical Control Points (“HACCP”) system requirements. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have adopted legislation or implemented regulations which require restaurants to develop and implement HACCP systems. Similarly, the U.S. Congress and U.S. Food and Drug Administration (the “FDA”) continue to expand the sectors of the food industry that must adopt and implement HACCP programs. The Food Safety Modernization Act (the “FSMA”) was signed into law in January 2011 and significantly expanded the FDA’s authority over food safety, granting the FDA authority to proactively ensure the safety of the entire food system, including through new and additional hazard analysis, food safety planning, increased inspections and permitting mandatory food recalls. Although restaurants are specifically exempted from some of these new requirements and not directly implicated by other requirements, we anticipate that some of the FSMA provisions and FDA’s implementation of the new requirements may impact our industry. We cannot assure you that we will not have to expend additional time and resources to comply with new food safety requirements either required by the FSMA or future federal food safety regulation or legislation. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

State. We are subject to extensive and varied state and local government regulation, affecting the operation of our business, as are our franchise owners, including regulations relating to public and occupational health and safety, sanitation, fire prevention and franchise operation. Each franchise store is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, nutritional information disclosure, environmental, building and fire agencies in the jurisdiction in which the franchise is located. We require our franchise owners to operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, our or our franchise owners’ inability to obtain or retain health department, or other licenses would adversely affect operations at the impacted store or stores. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store.

In addition, in order to develop and construct our stores, we need to comply with applicable zoning and land use regulations. Federal and state regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning and land use could delay or even prevent construction and increase development costs of new stores.

In addition, we are subject to the rules and regulations of the Federal Trade Commission and various state laws regulating the offer and sale of franchises. The Federal Trade Commission and various state laws require that we furnish a franchise disclosure document containing certain information to prospective franchise owners, and a number of states require registration of the franchise disclosure document at least annually with state authorities. We are operating under exemptions from registration in several states based on our qualifications for exemption as set forth in each such state’s laws. Substantive state laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states. We believe that our franchise disclosure document, and franchising procedures comply in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

International. Our franchise stores in Canada and the Middle East are subject to national and local laws and regulations. We believe that our international franchise stores and procedures comply in all material respects with the laws of the applicable foreign jurisdiction.

Environmental. Our operations, including the selection and development of company-owned and franchise stores and any construction or improvements we or our franchise owners make at those locations, are subject to a variety of federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment and the presence, discharge, storage, handling, release and disposal of or exposure to, hazardous or toxic substances (“environmental laws”). We provide training and require compliance with applicable laws by our employees and franchise owners in use of chemicals, which are primarily used in small quantities for cleaning in our stores. Storage, discharge and disposal of hazardous substances are not a significant part of our operations. Generally our stores are located in residential neighborhoods, but sometimes might be located in areas which were previously occupied by more environmentally significant operations. Environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation and sometimes require owners or operators of contaminated property to remediate the property, regardless of fault. We are not aware of any environmental laws that will materially affect our results of operations, or result in material capital expenditures relating to our operations. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to comply with, or to satisfy claims relating to, environmental laws.

Legal Proceedings

From time to time we may be involved in claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

On April 4, 2014, 12 franchise owner groups representing 52 open franchise stores filed a lawsuit against us, Lee Equity and certain of our officers, directors, employees and former employees in the Superior Court in Clark County, Washington alleging that we misrepresented our sales volumes, made other false representations to them and charged excessive advertising fees, among other things, and have brought claims for violation of the Washington Franchise Investment Protection Act, fraud, negligent misrepresentation and breach of contract. The plaintiffs are seeking damages in excess of $23 million, costs and attorneys’ fees, and treble damages. We intend to respond to the complaint in a timely manner. We believe the claims lack merit and intend to vigorously defend the lawsuit.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our members of our Board and our executive officers as of the date set forth on the cover page of this prospectus.

NAME	AGE	POSITION
Ken Calwell	51	Chief Executive Officer, President and Director
Mark Hutchens	48	Chief Financial Officer
Kevin King	49	Chief Development Officer
Victoria Blackwell	46	Senior Vice President of Talent and Chief Legal Officer
Dan Harmon	49	Senior Vice President of Operations
Jayson Tipp	48	Senior Vice President of Marketing, Strategy & Technology
John Barr	66	Chairman of the Board and Company
Benjamin Hochberg	42	Director
Yoo Jin Kim	44	Director
Thomas H. Lee	70	Director
John Shafer	70	Director
Achi Yaffe	34	Director

Set forth below is a description of the business experience of the foregoing persons:

Ken Calwell has served as our President since June 2011 and as our Chief Executive Officer and a member of our Board since December 31, 2011. Mr. Calwell has extensive experience in the limited service restaurant industry. Mr. Calwell served as the Chief Marketing Officer and Chief Food Innovation Officer of Wendy’s International, Inc., a public company, from July 2008 to June 2011. Prior to that, Mr. Calwell served in various roles at Domino’s Pizza, Inc., a public company, including Chief Marketing Officer and Executive Vice President of Research and Development, from June 2001 to May 2008. Before joining Domino’s Pizza, Inc., Mr. Calwell served as the Vice President of New Product Development at Wendy’s International, Inc. from October 1998 to June 2001. Mr. Calwell also served as the Senior Director of Marketing at Frito Lay, Inc. (PepsiCo) from October 1996 to October 1998 and in roles of increasing responsibility at Pizza Hut starting as Associate Marketing Manager in September 1988 to Senior Director of Marketing in October 1996.

Mark Hutchens has served as our Chief Financial Officer since January 2014. Previously, Mr. Hutchens served as the Vice President, Chief Financial Officer – International, for Bloomin’ Brands, Inc., a public company, from October 2012 to January 2014, where his responsibilities included finance, business development and supply chain management activities for Outback Steakhouse International. Prior to that, Mr. Hutchens served in various roles of increasing responsibility at Office Depot, Inc., including Senior Vice President, Controller and Chief Accounting Officer from September 2008 to March 2012 and Senior Vice President Finance, International Division from November 2006 to September 2008. From 1996 to 2006, Mr. Hutchens worked with YUM! Brands, Inc., where his most recent title was Assistant Treasurer – Corporate Finance. From 1989 to 1996, Mr. Hutchens worked at Ford Motor Company.

Kevin King has been with Papa Murphy’s since June 2005 and has served as our Chief Development Officer since September 2011. Before being promoted to his current role, Mr. King served as Senior Vice President of Operations from June 2009 to September 2011 and as Senior Vice President of Development from June 2005 to June 2009. Prior to joining Papa Murphy’s, Mr. King was with JP Morgan Chase & Co. in Columbus, Ohio from September 2003 to June 2005. From August 1990 to August 2003, Mr. King worked with Donatos Pizzeria Corporation, where his most recent title was Vice President of Franchising.

Victoria Blackwell has been with Papa Murphy’s for almost 13 years and has served as our Senior Vice President of Talent and Chief Legal Officer since November 2012. Ms. Blackwell previously served as Senior Vice President and General Counsel from February 2007 to November 2012, Vice President Legal from March 2005 to February 2007 and Associate Attorney from July 2001 to March 2005.

Dan Harmon has served as our Senior Vice President of Operations since August 2013. Mr. Harmon previously served as our Vice President, East Division from September 2012 to August 2013. Before joining Papa Murphy’s, Mr. Harmon held various roles at Potbelly Sandwich Works, LLC, including West Zone Director from September 2008 to September 2012 and Regional Director, Texas from October 2007 to September 2008. Prior to Potbelly Sandwich Works, LLC, Mr. Harmon held various roles at Blockbuster, Inc. including Regional Director of Operations for Western Canada, Director of Operations & Collections and District Manager and at McDonald’s Corporation as an Operations Manager.

Jayson Tipp has served as our Senior Vice President of Marketing, Strategy & Technology since November 2012. Mr. Tipp previously served as our Senior Vice President of Strategy from May 2012 to November 2012. Mr. Tipp joined Papa Murphy’s from Redbox Automated Retail, LLC, a division of Outerwall, Inc., a public company, where Mr. Tipp served as Vice President of CRM and Analytics from December 2010 to May 2012. Prior to Redbox Automated Retail, LLC, Mr. Tipp served as Vice President of Strategic Planning at Coinstar, Inc., also a division of Outerwall, Inc., from September 2009 to December 2010. From July 2007 to March 2009, Mr. Tipp served in various roles at Potbelly Sandwich Works, LLC including Senior Vice President of Development and Vice President of Finance.

John Barr has served as Chairman of our Board since October 2009 and as Chairman of the Company since December 2011. Mr. Barr previously served as our Chief Executive Officer from April 2005 to December 2011. Since December 2013, Mr. Barr has also served as Chairman of the Board of Managers and Chairman of Project Pie LLC. Prior to joining Papa Murphy’s, Mr. Barr served as President and Chief Executive Officer of Automotive Performance Industries from June 1999 to April 2004. Mr. Barr served as President, Chief Operating Officer and a Director of Quaker State Corporation from June 1995 to December 1999. Prior to joining the Quaker State Corporation, Mr. Barr spent 25 years with The Valvoline Company, a subsidiary of Ashland, Inc., where he was President and Chief Executive Officer from March 1987 to June 1995. In addition to working with above referenced companies, Mr. Barr has been a member of the Board of Directors of Penske Automotive Group, Inc., a publicly traded company, since December 2002 and a member of the Board of Directors of United Road Services Inc. since January 2013. Mr. Barr was previously a member of the Board of Directors of the following corporations: Performance Logistics Group, Inc. from March 2004 to January 2007; UST, Inc. from December 2003 to December 2008; Clean Harbors Environmental, Inc. from August 2003 to May 2009; James Hardie Industries NV from September 2003 to March 2008; and Home Base, Inc. from July 1997 to March 2002.

Benjamin Hochberg has served as a member of our Board since May 2010. Mr. Hochberg is a Partner at Lee Equity Partners, LLC. Prior to joining Lee Equity in May 2006, Mr. Hochberg was a Principal at Odyssey Investment Partners, LLC, a middle-market private equity investment firm. Prior to Odyssey, Mr. Hochberg worked at Bain Capital Partners, a global private equity investment firm, where he most recently held the position of Principal. Mr. Hochberg also serves on the board of directors of Paragon Industries, Inc., The Edelman Financial Group, Inc., Skopos Financial Group, LLC and Aimbridge Hospitality, LLC.

Yoo Jin Kim has served as a member of our Board since May 2010. Mr. Kim is a Partner at Lee Equity Partners, LLC. Prior to joining Lee Equity in 2005, Mr. Kim was with Bain Capital Partners, a global private equity investment firm, where he most recently held the position of Principal. Mr. Kim also serves on the board of directors of Paragon Industries, Inc., Cross MediaWorks, LLC, Eating Recovery Center LLC, Aimbridge Hospitality, LLC and Project Pie LLC.

Thomas H. Lee has served as a member of our Board since May 2010. Mr. Lee has served as President at Lee Equity Partners, LLC since its founding in 2006. He is also President of Thomas H. Lee Capital, LLC. Prior to forming Lee Equity, Mr. Lee served as Chairman and CEO of Thomas H. Lee Partners, L.P. and its predecessors, a global private equity investment firm, which he founded in 1974. Mr. Lee currently serves on the board of directors of Warner Music Group, The Edelman Financial Group, Inc. and Aimbridge Hospitality, LLC and has served as a director of numerous other public and private corporations. Mr. Lee is a Trustee of Lincoln Center for the Performing Arts, the Museum of Modern Art, Langone NYU Medical Center and the Whitney Museum of American Art, among other civic and charitable organizations. He also serves on the Executive Committee for Harvard University’s Committee on University Resources.

John Shafer joined our Board in October 2006. Mr. Shafer was the Chief Executive Officer of Allied Domecq Retailing USA , in the former controlling shareholder of Dunkin’ Donuts, Baskin-Robbins and Togo’s Eateries, from 1999 until he retired in January 2003. Mr. Shafer also served on the Board of Directors of Mrs. Fields, Inc. from 2005 to 2008.

Achi Yaffe has served as a member of our Board since December 2011. Mr. Yaffe joined Lee Equity Partners, LLC in September 2010 and currently serves as a Principal. Prior to joining Lee Equity Partners, LLC, Mr. Yaffe worked at McKinsey & Company from October 2007 to September 2010, where he most recently held the position of Engagement Manager. Prior to joining McKinsey & Company, Mr. Yaffe was the Director of Global Financial Services Operations at eTelecare Global Solutions. Mr. Yaffe also serves on the board of directors of PDR Equity, LLC.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our amended and restated certificate of incorporation will provide that our Board consist of between seven and nine directors. Contemporaneously with this offering, our Board will be composed of seven directors. Under the terms of a new stockholder’s agreement that we expect to enter into in connection with this offering, within one year of this offering the Board will increase its size to nine directors. Lee Equity will have the right to designate two directors to the Board as long as it owns 20% or more of the issued and outstanding shares of our common stock and the right to designate one director to the Board for as long as it owns 10% or more of our issued and outstanding common stock.

Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of two directors, Class II will initially consist of two directors, and Class III will initially consist of three directors. The Class I directors, whose terms will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Yoo Jin Kim and Benjamin Hochberg. The Class II directors, whose terms will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Thomas H. Lee and Achi Yaffe. The Class III directors, whose terms will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Ken Calwell, John Barr and John Shafer. See “Description of Capital Stock—Common Stock—Anti-takeover Provisions” and “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—New Stockholder’s Agreement.”

Our executive officers and key employees serve at the discretion of our Board.

Director Independence

Our Board has determined that John Shafer is an independent director under the rules of NASDAQ and Rule 10A-3(b)(1) under the Exchange Act. In accordance with NASDAQ phase-in rules for newly public companies, we have one director that is independent under NASDAQ rules and under Rule 10A-3(b)(1) at the time our shares are listed, and will have additional such directors within 90 days of such listing and a majority of such directors by the first anniversary of listing.

Board Committees

Upon the consummation of this offering, our Board will have three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee will operate under a charter approved by our Board. Each committee will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our Board. The charter and composition of each committee will be effective upon the consummation of this offering. The charter of each committee will be available on our website.

Audit Committee

The primary purposes of our audit committee are to assist the Board’s oversight of:

■	the integrity of our financial statements;

■	our internal financial reporting and compliance with our disclosure controls and procedures;

■	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

■	our independent registered public accounting firm’s annual audit of our financial statements and any engagement to provide other services;

■	the performance of our internal audit function;

■	our legal and regulatory compliance; and

■	the application of our codes of business conduct and ethics as established by management and the Board.

Upon the consummation of this offering, and prior to the listing of our common stock, our audit committee will be composed of Ken Calwell, Yoo Jin Kim and John Shafer. Yoo Jin Kim will serve as chair of the audit committee. Yoo Jin Kim qualifies as an “audit committee financial expert” as such term has been defined by the Securities and Exchange Commission in Item 407(d)(5) of Regulation S-K. Our Board has affirmatively determined that John Shafer meets the definition of an “independent director” for the purposes of serving on the audit committee under applicable NASDAQ rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of NASDAQ, as applicable.

Compensation Committee

The primary purposes of our compensation committee are to:

■	assist the Board in discharging its responsibilities regarding compensation of our executive officers;

■

review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluate our Chief Executive Officer’s performance in light of those goals and objectives;

■	review and determine the compensation of our Chief Executive Officer and other executive officers;

■	make recommendations to the Board with respect to our incentive and equity-based compensation plans;

■	provide oversight of our compensation policies, plans and benefit programs including reviewing and administering all compensation and employee benefit plans, policies and programs; and

■	produce, approve and recommend to the Board for approval reports on compensation matters required to be included in our annual proxy statement or annual report.

Upon the consummation of this offering, and prior to the listing of our common stock, our compensation committee will be composed of John Shafer, John Barr and Benjamin Hochberg. Benjamin Hochberg will serve as chair of the compensation committee. Our Board has affirmatively determined that John Shafer of our compensation committee meets the definition of an “independent director” for the purposes of serving on the compensation committee under applicable NASDAQ rules, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, and we intend to comply with these independence requirements for all members of the compensation committee within the time periods specified under all such rules. The compensation committee will be governed by a charter that complies with the rules of NASDAQ, as applicable.

Nominating and Corporate Governance Committee

The primary purposes of our nominating and corporate governance committee are to:

■	recommend to the Board for approval the qualifications, qualities, skills and expertise required for board of directors membership;

■

identify potential members of the Board consistent with the criteria approved by our Board and select and recommend to the Board the director nominees for election at the next annual meeting of stockholders or to otherwise fill vacancies;

■	evaluate and make recommendations regarding the structure, membership and governance of the committees of the Board;

■	develop and make recommendations to the Board with regard to our corporate governance policies and principles; and

■	oversee the annual review of the Board’s performance.

Upon the consummation of this offering, and prior to the listing of our common stock, we will establish a nominating and governance committee comprised of Yoo Jin Kim, John Shafer and John Barr. John Barr will serve as chair of the nominating and governance committee. Our Board has affirmatively determined that John Shafer meets the definition of an “independent director” for the purposes of serving on the nominating and governance committee under applicable NASDAQ rules, and we intend to comply with these independence requirements for all members of the nominating and governance committee within the time periods specified under such rules. The nominating and governance committee will be governed by a charter that complies with the rules of NASDAQ, as applicable.

Code of Business Conduct and Ethics Policy

We have adopted a written code of business ethics and conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on our website. Any amendments to our code of conduct, or any waivers of its requirements for which disclosure is required, will be disclosed on our website promptly following the date of such amendment.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any members of our compensation committee or any of our directors is an executive officer.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

Our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty. Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

Prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

We have customary directors’ and officers’ indemnity insurance in place for our directors and executive officers.

EXECUTIVE AND DIRECTOR COMPENSATION

The following contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. See “Forward-Looking Statements.” Actual compensation programs that we adopt may differ from the programs summarized in this discussion.

Overview

For 2013, our named executive officers (“NEOs”) were:

■	Ken Calwell, our Chief Executive Officer, President and Director;

■	John Barr, our Chairman

■	Kevin King, our Chief Development Officer; and

■	Janet Pirus, our former Chief Financial Officer, Senior Vice President of Finance and Treasurer.

Summary Compensation Table

The following table sets forth certain information for the year ended December 30, 2013 concerning the total compensation awarded to, earned by or paid to our NEOs.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)		ALL OTHER COMPENSATION ($)(5)	TOTAL ($)
Ken Calwell	2013	500,000	76,268	(1)	20,447	596,715
Chief Executive Officer, President and Director
John Barr	2013	250,000	418,423	(2)	15,998	684,421
Chairman
Kevin King	2013	238,703	24,274	(3)	20,305	283,282
Chief Development Officer
Janet Pirus	2013	294,168	24,231	(4)	374,866	693,265
Former Chief Financial Officer, Senior Vice President, Finance and Treasurer

(1)	Represents an annual bonus paid pursuant to the terms of such employment agreement. See “—Employment Agreements—Ken Calwell.”
(2)

Includes an annual bonus in the amount of $25,423, and a special retention bonus in the amount of $393,000, both paid pursuant to the terms of Mr. Barr’s employment agreement. See “—Employment Agreements—John Barr.”

(3)	Represents an annual bonus paid pursuant to the terms of Mr. King’s employment agreement. See “—Employment Agreements—Kevin King.”
(4)	Represents a pro-rated portion of Ms. Pirus’ annual bonus paid pursuant to the terms of Ms. Pirus’ separation agreement. See “—Employment Agreements—Janet Pirus.”
(5)

All other compensation includes amounts in respect of 401(k) matching, life insurance premiums and medical benefits premiums to our named executive officers as set forth below. In addition, in 2013 we repurchased shares of Ms. Pirus’s vested restricted stock in connection with the termination of her employment, pursuant to which Ms. Pirus received an additional $358,457, representing the difference between the market price of the shares on the date she purchased them and our repurchase price. See “—Employment Agreements—Janet Pirus.”

	401(K) MATCHING ($)	LIFE INSURANCE PREMIUMS ($)	MEDICAL BENEFITS PREMIUMS ($)	REPURCHASE OF RESTRICTED STOCK ($)	TOTAL ALL OTHER COMPENSATION ($)
Ken Calwell	8,806	1,029	10,612	—	20,447
John Barr	7,370	811	7,817	—	15,998
Kevin King	8,664	1,029	10,612	—	20,305
Janet Pirus	7,649	943	7,817	358,457	374,866

Outstanding Equity Awards Table

The following table sets forth certain information about outstanding equity awards held by our NEOs as of December 30, 2013.

	STOCK AWARDS
NAME	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)(1)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)(2)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES THAT HAVE NOT VESTED (#)(3)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES THAT HAVE NOT VESTED ($)
Ken Calwell	29,333	786,124	36,667	982,676
John Barr	—	—	6,435	172,458
Kevin King	9,333	250,124	10,000	268,400
Janet Pirus	—	—	—	—

(1)

Represents shares of restricted stock that vest ratably on an annual basis over five years with respect to Mr. King and over four years with respect to Mr. Calwell. As of December 30, 2013, 14,667 shares of Mr. Calwell’s restricted stock were scheduled to vest on June 6 on each of 2014 and 2015. As of December 30, 2013, 2,667 shares of Mr. King’s restricted stock were scheduled to vest on May 5 on each of 2014 and 2015, and 1,333 shares of Mr. King’s restricted stock were scheduled to vest on October 17 on each of 2014, 2015 and 2016.

(2)	Represents management’s determination of the fair market value at December 30, 2013 computed in accordance with ASC 718.
(3)

Represents shares of restricted stock that vest upon Lee Equity reaching certain returns on its initial investment in the company subject to the grantee’s continued employment by us. In connection with this offering, we intend to amend certain provisions of these restricted stock agreements. See “—Outstanding Incentive Awards and Anticipated Awards in Connection with this Offering.”

Employment Agreements

We have entered into employment agreements with each of Ken Calwell, our Chief Executive Officer, John Barr, our Chairman, Mark Hutchens, our Chief Financial Officer, Jayson Tipp, our Senior Vice President of Marketing, Strategy and Technology, Kevin King, our Chief Development Officer and Victoria Blackwell, our Senior Vice President of Talent and Chief Legal Officer. We also had an employment agreement with Janet Pirus, our former Chief Financial Officer, who resigned in November 2013.

Pursuant to the terms of their respective employment agreements, these executive officers receive a specified annual base salary, are eligible to receive an annual bonus and are entitled to participate in a benefits plan. Our Board approved these agreements.

Ken Calwell

Pursuant to the terms of his employment agreement, dated May 25, 2011, and as amended on March 21, 2014, Mr. Calwell, our Chief Executive Officer, is entitled to an annual base salary of $465,000, which is reviewed and may be increased by the Board on an annual basis, and is eligible for an annual bonus of up to 60% of his base salary. Mr. Calwell will receive an annual base salary of $500,000 for 2014. In 2013, Mr. Calwell’s annual bonus was based on certain financial and operating metrics, including, but not limited to, targets with respect to (i) EBITDA (ii) store openings, (iii) new store AWS and number of weeks and (iv) comparable store sales growth. Mr. Calwell, his spouse and eligible children are also eligible to participate in any benefit plans that are generally made available to our other senior executives. Mr. Calwell is also entitled to receive certain relocation and moving expenses pursuant to the terms of his employment agreement. He may terminate his employment agreement at any time on 60 days prior written notice to us for any reason or on 30 days prior written notice to us for good reason. We may terminate Mr. Calwell’s employment at any time without cause, immediately upon Mr. Calwell’s breach of the non-competition, non-solicitation, confidentiality or proprietary rights provisions in his employment agreement or upon 10 days prior written notice in the event of his permanent disability unless he is able to resume his normal and customary duties prior to the expiration of such notice period. If Mr. Calwell is terminated due to permanent disability or death, he or his legal representatives will be entitled to (i) an amount equal to his base salary payable through the date of termination, (ii) a pro rata portion of his annual bonus, if any, for the applicable period of the year for which he was employed, (iii) any unpaid annual bonus in respect of any prior calendar year, (iv) any then unreimbursed business expenses and (v) any accrued an unused vacation pay or other benefits he may be owed. If Mr. Calwell is terminated without cause or he terminates his employment for good reason, he is entitled to (i) payments commencing on the date of his termination and continuing for two years thereafter, of an amount equal to his base salary in effect on the date of his termination and an amount equal to his annual bonus for the prior calendar year, (ii) a lump sum amount equal to his annual bonus for the year in which he is terminated based on actual performance, pro-rated for the date of termination, (iii) at his election and expense, use of all health and medical insurance policies for 12 months following termination, (iv) the automatic vesting of his shares of time vesting restricted stock that would have vested within 18 months and (v) any unpaid annual bonus in respect of the prior calendar year, any unreimbursed business expenses and any accrued and unused vacation pay or other benefits owed. If Mr. Calwell is terminated for cause, terminates his employment without good reason or by nonrenewal of his agreement, he is only entitled to his base salary through his termination date and any accrued and unpaid vacation pay or other benefits owed. Mr. Calwell’s employment agreement contains non-competition and non-solicitation of customers and employees provisions for the period of his employment and for 2 years thereafter, as well as confidentiality and proprietary rights provisions. Mr. Calwell’s employment agreement, as amended, has a term of six years, expiring on June 6, 2017, and shall be automatically extended for an additional 12 months thereafter, unless written notice is given by Mr. Calwell or by us.

John Barr

Employment Agreement. Pursuant to the terms of his employment agreement, dated July 29, 2011, and as amended on December 30, 2013, Mr. Barr received a base salary of $250,000 in 2013 and shall receive a base salary of $200,000 for 2014, $150,000 for 2015 and $100,000 for 2016. Mr. Barr was entitled to receive and was paid a guaranteed retention bonus of $393,000 payable in 2013. Mr. Barr is also entitled to an annual $25,000 winter travel reimbursement. He and his spouse and eligible children may participate in any benefit plans generally made available to our other senior executives. Mr. Barr may terminate his employment agreement at any time, for any reason on 180 days prior written notice to us or for good reason on 90 days prior written notice to us. We may terminate Mr. Barr’s employment at any time without cause, immediately upon the breach of his non-competition, non-solicitation, confidentiality or proprietary rights provisions in the employment agreement or in the event of his permanent disability. If Mr. Barr is terminated due to permanent disability or death or without cause he or his legal representatives will be entitled to (i) an amount equal to his base salary payable through the date of termination and (ii) his base salary through the first anniversary of such date of termination payable in accordance with the Company’s payroll policies. If Mr. Barr is terminated without cause or he terminated his employment for good reason, he is entitled to (i) any accrued but unpaid base salary through the date of termination, and (ii) continuation of group health plan benefits for 24 months following termination. If Mr. Barr is terminated for cause or terminates his employment without good reason, he is only entitled to base salary through his termination date and any accrued and unpaid vacation pay or other benefits owed. Mr. Barr’s employment agreement contains non-competition and non-solicitation of customers and employees provisions for the period of his employment and for 2 years thereafter, as well as confidentiality and proprietary rights provisions. Mr. Barr’s employment agreement expires on December 31, 2016 and may be extended upon mutual agreement of Mr. Barr and us.

Stock Repurchase and Put Option Agreement. In July 2011, we entered into a Stock Repurchase and Put Option Agreement with John Barr, pursuant to which we repurchased 64,348 unvested timed vesting shares and 41,826 unvested performance vesting shares, for a total of 106,174 shares at a purchase price of $0.94 per share for an aggregate purchase price of $99,804. Pursuant to Mr. Barr’s employment agreement as amended on December 30, 2013, in consideration of certain of the changes made therein, the Stock Repurchase and Put Option Agreement was terminated.

Mark Hutchens

Pursuant to the terms of his employment agreement, dated March 21, 2014, Mr. Hutchens, our Chief Financial Officer, is entitled to an annual base salary of $350,000, which is reviewed and may be increased by the Board on an annual basis. Mr. Hutchens is eligible to receive an annual bonus of 40% of his base salary. Under the terms of his employment agreement, Mr. Hutchens received non-qualified stock options to purchase 32,500 shares of our common stock, one-third of which are subject to performance-vesting based on the company achieving certain performance thresholds and two-thirds of which are subject to time-vesting, vesting ratably over five years, provided that in connection with an initial public offering within the first year of the grant date, 20% of such options shall vest upon such initial public offering. Mr. Hutchens is also eligible to participate in any benefit plans that are generally made available to our other senior executives. He may terminate his employment agreement at any time upon 60 days prior written notice to us for any reason or on 30 days prior written notice to us for good reason. We may terminate Mr. Hutchens’ employment at any time without cause, immediately upon Mr. Hutchens’ breach of the non-competition, non-solicitation, confidentiality or proprietary rights provisions in his employment agreement or by written notice in the event of his permanent disability. If Mr. Hutchens is terminated due to permanent disability or death, he or his legal representatives will be entitled to (i) an amount equal to his base salary payable through the date of termination, (ii) a pro rata portion of his annual bonus, if any, for the applicable period of the year for which he was employed and (iii) any accrued and unpaid vacation pay or other benefits he may be owed. If Mr. Hutchens is terminated without cause or he terminated his employment for good reason, he is entitled to (i) any accrued but unpaid base salary through the date of termination, (ii) base salary through the one year anniversary of the termination date, (iii) a pro rata portion of his annual bonus for the applicable period of the calendar year for which he was employed, (iv) continuation of group health plan benefits for 12 months following termination and (v) any accrued and unpaid vacation pay or other benefits owed. If Mr. Hutchens is terminated for cause, terminates his employment without good reason or by nonrenewal of his agreement, he is only entitled to his base salary through the termination date and any accrued and unpaid vacation pay or other benefits owed. Mr. Hutchens’ employment agreement contains non-competition and non-solicitation of customers and employees provisions for the period of his employment and for one year thereafter, as well as confidentiality and proprietary rights provisions. Mr. Hutchens’ employment agreement is effective until May 5, 2015, and is automatically extended for an additional 12 months thereafter, unless written notice is given by Mr. Hutchens or by us.

Kevin King

Pursuant to the terms of his employment agreement, dated May 4, 2010, Mr. King, our Chief Development Officer, is entitled to an annual base salary of $205,000, which is reviewed and may be increased by the Board on an annual basis, and is eligible for an annual bonus of up to 40% of his salary. Mr. King is also eligible to participate in any benefit plans that are generally made available to our other senior executives. He may terminate his employment agreement at any time upon 180 days prior written notice to us for any reason or on 90 days prior written notice to us for good reason. We may terminate Mr. King’s employment at any time without cause, immediately upon Mr. King’s breach of the non-competition, non-solicitation, confidentiality or proprietary rights provisions in his employment agreement or by written notice in the event of his permanent disability. If Mr. King is terminated due to permanent disability or death, he or his legal representatives will be entitled to (i) an amount equal to his base salary payable through the date of termination, (ii) a pro rata portion of his annual bonus, if any, for the applicable period of the year for which he was employed and (iii) any accrued and unpaid vacation pay or other benefits he may be owed. If Mr. King is terminated without cause or he terminated his employment for good reason, he is entitled to (i) any accrued but unpaid base salary through the date of termination, (ii) base salary through the one year anniversary of the termination date, (iii) a pro rata portion of his annual bonus for the applicable period of the calendar year for which he was employed, (iv) continuation of group health plan benefits for 12 months following termination and (v) any accrued and unpaid vacation pay or other benefits owed. If Mr. King is terminated for cause, terminates his employment without good reason or by nonrenewal of his agreement, he is only entitled to his base salary through the termination date and any accrued and unpaid vacation pay or other benefits owed. Mr. King’s employment agreement contains non-competition and non-solicitation of customers and employees provisions for the period of his employment and for one year thereafter, as well as confidentiality and proprietary rights provisions. Mr. King’s employment agreement has an initial term of one year and is automatically extended for an additional 12 months thereafter, unless written notice is given by Mr. King or by us.

Janet Pirus

Pursuant to the terms of her employment agreement, effective May 4, 2010, Ms. Pirus, our former Chief Financial Officer, received an annual salary of $240,000 per year and was eligible to receive an annual bonus of up to 40% of her base salary. Ms. Pirus entered into a separation agreement with us on June 5, 2013. Ms. Pirus resigned from her position effective November 7, 2013. Pursuant to the terms of the separation agreement, Ms. Pirus is entitled to receive her base salary through December 31, 2014, a pro rata portion of her annual bonus to be reasonably determined by the Board, up to $50,000 related to the sale of her home if certain qualifications are met, up to $6,000 for certain outplacement services, career counseling, resume review and assistance on her behalf, any accrued and unpaid vacation pay or other benefits owed through December 31, 2014. Ms. Pirus remains subject to the non-competition, non-solicitation, confidentiality and proprietary rights provisions set forth in her employment agreement until November 7, 2014. We repurchased 11,667 shares of Ms. Pirus’s performance vesting restricted stock, which had not yet vested, at the per share purchase price of $0.4359 per share and 9,333 time vesting common stock, which had not yet vested, at the per share purchase price of $0.4359 per share. We also repurchased 14,000 shares of Ms. Pirus’s time vesting common stock, which had vested, at the per share purchase price of $26.04.

Potential Payments Upon Termination of Employment or Corporate Transactions/Change of Control

None of our NEOs is entitled to receive payments or other benefits upon termination of employment or a change in control, except as provided in the “Employment Agreements” section above.

Director Compensation

Our directors who are employed by us, our subsidiaries or Lee Equity or any of its affiliates do not receive any compensation and will not receive compensation following this offering, except as limited to expense reimbursement as described below. Directors nominated by Lee Equity pursuant to the Stockholders Agreement (as defined below) did not receive any compensation for their service as directors, except as limited to expense reimbursement.

For the year ended December 30, 2013, we paid $53,809 in total compensation to Mr. Shafer, for his service as our independent director, which consisted of a $20,000 base annual retainer and a total of $33,809 for in-person attendance at board meetings and Franchise Advisory Board meetings, as well as expense reimbursement for reasonable travel expenses incurred in attending Franchise Advisory Board meetings.

Following this offering, we expect to pay independent directors a base annual retainer of $30,000 in cash and $30,000 in restricted stock subject to a one-year vesting term for their services on the Board. In addition, we expect to reimburse all directors for reasonable expenses incurred in attending meetings of the Board or any of its committees.

2014 Equity Incentive Plan

We anticipate that at the time of, or shortly after, completion of this offering, we will make changes to certain of our compensation arrangements, including those covering our NEOs and members of our Board. We expect to adopt a 2014 Equity Incentive Plan (the “2014 Plan”). The following is a summary of certain features of the 2014 Plan.

Reservation of Shares

Subject to adjustments as described below, the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2014 Plan will be 1,200,000. Any shares of common stock delivered under the 2014 Plan will consist of authorized and unissued shares, or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split or other distribution with respect to common stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change or any other change affecting common stock, appropriate and equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2014 Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

Share Counting

Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2014 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award or otherwise terminated without delivery of the shares to the participant, the shares of common stock retained by or returned to the Company will become available for future awards under the 2014 Plan. In addition, shares that are withheld or separately surrendered in payment of the exercise or purchase price or taxes relating to such an award or are not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will become available for future awards under the 2014 Plan. Awards assumed or substituted for in a merger, consolidation, acquisition of property or stock or reorganization will not reduce the share reserve.

Administration

The 2014 Plan will be administered by the Compensation Committee. Subject to the limitations set forth in the 2014 Plan, the Compensation Committee has the authority to determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, interpret the 2014 Plan and adopt rules for the administration, interpretation and application of the 2014 Plan.

Eligibility

Awards under the 2014 Plan may be granted to any employees, directors, consultants or other personal service providers of the Company or its subsidiaries.

Stock Options

Stock options granted under the 2014 Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of common stock on the date of the grant of the option. The Compensation Committee will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Compensation Committee. The maximum term of an option will be 10 years from the date of grant.

To exercise an option, the participant must pay the exercise price, subject to specified conditions, (i) in cash, (ii) in shares of common stock, (iii) through an open-market broker-assisted transaction, (iv) by reducing the number of shares of common stock otherwise deliverable upon the exercise of the stock option, (v) by combination of any of the above methods or (vi) by such other method approved by the Compensation Committee and must pay any required tax withholding amounts. All options generally are nontransferable. Dividends may not be paid and dividend equivalent rights may not be granted with respect to the shares of stock subject to stock options.

Stock Appreciation Rights

A stock appreciation right may be granted either in tandem with an option or without a related option. A stock appreciation right entitles the participant, upon settlement or exercise, to receive a payment based on the excess of the fair market value of a share of common stock on the date of settlement or exercise over the base price of the right, multiplied by the number of shares of common stock as to which the right is being settled or exercised. Stock appreciation rights may be granted on a basis that allows for the exercise of the right by the participant or that provides for the automatic payment of the right upon a specified date or event. The base price of a stock appreciation right may not be less than the fair market value of a share of common stock on the date of grant. The Compensation Committee will determine the vesting requirements and the term of exercise of each stock appreciation right, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Compensation Committee. The maximum term of a stock appreciation right will be 10 years from the date of grant. Stock appreciation rights may be payable in cash or in shares of common stock or in a combination of both. Dividends may not be paid and dividend equivalent rights may not be granted with respect to the shares of stock subject to Stock Appreciation Rights.

Restricted Stock Awards

A restricted stock award represents shares of common stock that are issued subject to restrictions on transfer and vesting requirements. The vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the Compensation Committee, and vesting may be accelerated in certain circumstances, as determined by the Compensation Committee. Unless otherwise set forth in an award agreement, restricted stock award holders will have all of the rights of a stockholder of the Company, other than the right to receive dividends, during the restricted period. Any dividends with respect to a restricted stock award that is subject to performance-based vesting will be subject to the same restrictions on transfer and vesting requirements as the underlying restricted stock award.

Restricted Stock Units

An award of restricted stock units, or “RSUs”, provides the participant the right to receive a payment based on the value of a share of common stock. RSUs may be subject to vesting requirements, restrictions and conditions to payment. RSUs may vest based solely on the continued service of the participant for a specified time period. In addition, RSUs may be denominated as performance share units, or “PSUs”, which will vest in whole or in part based on the attainment of specified performance goals established by the Compensation Committee. The vesting of RSUs may be accelerated in certain circumstances, as determined by the Compensation Committee. An RSU award will become payable to a participant at the time or times determined by the Compensation Committee and set forth in the award agreement, which may be upon or following the vesting of the award. Restricted stock unit awards are payable in cash or in shares of common stock or in a combination of both. RSUs may be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights will be subject to vesting conditions that apply to the underlying RSUs.

Stock Awards

A stock award represents shares of common stock that are issued free of restrictions on transfer and free of forfeiture conditions and to which the participant is entitled all incidents of ownership. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors’ fees or for any other valid purpose as determined by the Compensation Committee. The Compensation Committee will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a shareholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

Cash Performance Awards

A performance award is denominated in a cash amount (rather than in shares) and is payable based on the attainment of pre-established business and/or individual performance goals. The requirements for vesting may be also based upon the continued service of the participant during the performance period, and vesting may be accelerated in certain circumstances, as determined by the Compensation Committee. The maximum amount of cash compensation that may be paid to a participant during any one calendar year under all cash performance awards is $3.0 million.

Performance Criteria

For purposes of cash performance awards, as well as for any other awards under the 2014 Plan intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code, the performance criteria will be one or any combination of the following, for the Company or any identified Subsidiary or business unit, as determined by the Compensation Committee at the time of the award: (i) total stockholder return; (ii) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index; (iii) net income; (iv) pretax earnings; (v) adjusted earnings before interest expense, taxes, depreciation and amortization (“EBITDA”); (vi) pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items; (vii) operating margin; (viii) earnings per share; (ix) return on equity; (x) return on capital; (xi) return on investment; (xii) operating earnings; (xiii) working capital; (xiv) ratio of debt to stockholders’ equity; (xv) revenue; (xvi) free cash flow (generally defined as adjusted EBITDA, less cash taxes, cash interest and net capital expenditures); and (xvii) any combination of or a specified increase in any of the foregoing. Each of the performance criteria will be applied and interpreted in accordance with an objective formula or standard established by the Compensation Committee at the time of grant of the award including, without limitation, GAAP. The performance criteria may be applied on an absolute basis or relative to an identified index, peer group, or one or more competitors or other companies (including particular business segments or divisions of such companies), or may be applied after adjustment for non-controllable industry performance (such as industry attendance), as specified by the Compensation Committee.

At the time that an award is granted, the Compensation Committee may provide that performance will be measured in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, extraordinary and other unusual or non-recurring items and the cumulative effects of accounting or tax law changes.

Further, the Compensation Committee shall, to the extent provided in an award agreement, have the right, in its discretion, to reduce or eliminate the amount otherwise payable to any participant under an award and to establish rules or procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that is otherwise payable under an award. Following the conclusion of the performance period, the Compensation Committee shall certify in writing whether the applicable performance goals have been achieved.

Award Limitations

For purposes of complying with the requirements of Section 162(m) of the Internal Revenue Code, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, performance-based restricted stock awards, performance-based RSUs and performance-based stock awards granted to any participant other than a non-employee director during any calendar year will be limited to 200,000 shares of common stock for each such award type individually.

Further, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock awards, RSUs and stock awards granted to any non-employee director during any calendar year will be limited to 50,000 shares of common stock for all such award types in the aggregate.

Effect of Change in Control

Upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable law, or unless otherwise provided in the applicable award agreement, the Compensation Committee is authorized to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (excluding the consideration payable upon settlement of the awards); (iii) accelerated exercisability, vesting and/or payment; and (iv) if all or substantially all of the Company’s outstanding shares of common stock transferred in exchange for cash consideration in connection with such change in control: (A) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the Compensation Committee (contingent upon the consummation of the event), and at the end of such period, such stock options and stock appreciation rights will terminate to the extent not so exercised within the relevant period; and (B) cancellation of all or any portion of outstanding awards for fair value, as determined in the sole discretion of the Compensation Committee.

Forfeiture

The Compensation Committee may specify in an award agreement that an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, including termination of service for “cause” (as defined in the 2014 Plan), violation of material Company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the participant, or other conduct by the participant that is detrimental to the business or reputation of the Company. Unless otherwise provided by the Compensation Committee and set forth in an award agreement, if (i) a participant’s service is terminated for “cause” or (ii) after termination of service for any other reason, the Compensation Committee determines in its discretion either that, (A) during the participant’s period of service, the participant engaged in an act which would have warranted termination from service for “cause” or (B) after termination, the participant engaged in conduct that violates any continuing obligation or duty of the participant in respect of the Company or any of its subsidiaries, such participant’s rights, payments and benefits with respect to such award may be subject to cancellation, forfeiture and/or recoupment.

Right of Recapture

If a participant receives compensation pursuant to an award based on financial statements that are subsequently required to be restated in a way that would decrease the value of such compensation, the participant will, upon the written request of the Company, forfeit and repay to the Company the difference between what the participant received and what the participant should have received based on the accounting restatement, in accordance with (i) the Company’s compensation recovery, “clawback” or similar policy, as may be in effect from time to time and (ii) any compensation recovery, “clawback” or similar policy made applicable by law including the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Tax Withholding

Participants in the 2014 Plan are responsible for the payment of any taxes or similar charges required by law to be paid or withheld from an award or an amount paid in satisfaction of an award.

Deferrals of Payment

The Compensation Committee may in its discretion permit participants in the 2014 Plan to defer the receipt of payment of cash or delivery of shares of common stock that would otherwise be due by virtue of the exercise of a right or the satisfaction of vesting or other conditions with respect to an award; provided, however, that such discretion shall not apply in the case of a stock option or stock appreciation right.

Term, Amendment and Termination

The term of the 2014 Plan is 10 years from the date it was approved by the Board of Directors. The Board of Directors may amend, modify, suspend or terminate the 2014 Plan at any time. However, no termination or amendment of the 2014 Plan will materially adversely affect any award theretofore granted without the consent of the participant or the permitted transferee of the award. The Board of Directors may seek the approval of any amendment by the Company’s shareholders to the extent it deems necessary or advisable for purposes of compliance with Section 162(m) or Section 422 of the Internal Revenue Code, the listing requirements of NASDAQ, or for any other purpose.

Outstanding Incentive Awards and Anticipated Awards in Connection with this Offering

Certain of our employees and members of management historically have received management incentive awards consisting of restricted stock and/or options to purchase our common stock. These awards were typically subject to time-vesting or performance-vesting, which was based on Lee Equity reaching certain returns on its initial investment in the company. All vesting is subject to the grantee’s continued employment by us. In connection with this offering, we intend to enter into agreements with holders of performance-vesting restricted stock and performance-vesting stock options to amend the vesting provisions to be based on the volume-weighted average trading price of our common stock over a 90 trading day period. We also intend to grant all holders of restricted stock subject to time-vesting an aggregate of 438,679 stock options subject to time-vesting under the 2014 Plan, which will have the same vesting schedules as each such holder’s restricted stock, and we intend to grant all holders of restricted stock subject to performance vesting an aggregate of 202,586 stock options subject to vesting based on the volume-weighted average trading price of our common stock over a 90 calendar day period under the 2014 Plan, in each case with an exercise price equal to the initial public offering price of our common stock. In addition, in connection with this offering we intend to grant certain members of management, including our executive officers and named executive officers, an aggregate of 149,000 stock options subject to time-vesting under the 2014 Plan. These stock options will have a four-year vesting schedule and an exercise price equal to the initial public offering price of our common stock. We expect that Mr. Calwell and Mr. King, each named executive officers, will receive such options to purchase 229,698 and 66,047 shares of our common stock, respectively, as part of these anticipated grants.

Our Compensation Committee will determine, subject to employment agreements, any future equity awards that executive officers will be granted pursuant to the 2014 Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Relationship with Lee Equity

Several of our directors hold positions at Lee Equity, our private equity sponsors. Thomas H. Lee is President at Lee Equity, Benjamin Hochberg and Yoo Jin Kim are Partners at Lee Equity and Achi Yaffe is a Principal at Lee Equity. See “Management.”

Recapitalization

In October 2013, we entered into a new $177.0 million senior secured credit facility consisting of a $167.0 million senior secured term loan and a $10.0 million revolving credit facility, which includes a $2.5 million letter of credit subfacility. The proceeds of the new senior secured credit facilities were used to repay the outstanding borrowings under the 2012 Credit Facilities, to make a $31.5 million payment to holders of our Preferred Shares and to fund investments.

Reorganization

Prior to the completion of this offering, we intend to effect certain Reorganization Transactions consisting of (i) the automatic conversion of all of our outstanding Preferred Shares to 3,054,318 shares of common stock, (ii) a 1 for 2.2630 stock split for our common stock and (iii) the amendment and restatement of our certificate of incorporation.

The following table sets forth the conversion ratio applicable to each class of Preferred Shares reflecting the distribution of the equity value allocated to each class based on the initial public offering price of $11.00 per share. The conversion ratios are rounded to four decimal places.

CLASS	SHARES ISSUED AND OUTSTANDING PRIOR TO THE REORGANIZATION TRANSACTIONS	CONVERSION RATIO	SHARES OF COMMON STOCK ISSUED AND OUTSTANDING FOLLOWING CONVERSION OF PREFERRED SHARES
Series A Preferred Stock	2,853,809	1.0583	3,020,185
Series B Preferred Stock	26,551	1.2856	34,133
Common Stock	1,865,821	—	1,865,821

Total			4,920,139

Agreements Related to the Acquisition by Lee Equity

Existing Stockholders’ Agreement and Registration Rights Provisions

In connection with the Lee Equity Acquisition, we entered into a stockholders’ agreement with an affiliate of Lee Equity and the additional stockholders named therein, which was amended and restated on June 11, 2012. Under the terms of the existing stockholders’ agreement, Lee Equity has the right to designate three directors to the Board. The stockholders agreement also provides that then current Chief Executive Officer will serve as a director and that an independent director approved by both Lee Equity and the then current Chief Executive Officer shall serve on the Board. The existing stockholders’ agreement will automatically terminate in connection with this offering, except for certain provisions which explicitly survive pursuant to the terms of our existing stockholders’ agreement, including the registration rights provisions. We intend to amend and restate our existing stockholders’ agreement to reflect these surviving provisions. The registration rights provisions provide for customary registration rights, including demand and short-form registration rights for Lee Equity and piggyback registration rights for such stockholders party to our existing stockholders’ agreement, in each case of the common stock they will receive as a result of the Reorganization Transactions. We shall not be obligated to effect more than 10 demand registrations, more than one demand registration during any four-month period or any demand registration unless the aggregate gross proceeds expected to be received from the sale of securities are at least $10 million in any offering.

Lee Equity may assign all or any portion of its rights under the registration rights provisions of the existing stockholders’ agreement to its affiliates or any third party in connection with a sale by Lee Equity of 10% or more of our outstanding common stock. The registration rights provisions of the existing stockholders’ agreement will impose significant restrictions on the ability of our members of management who are stockholders party thereto to transfer shares of our common stock. Generally, shares will be nontransferable for the two year period following the initial public offering except, subject to any other lock-up period that may be in effect from time to time except transfers made pursuant to (i) certain piggyback rights, (ii) sales pursuant to an effective registration statement filed by us under the Securities Act at the request of Lee Equity, (iii) a transfer made simultaneous with or subsequent to a transfer of shares made by Lee Equity, and (iv) a transfer which would result in such management shareholder retaining the same (or greater) pro rata ownership of the voting power of the outstanding shares of our common stock as such management shareholder held prior to the transfer.

New Stockholder’s Agreement

In connection with this offering, we expect to enter into a new stockholder’s agreement with Lee Equity. The new stockholder’s agreement will set the number of directors our board of directors initially at seven, and Lee Equity (or one or more of its affiliates, to the extent assigned thereto), individually or in the aggregate, will be entitled to initially designate four directors to serve on the board of directors. Two of our initial directors will be members of management and the final initial director shall be independent. Within one year of the offering, the board of directors will increase its size to a total of nine directors, two of which will be designated by Lee Equity (or one or more of its affiliates, to the extent assigned thereto), two directors will be members of management and five directors shall be independent. So long as Lee Equity (or one or more of its affiliates, to the extent assigned thereto), individually or in the aggregate, owns (i) 20% or more of the voting power of the issued and outstanding shares of our common stock, Lee Equity will be entitled to designate two director designees or (ii) 10% or more of the voting power of the issued and outstanding shares of our common stock, Lee Equity will be entitled to designate one director designee, in each case to serve on the board of directors at any meeting of stockholders at which directors are to be elected to the extent that Lee Equity does not have a director designee then serving on the board of directors. Lee Equity’s director designees will initially be Benjamin Hochberg, Yoo Jin Kim, Thomas H. Lee and Achi Yaffe.

In furtherance of our amended and restated certificate of incorporation, the new stockholder’s agreement will provide that Lee Equity and its affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to Lee Equity or its affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that neither Lee Equity nor its affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Lee Equity, as part of a privately negotiated sale of 10% or more of its shares, may assign all or any portion of its rights under the stockholder’s agreement to any transferee. The new stockholder’s agreement will terminate upon the written request of Lee Equity or at such time as Lee Equity own less than 10% of our common stock.

For so long as Lee Equity owns 10% or more of the voting power of the outstanding shares of our common stock, Lee Equity will be granted access to some of our customary non-public information and members of our management team and shall have the ability to share such material non-public information with any potential purchaser of us that executes an acceptable confidentiality agreement with us, which will involve a prohibition on trading or material non-public information.

The new stockholder’s agreement will also provide that we will pay the costs and expenses included in connection with the preparation, negotiation, and execution of the new stockholder’s agreement and that Lee Equity will be reimbursed for its costs and expenses in connection with enforcing its rights and remedies under and pursuant to the new stockholder’s agreement.

The new stockholder’s agreement will also provide that, so long as Lee Equity owns 25% or more of the voting power of the outstanding shares of our common stock, the following actions by us will require the prior written approval of Lee Equity:

■

any issuance of our equity securities or any of our subsidiaries other than the granting of options or shares of common stock to members of our management or the issuance of shares of common stock in connection with the exercise of such options;

■	the declaration or payment of non-pro rata dividends or other non-pro rata distributions in respect of our capital stock or make any non-pro rata repurchase of our equity securities;

■

our incurrence of indebtedness for borrowed money (other than indebtedness incurred under the existing revolver or in connection with the refinancing of our existing indebtedness) in excess of 4.5 times leverage;

■	our entering into any change in control transaction;

■

the making by us of any investment in, or the acquisition or disposition of, any assets or entity (other than investments in wholly owned subsidiaries) in each case in excess of $25.0 million or the entry into any material joint ventures, partnerships or similar arrangements;

■

any adoption of a new equity-based incentive plan, any increase in the maximum number of shares of common stock available to participants in our existing equity-based incentive plans or material change to the vesting schedule or the termination of any of our existing equity-based incentive plans;

■

any material increase in the salary of our Chief Executive Officer (other than for standard cost of living adjustments) and any material changes to the bonus structure applicable to our Chief Executive Officer as is in effect as of the date of the offering;

■	certain amendments to our organizational documents in a manner that would be adverse to Lee Equity;

■	any material change to our business of being the owner and/or franchisor of stores and restaurants that sell or serve pizza and other food items; and

■	any change to the number of directors serving on our board.

Lee Equity will have the right to assign any of its governance rights to its affiliates or to a third party in connection with the sale by Lee Equity of 10% or more of the issued and outstanding shares of our common stock.

Advisory Services and Monitoring Agreement

In May 2010 we entered into an advisory services and monitoring agreement with Lee Equity in connection with our acquisition by them, whereby we agreed to pay Lee Equity a fee for advisory and monitoring services. Monitoring and advisory services include, but are not limited to, financial, managerial and operation advice in connection with day-to-day operations, such as the development and implementation of strategies for improving our operating, marketing and financial performance, as well as such other services that we agree on (such as those relating to consulting services, human resources and executive recruitment services). Under the agreement we pay an annual fee of $500,000, payable in $125,000 installments quarterly, during the term of the agreement which is set to expire on December 31, 2020. Pursuant to this agreement, we also paid Lee Equity a transaction fee of $2.1 million on the closing date of the Lee Equity Acquisition, an additional transaction fee of $1.3 million in June 2012 for financial advice in connection with the 2012 Refinancing, and a transaction fee of $1.8 million in connection with the Recapitalization. We intend to terminate the advisory services and monitoring agreement upon consummation of this offering and pay Lee Equity a $1.5 million termination fee with the proceeds of this offering. See “Use of Proceeds.”

Employee Loans

On June 7, 2011 we made a loan to Ken Calwell, our current President and Chief Executive Officer, for approximately $548,000, bearing interest at an annual rate of 0.55% pursuant to a promissory note dated May 25, 2011, which was subsequently amended in June 2011 to pay for the purchase of our common stock by Mr. Calwell. In June 2012, this note was replaced with a promissory note for the same amount and interest rate and mature on the earlier of 30 days prior to the filing of an S-1 with the SEC or June 2014.

In 2012, we made an aggregate of approximately $208,000 of loans to Jayson Tipp, our Senior Vice President of Strategy, pursuant to three promissory notes. The notes for $40,000, $50,000, $86,000 and $32,000 bear interest at rates of 0.88%, 0.88%, 0.24% and 0.88%, respectively, and mature on the earlier of 30 days prior to the filing of an S-1 with the SEC or November 2017, September 2017, November 2015 and September 2017, respectively.

In 2013, we made a loan to Dan Harmon, our Senior Vice President of Operations, for approximately $196,000, pursuant to a promissory note. The note bears interest at an annual rate of 0.22% and matures on the earlier of 35 months from the date of the note or upon seven days written notice from the Company.

All of these loans were issued by Papa Murphy’s International LLC, our wholly owned subsidiary, and all were repaid on March 11, 2014.

Share Repurchases and Option Grants

On March 11, 2014, we repurchased 27,103 shares of common stock from Ken Calwell, our President and Chief Executive Officer, at a purchase price of $26.80 per share. We also granted Mr. Calwell fully vested options to purchase 27,103 shares of common stock at an exercise price of $26.80 per share.

On March 11, 2014, we repurchased 2,666 shares of common stock from Jayson Tipp, our Senior Vice President of Strategy, at a purchase price of $26.80 per share. We also accelerated the vesting term of 5,334 shares of Mr. Tipp’s common stock subject to time-vesting and 1,412 shares of common stock subject to performance-vesting and repurchased these shares at a purchase price of $26.80 per share. In addition, we granted Mr. Tipp fully vested options to purchase 2,666 shares of common stock, options subject to time-vesting to purchase 5,334 shares of common stock and options subject to performance-vesting to purchase 1,412 shares of common stock, in each case at an exercise price of $26.80 per share.

On March 11, 2014, we repurchased 667 shares of common stock from Dan Harmon, our Senior Vice President of Operations, at a purchase price of $26.80 per share. We also accelerated the vesting term of 6,667 shares of Mr. Harmon’s common stock subject to time-vesting and 601 shares of common stock subject to performance-vesting and repurchased these shares at a purchase price of $26.80 per share. In addition, we granted Mr. Harmon fully vested options to purchase 667 shares of common stock, options subject to time-vesting to purchase 6,667 shares of common stock and options subject to performance-vesting to purchase 601 shares of common stock, in each case at an exercise price of $26.80 per share.

All of the repurchased shares were issued and all of the options were granted under the Amended 2010 Management Incentive Plan. We repurchased the shares of common stock pursuant to the terms thereof at a price equal to the then-current fair market value of our common stock, as determined by a third party valuation firm. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies–Share-based Compensation—Valuation of Common Stock and Preferred Shares.”

Project Pie

Our Investment

In December 2013, Project Pie Holdings, a non-wholly owned subsidiary, purchased 387 Series A Units of Project Pie, a fast casual custom-pizza restaurant chain, for an aggregate purchase price of $2.0 million, payable in cash. In March 2014, we made an additional $500,000 investment in Project Pie for 97 preferred convertible units. Each such Series A Unit is convertible at our option into one common unit of Project Pie. On a fully converted basis, these investments represent 30.3% of all issued and outstanding Project Pie common units. Until December 2016, the board of managers of Project Pie has the right to request further capital funding from us in exchange for additional Series A Units up to an aggregate value of $2.5 million. After that, the board of managers of Project Pie may continue to request capital funding from us up to an aggregate value of $5.0 million, in exchange for which we may purchase additional Series A Units at our option. We also have the right to purchase common units from other members following the completion of Project Pie’s fiscal year 2015 audited financial statements in an amount that would increase our ownership of all common units to 51% on a fully converted basis. Similarly, following the completion of Project Pie’s fiscal year 2017 audited financial statements, we have the right to purchase all of the common units from other members, subject to certain exceptions. We also have certain preemptive and registration rights with respect to Project Pie’s securities as well as consent and voting rights with respect to certain significant matters, including certain change of control transactions, issuances of new equity securities, certain matters related to operations and the incurrence of significant debt. In addition, we may designate two members of Project Pie’s board of managers, which initially are John Barr, our Chairman, and Yoo Jin Kim, one of our directors and a partner at Lee Equity. Mr. Barr serves as chairman of Project Pie and of the Project Pie board of managers.

Relationship with Our Chairman

We own approximately 89% of the equity interests in Project Pie Holdings, and John Barr, our Chairman, owns the remaining 11%. In November 2013, Mr. Barr provided $550,000 in bond financing to Project Pie bearing interest at 6% (the “Bridge Note”). Project Pie used a portion of the proceeds of the Project Pie Holdings investment in Series A Units to repay the Bridge Note.

Mr. Barr is party to an employment agreement, effective as of January 1, 2014, with Project Pie pursuant to which he serves as Project Pie’s chairman in an executive capacity. The employment agreement has an initial term until December 31, 2016, and may be extended for an additional twelve-month period upon terms mutually agreeable between Mr. Barr and Project Pie. Under the terms of his employment agreement, Mr. Barr is entitled to a base salary of $100,000 for 2014, $150,000 for 2015 and $200,000 for 2016, and such base salary may be reviewed and increased annually at the discretion of the Project Pie board of managers based on Mr. Barr’s performance and the performance of Project Pie. Mr. Barr also will be eligible to participate in any benefits plans offered by Project Pie on the same basis as other senior executives of Project Pie. In addition, Mr. Barr may be entitled to certain payments if he is terminated by Project Pie without cause.

Stock Repurchase and Put Option

In July 2011, we entered into a Stock Repurchase and Put Option Agreement with John Barr pursuant to which we repurchased shares of our common stock from Mr. Barr. This agreement was terminated on December 30, 2013. See “Executive and Director Compensation—Employment Agreements—John Barr—Stock Repurchase and Put Option Agreement.”

Dividends

On June 12, 2012, we made a $36.1 million payment to holders of our Series A Preferred Stock (including Series A Preferred Stock subject to put options). In connection with this offering, all of our Series A Preferred Stock and Series B Preferred Stock will be exchanged for shares of common stock. See “Summary—Reorganization Transactions.” In October 2013, we made a $31.5 million payment to holders of our Preferred Shares from the proceeds of the new senior secured credit facilities. See “Summary—Recapitalization.”

Board Compensation

Upon the consummation of this offering, directors who are our employees, employees of our subsidiaries or employees of Lee Equity will receive no compensation for their service as members of our Board. Our other directors will receive compensation for their service as members of our Board as described in “Executive and Director Compensation—Director Compensation.”

Employment Agreements

We have entered into an employment agreement with each of our NEOs as well as other executive officers. See “Executive and Director Compensation—Employment Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. A “related person transaction” is a transaction or arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has a direct or indirect material interest in such transaction. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i) and (ii) above. The audit committee will review all related person transactions and, where the audit committee determines that such transactions are in our best interests, approve such transactions in advance of such transaction being given effect.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee. Our policy also includes certain exceptions for transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information as of May 1, 2014 regarding the beneficial ownership of our common stock (1) immediately following the Reorganization Transactions and the Share Repurchase but prior to this offering and (2) as adjusted to give effect to this offering by:

■	each person or group who is known by us to own beneficially more than 5% of our common stock;

■	each member of our Board and each of our named executive officers;

■	all members of our Board and our executive officers as a group; and

■	each selling stockholder.

For further information regarding material transactions between us and certain of our selling stockholders, see “Certain Relationships and Related Person Transactions.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 11,134,070 shares of common stock outstanding as of May 1, 2014 after giving effect to the Reorganization Transactions and the Share Repurchase and 16,967,403 shares of common stock outstanding after giving effect to the Reorganization Transactions, the Share Repurchase and this offering, assuming no exercise of the underwriters’ option to purchase additional shares from the selling stockholders, or 16,967,403 shares of common stock, assuming full exercise of the option to purchase additional shares from the selling stockholders. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. The table below includes options to purchase our common stock that we intend to grant to holders of our restricted stock in connection with this offering and that will be exercisable within 60 days of the date of this prospectus. See “Executive and Director Compensation — Outstanding Incentive Awards and Anticipated Awards in Connection with this Offering.” Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 8000 NE Parkway Drive, Suite 350, Vancouver, WA 98662.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED BEFORE THIS OFFERING		SHARES OF COMMON STOCK BENEFICIALLY OWNED AFTER THIS OFFERING (ASSUMING NO EXERCISE OF THE OPTION TO PURCHASE ADDITIONAL SHARES)(1)		SHARES OF COMMON STOCK OFFERED ASSUMING FULL EXERCISE OF THE OPTION TO PURCHASE ADDITIONAL SHARES		SHARES OF COMMON STOCK BENEFICIALLY OWNED AFTER THIS OFFERING ASSUMING FULL EXERCISE OF THE OPTION TO PURCHASE ADDITIONAL SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES
5% stockholders:
Lee Equity (2)	6,906,054	62.0%	6,906,054	40.7%	602,399	3.6%	6,303,655	37.2%
Thrivent White Rose Fund (3).	1,468,188	13.2%	1,468,188	8.7%	128,066	*	1,340,122	7.9%
AI PM Holdings LP (4)	986,574	8.9%	986,574	5.8%	86,056	*	900,518	5.3%
Named executive officers and directors:
Ken Calwell (5)	410,138	3.6%	410,138	2.4%	—	*	410,138	2.4%
Janet Pirus	35,905	*	35,905	*	—	*	35,905	*
John D. Barr (6)	405,345	3.6%	405,345	2.4%	—	*	405,345	2.4%
Kevin King (7)	116,267	1.0%	116,267	*	—	*	116,267	*

	SHARES OF COMMON STOCK BENEFICIALLY OWNED BEFORE THIS OFFERING		SHARES OF COMMON STOCK BENEFICIALLY OWNED AFTER THIS OFFERING (ASSUMING NO EXERCISE OF THE OPTION TO PURCHASE ADDITIONAL SHARES)(1)		SHARES OF COMMON STOCK OFFERED ASSUMING FULL EXERCISE OF THE OPTION TO PURCHASE ADDITIONAL SHARES		SHARES OF COMMON STOCK BENEFICIALLY OWNED AFTER THIS OFFERING ASSUMING FULL EXERCISE OF THE OPTION TO PURCHASE ADDITIONAL SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES	NUMBER OF SHARES	PERCENTAGE OF SHARES
John D. Shafer, Jr. (8)	24,937	*	24,937	*	—	*	24,937	*
Thomas H. Lee (9)	—	*	—	*	—	*	—	*
Yoo Jin Kim (10)	17,385	*	17,385	*	1,517	*	15,868	*
Benjamin Hochberg	—	*	—	*	—	*	—	*
Achi Yaffe	—	*	—	*	—	*	—	*
All directors and executive officers as a group (12 persons)(11)	1,118,738	9.8%	1,118,738	6.5%	1,517	*	1,117,221	6.5%
Other Selling Stockholders:
Gleacher Mezzanine Fund II, L.P. (12)	377,409	3.4%	377,409	2.2%	32,921	*	344,488	2.0%
ARCC PCP L.P. (13)	147,983	1.3%	147,983	*	12,908	*	135,075	*
North Point Investment Portfolio, LLC (14)	49,325	*	49,325	*	4,303	*	45,022	*
Mark K. Gormley (15)	7,338	*	7,338	*	640	*	6,698	*
Jenifer Anhorn	7,887	*	7,887	*	688	*	7,199	*
Russell Barton (16)	3,084	*	3,084	*	79	*	3,005	*
Richard V.Dreasher	26,134	*	26,134	*	2,280	*	23,854	*
Judy Gunderson	994	*	994	*	87	*	907	*
Richard S. Key (17)	12,301	*	12,301	*	132	*	12,169	*
Richard H. Larsen (18)	11,344	*	11,344	*	514	*	10,830	*
Steven L. Millard (19)	3,084	*	3,084	*	79	*	3,005	*
James E. Perkins (20)	24,439	*	24,439	*	1,203	*	23,236	*
Sergio Valenzuela (21)	3,084	*	3,084	*	79	*	3,005	*
Shauna Walker (22)	16,055	*	16,055	*	522	*	15,533	*
Craig Weiss (23)	49,205	*	49,205	*	526	*	48,679	*

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)	Beneficial ownership does not include any shares that may be purchased in this offering. See “Underwriting.”
(2)

Represents shares held by LEP Papa Murphy’s Holdings, LLC, (“LEP Papa Murphy’s”) an affiliate of Lee Equity. Lee Equity Partners, LLC, a Delaware limited liability company (the “Investment Manager”), is the non-member manager of LEP Papa Murphy’s and serves as the investment manager of the members of LEP Papa Murphy’s (the “Lee Equity Funds”). Thomas H. Lee is the sole member of the Investment Manager. Thomas H. Lee is also a managing member of the general partner of each of the Lee Equity Funds (the “General Partner”), and any action, consent, approval, election, decision or determination of the managing members of the General Partner requires Mr. Lee’s consent. The principal business address of Lee Equity is 650 Madison Avenue, 21st Floor, New York, NY 10022.

(3)

Represents shares held by Thrivent White Rose Fund III Equity Direct, L.P. (“Thrivent White Rose Fund”). Thrivent White Rose GP III, LLC is the general partner of Thrivent White Rose Fund. Thrivent Financial for Lutherans, a Wisconsin fraternal benefit society that is owned by its members, is the managing member of, and controls, Thrivent White Rose GP III, LLC. Thrivent Financial for Lutherans is a not-for-profit, Fortune 500 financial services membership organization owned by approximately 2.5 million members and managed by a board of directors. Glen J. Vanic, Timothy P. Wegener, Geoffrey A. Huber and Jen W. Wilson, each of whom is a member of the general partner of Thrivent White Rose Fund, share voting and investment power over shares held by Thrivent White Rose Fund and may be deemed to have beneficial ownership of these shares. Each of Glen J. Vanic, Timothy P. Wegener, Geoffrey A. Huber and Jen W. Wilson disclaims beneficial ownership of the shares of common stock held by Thrivent White Rose Fund. The principal business address of Thrivent White Rose Fund is 625 Fourth Ave. S., Minneapolis, MN 55415-1665.

(4)

Represents beneficial ownership of common stock held directly by AI PM Holdings LP. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the shares of common stock held directly by AI PM Holdings LP. Access Industries, Inc. is the general partner of AI PM Holdings LP and, as a result, may be deemed to have voting and investment control over the shares of common stock owned directly by AI PM Holdings LP. Len Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the shares of common stock held by AI PM Holdings LP. Access Industries, Inc. and Mr.

Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AI PM Holdings LP, disclaim beneficial ownership of the shares of common stock held by AI PM Holdings LP. The principal business address of AI PM Holdings LP is 730 Fifth Avenue, 20th Floor, New York, NY 10019.
(5)

Includes options to purchase 61,332 shares of common stock currently exercisable or exercisable within 60 days of the date of this prospectus and options to purchase 102,238 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.

(6)	Includes options to purchase 55,817 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(7)	Includes options to purchase 23,132 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(8)	Includes options to purchase 4,626 shares of common stock to be granted in connection with this offering that will be exercisable within 60 days of the date of this prospectus.
(9)	Does not include shares held by LEP Papa Murphy’s.
(10)

Represents shares held by MLPF&S Custodian for the benefit of Yoo Jin Kim IRA. The principal business address of Yoo Jin Kim is c/o Lee Equity Partners 650 Madison Avenue, 21st Floor, New York, NY 10022.

(11)

Includes options to purchase 87,877 shares of common stock currently exercisable or exercisable within 60 days of the date of this prospectus and options to purchase 211,551 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.

(12)

Represents shares held by Gleacher Mezzanine Fund II, L.P. (“Mezzanine Fund”). The Mezzanine Fund is a pooled investment vehicle managed by Arrowhead Mezzanine LLC, an investment adviser registered with the United States Securities and Exchange Commission (“Arrowhead”). A majority of Arrowhead’s Investment Committee with respect to the Mezzanine Fund, which is comprised of Mary P. Gay, Phillip Krall, Elliott Jones, Craig Pisani, Eric Gleacher and Jeffery Tepper are responsible for directing the votes of any shares in any company held by the Mezzanine Fund. The principal business address of Mezzanine Fund is 55 Railroad Avenue, Greenwich, CT 06830.

(13)

The reported shares are owned by ARCC PCP L.P., a wholly-owned subsidiary of Ares Capital Corporation (“ARCC”), a Maryland corporation, and whose stock is traded on The NASDAQ Global Select Market under the symbol “ARCC”. ARCC is externally managed by its investment advisor, Ares Capital Management LLC (“Ares Capital Management”). ARCC as so advised by Ares Capital Management has voting and dispositive power over the reported securities. The address for Ares Capital Management is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(14)

Represents shares held by North Point Investment Portfolio, LLC (“North Point”). David Jacquin exercises voting and investment power over shares held by North Point and may be deemed to have beneficial ownership of these shares. The principal business address of North Point is 580 California Street, Suite 2000, San Francisco, CA 94104.

(15)	Represents shares held in trust for the benefit of Mark K. Gormley. The principal business address of Mark K. Gormley is c/o Lee Equity Partners 650 Madison Avenue, 21st Floor, New York, NY 10022.
(16)	Includes options to purchase 970 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(17)	Includes options to purchase 1,175 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(18)	Includes options to purchase 2,424 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(19)	Includes options to purchase 970 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(20)	Includes options to purchase 4,848 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(21)	Includes options to purchase 970 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(22)	Includes options to purchase 3,879 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.
(23)	Includes options to purchase 4,700 shares of common stock to be granted in connection with this offering and exercisable within 60 days of the date of this prospectus.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Credit Facility

In October 2013, we and certain of our subsidiaries entered into a senior secured credit facility (as amended through the date hereof, the “Credit Facility”), which includes (a) $167.0 million in senior secured term loans which were fully drawn on the closing date for the Credit Facility and (b) $10.0 million in the form of a revolving credit facility, which includes a $2.5 million letter of credit subfacility.

Interest Rates and Fees

Borrowings under the Credit Facility bear interest at a rate per annum equal to an applicable margin, plus, at our option, either (a) base rate determined by reference to the highest of (i) the prime commercial lending rate determined by the administrative agent to the be the “prime rate” as in effect on such day, (ii) the federal funds effective rate plus 0.50% per annum and (iii) a LIBOR rate (which shall be no less than 1.00% per annum) determined for an interest period of one month, plus 1.00% per annum or (b) a LIBOR rate (which shall be no less than 1.00% per annum) determined for the specified interest period. The applicable margin for borrowings under the Credit Facility is (a) initially, 4.75% for base rate borrowings and 5.75% for LIBOR borrowings when our leverage ratio is greater than 4.25 to 1.00 and (b) 3.50% for base rate borrowings and 4.50% for LIBOR borrowings when our leverage ratio is equal to or less than 4.25 to 1.00.

Additionally, the following fees are required to be paid pursuant to the terms of the Credit Facility: (a) a commitment fee is charged on the average daily unused portion of the revolving credit commitments of 0.50% per annum, (b) a letter of credit fee is charged on the aggregate face amount of outstanding letters of credit under the Credit Facility at a per annum rate equal to the interest rate margin for LIBOR loans under the Credit Facility, (c) a fronting fee is charged on the aggregate face amount of outstanding letters of credit in an amount equal to the issuer’s prevailing market rates at the time of issuance and (d) a customary annual administration fee to the administrative agent thereunder.

Mandatory Prepayments

The Credit Facility requires us to prepay, subject to certain exceptions, the loans with:

■	100% of the net cash proceeds of any incurrence of debt other than debt permitted under the Credit Facility.

■	100% of the net cash proceeds of certain equity issuances.

■

100% of net cash proceeds above a threshold amount for certain asset sales and other recovery events (including loss, destruction and condemnation), subject to reinvestment rights and certain other exceptions.

■	50% (subject to step-downs to 25% and 0% based upon specified leverage ratio levels) of our annual excess cash flow.

■

Any proceeds from an initial public offering in an amount not less than an amount sufficient to cause our leverage ratio to be less than or equal to 4.25 on a pro forma basis (or, if less, the net issuance proceeds from such initial public offering).

Voluntary Prepayments

We may voluntarily reduce the utilized portion of the commitment amount and prepay loans under the Credit Facility at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR borrowings and subject to certain notice requirements and minimum amounts. If we are to refinance or reprice the term loans under the Credit Facility within eighteen months of the closing date thereunder through the incurrence of long term secured loan financing (including by way of amendment to the Credit Facility) that has an all in yield that is less than the all in yield applicable to the term loans immediately prior to such transaction, we will be required to pay a 1.00% prepayment premium on the term loans that are repaid or repriced.

Amortization and Final Maturity

We are required to make scheduled quarterly payments under the Credit Facility equal to 0.25% of the original amount of term loans thereunder, with the balance due on October 25, 2018.

Guarantees and Security

All obligations under the Credit Facility are unconditionally guaranteed by Papa Murphy’s Intermediate, Inc. (“Intermediate”) and certain of our existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under the Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

■

a first-priority pledge of all of our equity interests directly held by Intermediate and a first-priority pledge of all of the capital stock directly held by us and our subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary will be limited to 65% of the voting capital stock and 100% of the non-voting stock of any first-tier foreign subsidiary); and

■	a first-priority security interest in substantially all of our, and the guarantors’ tangible and intangible assets, including certain deposit accounts.

Certain Covenants and Events of Default

The Credit Facility requires us to maintain certain financial ratios, including a leverage ratio (based upon the ratio of net funded indebtedness (subject to a cap on netted cash and cash equivalents) to Credit Agreement EBITDA) and a minimum interest coverage ratio as well as cap on the overall amount of capital expenditures made during any fiscal year. The financial ratios required under the Credit Facility become more restrictive over time. In the event that we fail to comply with the leverage ratio or the interest coverage ratio, we will have the option to include any cash equity contributions to us in the calculation of Credit Agreement EBITDA for the purpose of determining compliance with such covenants (a “Specified Equity Contribution”), subject to (i) there being no more than four Specified Equity Contributions since the closing date of the Credit Facility, (ii) the aggregate amount of the Specified Equity Contributions not exceeding $4.0 million and (iii) certain other conditions and limitations.

The Credit Facility contains a number of restrictive covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

■	incur additional indebtedness or other contingent obligations;

■	pay dividends on our equity interests or redeem, repurchase or retire our equity interests;

■	make investments, acquisitions, loans and advances;

■	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed to us from our subsidiaries;

■	engage in transactions with our affiliates;

■	sell, transfer or otherwise dispose of our assets, including capital stock of our subsidiaries;

■	materially alter the business we conduct;

■	modify organizational documents in a manner that is materially adverse to the lenders under the Credit Facility;

■	change our fiscal year;

■	consolidate, merge, liquidate or dissolve;

■	incur liens;

■	engage in sale-leaseback transactions; and

■	make payments in respect of subordinated debt.

The Credit Facility also contains certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the Credit Facility are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which include, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, invalidity of subordination provisions of the subordinated debt and changes of control, which is not expected to be triggered by this offering.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect following the Reorganization Transactions and at the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

After the Reorganization Transactions, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.

Following the consummation of this offering, 16,967,403 shares of common stock will be outstanding and no shares of preferred stock will be outstanding.

Common Stock

Holders of our common stock are entitled to the following rights:

Voting Rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Preferred Stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock, and we have no agreements or current plans for the issuance of any shares of preferred stock.

Classified Board

Our amended and restated certificate of incorporation will provide that our Board will consist of between seven and nine directors, as long as any shares of common stock are outstanding and that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of two directors, Class II will initially consist of two directors, and Class III will initially consist of three directors. The Class I directors, whose terms will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Yoo Jin Kim and Benjamin Hochberg. The Class II directors, whose terms will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Thomas H. Lee and Achi Yaffe. The Class III directors, whose terms will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Ken Calwell, John Barr and John Shafer. Under the new stockholder’s agreement that we expect to enter into in connection with this offering, for so long as Lee Equity (or one or more of its affiliates, to the extent assigned thereto), individually or in the aggregate owns (i) 20% or more of the voting power of the issued and outstanding shares of our common stock, Lee Equity will be entitled to designate two director designees or (ii) 10% or more of the voting power of the issued and outstanding shares of our common stock, Lee Equity will be entitled to designate one director designee, in each case to serve on the board of directors at any meeting of stockholders at which directors are to be elected to the extent that Lee Equity does not have a director designee then serving on the board of directors. We will take all necessary actions, including, among other things, calling a special meeting of the stockholders, to ensure that Lee Equity has at least one or two designees, as the case may be. Accordingly, we expect that after the first anniversary of this offering, at least two of the Lee Equity representatives serving on our board will resign. See “Description of Capital Stock—Common Stock—Anti-takeover Provisions” and “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—New Stockholder’s Agreement.”

Upon consummation of this offering, our Board will initially consist of seven directors.

Our amended and restated certificate will provide that directors may only be removed for cause by the affirmative vote of the remaining members of the Board or the holders of at least 66 2/3% of the voting power of all outstanding shares of common stock then entitled to vote on the election of directors. Directors appointed by Lee Equity may be removed from office with or without cause by the affirmative vote of Lee Equity without a meeting.

The classification of our Board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our Board or, at the request of Lee Equity so long as Lee Equity (or its affiliates) owns at least 10% of the voting power of all outstanding shares of our common stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of the Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to a stockholders’ agreement that will remain in effect following the offering. See “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—Existing Stockholders’ Agreement and Registration Rights Provisions.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Amendment to Bylaws and Amended and Restated Certificate of Incorporation.

Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board of Directors and (i) if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment or (ii) if related to provisions regarding the classification of the Board of Directors, the removal of directors, indemnification, corporate opportunities, business combinations, forum, severability, the provision opting-out of Section 203 of the DGCL, or the amendment of our bylaws or amended and restated certificate of incorporation, thereafter be approved by 66 2/3% of the outstanding shares entitled to vote on the amendment. Our amended and restated bylaws may be amended subject to any limitations set forth in the bylaws (x) by the affirmative vote of a majority of the directors then in office, without further stockholder action or (y) by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote generally in the election of directors; provided that any amendment to Lee Equity’s right to call a special meeting or with respect to priority of indemnification and insurance will require the affirmative approval of Lee Equity or any person that acquires (other than through a registered public offering or through a broker’s transaction executed on any securities exchange or over-the-counter market) from Lee Equity 10% or more of our issued and outstanding common stock.

Section 203 of the DGCL

Upon the closing of this offering, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law or DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some shareholders. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they will provide that Lee Equity, or any affiliate thereof or any person or entity which acquires from any of the foregoing stockholders beneficial ownership of 5% or more of then outstanding shares of our voting stock in a transaction other than through a registered public offering or through any broker’s transaction executed on any securities exchange or other over-the-counter market shall not be deemed an “interested stockholder” for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Corporate Opportunities

Our amended and restated certificate of incorporation and new stockholder’s agreement will provide that directors appointed by the funds managed or advised by Lee Equity Partners, LLC do not have any obligation to offer us an opportunity to participate in business opportunities presented to Lee Equity even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, the funds managed Lee Equity Partners, LLC will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

Listing

We have been approved to have our common stock listed on NASDAQ under the symbol “FRSH”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have 16,967,403 shares of our common stock outstanding. Of these shares, the 5,833,333 shares sold in this offering (or 6,708,332 shares, if the underwriters exercise their option to purchase additional shares from the selling stockholders in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, each of our directors, executive officers and the selling stockholders, as well as certain other stockholders, representing 10,259,071 shares of our common stock, will enter into lock-up agreements described under “Underwriting” that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances. In addition, holders of shares purchased in this offering pursuant to the Directed Share Program will also enter into these lock-up agreements.

In addition, following the expiration of the lock-up period, and assuming no exercise of the underwriters’ option to purchase additional shares from the selling stockholders, the holders of an aggregate of 1,068,022 shares of our common stock will be subject to certain restrictions in transferring shares. The holders of an aggregate of 10,259,071 shares of our common stock will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain Relationships and Related Person Transactions—Agreements Related to the Acquisition by Lee Equity—Existing Stockholders’ Agreement and Registration Rights Provisions.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

■	one percent of the total number of shares of our common stock outstanding; or

■	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register 1,200,000 shares of our common stock to be issued or reserved for issuance under the 2014 Plan. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Upon consummation of this offering, we expect to have 790,265 shares of common stock issuable upon exercise of outstanding options issued under the 2014 Plan.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. Holder (as defined below), and is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of tax accounting, entities that are treated as partnerships for U.S. federal income tax purposes (and investors in such entities), “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction or other integrated investment. In addition, this discussion does not address the Medicare tax on certain investment income, any state, local or foreign tax laws or any U.S. federal tax law other than U.S. federal income and estate tax law (such as gift tax laws).

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

■	an individual who is a citizen or resident of the United States,

■

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

■	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

■

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Department regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (1) for at least 183 days during the calendar year, or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF OUR COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

■	effectively connected with the non-U.S. Holder’s conduct of a U.S. trade or business, and

■

in the case a treaty applies, attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the United States within the meaning of such treaty.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate (or a lower rate that may be specified by an applicable tax treaty).

Distributions on Common Stock

We do not anticipate making any distributions on our common stock. See “Dividend Policy.” If distributions (other than certain stock distributions) are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock (as described in “—Disposition of Common Stock” below). If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or other applicable form, claiming an exemption from or reduction in withholding tax under the applicable tax treaty. Such form must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If dividends are considered U.S. trade or business income, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates and potential branch profits tax (as described in “—U.S. Trade or Business Income” above) but will not be subject to withholding tax, provided a properly executed Internal Revenue Service Form W-8ECI, or other applicable form, is filed with the payor.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced withholding rate under an income tax treaty with respect to dividends paid with respect to our common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or other applicable form, as discussed above, you must also provide your U.S. taxpayer identification number.

If you are eligible for a reduced rate of U.S. withholding tax with respect to a distribution on our common stock, you may obtain a refund from the Internal Revenue Service of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

■	the gain is U.S. trade or business income;

■	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

■

we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. Holder’s holding period for our common stock.

If you are a non-U.S. Holder with gain described in the first bullet above, you generally will be subject to tax as described in “—U.S. Trade or Business Income.” If you are a non-U.S. Holder described in the second bullet above, you generally will be subject to a flat tax at a 30% rate (or lower applicable treaty rate) on the gain, which may be offset by certain U.S. source losses.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide property interests and (b) its other assets used or held for use in a trade or business. We believe that we are not currently a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we will not become a USRPHC.

The tax relating to stock in a USRPHC does not apply to a non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. As of the date of this offering, our common stock is traded on an established securities market.

No assurance can be given that we will not be a USRPHC or that our common stock will be considered regularly traded on an established securities market when a non-U.S. Holder disposes of shares of our common stock. Non-U.S. Holders are urged to consult with their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal Estate Tax

Individuals, or an entity the property of which is includable in an individual’s gross estate for U.S. federal estate tax purposes, should note that common stock held at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify to the payor your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Other Withholding Requirements

Non-U.S. Holders of our common stock may be subject to U.S. withholding tax at a rate of 30% under sections 1471 through 1474 of the Code (commonly referred to as “FATCA”). This withholding tax may apply if a non-U.S. Holder (or any foreign intermediary that receives a payment on a non-U.S. Holder’s behalf) does not comply with certain U.S. information reporting requirements. The payments potentially subject to this withholding tax include dividends on, and gross proceeds from the sale or other disposition of, our common stock. If FATCA is not complied with, the withholding tax described above will apply to dividends paid on or after July 1, 2014, and to gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. Certain non-U.S. governments have entered into agreements with the United States (and additional non-U.S. governments are expected to enter into such agreements) to implement FATCA in a manner that may be different than described above. Non-U.S. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated May 1, 2014, among us, the selling stockholders and Jefferies LLC and Robert W. Baird & Co. Incorporated, as the representatives of the underwriters named below and as joint bookrunning managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITERS	NUMBER OF SHARES
Jefferies LLC	2,041,667
Robert W. Baird & Co. Incorporated	1,400,000
Wells Fargo Securities, LLC	641,667
William Blair & Company, L.L.C.	583,333
Raymond James & Associates, Inc.	583,333
Stephens Inc.	583,333

Total	5,833,333

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with this offering and depending on the applicable facts and circumstances, a selling stockholder may be deemed to be an “underwriter” within the meaning of such term under the Securities Act. The selling stockholders purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Based upon such facts and circumstances, including when and how shares of the Company’s common stock were acquired, none of the selling stockholders believes that it should be considered an “underwriter” within the meaning of such term under the Securities Act.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.462 per share of common stock. After the offering, the initial public offering price and concession to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the selling stockholders.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$11.00	$11.00	$64,166,663	$64,166,663
Underwriting discounts and commissions paid by us	$0.77	$0.77	$4,491,666	$4,491,666
Proceeds to us, before expenses	$10.23	$10.23	$59,674,997	$59,674,997
Underwriting discounts and commissions paid by the selling stockholders		$0.77		$673,749
Proceeds to the selling stockholders, before expenses		$10.23		$8,951,240

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3.25 million. We estimate expenses payable by the selling stockholders in connection with this offering, if the underwriters exercise their option to purchase additional shares from the selling stockholders in full, other than the underwriting discounts and commissions referred to above, will be $0. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $30,000, incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have been approved to have our common stock approved for listing on NASDAQ under the symbol “FRSH”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 874,999 shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

■

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock from the selling stockholders or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares from the selling stockholders.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on NASDAQ. in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 90,217 common shares for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of common shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain participants who have entered into lock-up agreements as contemplated above, each person buying shares through the directed share program has agreed that, for a period of 180 days from and including the date of this prospectus, he or she will not, without the prior written consent of Jefferies LLC, dispose of or hedge any common shares or any securities convertible into or exchangeable for common shares with respect to shares purchased in the program. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of common shares in the program. Jefferies LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Rothschild Inc., or Rothschild, has acted as our financial advisor in connection with this offering. Rothschild is not acting as an underwriter in connection with this offering, and accordingly, Rothschild is neither purchasing shares of our common stock nor offering shares of our common stock to the public in connection with this offering. The maximum aggregate compensation that Rothschild is eligible to receive in connection with this offering, including reimbursement of out-of-pocket expenses, is $365,000.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of the shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

■

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer common shares to the public” in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

■

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

■	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

■	where no consideration is or will be given for the transfer;

■	where the transfer is by operation of law;

■	as specified in Section 276(7) of the SFA; or

■	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

■	a person associated with the Company under Section 708(12) of the Corporations Act; or

■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the shares of common stock offered under this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Papa Murphy’s Holdings, Inc. as of December 30, 2013 and December 31, 2012, and for each of the three years in the period ended December 30, 2013, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The combined financial statements of TBD Business Group as of December 31, 2012 and January 2, 2012, and for the years then ended, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of KK Great Pizza, LLC as of December 31, 2012, and for the year then ended, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, an independent public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. When we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including our registration statement and the exhibits and schedules thereto, may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

Attn: Investor Relations

(a)

The financial statements of TBD Business Group and KK Great Pizza, LLC are required to be filed under Rule 3-05 of Regulation S-X as TBD Business Group and KK Great Pizza, LLC are material acquired entities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Papa Murphy’s Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Papa Murphy’s Holdings, Inc. and subsidiaries (the “Company”) as of December 30, 2013 and December 31, 2012, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 30, 2013. Our audits of the consolidated financial statements included the accompanying financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Papa Murphy’s Holdings, Inc. and subsidiaries as of December 30, 2013 and December 31, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2013, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules, when read in conjunction with the related consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Moss Adams LLP

Portland, Oregon

February 27, 2014, except for Note 23, as to which the date is March 11, 2014

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

(In thousands of dollars, except per share data)

	FISCAL YEAR
	2013	2012	2011
REVENUES
Franchise royalties	$36,897	$35,113	$33,687
Franchise and development fees	4,330	2,826	2,398
Company-owned store sales	39,148	28,813	15,619
Lease income	120	164	218

Total revenues	80,495	66,916	51,922

COSTS AND EXPENSES
Store operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	14,700	10,741	6,088
Compensation and benefits	10,687	8,160	4,710
Advertising	3,820	2,711	1,514
Occupancy	2,365	1,980	1,102
Other store operating costs	3,988	2,961	1,722
Selling, general, and administrative	24,180	21,225	20,833
Depreciation and amortization	6,973	6,187	5,798
Loss on disposal or impairment of property and equipment	847	193	263

Total costs and expenses	67,560	54,158	42,030

OPERATING INCOME	12,935	12,758	9,892
Interest expense	10,523	10,462	10,410
Interest income	(94)	(94)	(183)
Loss on early retirement of debt	4,029	5,138	—
Other expense, net	44	248	41

LOSS BEFORE INCOME TAXES	(1,567)	(2,996)	(376)
Provision (benefit) from income taxes	1,024	(882)	230

NET LOSS	(2,591)	(2,114)	(606)
Net loss attributable to noncontrolling interests	19	—	—

NET LOSS ATTRIBUTABLE TO PAPA MURPHY’S	(2,572)	(2,114)	(606)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment (loss) gain	(2)	4	(27)

TOTAL COMPREHENSIVE LOSS	$(2,574)	$(2,110)	$(633)

Loss per share of common stock
Basic	$(5.29)	$(5.28)	$(4.52)
Diluted	$(5.29)	$(5.28)	$(4.52)
Weighted average common stock outstanding
Basic	1,700,360	1,623,171	1,591,262
Diluted	1,700,360	1,623,171	1,591,262

See accompanying notes.

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of dollars, except par value and share data)

	DECEMBER 30, 2013	DECEMBER 31, 2012
Assets

CURRENT ASSETS
Cash and cash equivalents	$3,705	$2,428
Accounts receivable, net	2,430	1,947
Notes receivable (including related party notes of $39 and zero, respectively)	837	—
Inventories	495	335
Prepaid expenses and other current assets	7,054	1,953
Current deferred tax asset	1,856	902

Total current assets	16,377	7,565
Property and equipment, net	9,660	8,653
Notes receivable, net (including related party notes of $444 and $513, respectively)	444	1,007
Goodwill	96,089	89,332
Trade name and trademarks	87,002	87,002
Definite-life intangibles, net	48,744	48,383
Deferred finance charges, net	3,934	4,438
Other assets	2,252	237

Total assets	$264,502	$246,617

Liabilities and Equity

CURRENT LIABILITIES
Accounts payable	$3,673	$2,339
Accrued and other liabilities	9,741	6,761
Unearned franchise and development fees	2,881	2,588
Current portion of long-term debt	1,670	880

Total current liabilities	17,965	12,568
Long-term debt, net of current portion	168,330	124,400
Unearned franchise and development fees	1,113	1,405
Deferred tax liability	41,465	39,567
Preferred and common stock subject to put options (0 and 74,491 Series A preferred shares outstanding, respectively, and 0 and 41,075 common shares outstanding, respectively)	—	3,570
Other long-term liabilities	1,482	1,177

Total liabilities	230,355	182,687

Commitments and contingencies (Note 19)

EQUITY
Papa Murphy’s Holdings Inc. Shareholders’ Equity
Series A preferred stock ($0.01 par value; 3,000,000 shares authorized; 2,853,809 and 2,779,318 shares issued and outstanding, respectively (aggregate liquidation preference $61,476 and $86,014, respectively))	60,156	79,856
Series B preferred stock ($0.01 par value; 1,000,000 shares authorized, 26,551 and 26,551 shares issued and outstanding, respectively (aggregate liquidation preference $722 and $1,006, respectively))	741	1,003
Common stock ($0.01 par value; 3,000,000 shares authorized; 1,921,337 and 1,894,262 shares issued and outstanding, respectively)	19	19
Additional paid-in capital	1,579	420
Stock subscription receivable	(1,197)	(888)
Accumulated deficit	(27,373)	(16,482)
Accumulated other comprehensive income	—	2

Total Papa Murphy’s Holdings Inc. shareholders’ equity	33,925	63,930
Noncontrolling interests	222	—

Total equity	34,147	63,930

Total liabilities and equity	$264,502	$246,617

See accompanying notes.

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(In thousands of dollars, except share data)

	CUMULATIVE SERIES A PREFERRED STOCK		CUMULATIVE SERIES B PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	STOCK SUBSCRIP- TION RECEIVABLE	ACCUMU- LATED DEFICIT	ACCUMU- LATED OTHER COMPREH- ENSIVE INCOME (LOSS)	TOTAL PAPA MURPHY’S HOLDINGS INC. SHARE- HOLDERS’ EQUITY	NON CONTROLLING INTERESTS	TOTAL EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
BALANCE, January 3, 2011	2,843,787	$104,317	—	$—	1,898,360	$19	$808	$—	$(1,830)	$25	$103,339	$—	$103,339
Common stock issuances	—	—	—	—	142,438	1	69	—	—	—	70	—	70
Common stock repurchases	—	—	—	—	(136,353)	(1)	(58)	—	(55)	—	(114)	—	(114)
Preferred stock issuances	18,959	695	—	—	—	—	—	—	—	—	695	—	695
Preferred stock redemptions	(7,580)	(278)	—	—	—	—	(17)	—	—	—	(295)	—	(295)
Note receivable issued to fund the purchase of stock	—	—	—	—	—	—	—	(548)	—	—	(548)	—	(548)
Stock based compensation expense	—	—	—	—	—	—	64	—	—	—	64	—	64
Issuance of liability classified put options on 74,491 shares of series A preferred stock and 41,075 shares of common stock	(74,491)	(2,733)	—	—	(41,075)	—	363	—	—	—	(2,370)	—	(2,370)
Net loss	—	—	—	—	—	—	—	—	(606)	—	(606)	—	(606)
Adjustment for foreign currency translation	—	—	—	—	—	—	—	—	—	(27)	(27)	—	(27)

BALANCE, January 2, 2012	2,780,675	102,001	—	—	1,863,370	19	1,229	(548)	(2,491)	(2)	100,208	—	100,208
Common stock issuances	—	—	—	—	74,640	1	400	—	—	—	401	—	401
Common stock repurchases	—	—	—	—	(43,748)	(1)	(22)	—	(94)	—	(117)	—	(117)
Preferred stock issuances	—	—	26,551	1,003	—	—	—	—	—	—	1,003	—	1,003
Preferred stock redemptions	(1,357)	(39)	—	—	—	—	(1)	—	(4)	—	(44)	—	(44)
Preferred stock dividends	—	—	—	—	—	—	(1,277)	—	(11,779)	—	(13,056)	—	(13,056)
Preferred stock return of invested capital	—	(22,106)	—	—	—	—	—	—	—	—	(22,106)	—	(22,106)
Note receivable issued to fund the purchase of stock	—	—	—	—	—	—	—	(340)	—	—	(340)	—	(340)
Stock based compensation expense	—	—	—	—	—	—	91	—	—	—	91	—	91
Net loss	—	—	—	—	—	—	—	—	(2,114)	—	(2,114)	—	(2,114)
Adjustment for foreign currency translation	—	—	—	—	—	—	—	—	—	4	4	—	4

	CUMULATIVE SERIES A PREFERRED STOCK		CUMULATIVE SERIES B PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	STOCK SUBSCRIP- TION RECEIVABLE	ACCUMU- LATED DEFICIT	ACCUMU- LATED OTHER COMPREH- ENSIVE INCOME (LOSS)	TOTAL PAPA MURPHY’S HOLDINGS INC. SHARE- HOLDERS’ EQUITY	NON CONTROLLING INTERESTS	TOTAL EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
BALANCE, December 31, 2012	2,779,318	79,856	26,551	1,003	1,894,262	19	420	(888)	(16,482)	2	63,930	—	63,930
Common stock issuances	—	—	—	—	25,000	—	366	—	—	—	366	—	366
Common stock repurchases	—	—	—	—	(39,000)	—	(12)	—	(388)	—	(400)	—	(400)
Preferred stock dividends	—	—	—	—	—	—	(830)	—	(7,931)	—	(8,761)	—	(8,761)
Preferred stock return of invested capital	—	(21,667)	—	(262)	—	—	—	—	—	—	(21,929)	—	(21,929)
Note receivable issued to fund the purchase of stock	—	—	—	—	—	—	—	(309)	—	—	(309)	—	(309)
Stock based compensation expense	—	—	—	—	—	—	61	—	—	—	61	—	61
Reclassification of liability classified put options on 74,491 shares of series A preferred stock and 41,075 shares of common stock	74,491	1,967	—	—	41,075	—	1,574	—	—	—	3,541	—	3,541
Initial origination of a noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	241	241
Net loss	—	—	—	—	—	—	—	—	(2,572)	—	(2,572)	(19)	(2,591)
Adjustment for foreign currency translation	—	—	—	—	—	—	—	—	—	(2)	(2)	—	(2)

BALANCE, December 30, 2013	2,853,809	$60,156	26,551	$741	1,921,337	$19	$1,579	$(1,197)	$(27,373)	$—	$33,925	$222	$34,147

See accompanying notes.

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of dollars)

	FISCAL YEAR
	2013	2012	2011
OPERATING ACTIVITIES
Net loss	$(2,591)	$(2,114)	$(606)
Net loss attributable to noncontrolling interests	19	—	—

Net loss attributable to Papa Murphy’s	(2,572)	(2,114)	(606)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	6,973	6,187	5,798
Loss on disposal or impairment of property and equipment	847	193	263
Loss on early retirement of debt	4,029	5,138	—
Bad debt expense	427	458	26
Non-cash employee equity compensation	846	1,115	1,184
Amortization of deferred finance charges	790	797	830
Change in operating assets and liabilities
Trade and other receivables	(483)	128	42
Inventories	(39)	(215)	50
Prepaid expenses and other current assets	(5,006)	(961)	363
Unearned franchise and development fees	1	1,545	(82)
Accounts payable	1,021	(162)	432
Accrued expenses	(781)	88	2,423
Other assets and liabilities	2,877	(1,884)	992
Deferred taxes	944	(957)	89

Net cash from operating activities	9,874	9,356	11,804

INVESTING ACTIVITIES
Acquisition of property and equipment	(3,037)	(1,343)	(2,193)
Acquisition of stores, less cash acquired	(10,272)	(4,762)	(7,057)
Proceeds from sales of property and equipment	29	180	34
Issuance of notes receivable	—	(40)	(89)
Payments received on notes receivable	31	61	590
Investment in cost-method investee	(2,000)	—	—
Payment of post-closing holdback	—	—	(7,347)

Net cash from investing activities	(15,249)	(5,904)	(16,062)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	167,000	124,200	—
Payments on long-term debt	(121,280)	(87,647)	(6,722)
Advances on revolver	1,700	6,500	6,000
Payments on revolver	(5,700)	(8,000)	(1,650)
Issuance of preferred stock	—	955	82
Issuance of common stock	57	109	136
Repurchases of common stock	(400)	(117)	(114)
Redemptions of preferred stock	—	(44)	(295)
Payment of preferred dividends	(8,761)	(13,056)	—
Return of invested capital	(21,929)	(22,106)	—
Debt issuance and modification costs, including prepayment penalties	(4,315)	(6,658)	—
Investment by noncontrolling interest holders	241	—	—

Net cash from financing activities	6,613	(5,864)	(2,563)

Effect of exchange rate fluctuations on cash	39	1	3

Net change in cash and cash equivalents	1,277	(2,411)	(6,818)
CASH AND CASH EQUIVALENTS, beginning of year	2,428	4,839	11,657

CASH AND CASH EQUIVALENTS, end of year	$3,705	$2,428	$4,839

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest	$9,769	$9,702	$9,699

Cash paid during the year for income taxes	$117	$63	$173

NONCASH SUPPLEMENTAL DISCLOSURES OF INVESTING AND FINANCING ACTIVITIES
Issuance of note receivable for preferred and common stock	$309	$340	$548

Issuance of note payable for acquisition of stores	$3,000	$—	$—

Acquisition of property and equipment in accounts payable	$309	$—	$—

See accompanying notes.

PAPA MURPHY’S HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Description of Business and Basis of Presentation

Description of business—Papa Murphy’s Holdings, Inc. (“Papa Murphy’s” or the “Company”), together with its subsidiaries, is a franchisor and operator of a Take ‘N’ Bake pizza chain. The Company franchises the right to operate Take ‘N’ Bake pizza franchises and operates Take ‘N’ Bake pizza stores owned by the Company. As of December 30, 2013, the Company had 1,418 stores comprised of 1,396 domestic stores (1,327 franchised stores and 69 company-owned stores) across 38 states, plus 22 franchised stores in Canada and the United Arab Emirates.

Substantially all revenues are derived from retail sales of pizza and other food and beverage products to the general public by company-owned stores and the collection of franchise royalties and fees associated with franchise and development rights.

Basis of presentation—These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), which are contained in the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”).

The Company has revised the presentation of segment information for prior periods to conform to the current year presentation. During 2013, the Company changed the methodology for allocating certain costs between segments. Such reclassifications had no impact on reported net income or equity.

In 2010, affiliates of Lee Equity Partners, LLC. (“Sponsor”) acquired all of the equity interests of PMI Holdings, Inc. (“Lee Equity Acquisition”). Papa Murphy’s Holdings, Inc. was established as a holding company for PMI Holdings, Inc. and its subsidiaries. This transaction was considered a business combination and was accounted for using the acquisition method of accounting. Assets and liabilities of the Company were recorded at their fair value and the purchase consideration in excess of the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill.

Note 2—Summary of Significant Accounting Policies

Principles of consolidation—The consolidated financial statements includes the accounts of Papa Murphy’s Holdings, Inc. and its subsidiaries. The Company reports noncontrolling interests in consolidated entities as a component of equity separate from shareholders’ equity. All significant intercompany transactions and balances have been eliminated.

Throughout the consolidated financial statements and these Notes, “Papa Murphy’s” and “the Company” refer to Papa Murphy’s Holdings, Inc. and its consolidated subsidiaries.

Fiscal year—The Company uses a 52- or 53-week fiscal year, ending on the Monday nearest to December 31. Fiscal years 2013, 2012 and 2011 were 52-week years. References to 2013, 2012 and 2011 are references to fiscal years ended December 30, 2013, December 31, 2012 and January 2, 2012, respectively.

Use of estimates—Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Significant items that are subject to such estimates and assumptions include allowance for doubtful accounts and notes receivable, goodwill and intangible assets and related impairment analysis, fair value of stock based compensation, deferred tax asset valuation allowance, and valuation of put options. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results may differ from those estimates.

Cash and cash equivalents—The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that periodically exceed federally insured limits. The Company also holds limited funds, to the extent necessary, on deposit outside the United States. The Company makes such deposits with entities it believes are of high credit quality and has not incurred any losses related to these balances. Management believes its credit risk to be minimal.

Accounts receivable—Accounts receivable consist primarily of (a) amounts due from franchise owners for continuing fees that are collected weekly, (b) receivables for supply chain vendor rebates, (c) subleased retail rents, and (d) other miscellaneous receivables. Accounts receivable are stated net of an allowance for doubtful accounts determined by management through an evaluation of specific accounts, considering historical losses and existing economic conditions where relevant. As of December 30, 2013 and December 31, 2012, the Company recorded an allowance for doubtful accounts of $37,000 and $61,000, respectively.

Notes receivable—Notes receivable consist primarily of amounts due from the sales of company-owned stores or specific equipment in training stores. Management reviews the notes receivable on a periodic basis and evaluates the creditworthiness and financial condition of the counterparty to determine the appropriate allowance, if any. In certain cases, the Company will choose to modify the terms of a note to help a store owner achieve certain profitability targets or to accommodate a store owner while they obtain third-party financing. If the store owner does not repay the note, the Company has the contractual right to take back ownership of the store or equipment based on the underlying franchise agreement, which therefore minimizes the credit risk to the Company.

Stock subscription receivables—On occasion, the Company issues preferred and common stock to certain employees for stock subscription receivables, which are not collateralized by the stock. The Company had $1,197,000 and $888,000 in outstanding equity subscription receivables as of December 30, 2013 and December 31, 2012, respectively, which have been classified as a reduction of equity.

Inventories—Inventories consist principally of food products and packaging supplies for use in company-owned stores. Inventories are valued at the lower of cost, determined under the first-in, first-out method, or net realizable value.

Property and equipment—Property and equipment are recorded at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured, not to exceed 10 years.

The estimated useful lives for property and equipment are:

PROPERTY AND EQUIPMENT	ESTIMATED USEFUL LIFE
Leasehold improvements	Shorter of lease term or estimated useful life, not to exceed 10 years
Restaurant equipment and fixtures	5 to 7 years
Office furniture and equipment	3 to 7 years
Vehicles	5 years

Deferred financing costs—Costs incurred to obtain long-term financing are accounted for as a deferred charge and amortized to interest expense over the terms of the respective debt agreements using the effective interest method.

Stock issuance costs—Costs of obtaining new capital by issuing common or preferred stock that is classified as permanent equity are considered a reduction of the related proceeds, which reduces the carrying value of the related equity capital. Until the close of stock issuance, costs are recorded as other current assets in the Company’s consolidated balance sheets.

Goodwill and other intangible assets—Goodwill arises from business combinations and represents the excess of the purchase consideration transferred over the fair value of the net assets acquired, including identifiable intangible assets and liabilities assumed. The majority of the Company’s goodwill was generated upon the Lee Equity Acquisition in May 2010, though the Company has also recognized goodwill upon the acquisition of stores from franchise owners. Goodwill is assigned to reporting units for purposes of impairment testing.

The Company considers its trade name and trademark intangible assets to be indefinite-lived intangible assets. These assets were initially recognized in May 2010 upon the Lee Equity Acquisition. The Company’s intangible assets that are not indefinite-lived include franchise relationships and reacquired franchise rights.

Goodwill and intangible assets determined to have an indefinite life are not amortized, but are tested for impairment annually, or more often if an event occurs or circumstances change that indicate an impairment might exist. Management evaluates indefinite-lived assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Intangible assets with finite lives are amortized over their estimated useful lives on a straight-line basis and tested for impairment together with long-lived assets.

In performing its annual goodwill impairment test, the Company early adopted the provision of Accounting Standards Update (“ASU”) No. 2011-08 for the fiscal year ended January 2, 2012. ASU No. 2011-08 enables the Company to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is not “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not, it performs the two-step quantitative goodwill impairment test. Under the two-step quantitative goodwill impairment test, the fair value of the reporting unit is compared to its respective carrying amount, including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to determine the amount of the impairment. Both the qualitative and quantitative assessments are completed separately with respect to the goodwill of each of the Company’s reporting units. The Company reviews goodwill for impairment annually, as of the first day of our fourth fiscal quarter, or more frequently if indicators of impairment exist. The Company can bypass the qualitative assessment and move directly to the quantitative assessment for any reporting unit in any period and can elect to resume performing the qualitative assessment in any subsequent period. Management has concluded that none of its reporting units with a material amount of goodwill are at risk for failing step one of the quantitative assessment.

Most of the Company’s goodwill is attributed to and tested for impairment at the Domestic Franchise segment, which is considered one reporting unit, as the segment does not have any components of a business for which discrete financial information is available and is regularly reviewed by segment management.

In performing its annual impairment test for indefinite-lived intangible assets, ASU No. 2012-02 allows the Company the option to first assess qualitatively whether it is more likely than not that the indefinite-lived intangible asset is impaired, thus necessitating a quantitative impairment test. The Company does not calculate the fair value of an indefinite-lived asset and perform the quantitative test unless it determines that it is more likely than not that the asset is impaired. The Company reviews indefinite-lived intangible assets for impairment annually, as of the first day of its fourth fiscal quarter, or more frequently if indicators of impairment exist. The Company can bypass the qualitative assessment and move directly to the quantitative assessment for any indefinite-lived intangible asset in any period and can elect to resume performing the qualitative assessment in any subsequent period.

Impairment of long-lived assets—Long-lived assets are evaluated for recoverability of the carrying amount whenever events and circumstances indicate the carrying amount of an asset may not be fully recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results (such as two years of comparable store sales decrease or two years of negative operating cash flows), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Typically, long-lived assets relating to company-owned stores are tested for impairment at an individual store level and long-lived assets relating to franchised operations are tested for impairment at each segment level. If the carrying amount of an asset group exceeds the estimated, undiscounted future cash flows expected to be generated by the asset, then an impairment charge is recognized to the extent the carrying amount exceeds the asset group’s fair value. In determining fair value, management considers current results, trends, future prospects, and other economic factors.

Assets held for sale—Assets are classified as held for sale when management with the appropriate authority commits to a plan to sell the assets, the assets are available for immediate sale, the assets are actively marketed at a reasonable price, the sale is probable within a year, and certain other criteria are met. Assets designated as held for sale are held at the lower of the net book value or fair value less costs to sell and reported separately on the balance sheet. Depreciation is not charged against property and equipment classified as assets held for sale.

Asset retirement obligations (ARO)—AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with certain lease agreements. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including store closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time, the obligation is accreted to its projected future value and, upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statement of operations and comprehensive loss. As of December 30, 2013 and December 31, 2012, the Company recorded an ARO liability of $977,000 and $785,000, respectively, as a component of other long-term liabilities.

Derivative instruments and hedging activity—Interest rate movements create a degree of risk to the Company’s operations by affecting the amount of its interest payments and the value of its floating rate debt. On occasion, the Company uses derivative instruments to manage its exposure to interest rate changes. By using these instruments, the Company can be exposed to credit risk of the counterparty. The Company minimizes the credit risk by entering into transactions with high credit quality counterparties. The Company has not applied hedge accounting to its derivative instruments. All derivative instruments are measured at fair value. The Company held interest rate cap derivatives that expired in June 2013. Gains or losses resulting from changes in the fair value of the interest rate cap derivatives were recognized in current earnings as a component of interest expense. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Revenue recognition—Revenues consist of sales from company-owned stores, franchise royalties, franchise and development fees, and lease income. Sales from company-owned stores are recognized as revenue when the products are provided to customers. The Company reports revenues net of sales taxes collected from customers and remitted to government taxing authorities. Royalty fees are based on a percentage of sales and are recorded as revenues as the fees are earned and become receivable from the franchise owner. Lease income is recognized in the period earned, which generally coincides with the period the expense is due to the master leaseholder, if a sublease.

Consideration for franchise and development fees that are received in advance of being earned are included as unearned franchise and development fees in the consolidated balance sheets. For fees paid on an installment basis that have otherwise been earned, recognition of revenue is deferred until collectability is certain.

Franchise fees are recognized as revenue when all material services or conditions relating to the store have been substantially performed or satisfied by the Company, which is typically when a new franchised store begins operations or on the commencement date of the successive franchise agreement. Development fees for the right to develop stores in specific geographic areas are recognized as revenue when all material services or conditions relating to the sale have been substantially performed, which is typically when the first franchised store begins operations in the development area. Development fees determined based on the number of stores to open in an area are deferred and recognized on a pro rata basis after individual franchise agreements are executed for the stores subject to the development agreements and the stores begin operations.

The Company commenced a system-wide gift card program in 2010 and recognizes revenue from gift cards when the gift card is redeemed by a customer. When the likelihood of a gift card being redeemed by a customer is determined to be remote (“gift card breakage”), the value of the unredeemed gift card is recognized by the Company as revenue. The Company determines the gift card breakage rate based upon Company-specific historical redemption patterns and has not recognized any breakage to date due to a lack of historical experience.

Advertising and marketing costs—The Company expenses media development costs when the advertisement is first aired. All other advertising costs, including contributions to other local and regional advertising programs are expensed when incurred. These costs are included in store operating costs or selling, general, and administrative expenses based on the nature of the advertising and marketing costs incurred.

Advertising costs of the Company-owned stores totaled $3,820,000, $2,711,000 and $1,514,000 for 2013, 2012 and 2011, respectively.

Franchise and company-owned stores in the United States contribute to an advertising fund that the Company manages on behalf of these stores. In addition, certain supply chain vendors contribute to the advertising fund. Under our franchise agreements and other agreements, the contributions received must be spent on marketing, creative efforts, media support, or other related purposes specified in the agreements and result in no profit recognized. The expenditures are primarily amounts paid to third parties, but may also include personnel expenses and allocated costs. In accordance with ASC Subtopic 952-605-25, contributions to the advertising fund are netted against the related expense. Advertising expense, net of contributions, totaled $766,000 for 2013 and zero for both 2012 and 2011, respectively. At each reporting date, to the extent that contributions exceed expenditures on a cumulative basis, the excess contributions to the advertising fund are accounted for as a deferred liability and are recorded in accrued expenses in the consolidated balance sheets. If expenditures exceed contributions on a cumulative basis, the excess is recorded as an expense within selling, general and administrative expenses. Previously recognized expenses may be recovered if subsequent contributions exceed expenditures.

Store pre-opening costs—Pre-opening costs, including wages, benefits and travel for the training and opening teams, cost of food and packaging, and other store operating costs, are expensed as incurred prior to a store opening for business.

Rent expense—Rent expense for the Company’s leases, which generally have escalating rental payments over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term includes renewal options that are reasonably expected of being exercised and begins when the Company has control and possession of the leased property, which is typically before rental payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent as a component of accrued expenses. Tenant allowances are recorded in deferred rent and amortized as reductions of rent expense over the lease term. Rent expense is included in store occupancy costs or selling, general, and administrative expenses, based on the nature of the leased facility.

The Company accrues a loss provision for the lease termination costs when it closes a store before the end of the lease. The provision is estimated based on the net present value of the contractual, minimum rent obligations reduced by sublease rental income that could be reasonably obtained from the property using a credit-adjusted, risk-free interest rate at the time of closure. Certain other related costs are also included in the loss reserve. Management reviews these estimates at least annually and adjusts the accrual as necessary. The initial charge and any subsequent adjustment to the accrual are included in store occupancy costs.

Lease guarantees—On occasion, the Company becomes a guarantor for certain operating leases when it sells a store. The guarantee obligation is initially measured as the fair value of the guarantee, which is recorded as a liability. The Company recognizes its release from risk as a guarantor when the related lease contract is expired or such guarantee obligation is settled. In addition, throughout the guarantee period, the Company records a reserve when any contingent loss becomes probable in connection with such lease guarantee. As of December 30, 2013 and December 31, 2012, the Company’s reserve in connection with lease guarantees was not material.

Other comprehensive (loss) income—The Company maintains a subsidiary in Canada, which uses the local currency as its functional currency. Assets and liabilities are translated at exchange rates in effect at each balance sheet date. Equity accounts are translated at their historical rates. Income and expense accounts are translated using monthly average exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income.

Income taxes—The Company accounts for income taxes using the asset and liability approach. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and the tax basis of assets and liabilities at the applicable tax rates. A valuation allowance is recorded against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The impact of uncertain tax positions would be recorded in the consolidated financial statements only after determining a more likely than not probability that the uncertain tax positions would withstand an examination by tax authorities based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As facts and circumstances change, management reassesses these probabilities and would record any changes in the financial statements as appropriate.

As of December 30, 2013 and December 31, 2012, the Company recognized no uncertain tax positions or any accrued interest and penalties associated with uncertain tax positions.

Share-based compensation—Under the 2010 Amended Management Incentive Plan, the Company sold restricted and unvested common stock to certain employees. Purchased restricted stock vests with the achievement of a time vesting or a performance vesting condition. Compensation expense relating to the restricted common stock with time vesting conditions is recognized as the portion of the grant date fair value that exceeds the purchase price and is ultimately expected to vest. This expense is recognized over the requisite service period, typically the vesting period, utilizing the straight-line attribution method. No compensation expense was recognized relating to the restricted common stock with performance vesting conditions as it was not yet probable for the Company to meet the performance vesting conditions. In addition, the Company has sold unrestricted common and preferred stock to certain employees and recognized as compensation expense the portion of the fair value that exceeds the purchase price on the issue date.

Business Combinations—The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Under ASC Topic 805, assets acquired and liabilities assumed are recorded based upon their respective fair values. Any excess of the fair value of purchase consideration over the fair value of the assets acquired less liabilities assumed is recorded as goodwill. The Company uses management estimates based on historically similar transactions to assist in establishing the acquisition date fair values of assets acquired, liabilities assumed, and contingent consideration granted, if any. These estimates and valuations require the Company to make significant assumptions, including projections of future events and operating performance.

Recent Accounting Pronouncements—In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to present either on the face of the statement where net income is presented or in the notes to the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The Company adopted ASU No. 2013-02 effective January 1, 2013. The adoption concerns presentation and disclosure only and did not have an impact on the Company’s consolidated financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which prescribes that an unrecognized tax benefit or a portion of an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar loss, or a tax credit carryforward, except in certain cases where the unrecognized tax benefit should be presented as a liability and should not be combined with deferred tax assets. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. This update should be applied prospectively to all unrecognized tax benefits that exist at the effective date, with retrospective application permitted. The Company does not believe that adoption of this update will have a material impact on the consolidated financial statements.

Note 3—Acquisitions

Acquisitions in 2013—On December 23, 2013, the Company, through its newly formed non-wholly owned subsidiary, Project Pie Holdings, LLC (“PPH”), made a $2 million investment in Project Pie, LLC (“Project Pie”) in the form of series A convertible preferred units (the “Preferred Units”). On a fully converted basis, the Company’s investment represents 25.8% of all issued and outstanding common units as of the purchase date. Project Pie is a fast casual custom-pizza restaurant chain with two stores located in San Diego and Las Vegas as of December 30, 2013.

The Company has determined that its investment in Project Pie is not a variable interest entity and the Company does not have control. The Company does not account for its investment in Project Pie as an equity method investment as the Company’s investment is in preferred units which contain subordination characteristics substantially different from the common units and were determined to not be in-substance common stock. The Company’s investment is classified as a cost method investment in other assets.

On December 16, 2013, the Company acquired all of the assets of four stores in Idaho from TBD Business Group and incurred transaction costs of $103,000 associated with the acquisition which were recognized as other store operating costs in the consolidated statement of operations and comprehensive loss. The total purchase price of the acquired stores was $7,047,000, which included a post-close holdback of $34,000 which will be settled in 2014. The acquisition was funded through cash, advances on the Company’s senior secured revolving credit facility, and a note payable to the seller for $3 million (see Note 11—Financing Arrangements). The transaction was accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements.

The fair value of the assets acquired are summarized below (in thousands):

Cash and cash equivalents	$3
Inventories	31
Prepaid expenses and other current assets	13
Property and equipment	266
Reacquired franchise rights	3,625
Asset retirement obligation	(26)

Total identifiable net assets acquired	3,912
Goodwill	3,135

Total consideration	$7,047

Reacquired franchise rights have weighted average useful lives of 7.9 years. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired and is expected to be fully deductible for income tax purposes. This goodwill is primarily attributable to the acquired customer bases and to a lesser extent economics of scale expected from combining the operations of the acquired entities with that of the Company.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net loss of the Company as though the acquisition date had been as of the beginning of 2011 are as follows (in thousands):

	2013	2012	2011
Pro forma revenues	$84,523	$71,129	$56,000

Pro forma net loss	$(2,669)	$(2,133)	$(720)

The pro forma information presented in this note includes adjustments for amortization of acquired intangible assets, depreciation of acquired property and equipment, interest expense on borrowings used to fund the consideration paid and income tax expense. The pro forma information is presented for informational purposes and may not be indicative of the results that would have been obtained had the acquisitions actually occurred at the beginning of 2011, nor is it intended to be indicative of future operating performance.

Revenues earned from the acquired stores of $168,000 and a net loss of $3,000 from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive loss for 2013.

On November 4, 2013, the Company acquired all the assets of four stores, three in Minnesota and one in Wisconsin, from KK Great Pizza, LLC and incurred transaction costs of $56,000 associated with the acquisition which were recognized as other store operating costs in the consolidated statement of operations and comprehensive loss. The total purchase price of the acquired stores was $2,450,000, which included a post-close holdback of $106,000 which will be settled in 2014. The acquisition was funded through cash and advances on the Company’s senior secured revolving credit facility and was accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements.

The fair value of the assets acquired are summarized below (in thousands):

Cash and cash equivalents	$3
Inventories	23
Prepaid expenses and other current assets	20
Property and equipment	276
Reacquired franchise rights	547
Asset retirement obligation	(23)

Total identifiable net assets acquired	846
Goodwill	1,604

Total consideration	$2,450

Reacquired franchise rights have weighted average useful lives of 2.5 years. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired and is expected to be fully deductible for income tax purposes. This goodwill is primarily attributable to the acquired customer bases and to a lesser extent economics of scale expected from combining the operations of the acquired entities with that of the Company.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net loss of the Company as though the acquisition date had been as of the beginning of 2011 are as follows (in thousands):

	2013	2012	2011
Pro forma revenues	$82,843	$69,697	$54,633

Pro forma net loss	$(2,626)	$(2,173)	$(666)

The pro forma information presented in this note includes adjustments for amortization of acquired intangible assets, depreciation of acquired property and equipment, interest expense on borrowings used to fund the consideration paid and income tax expense. The pro forma information is presented for informational purposes and may not be indicative of the results that would have been obtained had the acquisitions actually occurred at the beginning of 2011, nor is it intended to be indicative of future operating performance.

Revenues earned from the acquired stores of $473,000 and a net loss of $21,000 from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive loss for 2013.

The Company also acquired all of the assets of eleven stores through five individually immaterial acquisitions during 2013: four stores in Washington, four in Minnesota, two in Colorado, and one in Oregon. The Washington stores were acquired on January 9, 2013, the Minnesota stores were acquired on June 4, 2013, the Colorado stores were acquired on July 9, 2013 and October 14, 2013, and the Oregon store was acquired on March 26, 2013. The Company incurred transaction costs of $22,000 associated with the acquisitions that were recognized as other store operating costs in the consolidated statement of operations and comprehensive loss. The total purchase price of the acquired stores was $3,933,000 which included a post-close holdback of $6,000. The acquisitions were funded through cash and advances on the Company’s senior secured revolving credit facility and were accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements.

The fair value of the assets acquired are summarized below (in thousands):

Cash and cash equivalents	$6
Inventories	67
Prepaid expenses and other current assets	44
Property and equipment	804
Reacquired franchise rights	759
Asset retirement obligation	(6)

Total identifiable net assets acquired	1,674
Goodwill	2,259

Total consideration	$3,933

Reacquired franchise rights have weighted average useful lives of 2.7 years. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired and is expected to be fully deductible for income tax purposes. This goodwill is primarily attributable to the acquired customer bases and to a lesser extent economics of scale expected from combining the operations of the acquired entities with that of the Company.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net loss of the Company as though the acquisition date had been as of the beginning of 2011 are as follows (in thousands):

	2013	2012	2011
Pro forma revenues	$82,499	$72,962	$57,916

Pro forma net loss	$(2,510)	$(2,170)	$(642)

The pro forma information presented in this note includes adjustments for amortization of acquired intangible assets, depreciation of acquired property and equipment, interest expense on borrowings used to fund the consideration paid and income tax expense. The pro forma information is presented for informational purposes and may not be indicative of the results that would have been obtained had the acquisitions actually occurred at the beginning of 2011, nor is it intended to be indicative of future operating performance.

Revenues earned from the acquired stores of $4,671,000 and a net loss of $186,000 from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive loss for 2013.

Acquisitions in 2012—On December 18, 2012, the Company acquired four stores in Idaho and incurred transaction costs of $16,000 associated with the acquisition which were recognized as other store operating costs in the consolidated statement of operations and comprehensive loss. The total purchase price of the acquired stores was $4,295,000, which included a post-close holdback of $90,000 paid during the quarter ended April 1, 2013. The acquisition was funded through cash and advances on the Company’s senior secured revolving credit facility and was accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements.

The fair value of the assets acquired are summarized below (in thousands):

Cash and cash equivalents	$2
Inventories	34
Prepaid expenses and other current assets	9
Property and equipment	270
Reacquired franchise rights	678

Total identifiable net assets acquired	993
Goodwill	3,302

Total consideration	$4,295

The reacquired franchise rights have weighted average useful lives of 1.8 years. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired and is expected to be fully deductible for income tax purposes. This goodwill is primarily attributable to the acquired customer bases and to a lesser extent economics of scale expected from combining the operations of the acquired entities with that of the Company.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net loss of the Company as though the acquisition date had been as of the beginning of 2011 are as follows (in thousands):

	2012	2011
Pro forma revenues	$70,610	$55,691

Pro forma net loss	$(2,115)	$(614)

Revenues earned from the acquired stores of $154,000 and a net loss of $1,000 from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive loss for 2012.

The Company acquired two additional stores in Colorado during 2012 and incurred transaction costs of $7,000 associated with the acquisitions which were recognized as other store operating costs in the consolidated statement of operations and comprehensive loss. One store was acquired on February 28, 2012 while the other was acquired on August 14, 2012. The total purchase price of the acquired stores was $439,000. The acquisitions were funded through cash and accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements.

The fair value of the assets acquired are summarized below (in thousands):

Cash and cash equivalents	$1
Inventories	10
Prepaid expenses and other current assets	6
Property and equipment	182
Reacquired franchise rights	62

Total identifiable net assets acquired	261
Goodwill	178

Total consideration	$439

The reacquired franchise rights have weighted average useful lives of 3.8 years. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired and is expected to be fully deductible for income tax purposes. This goodwill is primarily attributable to the acquired customer bases and to a lesser extent economics of scale expected from combining the operations of the acquired entities with that of the Company.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net loss of the Company as though the acquisition date had been as of the beginning of 2011 are as follows (in thousands):

	2012	2011
Pro forma revenues	$67,330	$52,887

Pro forma net loss	$(2,100)	$(619)

Revenues earned from the acquired stores of $667,000 and a net loss of $26,000 from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive loss for 2012.

Acquisitions in 2011—On December 19, 2011, the Company acquired 19 franchise stores and incurred transaction costs of $59,000 which were recognized as other store operating costs in the statement of operations and comprehensive loss. The total purchase price of the acquired assets was $7,188,000, which included a post-close holdback of $120,000 paid during the quarter ended April 2, 2012. The acquisitions were funded through cash and advances on the Company’s senior secured revolving credit facility and were accounted for using the acquisition method of accounting whereby operating results subsequent to the acquisition date are included in the consolidated financial statements.

The fair value of the assets acquired are summarized below (in thousands):

Cash and cash equivalents	$11
Inventories	99
Prepaid expenses and other current assets	180
Property and equipment	1,731
Reacquired franchise rights	1,264

Total identifiable net assets acquired	3,285
Goodwill	3,903

Total consideration	$7,188

The reacquired franchise rights have weighted average useful lives of 3.8 years. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired and is expected to be fully deductible for income tax purposes. This goodwill is primarily attributable to the acquired customer bases and to a lesser extent economics of scale expected from combining the operations of the acquired entities with that of the Company.

Unaudited pro forma information—The unaudited pro forma consolidated revenues and net loss of the Company as though the acquisition date had been as of the beginning of 2011 are as follows (in thousands):

2011
Pro forma revenues	$61,884

Pro forma net loss	$(741)

Revenues earned from the acquired stores of $470,000 and a net loss of $33,000 from the applicable date of the acquisition are included in the Company’s consolidated statement of operations and comprehensive loss for 2011.

Note 4—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following (in thousands):

	2013	2012
Prepaid media development costs	$16	$897
Prepaid rents and insurance	458	556
Other prepaid expenses	1,900	406

Subtotal prepaid expenses	2,374	1,859
POS software licenses	4,548	—
Other current assets	132	94

Subtotal other current assets	4,680	94

Total prepaid expenses and other current assets	$7,054	$1,953

Prepaid media development costs represent costs incurred for advertisements that have not aired.

Note 5—Property and Equipment

Property and equipment is comprised of the following (in thousands):

	2013	2012
Leasehold improvements	$3,317	$3,483
Restaurant equipment and fixtures	4,970	4,155
Office furniture and equipment	6,645	5,596
Vehicles	92	92
Construction in progress	1,116	45

	16,140	13,371
Accumulated depreciation and amortization	(6,480)	(4,718)

Property and equipment, net	$9,660	$8,653

Depreciation expense for 2013, 2012 and 2011 was $2,405,000, $2,271,000 and $2,293,000, respectively. The Company recognized an impairment loss of $565,000 related to certain underperforming company-owned stores for 2013. No impairment loss was recognized for 2012 or 2011.

Note 6—Disposals

In September 2013, the Company decided to sell nine Company-owned stores located in Wichita, Kansas. On November 11, 2013, the Company completed the sale and refranchise of the nine company-owned stores for $765,000, and recognized a gain of $3,000. In connection with the sale, the acquirer paid $135,000 in franchise fees. The Company received $125,000 in cash and a one-year note receivable for $775,000 in connection with this transaction. This disposition did not meet the criteria for accounting as a discontinued operation.

Current assets and liabilities of these stores were not material. The following is a summary of the assets sold as of November 11, 2013 (in thousands).

Leasehold improvements	$338
Restaurant equipment and fixtures	184

Property and equipment	522
Goodwill	240

Total Assets Held for Sale	$762

Note 7—Goodwill

The following summarizes changes to the Company’s goodwill, by reportable segment (in thousands):

	DOMESTIC COMPANY STORES	DOMESTIC FRANCHISE	TOTAL
Balance at January 2, 2012	$4,306	$81,546	$85,852
Acquisitions	3,480	—	3,480

Balance at December 31, 2012	7,786	81,546	89,332
Acquisitions	6,997	—	6,997
Disposition	(240)	—	(240)

Balance at December 30, 2013	$14,543	$81,546	$96,089

There is no goodwill associated with the International Segment. The Company did not recognize any impairment of goodwill for 2013, 2012 or 2011.

Note 8—Intangible Assets

Intangible assets as of December 30, 2013 consisted of the following (in thousands):

	DECEMBER 30, 2013			WEIGHTED AVERAGE AMORTIZATION PERIOD
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET

Intangible assets subject to amortization:
Franchise relationships	$56,000	$(12,788)	$43,212	16.0
Reacquired franchise rights	7,027	(1,495)	5,532	5.4

Net intangible assets subject to amortization	$63,027	$(14,283)	$48,744	14.8

Intangible assets not subject to amortization
Trade name and trademarks			$87,002

Intangible assets as of December 31, 2012 consisted of the following (in thousands):

	DECEMBER 31, 2012			WEIGHTED AVERAGE AMORTIZATION PERIOD
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET

Intangible assets subject to amortization:
Franchise relationships	$56,000	$(9,292)	$46,708	16.0
Reacquired franchise rights	2,099	(424)	1,675	3.1

Net intangible assets subject to amortization	$58,099	$(9,716)	$48,383	15.5

Intangible assets not subject to amortization
Trade name and trademarks			$87,002

Reacquired franchise rights were recorded as part of the Company’s acquisitions of franchised stores as discussed in Note 3—Acquisitions. Amortization expense for 2013, 2012 and 2011 was $4,568,000, $3,916,000 and $3,506,000, respectively

The estimated future amortization expense of amortizable intangible assets as of December 30, 2013, is as follows (in thousands):

Fiscal years	2014	$5,026
	2015	4,573
	2016	4,178
	2017	4,030
	2018	3,987
	Thereafter	26,950

		$48,744

The trade name and trademarks are intangible assets determined to have indefinite lives and are not subject to amortization.

Note 9—Notes Receivable

Notes receivable consists of the following (in thousands):

	2013	2012
Note issued on sale of company-owned restaurants maturing in 2020, bearing interest at 9.0%. Monthly payments of principal and interest of $6 are due through July 2014. Monthly payment amounts increase annually pursuant to an agreed schedule until they reach a monthly maximum of $9 in August 2018. Collateralized by restaurant assets.	$443	$471
Uncollateralized note issued to an employee, maturing from 2013 to 2017, bearing interest between 0.88% and 6.0%.	40	42

Total related party notes receivable	483	513

Notes issued to finance franchise owners’ purchase of point of sale systems, three year term, maturing during 2014 and bearing interest at 10.5%. Monthly payments of principal and interest due through maturity. Collateralized by point of sales systems.	23	60
Note issued on the sale of company-owned restaurants maturing during 2015, denominated in Canadian dollars, bearing interest at 4%. Monthly payment terms of interest only through 2015. Collateralized by restaurant assets.	825	868
Note issued on the sale of company-owned restaurants maturing during 2014, bearing interest at 8%. Monthly payment terms of interest only through 2014. Collateralized by restaurant assets.	775	—

Total notes receivable	2,106	1,441
Less allowance for doubtful notes receivable	(825)	(434)

Notes receivable, net of allowance for doubtful notes receivable	1,281	1,007
Less current portion	837	—

Notes receivable, net of current position	$444	$1,007

Note 10—2013 and 2012 Recapitalization

On October 25, 2013, the Company refinanced its existing long-term debt, consisting of a senior secured term loan and a revolving credit facility (collectively, the “2012 Credit Facilities”) (as discussed in Note 11—Financing Arrangements). The Company used a portion of the proceeds from its new credit facility and cash on hand to pay accreted dividends and provide a partial return of initial investment to its preferred stockholders. The refinancing also lowered the Company’s cost of capital through lower interest rates on its debt. This transaction is referred to as the “2013 Recapitalization.”

The following is a summary of the sources and uses of the 2013 Recapitalization (in thousands):

New senior secured credit facility	$167,000

Repayment of existing debt, accrued interest and fees	$122,483
Existing debt prepayment penalty	724
Transaction costs incurred on new debt	3,389
Payment of accreted dividends on preferred stock subject to put options	813
Payment of preferred dividend and return of invested capital	30,691
Cash available for acquisitions	8,900

Total uses	$167,000

On June 11, 2012, the Company refinanced its existing long-term debt, consisting of a senior secured term loan, a revolving credit facility and subordinated note (collectively, the “2010 Credit Facilities”) (as discussed in Note 11—Financing Arrangements and Note 16—Shareholders’ Equity) and issued 25,287 shares of Series B Preferred Shares (see Note 16—Shareholders’ Equity) and 13,943 shares of common stock to the lender of its new second lien credit facility in return for cash of $1,000,000. The Company used a portion of the proceeds from its new credit facilities along with the proceeds from an equity issuance and cash on hand to pay accreted dividends and provide a partial return of initial investment to its preferred stockholders. The refinancing also lowered the Company’s cost of capital through lower interest rates on its debt. These transactions are referred to as the “2012 Recapitalization.”

The following is a summary of the sources and uses of the 2012 Recapitalization (in thousands):

New first and second lien credit facilities	$124,200
Issuance of new preferred and common stock	1,000
Cash on hand	1,493

Total sources	$126,693

Repayment of existing debt, accrued interest and fees	$83,992
Existing debt prepayment penalty	1,769
Transaction costs incurred on new debt	4,828
Payment of accreted dividends on preferred stock subject to put options	942
Payment of preferred dividend and return of invested capital	35,162

Total uses	$126,693

Note 11—Financing Arrangements

Long-term debt is comprised of the following (in thousands):

	2013	2012
Senior secured credit facility
Term loan	$167,000	$—
Revolving line of credit	—	—
First lien credit facility
Term loan	—	85,080
Revolving line of credit	—	4,000
Second lien credit facility	—	36,200
Notes payable	3,000	—

Total long-term debt	170,000	125,280
Less current portion	(1,670)	(880)

Total long-term debt, net of current portion	$168,330	$124,400

Maturities on long-term debt consist of the following (in thousands):

		SENIOR SECURED TERM LOAN	NOTES PAYABLE	TOTAL
Fiscal Years	2014	$1,253	$—	$1,253
	2015	1,670	—	1,670
	2016	1,670	—	1,670
	2017	1,670	—	1,670
	2018	160,737	3,000	163,737

		$167,000	$3,000	$170,000

Senior secured credit facility—On October 25, 2013, as part of the 2013 Recapitalization (see Note 10—2013 and 2012 Recapitalization), PMI Holdings Inc. entered into a new $177.0 million senior secured credit facility consisting of a $167.0 million senior secured term loan and a $10 million revolving credit facility, which includes a $2.5 million letter of credit subfacility. Closing and structuring fees of $3.3 million were incurred as a result of this transaction including a payment of $1.8 million to the Sponsor in connection with the advisory services and monitoring agreement (see Note 21—Related Party Transactions), which will be amortized over the duration of the new loan. The new senior secured term loan has a maturity of five years.

Borrowings under the senior secured credit facility bear interest at either (i) LIBOR (subject to a 1.00% floor) plus an applicable margin of 4.50% to 5.75%, or (ii) at the highest of the following rates plus an applicable margin of 3.00% to 4.75%: (a) the Wall Street Journal prime rate; (b) the federal funds rate plus 0.50%; or (c) the one-month LIBOR (subject to a 1.00% floor) plus 1.00%. The applicable margin in each case is determined based on a defined leverage ratio. The revolving line of credit under the facility includes a commitment fee of 0.50% per year on any unused portion of the facility. As of December 30, 2013, the senior secured credit facility bore interest under the LIBOR rate option at 5.75%.

The senior secured credit facility is collateralized by a first lien on substantially all of PMI Holdings, Inc.’s and certain of its existing and future direct and indirect wholly-owned domestic subsidiaries’ assets and contained customary affirmative and negative covenants that restricted specific activities to within certain limits, including payment of dividends to its parent company, acquisitions, and disposition of assets, and it required PMI Holdings, Inc. to maintain certain restrictive financial ratios and balances.

With a maturity date of over one year from December 31, 2013, balances outstanding under the first lien credit facility are classified as non-current on the consolidated balance sheets, except for mandatory, minimum term amortization loan payments of $417,500 due on the first day of each fiscal quarter commencing on April 1, 2014.

Notes payable—On December 16, 2013, a wholly-owned subsidiary of the Company issued a note payable for $3 million in connection with the acquisition of four stores in Idaho (see Note 3—Acquisitions). The note bears interest at 5% and monthly payments of interest only are required until the note matures in December 2018. This note is subordinated to the senior secured credit facility.

2012 first lien credit facility—In October 2013, the borrowings under the senior secured credit facility refinanced the first lien credit facility entered into in June 2012, which included a revolving credit facility for $10.0 million and a term loan for $88.0 million under substantially similar terms, except that the interest rate was at LIBOR (subject to a 1.25% floor) plus an applicable margin of 5.00% to 5.25%, or at other bank developed rates at the Company’s option. Minimum term amortization loan payments of $220,000 were due at the end of each fiscal quarter. This agreement was amended in March 2013 to provide interest rates at LIBOR (subject to a 1.00% floor) plus an applicable margin of 4.50% to 4.75% or at other bank developed rates at the Company’s option.

The borrowings under the June 2012 first lien credit facility refinanced the existing credit agreement entered into on May 5, 2010, which included a revolving credit facility for $7.0 million and a term loan for $73.6 million under substantially similar terms, except that the interest rate was at LIBOR (subject to a 2.00% floor) plus an applicable margin of 8.00%, or at other bank developed rates at the Company’s option.

2012 Second lien credit facility—Concurrent with entering into the first lien credit facility in June 2012, PMI Holdings, Inc. entered into a second lien credit facility providing for term loans in the amount of $36.2 million with a maturity date of June 10, 2018. Borrowings under the second lien credit facility bore interest at either (i) LIBOR (subject to a 1.25% floor) plus 9.25%, or (ii) at the highest of the following rates plus 8.25%: (a) the Wall Street Journal prime rate; (b) the federal funds rate plus 0.50%; or (c) the one-month LIBOR (subject to a 1.25% floor) plus 1.00%. This facility was refinanced as part of the senior secured credit facility entered into in October 2013.

The 2012 second lien credit facility was collateralized by a second lien on substantially all of PMI Holdings, Inc.’s and certain of its existing and future direct and indirect wholly-owned domestic subsidiaries’ assets and contained customary affirmative and negative covenants that restricted specific activities, including payment of dividends to its parent company, to within certain limits and requires PMI Holdings, Inc. to maintain certain restrictive financial ratios and balances. Payments on the second lien credit facility were interest only through maturity.

The borrowings under the 2012 second lien credit facility refinanced the existing subordinated note entered into on May 5, 2010 in the amount of $18.4 million, under substantially similar terms, except the interest rate was a fixed 13.00%.

Deferred financing costs and prepayment penalties—In conjunction with the 2013 Recapitalization, the Company evaluated the refinancing of the 2012 Credit Facilities and determined that $33.6 million was modified and $87.0 million was extinguished. Accordingly, a prepayment penalty of $0.7 million and unamortized debt fees of $2.9 million associated with the 2012 Credit Facilities were written-off as a loss on early retirement of debt. The Company incurred $3.3 million in financing costs of which $0.4 million was expensed as incurred and $2.9 million was capitalized and is being amortized using an effective interest rate method.

In conjunction with the 2012 Recapitalization (see Note 10), the Company evaluated the refinancing of the 2010 Credit Facilities and determined that the borrowing was extinguished and not modified. Accordingly, a prepayment penalty of $1.8 million and unamortized debt fees of $3.3 million associated with the 2010 Credit Facilities were written-off as a loss on early retirement of debt. The Company incurred $4.9 million in financing costs which was capitalized and amortized using an effective interest rate method.

Deferred financing costs amortized to interest expense in the consolidated statements of operations and comprehensive loss were $791,000, $797,000 and $830,000 for 2013, 2012 and 2011, respectively. Amortization of these charges in the future is expected to be as follows (in thousands):

Fiscal Years	2014	$822
	2015	817
	2016	813
	2017	825
	2018	657

		$3,934

Note 12—Derivatives

As required by the Company’s 2010 Credit Facilities, which were refinanced as part of the 2012 Recapitalization, the Company entered into two interest rate cap agreements fixing a portion of the variable rate interest component of the Company’s senior secured credit agreement. The Company recognized zero, $6,000 and $117,000 of expense related to these derivative instruments as part of a fair value adjustment for 2013, 2012 and 2011, respectively. This expense has been recorded as a component of interest expense on the consolidated statement of operations and comprehensive loss. The interest rate cap agreements had a notional amount of $40.0 million and expired on June 30, 2013. As of December 31, 2012, the fair value of the interest rate caps was zero. There were no changes to these cap agreements in connection with the 2012 Recapitalization.

Note 13—Fair Value Measurement

The Company determines the fair value of assets and liabilities based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. GAAP defines a fair value hierarchy that prioritizes the assumptions used to measure fair value. The three levels of the fair value hierarchy are defined as follows:

■ Level 1	—	Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
■ Level 2	—	Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.
■ Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis (in thousands):

	BALANCE SHEET LOCATION	CARRYING VALUE	FAIR VALUE MEASUREMENTS
			LEVEL 1	LEVEL 2	LEVEL 3
Preferred and common stock subject to put options*
December 30, 2013	Preferred and common stock subject to put options	$—	$—	$—	$—
December 31, 2012	Preferred and common stock subject to put options	3,570	—	—	3,570

*	See Note 17—“Share-based Compensation”

There were no transfers among levels within the fair value hierarchy during 2013, 2012 and 2011.

The Company recorded its interest rate cap at fair value in prepaid and other current assets on a recurring basis. The fair value amount was not material.

The fair value of the preferred and common stock subject to put options was determined by adding the fair value of put options to the fair value of common and preferred stock (see Note 17—Share-based Compensation for the valuation method used for common and preferred stock). The fair value of put options was determined using an option pricing method in a Monte Carlo simulation framework where total equity value at the hypothetical exit event among various equity classes of the Company was simulated and the payoff at the exercise of the put options was calculated based on the exercise price of the put options and the share values in each simulated scenario. The payoff of the put options in all scenarios was averaged and a present value calculated for each valuation date.

A reconciliation from the opening to the closing balances of preferred and common stock subject to put options is as follows (in thousands):

Reclassification from shareholders equity upon issuance of put option on July 29, 2011	$2,370
Expenses recognized in selling, general and administrative expenses	1,119

Balance as of January 2, 2012	3,489
Expenses recognized in selling, general and administrative expenses	1,023
Payment	(942)

Balance as of December 31, 2012	3,570
Expenses recognized in selling, general and administrative expenses	784
Dividend paid on preferred shares	(813)
Reclassification to shareholders equity upon cancellation of put option on December 30, 2013	(3,541)

Balance as of December 30, 2013	$—

Financial instruments not included in the table above consist of cash and cash equivalents, trade receivables, other receivables, notes receivable, accounts payable and long-term debt. The fair value of cash and cash equivalents, trade receivables, other receivables and accounts payable approximates carrying value because of the short-term nature of the accounts. The fair value of notes receivable was $1,287,000, $1,004,000, and $1,375,000 as of December 30, 2013, December 31, 2012, and January 2, 2012, respectively, and was based on Level 3 inputs. The fair value of the notes receivable was estimated primarily using a discounted cash flow method based on a discount rate, reflecting the applicable credit spread. The fair value of long-term debt, including the current portion thereof, was $168,882,000, $127,397,000, and $92,560,000 as of December 30, 2013, December 31, 2012, and January 2, 2012, respectively, and was based on Level 3 inputs. In 2013, the fair value of the new long-term debt was estimated using a discounted cash flow method based on a discount rate, reflecting the applicable credit spread. In 2012 and 2011, the fair value of the long-term debt was estimated primarily using an interest rate lattice model.

Note 14—Accrued and Other Liabilities

Accrued and other liabilities are comprised of the following (in thousands):

	2013	2012
Accrued payable for POS software licenses	$2,729	$—
Accrued compensation and related costs	2,232	3,013
Gift cards and certificates payable	2,829	2,399
Deferred system development costs	—	611
Accrued interest and non-income taxes payable	384	326
Convention fund	576	57
Other	991	355

	$9,741	$6,761

Note 15—Income Taxes

The components of the provision for (benefit from) income taxes are as follows (in thousands):

	2013	2012	2011
Current tax provision (benefit)
Federal	$9	$(7)	$30
State	71	82	111

	80	75	141
Deferred tax provision (benefit)
Federal	299	(883)	(336)
State	645	(74)	425

	944	(957)	89

Total provision (benefit) for income taxes	$1,024	$(882)	$230

The current and noncurrent components of the net deferred tax assets (liabilities) were as follows (in thousands):

	2013	2012
Net current deferred income tax asset
Assets
Unearned franchise and development fees	$741	$658
Allowance for uncollectable notes receivable	326	161
Advertising, convention, and development fund balance	216	33
Compensation accruals	159	330
Gift certificate accruals	445	245
Other	143	20

Total current deferred tax assets	2,030	1,447

Liabilities
Other	(174)	(545)

Net current deferred income tax asset	$1,856	$902

	2013	2012
Net noncurrent deferred income tax liability
Assets
Asset retirement obligation	$174	$146
Deferred rent	152	132
Net operating loss	1,889	2,508

Total noncurrent deferred tax assets	2,215	2,786
Liabilities
Fixed asset, goodwill, and intangible asset basis differences	(42,369)	(43,055)
Other	(1,311)	702

Net noncurrent deferred income tax liability	$(41,465)	$(39,567)

As of December 30, 2013, the Company had federal and state net operating loss carry forwards of $5,057,000 and $4,017,000, respectively. As of December 31, 2012, the Company had federal and state net operating loss carry forwards of $6,743,000 and $5,084,000, respectively. The federal and state net operating loss carry forwards begin to expire in 2030 and 2015, respectively. The company has federal and state credit carryovers of $49,000 and $11,000 that are a combination of credits that have no expiration date and credits that expire between 2026 and 2027.

At December 30, 2013, the Company had no unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months. As of December 30, 2013, the Company had no accrued interest or penalties related to uncertain tax positions. The tax years that remain subject to examination by federal and major states’ taxing jurisdictions are those for the fiscal years ended December 30, 2013, December 31, 2012, January 2, 2012, and January 3, 2011.

Tax benefits for federal and state net operating loss carry forwards are recorded as an asset to the extent that management assesses the utilization of such assets to be “more likely than not”; otherwise, a valuation allowance is required to be recorded. The Company has looked to future reversals of existing taxable temporary differences in determining that its federal and state net operating loss carry forwards are more likely than not to be utilized prior to their expiration dates. Consequently, no valuation allowance has been recorded for the deferred tax assets. The Company will continue to evaluate the need for a valuation allowance in the future. Changes in estimated future taxable income and other underlying factors may lead to adjustments to the valuation allowance in the future. The valuation allowance relief recorded in fiscal year 2011 relates exclusively to certain state net operating losses that were not subject to IRC §382 limitations.

A reconciliation of income tax at the United States federal statutory tax rate (using a statutory tax rate of 34%) to income tax expense for 2013, 2012 and 2011 in dollars is as follows (in thousands):

	2013	2012	2011
Federal income tax provision based on statutory rate	$(534)	$(1,019)	$(128)
State and local income tax effect	65	5	62
Impact of change in blended state rate	408	—	292
Non-deductible expenses	90	197	50
Tax shortfall created by put option cancelation	995	—	—
Valuation allowance	—	—	(31)
Tax credits and other	—	(65)	(15)

Provision (benefit) for income taxes	$1,024	$(882)	$230

Note 16—Shareholders’ Equity

Preferred stock—The Company’s preferred stock consists of Series A Preferred Shares (the “Series A Preferred Shares”) and Series B Preferred Shares (the “Series B Preferred Shares,” and together with the Series A Preferred Shares, the “Preferred Shares”). The Preferred Shares have a cumulative preferred dividend of 6.00% per year based on an original liquidation value of $36.68 per share. Upon liquidation of the Company, the holders of the Preferred Shares are entitled to receive the unpaid liquidation value plus accreted dividends before any distribution may be made to the holders of common stock. In addition, the Preferred Shares participate in 20% of all remaining earnings if distributed to common stockholders. The unpaid liquidation value of the Series A and Series B Preferred Shares was $21.14 and $26.80 per share, respectively, as of December 30, 2013. In October 2013, the Company paid $31.5 million to existing shareholders of preferred stock as part of the 2013 Recapitalization (see Note 10 – 2013 and 2012 Recapitalization.

The holders of preferred and common stock are entitled to one vote per share solely voting together as a single class and are not entitled to vote separately as a class on any matter.

Note 17—Share-based Compensation

Restricted common shares—In May 2010, the Company’s Board of Directors approved the 2010 Amended Management Incentive Plan (the “Plan”), which, as amended, reserves 405,108 common shares for equity incentive awards consisting of incentive stock options, non-qualified stock options, restricted stock awards, and unrestricted stock awards. Under the Plan, the Company did not grant any options or awards, but only sold restricted common stock to eligible employees. The Company has issued 333,108, 347,108, and 330,108 shares of restricted common stock under the Plan to eligible employees as of December 30, 2013, December 31, 2012, and January 2, 2012, respectively.

The restricted common stock is subject to either time or performance vesting conditions. Time vesting shares generally vest 20% on each of the five anniversaries of the sale date. Performance vesting shares vest when the Sponsor achieves certain target returns upon a qualified liquidity event. To the extent fair value exceeds the sale price, the excess was recognized as compensation expense as a component of selling, general, and administrative expenses over the requisite service period on a straight line basis for time vesting shares. As it is not yet deemed probable to meet the performance condition, no compensation expense has been recognized related to the performance vesting shares.

For shares sold under the Plan, the Company has a right to repurchase shares from employees who purchased shares in case of certain termination event of employees who purchased shares, qualifying sale, or bankruptcy event of the Company. Vested shares as of the date of these events are repurchased at the value determined by the board of directors of the Company. Unvested shares as of the date of these events, including a grantee’s resignation, are repurchased at the original sale price.

The number and weighted-average sale date fair value for the time and performance vesting shares for key activities are as follows:

	NUMBER OF SHARES OF RESTRICTED COMMON STOCK		WEIGHTED AVERAGE SALE DATE FAIR VALUE
	TIME VESTING	PERFORMANCE VESTING
Unvested, December 31, 2012	148,103	109,266	$3.25
Sold/Granted	16,667	8,333	19.61
Vested	(46,235)	—	2.26
Forfeited/Repurchased	(10,934)	(12,999)	1.04

Unvested, December 30, 2013	107,601	104,600	$5.64

(*) Weighted average sale date fair value in 2012 and 2011 was $10.81 and $1.43 per share, respectively and total fair value of shares vested during 2013, 2012 and 2011 was $105,000, $37,000, and $37,000, respectively.

As of December 30, 2013, the total unrecognized stock-based compensation expense relating to shares of unvested time and performance vesting common stock was $436,000 and the remaining weighted average contractual life of unvested time-vesting shares of common stock was 2.0 years.

Unrestricted Preferred Shares and Unrestricted common stock—In June 2011, the Company sold 18,959 shares of Series A Preferred Shares and 10,438 shares of unrestricted common stock to an officer of the Company for an aggregate purchase price of $700,000, of which $548,000 was paid in the form of a stock subscription receivable and was recorded as a reduction of equity. The fair value per share of these Series A Preferred Shares and unrestricted common stock on the date of issuance was $31.26 and $1.27, respectively.

In September 2012, the Company sold 1,264 shares of Series B Preferred Shares and 697 shares of unrestricted common stock to an employee of the Company for an aggregate purchase price of $50,000. The fair value per share of these shares of Series B Preferred Shares and unrestricted common stock on the date of issuance was $26.54 and $7.64, respectively.

Compensation cost and valuation—Total compensation costs recognized in connection with the above-mentioned restricted common stock, unrestricted common stock and Preferred Shares for 2013, 2012 and 2011 were $61,000, $91,000 and $64,000, respectively. Income tax benefits recognized for 2013, 2012 and 2011 were $23,000, $39,000 and $42,000, respectively.

The valuation of the Company’s common stock and Preferred Shares was based on the principles of option-pricing theory. This approach is based on modeling the value of the various components of an entity’s capital structure as a series of call options on the proceeds expected from the sale of the entity or the liquidation of its assets at some future date. Specifically, each of the preferred and common equity is modeled as a call option on the aggregate value of the Company with an exercise price equal to the liquidation preferences of the more senior securities. In estimating the fair value of the aggregate value of the Company, the Company considered both the income approach and the market approach.

The key inputs required to calculate the value of the common stock using the option-pricing model included the risk free rate, the volatility of the underlying assets, and the estimated time until a liquidation event. The Company applied a marketability discount to the value of common stock based on facts and circumstances at each valuation date.

During the reported periods, the Company assumed the following:

	2013	2012	2011
Risk free rate	0.10~0.50%	0.29~0.57%	0.45~1.28%
Volatility of the underlying assets	35~45%	30~40%	30~35%
Estimated time until a liquidation event	(A)	2.5~3.3 years	3.5~4.0 years
Marketability discount—common stock	(A)	30~35%	35%
Marketability discount—preferred stock	(A)	15~20%	20%

(A)

On July 1, 2013, the Company began to apply a probability weighted expected return method, where equity values were calculated using an option pricing model under an IPO and non-IPO scenarios and each value was weighted based on estimated probability of occurrence. During the period, 0.25~2.5 years were used as estimated time until a liquidation event and 13~30% and 8~15% of marketability discount were used for common and preferred stock, respectively, depending on an IPO or non-IPO scenarios. As of December 30, 2013, 80% weight was applied to an IPO scenario.

Preferred and common stock subject to put options—In July 2011, the Company entered into a share repurchase and put option agreement with an executive officer, pursuant to which the executive officer has the right and option to have the Company repurchase 74,491 shares of unrestricted preferred stock and 41,075 shares of unrestricted common stock, which the employee previously acquired at fair value, at a redemption value on December 31 of any given calendar year following December 31, 2011 (“Put Option”) after a certain condition is met. In December 2012, the Put Option became exercisable.

The redemption value is defined as the greatest of (i) the fair market value (which includes the amount of accrued dividends on the shares of preferred stock) determined by the board of directors of the Company, (ii) $2,750,000 plus accrued dividends on the shares of preferred stock, or (iii) only in the event that the executive officer no longer serves on the board of directors of the company, the value (which includes the amount of accrued dividends on the shares of preferred stock) determined in connection with the most recent valuation performed for the Company.

The Put Option was considered compensatory in nature as it was entered into in conjunction with an employment agreement modification. Because the Put Option was contained in the terms of the shares, it was determined to not be a freestanding instrument. The Put Option, with a minimum redemption value of $2,750,000 plus accrued dividends on the shares of preferred stock, allows the employee to avoid bearing the full risks and rewards that are normally associated with equity ownership. The combined shares and Put Option were evaluated in accordance with ASC Topic 718 and determined to be a liability-classified instrument on the date the Put Option was granted to the employee. Subsequent changes to the combined fair value of the shares and embedded Put Option are recorded as compensation expense.

The shares and embedded Put Option were recorded at the combined fair value of zero, $3,570,000, and $3,489,000 as of December 30, 2013, December 31, 2012 and January 2, 2012, respectively, as preferred and common stock subject to put options on the consolidated balance sheets. The Company recognized related stock-based compensation expenses of $785,000, $1,023,000 and $1,119,000 for 2013, 2012 and 2011, respectively. The Company records these expenses in selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss.

In December 2013, the share repurchase and put option agreement was cancelled. The cancellation resulted in the award being modified from a liability classified award to an equity classified award under ASC Topic 718. The fair value of the shares and embedded Put Option at the time of cancellation was $3,541,000. The fair value of the award at the time of modification was reclassified from a liability to preferred stock and additional paid-in capital based on relative value.

Note 18—Earnings per Share (EPS)

The number of shares and earnings per share data (“EPS”) for all periods presented are based on the historical weighted-average shares of common stock outstanding. EPS is computed using the two-class method. The two-class method determines EPS for common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. The Company’s cumulative preferred stockholders are entitled to participate in 20% of all remaining earnings or dividends if distributed to common stockholders. As such, the Company has calculated EPS using the two-class method.

EPS is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share (“diluted EPS”) is calculated using income available to common stockholders divided by diluted weighted-average shares of common stock outstanding during each period, which includes restricted common stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. The following table sets forth the computations of basic and dilutive earnings per share (in thousands, except per share data):

	2013	2012	2011
Earnings:
Net loss	$(2,591)	$(2,114)	$(606)
Less: Net loss from noncontrolling interests	(19)	—	—

Net loss attributable to Papa Murphy’s	(2,572)	(2,114)	(606)
Less: cumulative Series A and B Preferred dividends not subject to Put Option	(6,419)	(6,448)	(6,582)

Net loss available to common stockholders	$(8,991)	$(8,562)	$(7,188)

Shares:
Weighted average common shares outstanding	1,700	1,623	1,591
Dilutive effect of restricted equity awards*	—	—	—

Diluted weighted average number of shares outstanding	1,700	1,623	1,591

Loss per share:
Basic loss per share	$(5.29)	$(5.28)	$(4.52)

Diluted loss per share	$(5.29)	$(5.28)	$(4.52)

*	Unvested restricted stock was not included in the computation of diluted earnings per share for 2013, 2012 and 2011 since the effect would have been anti-dilutive.

Note 19—Commitments and Contingencies

Commitment to purchase additional equity subscriptions—In connection with the acquisition of Project Pie, LLC (see note 3—Acquisitions), the Company has committed to fund, upon demand, up to an additional $2.5 million prior to December 2016 in increments of $500,000 through the purchase of additional Series A Preferred Units. The number of units to be purchased will be determined based upon the then-current pre-money valuation in accordance with the Unit Purchase Agreement.

Operating lease commitments—The Company leases facilities and various office equipment under non-cancelable operating leases which expire through March 2019. Lease terms for its store units are generally for five years with renewal options and generally require the Company to pay a proportionate share of real estate taxes, insurance, common area, and other operating costs.

The Company has entered into various operating leases that it has subleased to franchise owners. These operating leases have minimum base rent terms and contingent rent terms if individual franchise store sales exceed certain levels.

As of December 30, 2013, future minimum payments under the non-cancelable operating leases, excluding contingent rent obligations, are as follows (in thousands):

		TOTAL LEASE MINIMUM PAYMENTS	SUBLEASE INCOME	NET LEASE MINIMUM PAYMENTS
Fiscal years	2014	$2,573	$88	$2,485
	2015	2,286	50	2,236
	2016	1,940	2	1,938
	2017	869	—	869
	2018	445	—	445
	Thereafter	187	—	187

		$8,300	$140	$8,160

Rent expense for 2013, 2012 and 2011 was $3.1 million, $2.5 million and $1.6 million, respectively.

Lease guarantees—The Company is the guarantor for operating leases of six franchise owner store locations, including four locations that the Company is subleasing, that have terms expiring on various dates from March 2014 to September 2018. The obligation from these leases will generally continue to decrease over time as the leases expire. As of December 30, 2013, the Company does not believe it is probable it would be required to perform under the outstanding guarantees. The applicable franchise owners continue to have primary liability for these operating leases.

As of December 30, 2013, future commitments under these leases are as follows (in thousands):

Fiscal Years	2014	$286
	2015	227
	2016	129
	2017	82
	2018	13

		$737

Legal proceedings—The Company is subject to routine legal proceedings, claims, and litigation in the ordinary course of its business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation is inherently uncertain. The Company does not, however, currently expect that the costs to resolve these routine matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Note 20—Retirement Plans

The Company has a defined contribution benefit plan, qualified under Section 401(k) of the Internal Revenue Code, covering all eligible employees. Plan participants may receive up to a 3.00% matching contribution up to the limits established by the plan and by the Internal Revenue Service and are vested based on years of service. The Company contributed $257,000, $289,000 and $257,000 to the plan for 2013, 2012 and 2011, respectively.

Note 21—Related Party Transactions

Advisory services and monitoring agreement—The Company is currently a party to an advisory services and monitoring agreement with the Sponsor. In accordance with the terms of the agreement, the Company pays the related party for ongoing advisory and monitoring services such as management consulting, financial analysis, and other related services. As compensation, the Company has agreed to pay an annual fee of $500,000 in four equal quarterly installments plus direct expenses incurred which are included in selling, general and administrative expenses. The agreement calls for no minimum level of services to be provided and fees paid to the related party can be deferred at the discretion of the related party or if required by the credit facility. In October 2013, the Company made a payment of $1.8 million to the Sponsor for financial advice in connection with the 2013 Recapitalization discussed in Note 10 of which $1.4 million is included in deferred finance charges and $356,000 was expensed. In June 2012, the Company made a payment of $1.3 million to the Sponsor for financial advice in connection with the 2012 Recapitalization discussed in Note 10 which was included in deferred finance charges. In the event of an initial public offering or a change of control, the Company will be required to pay the Sponsor an amount not to exceed $1,500,000 based on the discounted value of the remaining payments to be paid according to the terms of the agreement. The agreement expires on December 31, 2020, automatically terminates immediately prior to an initial public offering or a change of control unless the Company and the Sponsor determine otherwise, and may be canceled by the Sponsor at any time.

Employee loans related to share purchases (see Note 17—Share-based Compensation)—In connection with share-based compensation, the Company has made several loans to certain officers and employees of the Company. Loans made in connection with the issuance of the Company’s Preferred Shares or common stock have been recognized in stock subscription receivables as a reduction of equity.

In March 2013, the Company made a loan of $54,000 to an employee of the Company. In June 2013, the Company made a loan of $59,000 to an employee of the Company. Both loans were made in connection with the purchase of the Company’s common stock and bear interest at the rate of 0.22% and mature on the earlier of 30 days prior to the effective date of any Form S-1 filed by the Company or March or May 2016, respectively. In October 2013, the Company made a loan of $196,000 to an officer of the Company. The loan was made in connection with the purchase of the Company’s common stock, bears interest at the rate of 0.22% and matures on the earlier of 35 months from the date of the note or upon seven days written notice from the Company.

In December 2012, the Company made an aggregate of $257,000 of 90-day loans to an officer and two employees of the Company in connection with the purchase of the Company’s common stock. The notes plus accrued interest were subsequently replaced in March 2013 with notes totaling $258,000, maturing on the earlier of 30 days prior to the effective date of any Form S-1 filed by the Company or November 2015. The notes bear interest at the rate of 0.22%.

In September 2012, the Company made two loans to an employee of the Company in connection with the purchase of the Company’s preferred and common stock totaling $82,000 which bear interest at the rate of 0.88% and mature on September 13, 2017.

The Company made a loan to an officer on June 6, 2011, for $548,000 bearing interest at an annual rate of 0.55% pursuant to a promissory note dated May 25, 2011 that matures in May 2014, which was subsequently amended on June 1, 2011 in connection with the purchase of the Company’s preferred and common stock. In June 2012, this note was replaced with a promissory note for the same terms and amount.

As of December 30, 2013, December 31, 2012, the Company had stock subscription receivables of $1.2 million, and $888,000, respectively.

Notes receivable (see Note 9—Notes Receivable)—On August 18, 2009, the Company obtained a note receivable from a third party in connection with the sale and refranchising of Company-owned stores. Subsequently, in March 2011 a member of the third party became an employee of the Company. The Company’s related party notes receivable related to this transaction had an outstanding balance of $443,000 and $471,000 as of December 30, 2013 and December 31, 2012, respectively. Based on repayment terms modified in September 2013, the note matures in 2020 and bears interest at 9.0% annually.

In November 2012, a loan of $40,000 was made to an employee of the Company under a promissory note permitting the employee to borrow $40,000 per year up to a maximum of $120,000. The note matures on the earlier of September 13, 2017 or November 18, 2017, respectively, or 30 days prior to the effective date of any Form S-1 filed by the Company. The note bears interest at the rate of 0.88%. As of December 30, 2013 and December 31, 2012, $40,000 was drawn against the full $120,000 available commitment.

Note 22—Segment Information

The Company has the following reportable segments: (i) Domestic Company Stores; (ii) Domestic Franchise; and (iii) International. The Domestic Company Stores segment includes operations with respect to company-owned stores in the United States and derives its revenues from retail sales of pizza and side items to the general public. The Domestic Franchise segment includes operations with respect to franchise stores in the United States and derives its revenues from franchise and development fees and the collection of franchise royalties from the Company’s franchise owners located in the United States. The International segment includes operations related to the Company’s operations outside the United States and derives its revenues from franchise and development fees and the collection of franchise royalties located outside the United States.

The Company’s reportable segments are organized based on how the Chief Operating Decision Maker (“CODM”) reviews their separate financial information to assess performance and to allocate resources. The accounting policies of the reportable segments are the same as those described in Note 2—Summary of Significant Accounting Policies. The Company evaluates the profitability of its segments based on operating income.

The following table summarizes information on profit or loss and assets for each of our reportable segments (in thousands):

	2013	2012	2011
Revenues
Domestic Franchise	$40,450	$37,998	$36,115
Domestic Company Stores	39,148	28,813	15,619
International	897	105	188
Other	—	—	—

Total	$80,495	$66,916	$51,922

Segment Operating Income (Loss)
Domestic Franchise	$20,540	$17,503	$15,899
Domestic Company Stores	(408)	(344)	(1,183)
International	(24)	(611)	(179)
Other	(7,173)	(3,790)	(4,645)

Total	$12,935	$12,758	$9,892

Depreciation and amortization
Domestic Franchise	$4,753	$4,745	$5,165
Domestic Company Stores	2,193	1,408	601
International	27	34	32
Other	—	—	—

Total	$6,973	$6,187	$5,798

Interest expense
Domestic Franchise	$—	$—	$1
Domestic Company Stores	1,555	792	38
International	—	—	—
Other	10,517	10,462	10,409

Total	$12,072	$11,254	$10,448
Elimination of intersegment interest expense	(1,549)	(792)	(38)

Total Consolidated	$10,523	$10,462	$10,410

Interest income
Domestic Franchise	$(9)	$(56)	$(69)
Domestic Company Stores	(50)	—	—
International	(35)	(38)	(114)
Other	(1,549)	(792)	(38)

Total	$(1,643)	$(886)	$(221)
Elimination of intersegment interest income	1,549	792	38

Total Consolidated	$(94)	$(94)	$(183)

	2013		2012	2011
Provision (benefit) for income taxes
Domestic Franchise	$		$—	$—
Domestic Company Stores		—	—	—
International		9	—	—
Other		1,015	(882)	230

Total		$1,024	$(882)	$230

Total assets
Domestic Franchise		$139,471	$161,146
Domestic Company Stores		29,489	16,370
International		515	984
Other (*)		119,375	104,817

Total		$288,850	$283,317
Elimination of intersegment assets:
Intercompany note		(21,690)	(11,500)
Intercompany receivables		(2,658)	(25,200)

Total Consolidated		$264,502	$246,617

(*)	Other assets which are not allocated to the individual segments primarily include trade names & trademarks, unamortized deferred financing charges, and an intercompany note.

All long-lived assets are held within the United States. The following table summarizes revenues by geographic area (in thousands):

	2013	2012	2011
Revenues
United States	$79,598	$66,811	$51,734
International	897	105	188

Total	$80,495	$66,916	$51,922

Note 23—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

In March 2014, the Company entered into agreements with certain executive officers to repurchase an aggregate of 48,516 shares of common stock at a price of $26.80 per share, for a total purchase price of $1.3 million. Included among the repurchased shares were 14,014 shares of common stock for which vesting terms were accelerated in connection with the repurchase. The Company received a payment of $1.0 million from the same executive officers to repay their outstanding stock subscription receivables. Concurrent with the share repurchase, the Company entered into agreements with the same executive officers to issue 48,516 stock options to purchase shares at an exercise price of $26.80 per share, including 34,502 fully vested options and 14,014 options subject to time-based or performance-based vesting provisions. In connection with the acceleration of vesting and the issuance of the fully vested options, the Company will record stock-based compensation expense for the quarter ending March 31, 2014.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Papa Murphy’s Holdings, Inc.

Parent Company Information

Condensed Statements of Operations and Comprehensive Loss

(In thousands of dollars)

	FISCAL YEAR
	2013	2012	2011
Equity in losses of subsidiaries	$(1,159)	$(2,831)	$(341)
Selling, general, and administrative expense	343	66	—

OPERATING LOSS	(1,502)	(2,897)	(341)
Other expense	56	105	35

LOSS BEFORE INCOME TAXES	(1,558)	(3,002)	(376)
Provision (benefit) for income taxes	1,014	(888)	230

NET LOSS	(2,572)	(2,114)	(606)
OTHER COMPREHENSIVE INCOME (LOSS)	(2)	4	(27)

TOTAL COMPREHENSIVE LOSS	$(2,574)	$(2,110)	$(633)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Papa Murphy’s Holdings, Inc.

Parent Company Information

Condensed Balance Sheets

(In thousands of dollars, except par value and share data)

	DECEMBER 30, 2013	DECEMBER 31, 2012
ASSETS

CURRENT ASSETS
Prepaid expenses and other current assets	$1,668	$94
Due from consolidated affiliates	826	2,776
Current deferred tax asset	1,856	902

Total current assets	4,350	3,772
Investment in affiliates	71,034	103,305

Total assets	$75,384	$107,077

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Other current liabilities	$14	$10

Total current liabilities	14	10
Preferred and common stock subject to put options (0 and 74,491 Series A preferred shares outstanding, respectively, and 0 and 41,075 common shares outstanding, respectively)	—	3,570
Deferred tax liability	41,465	39,567

Total liabilities	$41,479	$43,147

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Series A preferred stock ($0.01 par value; 3,000,000 shares authorized; 2,853,809 and 2,779,318 shares issued and outstanding, respectively (aggregate liquidation preference $61,476 and $86,014, respectively))	60,156	79,856
Series B preferred stock ($0.01 par value; 1,000,000 shares authorized, 26,551 and 26,551 shares issued and outstanding, respectively (aggregate liquidation preference $722 and $1,006, respectively))	741	1,003
Common stock ($0.01 par value; 3,000,000 shares authorized; 1,921,337 and 1,894,262 shares issued and outstanding, respectively)	19	19
Additional paid-in capital	1,579	420
Stock subscription receivable	(1,197)	(888)
Accumulated other comprehensive income	—	2
Accumulated deficit	(27,393)	(16,482)

Total shareholders’ equity	33,905	63,930

Total liabilities and shareholders’ equity	$75,384	$107,077

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Papa Murphy’s Holdings, Inc.

Parent Company Information

Condensed Statements of Cash Flows

(In thousands of dollars)

	FISCAL YEAR
	2013	2012	2011
NET CASH FLOWS FROM OPERATING ACTIVITIES	$(56)	$(2,253)	$(30)

INVESTING ACTIVITIES
Investment in subsidiary	(57)	(1,064)	(218)
(Deemed) dividend from subsidiary	31,148	37,572	466

Net cash from investing activities	31,091	36,508	248

FINANCING ACTIVITIES
Issuance of preferred stock	—	955	82
Issuance of common stock	57	109	136
Redemptions of common stock	(400)	(117)	(114)
Redemptions of preferred stock	—	(44)	(295)
Payment of preferred dividends	(8,761)	(13,056)	—
Return of invested capital	(21,929)	(22,106)	—

Net cash from financing activities	(31,033)	(34,259)	(191)

Effect of exchange rate fluctuations on cash	(2)	4	(27)
Net increase (decrease) in cash	—	—	—
CASH AND CASH EQUIVALENTS, beginning of period	—	—	—

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$—

Papa Murphy Holdings, Inc.

Parent Company Information

Notes to Condensed Financial Information

Note 1—Basis of Presentation

Papa Murphy’s Holdings, Inc. (the Parent Company) is a holding company with no material operations of its own that conducts substantially all of its activities through its subsidiaries.

These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Parent Company’s investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the notes to the consolidated financial statements Papa Murphy’s Holdings, Inc. and subsidiaries included elsewhere herein.

Note 2—Dividends

A cash dividend of $30.3 million, $35.2 million, and zero was declared and paid to the Series A Preferred holders of the Parent Company during 2013, 2012 and 2011, respectively. A cash dividend of $345,000, zero, and zero was declared and paid to the Series B Preferred holders of the Parent Company during 2013, 2012 and 2011, respectively. In order to fund the dividends, dividends were paid to the Parent Company from its subsidiaries. See Note 11—Financing Arrangements of the Company’s consolidated financial statements for a discussion of the dividend restriction under the debt covenants.

Schedule II—Valuation and Qualifying Accounts

Papa Murphy’s Holdings, Inc. and Subsidiaries

	BALANCE AT BEGINNING OF PERIOD	PROVISION (BENEFIT)	ADDITIONS (DEDUCTIONS)*	CURRENCY TRANSLATION ADJUSTMENTS	BALANCE AT END OF PERIOD
Fiscal year 2013
Allowance for trade and other receivables	$61	$—	$(24)	$—	$37
Allowance for notes receivable	434	427	—	(36)	825

Total	$495	$427	$(24)	$(36)	$862

Fiscal year 2012
Allowance for trade and other receivables	$35	$24	$2	$—	$61
Allowance for notes receivable	326	434	(326)	—	434

Total	$361	$458	$(324)	$—	$495

Fiscal year 2011
Allowance for trade and other receivables	$38	$26	$(29)	$—	$35
Allowance for notes receivable	326	—	—	—	326

Total	$364	$26	$(29)	$—	$361

*	represents write-offs and recoveries of bad debt

REPORT OF INDEPENDENT AUDITORS

To the Stockholders

TBD Business Group

Report on Financial Statements

We have audited the accompanying combined financial statements of TBD Business Group, which comprise the combined balance sheet as of December 31, 2012 and January 2, 2012, and the related combined statements of income, business equity, and cash flows for the fiscal years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of TBD Business Group as of December 31, 2012 and January 2, 2012, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Portland, Oregon

November 22, 2013

TBD BUSINESS GROUP

Combined Balance Sheets

As of December 31, 2012 and January 2, 2012

	DECEMBER 31, 2012	JANUARY 2, 2012
Assets
Current assets:
Cash	$2,325	$2,325
Inventories	29,830	34,176
Prepaid rent	8,224	11,328

Total current assets	40,379	47,829
Property and equipment, net	257,548	251,604
Intangible assets, net of accumulated amortization of $285,203 and $216,620	466,196	510,779

Total assets	$764,123	$810,212

Liabilities and Business Equity
Current liabilities:
Accounts payable	$15,580	$25,456
Accrued expenses	26,877	25,372
Current maturities of long-term debt	77,575	74,242

Total current liabilities	120,032	125,070
Asset retirement obligations	37,659	34,878
Deferred lease incentives	32,100	26,400
Long-term debt	172,847	250,422

Total liabilities	362,638	436,770
Business equity	401,485	373,442

Total liabilities and business equity	$764,123	$810,212

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Income

For the Fiscal Years Ended December 31, 2012 and January 2, 2012

	FISCAL YEAR ENDED DECEMBER 31, 2012	FISCAL YEAR ENDED JANUARY 2, 2012
Restaurant sales, net	$4,434,688	$4,292,904

Costs and expenses
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	1,664,754	1,681,556
Compensation and benefits	872,613	890,474
Franchise royalties	221,738	214,615
Advertising	324,029	290,668
Occupancy	217,260	209,374
Other restaurant operating expenses	125,787	145,960

Total restaurant operating costs	3,426,181	3,432,647
General and administrative costs	74,044	78,054
Depreciation and amortization	108,521	95,505

Total costs and expenses	3,608,746	3,606,206

Operating income	825,942	686,698
Interest expense	12,689	16,445

Net income	$813,253	$670,253

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Business Equity

For the Fiscal Years Ended December 31, 2012 and January 2, 2012

	FISCAL YEAR ENDED DECEMBER 31, 2012	FISCAL YEAR ENDED JANUARY 2, 2012
Business equity, beginning of year	$373,442	$313,894
Net income	813,253	670,253
Net transfers to TBD, Inc.	(785,210)	(610,705)

Business equity, end of year	$401,485	$373,442

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Cash Flows

For the Fiscal Years Ended December 31, 2012 and January 2, 2012

	FISCAL YEAR ENDED DECEMBER 31, 2012	FISCAL YEAR ENDED JANUARY 2, 2012
Cash flows from operating activities:
Net income	$813,253	$670,253
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	108,521	95,505
Accretion expense of asset retirement obligations	2,780	2,577
Changes in current assets and liabilities:
Inventories	4,346	(4,143)
Prepaid rent	3,104	881
Accounts payable and accrued expenses	(2,671)	44,962

Net cash from operating activities	929,333	810,035

Cash flows from investing activities:
Purchase of property and equipment	(45,881)	(137,654)
Franchise fee renewals	(24,000)	—

Net cash from investing activities	(69,881)	(137,654)

Cash flows from financing activities:
Payments on long-term debt	(74,242)	(61,676)
Net transfers to TBD, Inc	(785,210)	(610,705)

Net cash from financing activities	(859,452)	(672,381)

Net change in cash	—	—
Cash, beginning of year	2,325	2,325

Cash, end of year	$2,325	$2,325

See accompanying notes

TBD BUSINESS GROUP

Notes to Combined Financial Statements

1. Background and Basis of Presentation

Background

TBD, Inc. (“Parent”), which is wholly owned by two stockholders, operates seven Papa Murphy’s Take ‘N’ Bake pizza stores under a franchise agreement with Papa Murphy’s International LLC. In September 2013, the Parent entered into a Letter of Intent to sell four of its seven pizza stores in Boise, Idaho, to Papa Murphy’s Company Stores, Inc., which owns Papa Murphy’s International LLC. TBD Business Group (“the Company”) is comprised of the four pizza stores to be sold.

Basis of Presentation

The combined financial statements of the Company have been derived from TBD, Inc.’s financial statements and accounting records using the historical results of operations, financial position and cash flows attributable to the four stores. The combined financial statements include allocations of certain corporate expenses incurred for support functions that are provided on a centralized basis within the Parent and not recorded at the store level, such as expenses related to finance, management, human resources, transportation and other administrative expenses. The costs of such services have been allocated to the Company primarily based on relative percentage of revenue. Management believes such allocations are reasonable. Nevertheless, the combined financial statements may not be indicative of the Company’s future performance and may not reflect what the combined results of operations, financial position and cash flows would have been had the Company operated as a stand-alone company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined financial statements.

Cash is managed centrally and working capital requirements are met from cash generated from each store. Accordingly, the cash and cash equivalents held by Parent at the corporate level were not attributed to the Company for any of the periods presented. The Company reflects transfers of cash to and from Parent’s main cash account as a component of Business Equity.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying combined financial statements:

Principles of Combination

The combined financial statements include the assets, liabilities and operations of the Company’s business that will be sold to Papa Murphy’s Company Stores, Inc. as well as certain allocations discussed above. Any significant intercompany transactions and balances between and among the four stores have been eliminated in combination.

Fiscal year

To match its operating cycle, the Company uses a 52 or 53 week fiscal year, ending on the Monday nearest to December 31. Fiscal years 2012 and 2011 were 52 week years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results may differ from those estimates.

Cash

Cash includes amounts used in the day to day operations of the business and deposits held on account with FDIC insured financial institutions.

Inventories

Inventories consist primarily of food and packaging supplies used in the restaurant and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment

Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured. Maintenance and repairs are charged to expense as incurred; expenditures for additions, improvements and replacements are capitalized. Upon disposal of property and equipment subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in the statement of income.

The Company recognized no impairment of property and equipment assets for the fiscal years ended December 31, 2012 and January 2, 2012.

Intangible Assets

The Company’s intangible assets consist of franchise rights from Papa Murphy’s International LLC. Franchise rights and the renewal of franchise rights, are amortized on a straight-line basis over the related franchise agreement term, which ranges from 5 to 10 years.

The Company recognized no impairment of intangible assets for the fiscal years ended December 31, 2012 and January 2, 2012.

Amortization expense for the fiscal years ended December 31, 2012 and January 2, 2012 were $68,584 and $67,408, respectively. The estimated future amortization expense of amortizable intangible assets as of December 31, 2012 is as follows:

Fiscal years 2013	$69,990
2014	69,990
2015	69,269
2016	68,990
2017	68,990
Thereafter	118,967

$466,196

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets with finite useful lives, are evaluated for recoverability of the carrying amount whenever events and circumstances indicate the carrying amount of an asset may not be fully recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results (such as two years of comparable restaurant sales decrease or two years of negative operating cash flows), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, which is typically an individual restaurant. If the carrying amount of an asset group exceeds the estimated, undiscounted future cash flows expected to be generated by the asset, then an impairment charge is recognized to the extent the carrying amount exceeds the asset’s fair value. In determining fair value, management considers current results, trends, future prospects, and other economic factors.

Revenue Recognition

Retail sales from restaurants are recognized as revenue when the product is purchased by the customer.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code (IRC). Under these provisions, the Company generally will not pay federal corporate taxes on income. Instead, its earnings and losses will be included in the stockholders’ personal income tax returns and will be taxed based upon personal income tax rates.

The Company applies applicable authoritative accounting guidance related to the accounting for uncertain tax positions. The impact of uncertain tax positions would be recorded in the Company’s combined financial statements only after determining a more likely than not probability that the uncertain tax positions would withstand challenge, if any, from taxing authorities. As of December 31, 2012 and 2011, the Company had no uncertain tax positions. Generally, the Company is subject to examination by income tax authorities for three years from the filing of a tax return.

Asset Retirement Obligations (ARO)

AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including restaurant closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time the obligation is accreted to its projected future value and upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the combined statement of income. The Company has recorded an ARO liability of $37,659 and $34,878 as of December 31, 2012 and January 2, 2012, respectively.

Advertising Costs

The Company expenses advertising costs when incurred. For the fiscal years ended December 31, 2012 and January 2, 2012 advertising costs were $324,029 and $290,668, respectively.

3. Property and Equipment

Property and equipment are comprised of the following:

	DECEMBER 31, 2012	JANUARY 2, 2012
Leasehold improvements	$280,175	$267,108
Restaurant equipment and fixtures	472,678	439,863

	752,853	706,971
Less accumulated depreciation	495,305	455,367

	$257,548	$251,604

Depreciation expense was $39,937 and $28,097 for the fiscal years ended December 31, 2012 and January 2, 2012, respectively.

4. Accrued Expenses

Accrued expenses are comprised of the following:

	DECEMBER 31, 2012	JANUARY 2, 2012
Sales taxes and other	$20,577	$22,072
Current portion of deferred lease incentive	6,300	3,300

	$26,877	$25,372

5. Long-Term Debt

The Parent’s long-term debt was incurred to purchase three stores in 2009, one of which is part of the Company. The Parent’s debt and related interest is allocated to the Company based on the relative purchase price of the Company’s one store compared to the Parent’s total purchase price of all three stores. The debt bears interest at 4.29% and matures in 2014. Assets of the Parent, including assets of the Company’s four stores, are pledged as collateral to the debt. Future maturities of principal allocated to the Company are 2013: $77,575; 2014: $172,847.

6. Commitments and Contingencies

As of December 31, 2012, the Company leased four store locations under operating leases that expire between 2014 and 2021. Future minimum payments under these non-cancelable leases are as follows:

2013	$140,918
2014	102,967
2015	100,530
2016	104,700
2017	61,771
Thereafter	82,094

$592,980

Rent expense totaled $162,549 and $162,461 for the fiscal years ended December 31, 2012 and January 2, 2012, respectively.

7. Related Party Transactions

The Parent provides certain corporate support functions such as finance, management, human resources, transportation and other administrative expenses and related corporate overhead costs were allocated to the Company, primarily based on relative percentage of revenue. Such that operating and corporate overhead costs allocated to the Company were $141,698 and $139,426 for the fiscal years ended December 31, 2012 and January 2, 2012, respectively.

As the Parent manages cash centrally, the Company transfers cash generated from each store to the Parent on a periodic basis. Amount of net cash transferred to the Parent was $785,210 and $610,705 for the fiscal years ended December 31, 2012 and January 2, 2012, respectively.

8. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the combined financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the combined balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s combined financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before combined financial statements are issued.

The Company has evaluated subsequent events through November 22, 2013, which is the date the combined financial statements were available to be issued.

On November 4, 2013, the Parent entered into a Purchase and Sale Agreement to sell the Company, consisting of the four stores in Boise, Idaho, to Papa Murphy’s Company Stores, Inc., the parent entity of Papa Murphy’s International LLC, the Franchisor for $7,000,000 plus working capital. The Company expects to close on the sale in December 2013.

TBD BUSINESS GROUP

Combined Balance Sheets (Unaudited)

As of September 30, 2013 and December 31, 2012

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
ASSETS
Current assets:
Cash	$2,325	$2,325
Inventories	36,140	29,830
Prepaid rent	8,224	8,224

Total current assets	46,689	40,379
Property and equipment, net	243,905	257,548
Intangible assets, net of accumulated amortization of $337,685 and $285,203	413,715	466,196

TOTAL ASSETS	$704,309	$764,123

LIABILITIES AND BUSINESS EQUITY
Current liabilities:
Accounts payable	$14,281	$15,580
Accrued expenses	38,149	26,877
Current maturites of long-term debt	192,562	77,575

Total current liabilities	244,992	120,032

Asset retirement obligations	39,884	37,659
Deferred lease incentives	26,550	32,100
Long-term debt		172,847

Total liabilities	311,426	362,638
Business equity	392,883	401,485

TOTAL LIABILITIES AND BUSINESS EQUITY	$704,309	$764,123

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Income (Unaudited)

For the 39 weeks Ended September 30, 2013 and October 1, 2012

	39 WEEKS ENDED SEPTEMBER 30, 2013	39 WEEKS ENDED OCTOBER 1, 2012
Restaurant sales, net	$3,263,287	$3,261,200

Costs and expenses
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Cost of food and packaging	1,237,208	1,200,598
Compensation and benefits	661,125	648,781
Franchise royalties	163,463	163,064
Advertising	253,381	231,793
Occupancy	169,769	168,229
Other restaurant operating expenses	98,748	93,746

Total restaurant operating costs	2,583,694	2,506,211
General and administrative costs	58,252	59,098
Depreciation and amortization	86,226	80,029

Total costs and expenses	2,728,172	2,645,338

Operating income	535,115	615,862
Interest expense	7,339	9,836

Net income	$527,776	$606,026

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Business Equity (Unaudited)

For the 39 weeks Ended September 30, 2013

Business equity, December 31, 2012	$401,485
Net Income	527,776
Net transfers to TBD, Inc.	(536,378)

Business equity, September 30, 2013	$392,883

See accompanying notes

TBD BUSINESS GROUP

Combined Statements of Cash Flows (Unaudited)

For the 39 weeks Ended September 30, 2013 and October 1, 2012

	39 WEEKS ENDED SEPTEMBER 30, 2013	39 WEEKS ENDED OCTOBER 1, 2012
Cash flows from operating activities:
Net income	$527,776	$606,026
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	86,226	80,029
Accretion expense of asset retirement obligations	2,225	2,065
Changes in current assets and liabilities:
Inventories	(6,310)	3,253
Prepaid rent	—	(289)
Accounts payable and accrued expenses	4,423	25,956

Net cash from operating activities	614,340	717,040

Cash flows from investing activities:
Purchase of property and equipment	(20,102)	(37,351)

Net cash from investing activities	(20,102)	(37,351)

Cash flows from financing activities:
Payments on long-term debt	(57,860)	(55,362)
Net transfers to TBD, Inc	(536,378)	(624,327)

Net cash from financing activities	(594,238)	(679,689)

Net change in cash	—	—
Cash, beginning of period	2,325	2,325

Cash, end of period	$2,325	$2,325

See accompanying notes

TBD BUSINESS GROUP

Notes to Unaudited Combined Financial Statements

1. Background and Basis of Presentation

Background

TBD, Inc. (“Parent”), which is wholly owned by two stockholders, operates seven Papa Murphy’s Take ‘N’ Bake pizza stores under a franchise agreement with Papa Murphy’s International LLC. In September 2013, the Parent entered into a Letter of Intent to sell four of its seven pizza stores in Boise, Idaho, to Papa Murphy’s Company Stores, Inc., which owns Papa Murphy’s International LLC. TBD Business Group (“the Company”) is comprised of the four pizza stores to be sold.

Basis of Presentation

The combined unaudited financial statements of the Company have been derived from TBD, Inc.’s financial statements and accounting records using the historical results of operations, financial position and cash flows attributable to the four stores. The combined financial statements include allocations of certain corporate expenses incurred for support functions that are provided on a centralized basis within the Parent and not recorded at the store level, such as expenses related to finance, management, human resources, transportation and other administrative expenses. The costs of such services have been allocated to the Company primarily based on relative percentage of revenue. Management believes such allocations are reasonable. Nevertheless, the combined financial statements may not be indicative of the Company’s future performance and may not reflect what the combined results of operations, financial position and cash flows would have been had the Company operated as a stand-alone company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined financial statements.

Cash is managed centrally and working capital requirements are met from cash generated from each store. Accordingly, the cash and cash equivalents held by Parent at the corporate level were not attributed to the Company for any of the periods presented. The Company reflects transfers of cash to and from Parent’s main cash account as a component of Business Equity.

The unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all information and footnotes necessary for a fair presentation of the Company’s financial position and the results of operations and cash flows in conformity with U.S. GAAP for complete financial statements. These consolidated financial statements should be read in conjunction with the Company’s combined financial statements and related notes as of December 31, 2012 and January 2, 2012, and for the years then ended. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the interim periods ended September 30, 2013 and October 1, 2012, presented herein are not necessarily indicative of the results that may be expected for the year ending December 30, 2013.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying combined financial statements:

Principles of Combination

The combined financial statements include the assets, liabilities and operations of the Company’s business that will be sold to Papa Murphy’s Company Stores, Inc. as well as certain allocations discussed above. Any significant intercompany transactions and balances between and among the four stores have been eliminated in combination.

Fiscal year

To match its operating cycle, the Company uses a 52 or 53 week fiscal year, ending on the Monday nearest to December 31. The period ended September 30, 2013 consisted of 39 weeks that began on January 1, 2013. The period ended October 2, 2012 consisted of 39 weeks that began on January 3, 2012.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results may differ from those estimates.

Cash

Cash includes amounts used in the day to day operations of the business and deposits held on account with FDIC insured financial institutions.

Inventories

Inventories consist primarily of food and packaging supplies used in the restaurant and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment

Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured. Maintenance and repairs are charged to expense as incurred; expenditures for additions, improvements and replacements are capitalized. Upon disposal of property and equipment subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in the statement of income.

The Company recognized no impairment of property and equipment assets for the 39 weeks ended September 30, 2013 and October 1, 2012.

Intangible Assets

The Company’s intangible assets consist of franchise rights from Papa Murphy’s International LLC. Franchise rights and the renewal of franchise rights, are amortized on a straight-line basis over the related franchise agreement term, which ranges from 5 to 10 years.

The Company recognized no impairment of intangible assets for the 39 weeks ended September 30, 2013 and October 1, 2012.

Amortization expense for the 39 weeks ended September 30, 2013 and October 1, 2012 were $52,482 and $51,315, respectively. The estimated future amortization expense of amortizable intangible assets for the 12-month periods following September 30, 2013 is as follows:

2014	69,990
2015	69,269
2016	68,990
2017	68,990
2018	68,990
Thereafter	67,486

$413,715

Impairment of long-lived assets

Long-lived assets, such as property and equipment and intangible assets with finite useful lives, are evaluated for recoverability of the carrying amount whenever events and circumstances indicate the carrying amount of an asset may not be fully recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results (such as two years of comparable restaurant sales decrease or two years of negative operating cash flows), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, which is typically an individual restaurant. If the carrying amount of an asset group exceeds the estimated, undiscounted future cash flows expected to be generated by the asset, then an impairment charge is recognized to the extent the carrying amount exceeds the asset’s fair value. In determining fair value, management considers current results, trends, future prospects, and other economic factors.

Revenue Recognition

Retail sales from restaurants are recognized as revenue when the product is purchased by the customer.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code (IRC). Under these provisions, the Company generally will not pay federal corporate taxes on income. Instead, its earnings and losses will be included in the stockholders’ personal income tax returns and will be taxed based upon personal income tax rates.

The Company applies applicable authoritative accounting guidance related to the accounting for uncertain tax positions. The impact of uncertain tax positions would be recorded in the Company’s combined financial statements only after determining a more likely than not probability that the uncertain tax positions would withstand challenge, if any, from taxing authorities. As of September 30, 2013 and October 1, 2012, the Company had no uncertain tax positions. Generally, the Company is subject to examination by income tax authorities for three years from the filing of a tax return.

Asset Retirement Obligations (ARO)

AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including restaurant closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time the obligation is accreted to its projected future value and upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the combined statement of income. The Company has recorded an ARO liability of $39,884 and $37,659 as of September 30, 2013 and October 1, 2012, respectively.

Advertising costs

The Company expenses advertising costs when incurred. For September 30, 2013 and October 1, 2012, advertising costs were $253,381 and $231,793, respectively.

3. Property and Equipment

Property and equipment are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Leasehold improvements	$280,175	$292,447
Restaurant equipment and fixtures	492,784	460,406

	772,959	752,853
Less accumulated depreciation	529,054	495,305

	$243,905	$257,548

Depreciation expense was $33,744 and $29,119 for the 39 weeks ended September 30, 2013 and October 1, 2012, respectively.

4. Accrued expenses

Accrued expenses are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Sales taxes and other	$31,849	$20,577
Current portion of deferred lease incentive	6,300	6,300

	$38,149	$26,877

5. Long-term debt

The Parent’s long-term debt was incurred to purchase three stores in 2009, one of which is part of the Company. The Parent’s debt and related interest is allocated to the Company based on the relative purchase price of the Company’s one store compared to the Parent’s total purchase price of all three stores. The debt bears interest at 4.29% and matures in 2014. Assets of the Parent, including assets of the Company’s four stores, are pledged as collateral to the debt. Future maturities of principal allocated to the Company for the 12-month period following September 30, 2013 total $192,562.

6. Commitments and Contingencies

As of September 30, 2013, the Company leased four store locations under operating leases that expire between 2014 and 2021. Future minimum payments for the 12-month periods following September 30, 2013 under these non-cancelable leases are as follows:

2014	113,353
2015	100,089
2016	103,603
2017	81,514
2018	26,625
Thereafter	62,125

$487,309

Rent expense totaled $123,088 and $117,594 for the 39 weeks ended September 30, 2013 and October 1, 2012, respectively.

7. Related Party Transactions

The Parent provides certain corporate support functions such as finance, management, human resources, transportation and other administrative expenses and related corporate overhead costs were allocated to the Company, primarily based on relative percentage of revenue. Such that operating and corporate overhead costs allocated to the Company were $129,413 and $109,242 for the 39 weeks ended September 30, 2013 and October 1, 2012, respectively.

As the Parent manages cash centrally, the Company transfers cash generated from each store to the Parent on a periodic basis. Amount of net cash transferred to the Parent was $536,378 for the 39 weeks ended September 30, 2013.

8. Subsequent Event

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the combined financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the combined balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s combined financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before combined financial statements are issued.

The Company has evaluated subsequent events through November 22, 2013, which is the date the combined financial statements were available to be issued.

On November 4, 2013, the Parent entered into a Purchase and Sale Agreement to sell the Company, consisting of the four stores in Boise, Idaho, to Papa Murphy’s Company Stores, Inc., the parent entity of Papa Murphy’s International LLC, the Franchisor for $7,000,000 plus working capital. The Company expects to close on the sale in December 2013.

REPORT OF INDEPENDENT AUDITORS

To the Members

KK Great Pizza, LLC

Report on Financial Statements

We have audited the accompanying financial statements of KK Great Pizza, LLC, which comprise the balance sheet as of December 31, 2012, and the related statements of income, members’ equity, and cash flows for the fiscal year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KK Great Pizza, LLC as of December 31, 2012, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Portland, Oregon

October 29, 2013

KK GREAT PIZZA, LLC

Balance Sheet

As of December 31, 2012

Assets
Current assets:
Cash and cash equivalents	$203,022
Inventories	18,917
Prepaid expenses and other current assets	35,259

Total current assets	257,198
Property and equipment, net	92,140
Intangible assets, net of accumulated amortization of $6,778	13,222

Total assets	$362,560

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$74,026
Accrued expenses	93,489

Total current liabilities	167,515
Asset retirement obligations	34,294

Total liabilities	201,809
Members’ equity	160,751

Total liabilities and members’ equity	$362,560

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Income

For the Fiscal Year Ended December 31, 2012

Restaurant sales, net	$2,926,917

Costs and expenses
Cost of food and packaging	1,006,752
Compensation and benefits	707,264
Franchise royalties	146,478
Advertising and related costs	225,024
Occupancy	227,788
Other operating expenses	107,874
General and administrative costs	150,856
Depreciation and amortization	30,187

Total costs and expenses	2,602,223

Net income	$324,694

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Members’ Equity

For the Fiscal Year Ended December 31, 2012

Members’ equity, beginning of year	$179,670
Net income	324,694
Distribution to members	(343,613)

Members’ equity, end of year	$160,751

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Cash Flows

For the Fiscal Year Ended December 31, 2012

Cash flows from operating activities
Net income	$324,694
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	30,187
Accretion expense of asset retirement obligation	2,678
Changes in current assets and liabilities:
Inventories	4,452
Prepaid expenses and other current assets	(219)
Accounts payable	(12,967)
Accrued expenses	205

Net cash from operating activities	349,030

Cash flows from investing activities
Franchise fee renewal	(5,000)

Net cash from investing activities	(5,000)

Cash flows from financing activities:
Distributions to members	(343,613)

Net cash from financing activities	(343,613)

Net increase in cash	417
Cash, beginning of year	202,605

Cash, end of year	$203,022

See accompanying notes.

KK GREAT PIZZA, LLC

Notes to Financial Statements

Note 1—Summary of Significant Accounting Policies

KK Great Pizza, LLC (“the Company”) was organized in Minnesota in September 2000 and operates four Papa Murphy’s Take and Bake Pizza stores in Minnesota and Wisconsin. The Company is wholly-owned by two Members. The Members each own 50% interest in the Company, respectively.

Fiscal Year—To match its operating cycle, the Company uses a 52 or 53 week fiscal year, ending on the Monday nearest to December 31. Fiscal year 2012 was a 52 week year.

Cash and Cash Equivalents—Cash equivalents include liquid investments with remaining maturities of three months or less when purchased.

Inventories—Inventories consist primarily of food and packaging supplies used in the restaurant and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment—Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured. Maintenance and repairs are charged to expense as incurred; expenditures for additions, improvements, and replacements are capitalized. Upon disposal of property and equipment subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in the statement of income. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

The Company recognized no impairment of property and equipment assets for the fiscal year ended December 31, 2012.

Intangible Assets—The Company’s intangible assets consist of franchise rights from Papa Murphy’s International LLC. Franchise rights are amortized on a straight-line basis over the related franchise agreement term, which ranges from 5 to 10 years. The Company reviews the carrying value of intangible assets for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

The Company recognized no impairment of intangible assets for the fiscal year ended December 31, 2012.

Amortization expense for the year ended December 31, 2012 was $3,281. The estimated future amortization expense of amortizable intangible assets as of December 31, 2012 is as follows:

Fiscal years 2013	$2,500
2014	2,500
2015	2,500
2016	2,500
2017	1,722
Thereafter	1,500

$13,222

The weighted average amortization period for the intangible assets is approximately 8.75 years.

Revenue Recognition—Retail sales from restaurants are recognized as revenues when the product is purchased by the customer.

Income Taxes—The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the Members in their respective tax returns.

Distributions to Members—Guaranteed payments to Members that are intended as compensation for services rendered are accounted for as company expenses rather than as distributions.

The Company customarily makes payment on a quarterly basis to Members to pay their estimated personal federal and state income tax liabilities generated by the operations of the Company, which is accounted for as distributions to members.

Asset Retirement Obligations (ARO)—AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including restaurant closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time the obligation is accreted to its projected future value and upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statement of income. As of December 31, 2012, the Company has recorded an ARO liability of $34,294.

Advertising—Advertising costs are expensed as incurred. For 2012, advertising costs were $225,024.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results may differ from those estimates.

Note 2—Property and Equipment

Property and equipment are comprised of the following:

2012
Leasehold improvements	$251,980
Restaurant equipment and fixtures	300,488

552,468
Less accumulated depreciation	460,328

Total	$92,140

Depreciation expense was $26,906 for the fiscal year ended December 31, 2012.

Note 3—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

2012
Prepaid rent	$15,506
Prepaid franchise fee	15,000
Prepaid insurance	4,253
Utility deposit	500

Total	$35,259

Note 4—Accrued Expenses

Accrued expenses are comprised of the following:

2012
Accrued compensation and benefits	$90,963
Sales taxes and other	2,526

Total	$93,489

Note 5—Commitments and Contingencies

As of December 31, 2012, the Company leased four store locations under operating leases that expire between 2013 and 2019. Future minimum payments under these non-cancelable leases, including payments during the renewal term of the renewed lease, are as follows:

2013	$124,075
2014	119,568
2015	120,519
2016	123,526
2017	96,516
Thereafter	287,698

Total	$871,902

Rent expense totaled $127,909 for the fiscal year ended December 31, 2012.

Note 6—Employee Benefit Plans

The Company maintains a salary deferral plan under the provisions of Section 401(k) of the Internal Revenue Code, whereby participating employees may defer a portion of their gross wages. The Company provides a matching contribution under the plan. Company matching contributions for the fiscal year ending December 31, 2012 were approximately $8,000.

Note 7—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through October 29, 2013, which is the date the financial statements were available to be issued.

During June 2013, the Company elected to not open a store in the River Falls location. The Company elected to forfeit the franchise fee deposit of $15,000 in connection with this decision.

During August 2013, the Company agreed to sell substantially all of the assets of the Company to Papa Murphy’s Company Stores, Inc., the parent entity of Papa Murphy’s International LLC, the Franchisor. The Company expects to close on the sale on November 4, 2013.

KK GREAT PIZZA, LLC

Balance Sheet (Unaudited)

As of September 30, 2013 and December 31, 2012

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$69,097	$203,022
Inventories	19,335	18,917
Prepaid expenses and other current assets	22,356	35,259

Total current assets	110,788	257,198
Property and equipment, net	87,391	92,140
Intangible assets, net of accumulated amortization of $8,653 and $6,778, respectively	11,347	13,222

Total Assets	$209,526	$362,560

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$14,930	$74,026
Accrued expenses	20,870	93,489

Total current liabilities	35,800	167,515

Asset retirement obligations	36,332	34,294

Total liabilities	72,132	201,809
Members’ Equity	137,394	160,751

Total liabilities and members’ equity	$209,526	$362,560

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Income (Unaudited)

For the Nine Months Ended September 30, 2013 and October 1, 2012

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012
Restaurant sales, net	$2,140,716	$2,114,585

Costs and expenses
Cost of food and packaging	705,063	717,989
Compensation and benefits	512,588	501,917
Franchise royalties	107,064	105,849
Advertising and related costs	145,490	162,070
Occupancy	149,592	172,715
Other operating expenses	131,066	79,796
General and administrative costs	159,854	92,211
Depreciation and amortization	24,052	22,854

Total costs and expenses	1,934,769	1,855,401

Net income	$205,947	$259,184

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Member’s Equity (Unaudited)

For the Nine Months Ended September 30, 2013

NINE MONTHS ENDED SEPTEMBER 30, 2013
Members’ equity, beginning of period	$160,751
Net Income	205,947
Distribution to members	(229,304)

Members’ equity, end of period	$137,394

See accompanying notes.

KK GREAT PIZZA, LLC

Statement of Cash Flows (Unaudited)

For the Nine Months Ended September 30, 2013 and October 1, 2012

	NINE MONTHS ENDED
	SEPTEMBER 30, 2013	OCTOBER 1, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$205,947	$259,184
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	24,052	22,854
Changes in current assets and liabilities:
Inventories	(418)	3,098
Prepaid expenses and other current assets	12,903	(1,119)
Accounts payable and accrued expenses	(131,715)	(113,532)
Asset retirement obligation	—	1,898

Net cash from operating activities	110,769	172,383

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	$(15,390)	—
Additions to intangible assests	—	(5,000)

Net cash from investing activities	(15,390)	(5,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to Members	(229,304)	(277,753)

Net cash from financing activities	(229,304)	(277,753)

NET INCREASE (DECREASE) IN CASH	(135,962)	(110,370)
CASH, beginning of period	203,022	202,605

CASH, end of period	$69,097	$92,235

See accompanying notes.

Note 1—Summary of Significant Accounting Policies

KK Great Pizza, LLC (“the Company”) was organized in Minnesota in September 2000 and operates four Papa Murphy’s Take and Bake Pizza stores in Minnesota and Wisconsin. The Company is wholly-owned by two Members. The Members each own 50% interest in the Company, respectively.

The unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all information and footnotes necessary for a fair presentation of the Company’s financial position and the results of operations and cash flows in conformity with U.S. GAAP for complete financial statements. These consolidated financial statements should be read in conjunction with the Company’s financial statements and related notes as of December 31, 2012 and January 2, 2012, and for the years then ended. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the interim periods ended September 30, 2013 and October 1, 2012, presented herein are not necessarily indicative of the results that may be expected for the year ending December 30, 2013.

Fiscal Year—To match its operating cycle, the Company uses a 52 or 53 week fiscal year, ending on the Monday nearest to December 31. Each of the nine months ended September 30, 2013 and October 1, 2012 consisted of a 39 weeks.

Cash and Cash Equivalents—Cash equivalents include liquid investments with remaining maturities of three months or less when purchased.

Inventories—Inventories consist primarily of food and packaging supplies used in the restaurant and are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment—Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the related lease term, including renewal options to the extent renewals are reasonably assured. Maintenance and repairs are charged to expense as incurred; expenditures for additions, improvements and replacements are capitalized. Upon disposal of property and equipment subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in the statement of income. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

The Company recognized no impairment of property and equipment assets for the nine months ended September 30, 2013 and October 1, 2012.

Intangible Assets—The Company’s intangible assets consist of franchise rights from Papa Murphy’s International LLC. Franchise rights are amortized on a straight-line basis over the related franchise agreement term, which ranges from 5 to 10 years. The Company reviews the carrying value of intangible assets for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable.

The Company recognized no impairment of intangible assets for the nine months ended September 30, 2013 and October 1, 2012.

Amortization expense for the nine months ended September 30, 2013 and October 1, 2012 was $1,875 and $2,654, respectively. The estimated future amortization expense of amortizable intangible assets for the 12-month periods following September 30, 2013 is as follows:

September 30,	2014	$2,500
	2015	2,500
	2016	2,500
	2017	2,347
	2018	1,500

		$11,347

The weighted average amortization period for the intangible assets is approximately 8.75 years.

Revenue Recognition—Retail sales from restaurants are recognized as revenues when the product is purchased by the customer.

Income Taxes—The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the Members in their respective tax returns.

Distributions to Members—Guaranteed payments to Members that are intended as compensation for services rendered are accounted for as company expenses rather than as distributions.

The Company customarily makes payment on a quarterly basis to Members to pay their estimated personal federal and state income tax liabilities generated by the operations of the Company, which is accounted for as distributions to members.

Asset Retirement Obligations (ARO)—AROs are primarily associated with leasehold improvements which, at the end of a lease, the Company is obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. Fair value is estimated based on a number of assumptions requiring management’s judgment, including restaurant closing costs, cost inflation rates, and discount rates in effect at the time the lease is signed. Over time the obligation is accreted to its projected future value and upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statement of income. The Company has recorded an ARO liability of $34,294 and $33,661 as of September 30, 2013 and October 1, 2012, respectively.

Advertising—Advertising costs are expensed as incurred. For the nine months ended September 30, 2013 and October 1, 2012, advertising costs were $145,490 and $162,070, respectively.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results may differ from those estimates.

Note 2—Property and Equipment

Property and equipment are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Leasehold improvements	$251,980	$251,980
Restaurant equipment and fixtures	317,915	300,488

	569,895	552,468
Less accumulated depreciation	482,504	460,328

	$87,391	$92,140

Depreciation expense was $22,177 and $20,199 for the nine months ended September 30, 2013 and October 1, 2012, respectively.

Note 3—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Prepaid insurance	$—	$4,253
Prepaid rent	15,025	15,506
Utility deposits	500	500
Prepaid franchise fee	—	15,000
Prepaid taxes	6,831	—

	$22,356	$35,259

During June 2013, the Company elected to not open a store in the River Falls location. The Company elected to forfeit the franchise fee deposit of $15,000 in connection with the decision.

Note 4—Accrued Expenses

Accrued expenses are comprised of the following:

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Accrued compensation and benefits	$6,886	$90,963
Sales taxes and other	13,984	2,526

	$20,870	$93,489

Note 5—Commitments and Contingencies

As of September 30, 2013, the Company leased four store locations under operating leases that expire between 2013 and 2019. Future minimum payments for the 12-month periods following September 30, 2013, under these non-cancelable leases, including payments during the renewal term of the renewed lease, are as follows:

2014	120,593
2015	120,281
2016	122,648
2017	104,053
2018	82,370
Thereafter	257,578

$807,523

Rent expense totaled $92,272 and $96,257 for the nine months ended September 30, 2013 and October 1, 2012, respectively.

Note 6—Employee Benefit Plans

The Company maintains a salary deferral plan under the provisions of Section 401(k) of the Internal Revenue Code, whereby participating employees may defer a portion of their gross wages. The Company provides a matching contribution under the plan. Company matching contributions for the nine months ending September 30, 2013 and October 1, 2012 were approximately $15,000 and $6,000, respectively.

Note 7—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through October 29, 2013, which is the date the financial statements were available to be issued.

On November 4, 2013, the Company sold substantially all of the assets of the Company, consisting of four stores in Minnesota and Wisconsin, to Papa Murphy’s Company Stores, Inc., the parent entity of Papa Murphy’s International LLC, the franchisor, for $2,400,000 plus working capital.

CREATE
TAKE
BAKE
We believe
handmade dough,
fresh-grated mozzarella,
butcher-quality meats
and sliced-by-hand
veggies make your
perfect pizza.

Bringing families together through food people love.

5,833,333 Shares

Papa Murphy's Holdings, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Jefferies
Baird
Wells Fargo Securities
William Blair
Raymond James
Stephens Inc.

Until May 26, 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

May 1, 2014

Papa Murphy's®
TAKE 'N' BAKE PIZZA

Love at 425°™